EXECUTION VERSION

COMBINATION AGREEMENT

AMONG

POLYMET MINING CORP.

POLY MET MINING, INC.

TECK RESOURCES LIMITED

AND

TECK AMERICAN INCORPORATED

MADE AS OF

JULY 19, 2022

COMBINATION  AGREEMENT

THIS AGREEMENT (this "Agreement") is made as of July 19, 2022 (the "Effective Date")

BETWEEN

POLYMET MINING CORP., a company governed by the laws of  the Province of British Columbia ("PolyMet  Parent");

- and -

POLY MET MINING, INC., a company governed by the laws of Minnesota ("JVCo");

- and -

TECK RESOURCES LIMITED, a corporation governed by the laws of Canada ("Teck Parent");

- and -

TECK AMERICAN INCORPORATED, a company governed by the laws of the State of Washington ("Teck US").

WHEREAS each of JVCo and Teck US hold separate mineral projects in the Duluth Complex in northeastern Minnesota, USA;

AND WHEREAS it is contemplated as part of the reorganizations (the "PolyMet Reorganizations") to be effected by PolyMet Parent in connection with the transactions contemplated by this Agreement that, among other things: (a) JVCo shall convert into a limited liability company governed by the laws of Delaware (following such conversion, also "JVCo"); (b) PolyMet US shall be the sole member of JVCo; and (c) JVCo and PolyMet US shall enter into a Limited Liability Company Agreement (the "Original LLC Agreement");

AND WHEREAS it is contemplated in connection with the transactions contemplated by this Agreement that, among other things: (a) Teck US shall contribute the Contributed Assets to JVCo; (b) JVCo shall issue a 50% Ownership Interest in JVCo to Teck US as consideration for the Contributed Assets; and (c) JVCo, PolyMet US and Teck US shall enter into an amended and restated LLC Agreement substantially in the form attached as Schedule Q (the "LLC Agreement"), which shall amend and restate the Original LLC Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1                      Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, all capitalized terms referred to in this Agreement shall have the meanings given thereto in Schedule A.

1.2                      Rules of Interpretation

The following rules of interpretation shall apply in this Agreement unless something in the subject matter or context  is inconsistent  therewith:

(a) the singular includes the plural and vice-versa;

(b) where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(c) the headings in this Agreement form no part of this Agreement and are deemed to have been inserted for convenience only and shall not affect the construction or interpretation of any of its  provisions;

(d) all references in this Agreement shall be read with such changes in number and gender that the context may require;

(e) references to "Articles," "Sections" and "Recitals" refer to articles, sections and recitals of this Agreement;

(f) the use of the words "including" or "includes" followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it;

(g) the rule of construction that, in the event of ambiguity, the contract shall be interpreted against the Party responsible for the drafting or preparation of the Agreement, shall not apply;

(h) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other  subdivision;

(i) any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force, from time to time, and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(j) unless something in the subject matter or context is inconsistent therewith or unless otherwise provided, any reference to a specific agreement, contract or document in this Agreement is to that agreement, contract or document in its current form or as it may from time to time be amended, supplemented, varied, novated, extended, altered, replaced or  changed;

(k) all calculations and computations made pursuant to this Agreement shall be carried out in accordance with Applicable Accounting Standards consistently applied to the extent that such principles are not inconsistent with the provisions of this Agreement;

(l) in the case of any matters that are expressly left to a Person's discretion (whether sole, absolute or otherwise), such Person may take into account any considerations that such Person may deem appropriate, including the personal interests of such Person, without regard to any duty (fiduciary or otherwise)  that such Person may have to any other Party and shall not be considered to have violated any duty (fiduciary or otherwise) by doing so;

(m) where any statement or disclosure is qualified by the expression "to the knowledge of" or any similar expression, the Party in respect of whom the expression is made shall be deemed to have knowledge of anything of which the Senior Executive Officer of the Party has knowledge, having made due enquiries as a prudent business person in comparable circumstances would make and that are  reasonably necessary to enable such Person to make the relevant statement or disclosure;

(n) in this Agreement, an agreement, representation or warranty for two or more persons is for the benefit of them jointly and each of them individually and an agreement, representation or warranty by two or more persons binds them jointly and each of them individually. A reference to a group of persons or things is a reference to them jointly or individually; and

(o) the words "written" or "in writing" include printing or any electronic means of communication capable of being visibly reproduced at the point of reception including fax or email.

1.3                      Ordinary Course of Action

An action by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if: (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; (b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); (c) such action is similar in nature and magnitude to actions customarily taken by a majority of Persons in the same industry or line of business as such Person, in the ordinary course of the normal day-to-day operations; and (d) to the extent such action is subject to any requirement of prior consent from another Person, such consent has been obtained and such action is consistent with such  consent.

1.4                      Computation of Time

In this Agreement, unless something in the subject matter or context is inconsistent In this Agreement, unless something in the subject matter or context is inconsistent therewith, a "day" shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and in the event that any date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.5                      Currency

All references to moneys in this Agreement are references to U.S. dollars  and  all  obligations  hereunder  shall  be  denominated in  U.S. dollars.

1.6                      Control

(a) For the purposes of this Agreement,

(i) a Person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(ii) a Person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that Person and the Person is able to direct the business and affairs of the entity; and

(iii) the general partner of a limited partnership controls the limited partnership.

(b) A Person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity.

(c) A Person is deemed to control, within the meaning of Section 1.6(a)(i) or Section 1.6(a)(ii), an entity if the aggregate  of

(i) any securities of the entity that are beneficially owned by that Person; and

(ii) any securities of the entity that are beneficially owned by any entity controlled by that Person,

is such that, if that Person and all of the entities referred to in Section 1.6(c)(ii) that beneficially own securities of the entity were one Person, that Person would control the entity.

(d) JVCo Matters

For avoidance of doubt:

(i) prior to the Closing Date, JVCo shall be considered under the control of PolyMet Parent; and

(ii) following the Closing Date, JVCo shall not be considered under the control of: (x) any Party; or (y) the Affiliate of any Party.

ARTICLE 2

CONTRIBUTION OF CONTRIBUTED ASSETS AND ASSUMPTION OF ASSUMED
OBLIGATIONS

2.1 Contribution of the Contributed Assets to JVCo

At the Closing, Teck US shall, subject to the terms and conditions of this Agreement, contribute to JVCo the Contributed Assets for the consideration specified in Section 2.3.

2.2 Assumption of Assumed Obligations by JVCo

(a) Subject to the terms and conditions of this Agreement, JVCo covenants and agrees to assume, pay, satisfy, discharge, perform and fulfil, effective as of and from and after the Time of Closing, when due any and all Assumed Obligations.

(b) For the avoidance of doubt, the Assumed Obligations: (i) include certain Liabilities and Obligations of PolyMet Parent; and (ii) may include certain Liabilities and Obligations of: (x) Affiliates of PolyMet Parent; (y) Teck US; (z) Teck Parent; or  (aa) Affiliates of Teck Parent, that have been or may be imposed  under Governmental Authorizations with respect to the  PolyMet  Underlying  Assets  and/or the Contributed Assets  which Assumed Obligations  may not  be  assignable or otherwise Transferrable to JVCo under Applicable Law (the "Retained Obligations").

(c) Although the Retained Obligations may not be assignable  or  otherwise  Transferrable to JVCo under Applicable Law, it is the Parties' intent that JVCo covenants and agrees to assume, pay, satisfy, discharge, perform  and  fulfil,  effective as of and from and after the Time of Closing, when due any and all  Retained Obligations. Accordingly, JVCo shall indemnify and hold: (a) PolyMet Parent, its Affiliates and their respective directors, officers, employees and agents harmless in respect of Claim which may be made  or  brought  against  an  Indemnified Person or which it may suffer or incur directly or indirectly as a result  of, in respect of or arising out of any Retained Obligations; and (b) Teck US, Teck Parent, their respective Affiliates and  their  respective  directors,  officers,  employees and agents harmless in respect of Claim  which  may  be  made  or  brought against an Indemnified Person or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of any Retained Obligations. Notwithstanding any other provision of this Agreement, the indemnity provided by JVCo pursuant to this Section 2.2(c) shall survive indefinitely and shall not  be subject to any limitation contemplated in this  Agreement.

2.3 Consideration for Contributed Assets

The consideration of the contribution of the Contributed Assets, shall be satisfied at the Time of Closing by: (x) the assumption, payment, satisfaction, discharge, performance and fulfillment by JVCo of the Assumed Obligations; and (y) the issuance of JVCo to Teck US of 50% of the Ownership Interests (the "Equity  Consideration").

2.4 RESERVED

[Intentionally deleted.]

2.5 Risk of Loss and Damage Prior to Closing

(a) Teck US shall bear all risk of loss or damage to, or destruction of, the Contributed Assets until the Time of Closing and JVCo shall bear all such risk of loss from and after the Time of Closing.

(b) PolyMet Parent shall bear all risk of loss or damage to, or destruction of, the PolyMet Underlying Assets until the Time of Closing and JVCo shall bear all such risk of loss from and after the Time of Closing.

2.6 Payment of Taxes on Sale and Transfer

The responsibility for paying any transfer taxes payable in respect of the sale and transfer of the Contributed Assets to JVCo shall be borne by Teck US and Teck US shall pay or cause to be paid when due such amounts to the appropriate Governmental Authority. On or prior to Closing, Teck US shall provide evidence reasonably satisfactory to JVCo that Teck US has paid any transfer taxes payable in respect of the sale, transfer and assignment of the Contributed Assets from Teck US to JVCo.

2.7 Payment of Closing Permitted Expenses Adjustment

As applicable: (a) Teck US shall pay and deliver to PolyMet Parent a cash amount equal to the Closing Permitted Expenses Adjustment by wire transfer of immediately available funds to the bank account designated by PolyMet Parent in writing at least two Business Days prior to the Closing Date; or (b) PolyMet Parent shall pay and deliver to Teck US a cash amount equal to the Closing Permitted Expenses Adjustment by wire transfer of immediately available funds to the bank account designated by Teck US in writing at least two Business Days prior to the Closing Date.

ARTICLE 3

TRANSACTIONS TO BE EFFECTED AT THE CLOSING

3.1 Teck US Deliverables

At the Closing, Teck US shall deliver (together, the "Teck Closing Deliverables"):

(a) to JVCo all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents which are necessary to assign, sell, transfer, convey and set over the Contributed Assets and the Assumed Obligations to JVCo contemplated by this Agreement, in such form and with such content as JVCo and Teck US, each acting reasonably, may mutually agree;

(b) to JVCo all other agreements, documents, instruments or certificates required to be delivered by Teck US at or before the Closing under Schedule C; and

(c) to PolyMet Parent all agreements, documents, instruments or certificates required to be delivered by Teck US at or before the Closing under Schedule D.

3.2 PolyMet Parent Deliverables

At the Closing, PolyMet Parent shall deliver (together, the "PolyMet Parent Closing Deliverables"):

(a) to JVCo all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents which are necessary to assign, sell, transfer, convey and set over any "wrong pocket" PolyMet Underlying Assets discovered in the Interim Period and the Assumed Obligations to JVCo contemplated by this Agreement, in such form and content as JVCo and PolyMet Parent, each acting reasonably, may mutually agree;

(b) to JVCo all other agreements, documents, instruments or certificate required to be delivered by PolyMet Parent at or before the Closing under Schedule E; and

(c) to Teck US all agreements, documents, instruments or certificates required to be delivered by PolyMet Parent at or before the Closing under Schedule F.

3.3 JVCo Deliverables

At the Closing, JVCo shall deliver (together, the "JVCo Closing Deliverables"):

(a) to Teck US, a copy of the appropriate notation on the register of securityholders evidencing the Equity Consideration;

(b) to Teck US all other agreements, documents, instruments or certificates required to be delivered by JVCo at or before the Closing under Schedule G;

(c) to Teck Parent all agreements, documents, instruments or certificates required to be delivered by JVCo at or before the Closing under Schedule H; and

(d) to PolyMet Parent all agreements, documents, instruments or certificates required to be delivered by JVCo at before the Closing under Schedule I.

3.4 Nature of Closing

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any Party to the other Parties pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a Condition Precedent to the Closing has been paid, satisfied, executed and  delivered, as the case may  be.

3.5 Retained Governmental Authorization and Permits

If allowed by Applicable Law any: (x) Governmental Authorization; or (y) Existing Permit, forming part of: (i) the Contributed Assets; or (ii) the PolyMet Underlying Assets, shall be assigned, sold, Transferred, conveyed and set over to JVCo at the Closing; provided, however, that notwithstanding any other provision  of  this Agreement,  if  any such  Governmental Authorization or Existing Permit ("Retained Governmental Authorizations and Permits") may not under  Applicable Law be assigned, sold, Transferred, conveyed and set over to JVCo  until  a Governmental Authority has  approved such assignment, sale, Transfer or conveyance  following  the Closing, then such assignment, sale, Transfer, conveyance, and setting over of such Retained Governmental Authorization and Permit shall be deemed not to have occurred at Closing, such Retained Governmental Authorization and Permit shall be held in trust for the benefit of JVCo,    and the Parties shall cooperate as required by Section 11.1 to complete such assignment, sale, Transfer, conveyance, and setting  over of such Retained Governmental Authorization and Permit  as soon as practicable following the Closing in accordance with Applicable Law.

3.6 PolyMet Environmental Liabilities and Permitting Obligations

For the avoidance doubt, Teck US acknowledges and accepts that, upon the issuance to Teck US of the Equity Consideration and as a result of being the beneficial owner of the Equity Consideration and a party to the LLC Agreement, Teck US will be responsible for 50% of: (x) the PolyMet Environmental Liabilities; and (y) the other Assumed Obligations (including the PolyMet Reclamation Obligations), existing as of the Closing Date or incurred after the Closing.

ARTICLE 4
POLYMET  REORGANIZATIONS

4.1 Structure

The Parties agree that the structure and order of the PolyMet Reorganizations described in Schedule J may be amended by the written agreement of the Parties if the Parties determine that such amendment is preferred from a commercial, legal and/or tax perspective, following consultation with their respective advisers, or otherwise if such amendment is determined to be necessary to comply with Applicable Law.

4.2 PolyMet Notices

(a) To the extent required by Applicable Law, PolyMet Parent shall, within any relevant period prescribed by Applicable Law, notify or cause the notification of the execution of this Agreement as of the Effective Date and following the execution of this Agreement, the completion at Closing of the PolyMet Reorganizations with the appropriate Governmental Authorities, including, if applicable, the United States Internal Revenue Service, in each case in the appropriate form as required by Applicable Law.

(b) PolyMet Parent shall promptly (and in any event within two Business Days of the date of such completion) notify Teck Parent of the completion of the PolyMet Reorganizations.

ARTICLE 5
CLOSING ARRANGEMENTS

Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement shall take place at a closing (the "Closing") to be held electronically at 12:00 p.m. (Vancouver time), no later than two Business Days after the last of the conditions to Closing set out in Article 14 have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time or on such other date as Parties may mutually agree upon in writing (the day on which the Closing takes place being the "Closing Date").

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 PolyMet Disclosure Letter

Contemporaneously with the execution and delivery of this Agreement, JVCo and PolyMet Parent are delivering to Teck US and Teck Parent the PolyMet Disclosure Letter, which modifies and qualifies certain representations and warranties of JVCo and PolyMet Parent contained in Schedule K and Schedule L. Notwithstanding anything in the PolyMet Disclosure Letter to the contrary, any disclosure in the PolyMet Disclosure Letter shall be a disclosure for purposes of all representations and warranties in Schedule K and Schedule L to the extent the relevance of such disclosure to any such representation or warranty is reasonably clear on the face of such disclosure.

6.2 Representations and Warranties of JVCo and PolyMet Parent

Each of JVCo and PolyMet Parent represents and warrants to Teck US and Teck Parent as set out on Schedule K, and each of JVCo and PolyMet Parent acknowledges that each of Teck US and Teck Parent is relying upon such representations and warranties in connection with the entering into of this Agreement.

6.3 Representations and Warranties Regarding PolyMet Reorganizations

Each of JVCo and PolyMet Parent represents and warrants to Teck US and Teck Parent as set out on Schedule L, and each of JVCo and PolyMet Parent acknowledges that each of Teck US and Teck Parent is relying upon such representations and warranties in connection with the entering into of this Agreement.

6.4 Teck Disclosure Letter

Contemporaneously with the execution and delivery of this Agreement, Teck US and Teck Parent are delivering to JVCo and PolyMet Parent the Teck Disclosure Letter, which modifies and qualifies certain representations and warranties of Teck US and Teck Parent contained in Schedule M. Notwithstanding anything in the Teck Disclosure Letter to the contrary, any disclosure in the Teck Disclosure Letter shall be a disclosure for purposes of all representations and warranties in Schedule M to the extent the relevance of such disclosure to any such representation or warranty is reasonably clear on the face of such  disclosure.

6.5 Representations and Warranties of Teck US and Teck Parent

Each of Teck US and Teck Parent represents and warrants to JVCo and PolyMet Parent as set out on Schedule M and each of Teck US and Teck Parent acknowledges that each of JVCo and PolyMet Parent is relying upon such representations and warranties in connection with the entering into of this Agreement.

ARTICLE 7
TECK BUSINESS COVENANTS

7.1 PolyMet Access to Information

(a) Except to the extent prohibited by Applicable Law, from the Effective Date to the earlier of: (x) the Closing Date; or (y) the time this Agreement is terminated in accordance with its provisions, Teck US and Teck Parent shall continue providing JVCo and PolyMet Parent and their respective officers, directors, employees, consultants  and  advisors:

(i) reasonable access to the Contributed Assets, including the Contributed Real Properties;

(ii) reasonable access to Teck US's employees who have direct involvement with the Mesaba Business;

(iii) reasonable access to all the properties, books, contracts, commitments, reports and records of Teck US or Teck Parent directly relating to the Contributed Assets, including the right to inspect, after providing notice and subject to reasonable conditions, any information systems and other assets;

(iv) true and complete copies of all title documents to all of the Contributed Assets;  and

(v) such financial and operating data and other information directly relating to the Contributed Real Properties, the Contributed Assets, and the Mesaba Business as each of JVCo and PolyMet Parent may from time to time reasonably request.

(b) JVCo and PolyMet Parent and their officers, directors, employees, consultants and advisors shall give reasonable prior notice to Teck US and/or Teck Parent prior to conducting such inspections (and in no event less than 24 hours' notice prior to conducting such inspections), and conduct all such inspections in a manner that will minimize disruptions to the business and operations of each of Teck US and Teck Parent.

(c) Notwithstanding anything to the contrary in this Section 7.1, neither JVCo nor PolyMet Parent nor any other Person shall  have access  to  employee  records  or  any other information to the extent that (i) the disclosure of such records and information is prohibited by Applicable Law or lawfully protected by a confidentiality agreement or (ii) the employees to whom such employee records relate will not be associated  with  the  Mesaba  Business  after Closing.

7.2 Conduct of Business by Teck US

Teck US and Teck Parent covenant and agree that except as: (i) otherwise expressly provided in this Agreement; (ii) set out in the Committed Work Program and Budget (as defined in the LLC Agreement), or (iii) approved by the other Parties in writing, from the Effective Date to the earlier of: (x) the Closing Date; or (y) the time this Agreement is terminated in accordance with its provisions:

(a) Teck US shall operate in the Ordinary Course  of  Business and,  consistent  with  such operation, make commercially reasonable efforts to comply in all material respects with all Applicable Law and contractual obligations of Teck US relating to the  Contributed Assets;

(b) Teck US shall not Transfer, lease, license, mortgage, pledge or Encumber any Contributed Assets;

(c) Teck US shall not create or assume any new material Encumbrance upon any of the Contributed Assets;

(d) Teck US shall not adopt a plan of complete or partial liquidation,  dissolution, merger, consolidation,  restructuring,  recapitalization  or  other reorganization;

(e) Teck US shall not take, or agree to or commit to take, any action that: (x) would or  is reasonably likely to result in any of the Conditions Precedent not being satisfied; (y) would make any representation or warranty of Teck US or Teck Parent contained in this Agreement inaccurate in any respect at, or as of any time    prior to, the Closing Date; or (z) would impair the ability of the Parties to consummate the Closing in accordance with the provisions of this Agreement or delay such consummation;

(f) Teck US shall not enter into any Contract or transaction relating to the purchase or disposal of assets relating to the Mesaba Business other than in the Ordinary Course of Business;

(g) Teck Parent shall not cause any Liabilities or Obligations to be  incurred  with  respect to the  Mesaba Business,  and Teck  US shall not  incur any such Liabilities  or Obligations to be incurred, which in either case would have a Contributed Asset Material Adverse Effect regardless of whether such Liabilities or Obligations are or may be within the Ordinary Course of  Business;  and

(h) For the avoidance of doubt, and notwithstanding anything provided in this Section 7.2,  neither Teck  US nor Teck  Parent  shall enter into  any agreement  addressing  or resolving in the Interim Period any matters identified in the Teck Disclosure  Letter as PolyMet consent items without the prior written consent of  PolyMet  Parent, which consent shall not be unreasonably withheld, delayed, or conditioned.

(i) For the avoidance of doubt, the covenants and agreements  in  this  Section  7.2  apply solely with respect to the Contributed Assets and not  with  respect  to the  other business of Teck US and Teck Parent not directly related to the Mesaba Business.

7.3 Limitations on Teck US Conduct of Business  Covenant

(a) Except as expressly provided below, nothing in Article 7 shall prevent, limit, circumscribe or otherwise restrict in any way whatsoever Teck US from:

(i) taking any step that Teck US has determined is reasonable to prevent, address or mitigate the effects of any environmental hazard, any occupational health hazard, any safety and welfare hazard, or any emergency;

(ii) taking any step that Teck US has determined is reasonable in an urgent, emergency or disaster situation with the intention of preventing, addressing or mitigating any adverse effect of such situation in relation to Teck US or its Affiliates, including, for the avoidance of doubt:

A. ensuring safety of personnel or local communities, protecting the environment, preserving property or as required to contain social unrest or reputational damage or otherwise minimizing any adverse effect of such situation in relation to the Mesaba Business; and

B. any measures reasonably adopted in light of, or in light of any new developments arising in connection with, the COVID-19 pandemic, in particular where aimed at avoiding or reducing any negative impact on the Mesaba Business, complying with the recommendations of any Governmental Authority or taking advantage  of  any  flexibility  or  relief  measures  afforded  by Applicable Law or any Governmental Authority in the context of the COVID-19 pandemic;

(iii) undertaking any action that Teck US has determined is reasonably required to be undertaken to: (x) comply with Applicable Law relating to the Contributed Assets; or (y) or pursuant to any Governmental Authorization governing the Contributed Assets;

(iv) subject to Section 7.2(g) and Section 7.2(h), taking any step that Teck US has determined is reasonable to prevent, address or mitigate injury or damage to any person or property;

(v) subject to Section 7.2(g) and Section 7.2(h), undertaking (or refraining from taking) any actions to the extent that such matters are contemplated in any programs, budgets, mine plans, work plans or business plans included in the Teck Disclosure Letter; and

(vi) subject to Section 10.3(iii), communicating with Governmental Authorities including the scope, timing and tactics in connection with such communications.

(b) Teck US shall, to the extent practicable, keep JVCo and PolyMet Parent reasonably apprised of any actions or steps taken by Teck US under Section 7.3 related to the transactions contemplated by this Agreement (other than, for the avoidance of doubt, actions or steps which are immaterial in nature). Such reasonable apprisal shall include advance notice (to the extent practicable), but for the avoidance of doubt the provision of advance notice shall not be a condition to the taking of any applicable action or step.

7.4 Maintenance of Contributed Assets

Subject to Section 7.2 and Section 7.3, Teck US and Teck Parent will maintain the Contributed Assets in good order in a manner consistent with  past  practice  and  customary  industry  standards.

ARTICLE 8

POLYMET BUSINESS COVENANTS

8.1 Teck Access to Information

(a) Except to the extent prohibited by Applicable Law, from the Effective Date to the earlier of: (x) the Closing Date; or (y) the time this Agreement is terminated in accordance with its provisions, JVCo and PolyMet Parent shall continue providing Teck US and Teck Parent and their respective officers, directors, employees, consultants  and  advisors:

(i) reasonable access to the PolyMet Underlying Assets, including the PolyMet Underlying Real Properties;

(ii) reasonable access to JVCo's  employees;

(iii) reasonable access to all the properties, books, contracts, commitments, reports and records of JVCo or PolyMet Parent directly relating to the PolyMet Underlying Assets, including the right to inspect, after providing notice and subject to reasonable conditions, any information systems and other  assets;

(iv) true and complete copies of all minute books and stock record  books of JVCo relating to the PolyMet Underlying Assets and, where applicable, title documents to all of the PolyMet Underlying Assets;    and

(v) such financial and operating data and other information directly relating to the PolyMet Underlying Assets, the PolyMet Underlying Real Properties, and the PolyMet Business as each of Teck US and Teck Parent may from time to time reasonably request.

(b) Teck US and Teck Parent and their officers, directors, employees, consultants and advisors shall give reasonable prior notice to JVCo and/or PolyMet Parent prior to conducting such inspections (and in no event less than 24 hours' notice prior to conducting such inspections), and shall conduct all such inspections in a manner that will minimize disruptions to the business and operations of each of JVCo and PolyMet Parent.

(c) Notwithstanding anything to the contrary in this Article 8, neither Teck US nor Teck Parent nor any other Person shall have access to employee records or any other information to the extent that the disclosure of such records and information is prohibited by Applicable Law or lawfully protected by a confidentiality  agreement.

8.2 Conduct of Business of JVCo

JVCo and PolyMet Parent covenant and agree that except as: (i) otherwise expressly provided in this Agreement; (ii) set out in the Committed Work Program and Budget (as defined in the LLC Agreement); or (iii) approved by the other Parties in writing, from the Effective Date to the earlier of: (x) the Closing Date; or (y) the time this Agreement is terminated in accordance with its provisions:

(a) JVCo shall operate in the Ordinary Course of Business and, consistent with such operation, make commercially reasonable efforts to comply in all material respects with all Applicable Law and contractual obligations of JVCo relating to the PolyMet Underlying Assets;

(b) JVCo shall not Transfer, lease, license, mortgage, pledge or Encumber any PolyMet Underlying Assets;

(c) JVCo shall not create or assume any new material Encumbrance upon any of the PolyMet Underlying Assets;

(d) JVCo shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization (other than in the Ordinary Course of Business)  or  other reorganization;

(e) JVCo shall not take, or agree to or commit to take, any action that: (x) would or is reasonably likely to result  in  any  of  the Conditions  Precedent  not  being satisfied; (y) would make any representation or warranty of JVCo or PolyMet  Parent contained  in this Agreement  inaccurate in any respect at, or as of  any time prior    to, the Closing Date; or (z) would impair the ability of  the Parties to consummate  the Closing in accordance with the provisions of this Agreement or delay such consummation;

(f) JVCo shall not enter into any Contract or transaction relating to the purchase or disposal of assets relating to the PolyMet Business other than in the Ordinary Course of Business;

(g) PolyMet Parent shall not cause any Liabilities or Obligations to be incurred with respect to the PolyMet Business,  and Teck  US shall not  incur any such Liabilities  or Obligations to be incurred, which in either case would have a PolyMet Material Adverse Effect regardless of whether such Liabilities or Obligations are or may be within the Ordinary Course of  Business;

(h) For the avoidance of doubt, and notwithstanding anything provided in this Section 8.2, neither JVCo nor PolyMet Parent shall enter into any agreement  addressing or resolving in the Interim Period any matters identified in the PolyMet Disclosure Letter as Teck consent items without the prior written  consent  of  Teck  Parent, which consent shall not be  unreasonably withheld,  delayed,  or conditioned;  and

(i) For the avoidance of doubt, the covenants and agreements  in  this  Section  8.2  apply solely with respect to the Contributed Assets and not  with  respect  to the  other business of Teck US and Teck Parent not directly related to the Mesaba Business.

8.3 Limitations on JVCo Conduct of Business  Covenant

(a) Except as expressly provided below, nothing in Article 8 shall prevent, limit, circumscribe or otherwise restrict in any way whatsoever    JVCo from:

(i) taking any step that JVCo has determined is reasonable to prevent,  address or mitigate the effects of any environmental hazard, any occupational health hazard, any safety and welfare hazard, or any emergency;

(ii) taking any step that JVCo has determined is reasonable in an urgent, emergency or disaster situation with the intention of preventing, addressing or mitigating any adverse effect of such situation in relation to JVCo or its Affiliates, including, for the avoidance of doubt:

A. ensuring safety of personnel or local communities, protecting the environment, preserving property or as required to contain social unrest or reputational damage or otherwise minimizing any adverse effect of such situation in relation to the PolyMet Business; and

B. any measures reasonably adopted in light of, or in light of any new developments arising in connection with, the COVID-19 pandemic, in particular where aimed at avoiding or reducing any negative impact on the PolyMet Business, complying with the recommendations of any Governmental Authority or taking advantage of any flexibility or relief measures afforded by Applicable Law or any Governmental Authority in the context of the COVID-19 pandemic;

(iii) undertaking any action that PolyMet Parent has determined is reasonably required to be undertaken to: (x) comply with Applicable Law relating to the PolyMet Underlying Assets; or (y) or pursuant to any Governmental Authorization governing the PolyMet Underlying Assets;

(iv) subject to Section 8.2(g) and Section 8.2(h), taking any step that JVCo has determined is reasonable to prevent, address or mitigate injury or damage to any person or property;

(v) subject to Section 8.2(g) and Section 8.2(h), undertaking (or refraining from taking) any actions to the extent that such matters are contemplated in any programs, budgets, mine plans, work plans or business plans included in the PolyMet Disclosure Letter;

(vi) subject to Section 10.3(iii) communicating with Governmental Authorities including the scope, timing and tactics in connection with such communications.

(b) JVCo shall, to the extent practicable, keep Teck US and Teck Parent reasonably apprised of any actions or steps taken by JVCo under Section 8.3 related to the transactions contemplated by this Agreement (other than, for the avoidance of doubt, actions or steps which are immaterial in nature). Such reasonable apprisal shall include advance notice (to the extent practicable), but for the avoidance of doubt the provision of advance notice shall not be a condition to the taking of any applicable action or step.

8.4 Maintenance of PolyMet Underlying Assets

Subject to Section 8.2 and Section 8.3, JVCo and PolyMet Parent will maintain the PolyMet Underlying Assets in good order in a manner consistent with past practice and customary industry standards.

ARTICLE 9
PERMITTED EXPENSES SHARING

9.1 Closing Permitted Expenses Adjustment

(a) At least 3 Business Days before the Closing, Teck US shall prepare and deliver to JVCo a statement setting out Teck US's good faith estimate of the Closing Permitted Expenses (the "Teck Estimated Closing Permitted Expenses") Teck  US has incurred during the Interim Period (the "Teck Estimated Closing Permitted Expenses Statement") and a certificate dated the Closing Date and signed by a duly authorized officer of Teck US that the Teck Estimated Closing Permitted Expenses Statement was    prepared in accordance with the Applicable Accounting Standards that were also used in the preparation of the financial statements for the most recent financial year end as if such Teck Estimated Closing Permitted Expenses Statement was being prepared and audited as of a financial year end.

(b) At least 3 Business Days before the Closing, JVCo shall prepare and deliver to Teck US a statement setting out JVCo's good faith estimate of the Closing Permitted Expenses (the "PolyMet Estimated Closing Permitted Expenses") JVCo has incurred during the Interim Period (the "PolyMet Estimated Closing Permitted Expenses Statement") and a certificate dated the Closing Date and signed by a duly authorized officer of JVCo that the PolyMet Estimated Closing Permitted Expenses Statement was prepared in accordance with the Applicable Accounting Standards that were also used in the preparation of the financial statements for the most recent financial year end as if such PolyMet Estimated Closing Permitted Expenses Statement was being prepared and audited as of a financial year end.

(c) The "Closing Permitted Expenses Adjustment" shall be an amount equal to the PolyMet Estimated Closing Permitted Expenses minus the Teck Estimated Closing Permitted Expenses and then divided by two. If the Closing Permitted Expenses Adjustment is a positive number, then Teck US shall pay to PolyMet Parent an amount equal to the Closing Permitted Expenses Adjustment as set out in Section

2.7. If the Closing Permitted Expenses Adjustment is a negative number, then JVCo shall pay to Teck US an amount equal to the Closing Permitted Expenses Adjustment as set out in Section 2.7.

9.2 Post-Closing Permitted Expenses Adjustment

(a) Within 60 days after the Closing Date, Teck US shall prepare and deliver to JVCo a statement setting out a final calculation of the Closing Permitted Expenses it actually incurred (the "Teck Closing Permitted Expenses") during the Interim Period (the "Teck Closing Permitted Expenses Statement") and a certificate signed by a duly authorized officer of Teck US that the Teck Closing Permitted Expenses Statement was prepared in accordance with the Applicable Accounting Standards that were also used in the preparation of the financial statements for the most recent financial year end as if such Teck Closing Permitted Expenses Statement was being prepared and audited as of a financial year  end.

(b) Within 60 days after the Closing Date, JVCo shall prepare and deliver to Teck US a statement setting out a final calculation of the Closing Permitted Expenses it actually incurred (the "PolyMet Closing Permitted Expenses") during the Interim Period (the "PolyMet Closing Permitted Expenses Statement") and a certificate signed by a duly authorized officer of JVCo that the PolyMet Closing Permitted Expenses Statement was prepared in accordance with the Applicable Accounting Standards that were also used in the preparation of the financial statements for the most recent financial year end as if such PolyMet Closing Permitted Expenses Statement was being prepared and audited as of a financial year  end.

(c) The "Post-Closing Permitted Expenses  Adjustment" shall be an amount  equal  to the PolyMet Closing Permitted Expenses minus the Teck Closing Permitted Expenses  and  then  divided  by  two.  If  the  Post-Closing  Permitted  Expenses Adjustment exceeds the Closing Permitted Expense Adjustment, then Teck US shall pay to PolyMet Parent an amount equal to such excess as provided in Section 9.8. If the Post-Closing Permitted Expenses Adjustment is less than the Closing Permitted Expense Adjustment, then PolyMet shall pay to Teck  US  an  amount equal to  such  difference as  provided  in Section 9.8.

9.3 Examination and Review

(a) After receipt of the PolyMet Closing Permitted Expenses Statement, Teck US shall have 30 days (the "Teck Review Period") to review the PolyMet Closing Permitted Expenses Statement. During the Teck Review Period, Teck US shall have full access to the Records and Data and personnel of, and working papers prepared by, JVCo to the extent that they relate to the PolyMet Closing Permitted Expenses Statement and to such historical financial information (to the extent in JVCo's possession) relating to the PolyMet Closing Permitted Expenses Statement as Teck US may reasonably request for the purpose of reviewing the PolyMet Closing Permitted Expenses Statement and to prepare a Teck Statement of Objections; provided that such access shall be in a manner that does not interfere with the normal business operations of JVCo.

(b) After receipt of the Teck Closing Permitted Expenses Statement, JVCo shall have 30 days (the "PolyMet Review Period") to review the Teck Closing Permitted Expenses Statement. During the PolyMet Review Period, JVCo shall have full access to the Records and Data and personnel of, and working papers prepared by, Teck US to the extent that they relate to the Teck Closing Permitted Expenses Statement and to such historical financial information (to the extent in Teck US's possession) relating to the Teck Closing Permitted Expenses Statement as JVCo may reasonably request for the purpose of reviewing the Teck Closing Permitted Expenses Statement and to prepare a PolyMet Statement of Objections; provided that such access shall be in a manner that does not interfere with the normal business operations of Teck US.

9.4 Objection

(a) On or before the last day of the Teck Review Period, Teck US may object to the PolyMet Closing Permitted Expenses Statement by delivering to JVCo a written statement setting out Teck US's objections in reasonable detail, indicating each disputed item or amount and the basis for Teck US's disagreement therewith (a "Teck Statement of Objections"). If Teck US fails to deliver a Teck Statement of Objections before the expiration of the Teck Review Period, the PolyMet Closing Permitted Expenses Statement and the Post-Closing Permitted Expenses Adjustment, as the case may be, reflected in the PolyMet Closing Permitted Expenses Statement shall be deemed to have been accepted by Teck US. If Teck US delivers the Teck Statement of Objections before the expiration of the Teck Review Period, Teck US and JVCo shall negotiate to resolve such objections within 30 days after the delivery of the Teck Statement of Objections (the "Teck Resolution Period"), and, if the same are so resolved within the Teck Resolution Period, the Post-Closing Permitted Expenses Adjustment and the PolyMet Closing Permitted Expenses Statement with such changes as may have been previously agreed in writing by Teck US and JVCo, shall be final and binding.

(b) On or before the last day of the PolyMet Review Period, JVCo may object to the Teck Closing Permitted Expenses Statement by delivering to Teck US a written statement setting out JVCo's objections in reasonable detail, indicating each disputed item or amount and the basis for JVCo's disagreement therewith (a "PolyMet Statement of Objections"). If JVCo fails to deliver a PolyMet Statement of Objections before the expiration of the PolyMet Review Period, the Teck Closing Permitted Expenses Statement and the Post-Closing Permitted Expenses Adjustment, as the case may be, reflected in the Teck Closing Permitted Expenses Statement shall be deemed to have been accepted by JVCo. If JVCo delivers the PolyMet Statement of Objections before the expiration of the PolyMet Review Period, JVCo and Teck US shall negotiate to resolve such objections within 30 days after the delivery of the PolyMet Statement of Objections (the "PolyMet Resolution Period"), and, if the same are so resolved within the PolyMet Resolution Period, the Post-Closing Permitted Expenses Adjustment and the Teck Closing Permitted Expenses Statement with such changes as may have been previously agreed in writing by JVCo and Teck US, shall be final and binding.

9.5 Resolution of Disputes

If Teck US and JVCo fail to reach an agreement with respect to all of the matters set out      in the Teck Statement of Objections or the PolyMet Statement of Objections, as the case may be, before expiration of  the Teck  Resolution Period or  the PolyMet  Resolution Period, as the case  may be, then any amounts remaining in dispute (the "Disputed Amounts" and any amounts not        so disputed, the "Undisputed Amounts") shall be submitted for resolution to the office of BDO  USA, LLP or, if BDO USA, LLP is unable to serve, Teck US and JVCo shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent chartered  professional accountants other than Teck US's accountant  or  JVCo's  accountant  (the  "Independent Accountant") who, acting as an expert and not an arbitrator, shall  resolve  the  Disputed Amounts only and make any adjustments to the Post-Closing Permitted Expenses Adjustment, as the case may be, and the applicable Closing Permitted Expenses Statement. The Parties agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the Parties  and its decision for  each Disputed Amount must be within the range of values assigned to each such item in the applicable Closing Permitted Expenses Statement and the applicable Statement of Objections, respectively.

9.6 Fees of the Independent Accountant

The fees and expenses of the Independent Accountant shall be paid by: (a) Teck US  and (b) PolyMet Parent, based upon the percentage that the amount actually contested but not awarded to Teck US or JVCo, respectively, bears to the aggregate amount actually contested by Teck US and JVCo.

9.7 Determination by the Independent Accountant

The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as the Parties shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and their adjustments to the applicable Closing Permitted Expenses Statement or the Post-Closing Permitted Expenses Adjustment, or both, shall be conclusive and binding upon the Parties absent fraud or manifest error and may not be appealed.

9.8 Payments of Post-Closing Permitted Expenses Adjustment

(a) Except as otherwise provided in this Agreement, any payment contemplated by Section 9.2(c), together with interest calculated as set out below, shall: (a) be due:

(x) within 5 Business Days of acceptance of the determination of the Post-Closing Permitted Expenses Adjustment; or (y) if there are Disputed Amounts, then within 5 Business Days of the resolution described in Section 9.5; and (b) be paid by wire transfer of immediately available funds to such bank account as is directed by Teck US or PolyMet Parent, as the case may  be.

(b) Any payment amount contemplated by Section 9.2(c) shall bear interest from and including the Closing Date to and including the date of payment at a rate per annum equal to Term SOFR plus 5%. Such interest shall be calculated daily on the basis of a 365- or 366-day year and the actual number of days  elapsed.

9.9 Adjustments for Tax Purposes

Any payments made pursuant to this Article 9 shall be treated as an adjustment to the Equity Consideration by the parties for Tax purposes, unless otherwise required by Applicable Law.

ARTICLE 10
GENERAL COVENANTS

10.1 Notification of Certain Matters

(a) Each Party shall keep the other advised in writing of the progress towards the satisfaction of the conditions precedent (the "Conditions Precedent")  in  Section 14.1, Section 14.2, and Section 14.3 and will notify the other Parties in writing as soon as reasonably practicable following  it becoming  aware  of:

(i) the satisfaction of each of the Conditions Precedent, in which event such Party shall provide the other Parties with such evidence of satisfaction as it may reasonably require;

(ii) any material developments in relation to the satisfaction or otherwise of the Conditions Precedent (including, for the avoidance of doubt, any material developments in relation to a PolyMet Material Adverse Effect or a Contributed Assets Material Adverse Effect);

(iii) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the Effective Date to the Closing

(iv) any failure of a Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied under this Agreement; or

(v) a fact or circumstance that is reasonably expected to prevent or delay a Condition Precedent being fulfilled.

(b) For the avoidance of doubt, the delivery of any notice pursuant to this Section 10.1 shall not limit or otherwise affect the remedies available hereunder to the corresponding Parties.

10.2 Non-Solicitation

(a) Subject to Section 10.2(b) and Section 10.2(c), during the Interim Period, each Party shall not, directly or indirectly, through any of its Affiliates or any of its or their respective directors, officers, employees, consultants, agents, advisors or otherwise, solicit or encourage offers from, participate in any negotiations or discussions with, enter into any agreements or understandings with, or furnish any information (including but not limited to any site visits) to any Person regarding or in anticipation of any material transaction including but not limited to any sale, joint venture, royalty transaction, streaming transaction, strategic investment, change of control transaction or any other financing or encumbrance involving or relating to the PolyMet Business, the Mesaba Business, the PolyMet Underlying Assets, or the Contributed Assets.

(b) For the avoidance of doubt, the restrictions in Section 10.2 shall not apply to any action of Teck US or Teck Parent to which PolyMet Parent has expressly consented to as contemplated by Section  7.2(h).

(c) For the avoidance of doubt, the restrictions in Section 10.2 shall not apply to any action of JVCo or PolyMet Parent to which Teck Parent has expressly consented to as contemplated by Section 8.2(h).

10.3 Efforts to Close

Each Party shall use commercially reasonable efforts to satisfy (or cause the satisfaction of) the Conditions Precedent to the extent that such is within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all Applicable Law to complete the transactions contemplated hereby, including using all of its commercially reasonable efforts to:

(i) complete the PolyMet Reorganization on or prior to the Long Stop Date;

(ii) obtain or co-operate in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the transactions contemplated hereby;

(iii) obtain and co-operate in obtaining the Regulatory Approvals as soon as practicable and in any event no later than the Long Stop Date, including:

A. making or co-operating to make all filings and notifications required to obtain the Regulatory Approvals as soon as practicable after the date of this Agreement;

B. responding to any communication or request for information from  any Governmental Authority in connection with the Regulatory Approvals promptly and in any event in accordance  with  the  relevant time limit;

C. promptly notifying the other Parties of any material communication from any Governmental Authority in connection with the Regulatory Approvals and keep  each  Party regularly and  reasonably informed of the progress of any notification or filing in connection with the Regulatory  Approvals; and

D. only making material communications with any Governmental Authority in connection with the Regulatory Approvals after consulting with the  other Parties;

(iv) effect or co-operate in effecting all necessary registrations, filings and submissions of information, or response to any request by a Governmental Authority required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any required proceedings before any Governmental Authority in connection therewith;

(v) oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated under the Transaction Documents;  and

(vi) otherwise co-operate with each other Party in connection with the performance by such other Parties of their obligations under the Transaction Documents.

For greater clarity, the foregoing shall in no way condition or qualify the covenants of the Parties set out herein and the Parties' respective obligations to perform such covenants.

10.4 Non-Frustration

The Parties will not knowingly take (or fail to take) any action that could reasonably be expected to frustrate or materially interfere with the completion of the transactions contemplated by this Agreement.

10.5 Compliance with Privacy Laws

Prior to the Closing Date, none of the Parties shall use Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the transactions contemplated by this Agreement. Each of the Parties acknowledges and confirms that the collection, disclosure and use of Personal Information is necessary for the purposes of determining whether the Parties shall proceed with the transactions contemplated by this Agreement, and that the disclosure of Personal Information relates solely to the completion of the transactions contemplated by this Agreement. If Closing does not occur, the each Party shall cease all use of any Personal Information acquired by such Party in connection with this Agreement and, at the applicable Party's request, shall return to the such Party, or destroy in a secure manner (and certify such destruction to such Party in writing), such Personal Information.

10.6 Affiliate Contracts

Promptly after the Effective Date, but in any event prior to the date that is 30 days following the Effective Date, each of Teck US and JVCo shall provide the Parties with a complete list of all current contracts or ongoing transactions with each of their Affiliates, each PolyMet entity or each Teck entity, as the case may be, and each of their Related Parties (collectively, the "Existing Related Party Agreements"). Thereafter the Parties shall cooperate to determine which of the Existing Related Party Agreements shall remain in place following the Time of Closing and which of the Existing Related Party Agreements shall be terminated. In the event that prior to the Closing Date the Parties have not made a determination of which of the Existing Related Party Agreements shall remain in place following the Time of Closing and which of the Existing Related Party Agreements shall be terminated, all of the Existing Related Party Agreements shall be remain in place.

10.7 RESERVED

[Intentionally deleted.]

10.8 PolyMet Financial Assurance Instruments

(a) Each of Teck US and Teck Parent acknowledge that JVCo is a party to agreements and financial instruments providing financial assurance (including letters of credit, bonds, and trust and other agreements) to Financial Assurance Beneficiaries, including Governmental Authorities with respect to Liabilities relating to the PolyMet Reclamation Obligations (collectively, "PolyMet Financial Assurance Instruments").

(b) Each of Teck US and Teck Parent further acknowledge that because JVCo and PolyMet Parent are co-permittees under certain Governmental Authorizations, PolyMet Parent may be jointly and severally liable for such PolyMet Reclamation Obligations and PolyMet Financial Assurance Instruments under Applicable Law.

(c) The Parties agree to enter into a mutually acceptable financial assurance agreement (the "Financial Assurance Agreement") at or before Closing to  replace the PolyMet Financial Assurance Instruments as of the Effective Date with new PolyMet Financial Assurance Instruments that shall be in accordance with the requirements and objectives of this Section 10.8. The Parties acknowledge that one or more Affiliates of a Party or Parties may be required to be a signatory to the Financial Assurance Agreement.

(d) The Parties desire to have the Financial Assurance Agreement accomplish the following, but acknowledge that the  terms,  conditions,  and mechanics governing the PolyMet Financial Assurance Instruments will be subject to Applicable Law and Governmental Authorizations which will require the approval of Governmental Authorities  and  other Persons:

(i) The PolyMet Financial Assurance Instruments that are comprised of letters of credit and bonds, and are in place as of the Effective Date, will be cancelled and replaced in accordance with Section 10.8(a) so such PolyMet Financial Assurance Instruments will be released and returned to PolyMet Parent at the Closing;

(ii) The PolyMet Financial Assurance Instruments that are comprised of trust or other agreements, and are in place as of the Effective Date, will be amended and replaced in accordance with Section 10.8(a) so that PolyMet

Parent will be released from such PolyMet Financial Assurance Instruments at the Closing;

(iii) Teck US shall fund 50% of all PolyMet Financial Assurance Instruments to the Financial Assurance Beneficiaries at and after Closing to replace such PolyMet Financial Assurance Instruments in effect as of the Effective Date; and

(iv) PolyMet US shall fund 50% of all of the PolyMet Financial Assurance Instruments to Financial Assurance Beneficiaries at and after Closing to replace such PolyMet Financial Assurance Instruments in effect as of the Effective Date.

(e) `The Parties acknowledge the replacement of the PolyMet Financial Assurance Instruments described in this Section 10.8 will be required to comply with Applicable Law and PolyMet Material Contracts and will be required to be in an amount and form acceptable to the Financial Assurances Beneficiaries of such PolyMet Financial Assurance Instruments. Therefore, the Parties acknowledge and agree that to the extent the replacement PolyMet Financial Assurance Instruments are not consistent with the terms, conditions, and mechanics set out this Section 10.8, the Financial Assurance Agreement will address and resolve any such inconsistencies so as to ensure that the PolyMet Financial Assurance Instruments generally conform to the objectives set out in Section 10.8(d) and comply with the requirements of Applicable Law and/or the PolyMet Material Contracts, including the requirements of applicable Governmental Authorities.

(f) [Redacted -  Commercially sensitive information].

(g) The Parties acknowledge and agree that the PolyMet Financial Assurance Instruments do not, as of the Effective Date, and will not thereafter, constitute or form part of the JVCo assets, and neither Teck US nor Teck Parent shall purchase or acquire any right, title, interest or benefit in or to the PolyMet Financial Assurance Instruments upon their release and return to PolyMet Parent pursuant to this Agreement.

(h) The Parties shall cooperate with and provide all reasonable assistance to each other in connection with the replacement of the PolyMet Financial Assurance Instruments under this Agreement, including considering other options to such replacement, and the Parties further agree that it is their objective to include within the Financial Assurance Agreement all necessary terms and conditions to give effect to this Section 10.8.

10.9 Permitting Covenants

(a) If in connection with the transactions contemplated by this Agreement any Governmental Authority that has issued any Existing Permit requires such Existing Permit to be amended or modified in any fashion, the Parties shall cooperate to take such actions as reasonably necessary to facilitate completion of such amendment or modification.

(b) Without limiting the generality of Section 10.9(a), if in connection with the transactions  contemplated  by  this Agreement:

(i) [Redacted - Commercially sensitive information], and

(ii) [Redacted -  Commercially sensitive information].

ARTICLE 11
WRONG POCKET ASSETS

11.1 Wrong Pocket Assets

(a) If any legal or beneficial interest in any Contributed Assets remains vested in Teck US and/or Teck Parent or any of their respective Affiliates following Closing, Teck Parent and/or Teck US shall (or shall cause its applicable Affiliate to) transfer or assign such Contributed Asset, at Teck US and/or Teck Parent's sole expense, as promptly as reasonably practicable to JVCo for no additional consideration (it being acknowledged and agreed that JVCo shall have already paid good consideration hereunder for all legal and beneficial interest in any Contributed Asset), and Teck US and/or Teck Parent shall (or shall cause such applicable Affiliate to) as promptly as reasonably practicable execute, acknowledge and deliver such assignments, transfers, consents, assumptions, conveyances  and  other  documents and instruments and take such further acts which are necessary or desirable as reasonably requested by JVCo to effect the transfer of such Contributed Assets to JVCo free and clear of Encumbrances other than Contributed Assets Permitted Encumbrances. For the avoidance of doubt, if it is not possible for Teck US and/or Teck Parent to promptly transfer or assign any beneficial interest in such Contributed Asset to JVCo, Teck US shall (or shall cause any applicable transferee of its Ownership Interest to) transfer a corresponding beneficial interest from the Ownership Interest to PolyMet US.

(b) Teck US and/or Teck Parent shall notify JVCo as promptly as reasonably practicable upon becoming aware that any legal or beneficial interest in any Contributed Asset remains (or could reasonably be considered to remain) in the possession or control of Teck US and/or Teck Parent or any of their respective Affiliates (the "Wrong Pocket Asset"). Teck US and/or Teck Parent shall (and shall cause any applicable Affiliate to) promptly provide JVCo with all information that JVCo may request with Teck US and/or Teck Parent shall (and shall cause any applicable Affiliate to) cooperate with JVCo in connection with any transfers contemplated by this Section 11.1.

(c) Teck US and/or Teck Parent shall (and shall cause any applicable Affiliate to) hold the right, title and interest in and to any Wrong Pocket Asset in trust for JVCo until such time as the transfer contemplated by this Section 11.1 is completed.

(d) Teck US and Teck Parent shall be jointly and severally liable for all costs and expenses arising out of the transfers contemplated by this Section 11.1. Teck US and Teck Parent shall jointly and severally indemnify, defend and hold harmless JVCo, its Affiliates and their respective directors, officers, employees and agents against all claims, demands, actions, causes of action, damages, losses, costs, liabilities or expenses which any such Person may suffer or incur as a result of JVCo not holding any Wrong Pocket Asset for the period from Closing  until the  date on which it is transferred to JVCo. Notwithstanding any other provision of this Agreement, the indemnity provided by Teck US and Teck Parent pursuant to this Section 11.1 shall survive indefinitely and shall not be subject to any limitation contemplated  in  this Agreement.

(e) Nothing in this Section 11.1 limits any other rights or remedies of JVCo and/or PolyMet Parent under this Agreement. Each of Teck US and Teck Parent specifically acknowledges that its obligations under this Section 11.1 are an integral part of the transactions contemplated by this Agreement. Each of Teck US and Teck Parent, therefore, specifically acknowledges and agrees that the breach of any of the provisions of this Section 11.1 by it would cause JVCo and/or PolyMet Parent (as applicable) irreparable harm which may not be compensable in damages. Each of Teck US and Teck Parent further acknowledges and agrees  that it is essential to the effective enforcement of this Agreement that each of JVCo and PolyMet Parent be entitled to equitable remedies including, but not limited to, specific performance without being required to show irreparable harm. Each of Teck US and Teck Parent acknowledges and agrees that the terms of this Agreement are just and reasonable having regard to all the  circumstances.

11.2 Contributed Assets Held in Trust

Teck US hereby declares that, as to any Contributed Assets or interest in any Contributed Assets intended to be granted, transferred, conveyed, assigned and set over to JVCo, its successors and assigns, pursuant to this Agreement and title to which may not have passed to JVCo, its successors and assigns by virtue of this Agreement or any transfers or conveyances that may from time to time be executed and delivered in pursuance of the covenants contained herein (or any Contributed Assets which are incapable of being transferred, conveyed, assigned and set over to JVCo, its successors and assigns), Teck US holds such Contributed Assets and/or interests in trust for JVCo, its successors and assigns, to grant, transfer, convey, assign and set over the same as JVCo may from time to time direct.

11.3 Retained Governmental Authorizations and Permits Held in Trust

Without limiting Teck US's obligations under Section 11.2, the Parties agree that, as to Retained Governmental Authorizations and Permits the applicable Party holds the applicable Retained Governmental Authorizations and Permit in trust for JVCo, its successors and assigns, to grant, transfer, convey, assign and set over the same as JVCo may from time to time direct subject to and in accordance with Applicable Law.

ARTICLE 12

SANCTION AND COMPLIANCE MATTERS

12.1 Sanctions and Compliance relating to Teck

(a) Teck US and Teck Parent shall not use, or make available, the  Equity  Consideration: (a) to fund or facilitate any activities or business of, with or related    to any Sanctioned Country or Sanctioned Person; (b) in any manner that would  result in a violation of Sanctions; or (c) for any Sanctionable  Activity.

(b) If any of Teck US or Teck Parent becomes a Sanctioned Person or if JVCo and PolyMet Parent are of the reasonable opinion that Teck US or Teck Parent has breached or will breach any of the representations or warranties in Section (j) of Schedule M, in addition to JVCo's and PolyMet Parent's right to terminate this Agreement pursuant to Section 15.1, JVCo and PolyMet Parent may (without incurring any liability of any nature whatsoever) suspend all or any part of this Agreement with immediate effect by written notice to Teck US and Teck Parent or take or demand any other action they deem necessary in order for JVCo and PolyMet Parent to comply with applicable Sanctions or avoid any Sanctionable Activity. Teck US and Teck Parent shall be liable for any and all direct costs, liabilities and expenses whatsoever incurred by JVCo and PolyMet Parent as a result of JVCo and PolyMet Parent exercising their rights under this Section 12.1. Any exercise by JVCo and PolyMet Parent of their remedies under this Section

12.1 shall be without prejudice to any other rights or remedies of JVCo and PolyMet Parent under this Agreement.

(c) Teck US, Teck Parent each of their respective Affiliates and each of their respective Representatives, in connection with the subject matter of this Agreement, have complied with and shall comply with all applicable Anti- Corruption Laws, Anti-Money Laundering Laws and Anti-Tax Evasion Laws. In particular, JVCo and PolyMet Parent have not and shall not:

(i) pay, promise to pay or propose to pay any commission, remuneration, bribe or corrupt payment in violation of any Anti-Corruption Laws, or enter into an agreement pursuant to which such commission, remuneration, bribe or corrupt payment may be or will have to be paid; or

(ii) offer or promise to give an improper pecuniary or non-pecuniary advantage or unwarranted payment, directly or indirectly, to any Public Official or any private individual: (i) for the purpose of inducing or rewarding that person's improper performance of their relevant function, or (ii) that would be a breach of any Applicable Law.

12.2 Sanctions and Compliance relating to PolyMet

(a) JVCo and PolyMet Parent shall not use, or make available, the Contributed Assets: (a) to fund or facilitate any activities or business of, with or related to any Sanctioned Country or Sanctioned Person; (b) in any manner that would result in a violation of Sanctions; or (c) for any Sanctionable Activity.

(b) If any of JVCo or PolyMet Parent becomes a Sanctioned Person or if Teck US and Teck Parent are of the reasonable opinion that JVCo or PolyMet Parent has breached or will breach any of the representations or warranties in Section (j) of Schedule K, in addition to Teck US's and Teck Parent's right to terminate this Agreement pursuant to Section 15.1, Teck US and Teck Parent may (without incurring any liability of any nature whatsoever) suspend all or any part of this Agreement with immediate effect by written notice to JVCo and PolyMet Parent or take or demand any other action they deem necessary in order for Teck US and Teck Parent to comply with applicable Sanctions or avoid any Sanctionable Activity. JVCo and PolyMet Parent shall be liable for any and all direct costs, liabilities and expenses whatsoever  incurred by Teck US and Teck  Parent  as  a result of Teck US and Teck Parent exercising their rights under this Section 12.2. Any exercise by Teck US or Teck Parent of their remedies under this Section 12.2 shall be without prejudice to any other rights or remedies of Teck US or Teck Parent under this Agreement.

(c) JVCo, PolyMet Parent each of their respective Affiliates and each  of  their  respective Representatives, in connection with the subject matter  of  this  Agreement, have complied with and shall comply with all applicable Anti- Corruption Laws, Anti-Money Laundering Laws and Anti-Tax Evasion Laws. In particular, JVCo and PolyMet  Parent  have not and shall  not:

(i) pay, promise to pay or propose to pay any commission, remuneration, bribe or corrupt payment in violation of any Anti-Corruption Laws, or enter into an agreement pursuant to which such commission, remuneration, bribe or corrupt payment may be or will have to be paid; or

(ii) offer or promise to give an improper pecuniary or non-pecuniary advantage or unwarranted payment, directly or indirectly, to any Public Official or any private individual: (i) for the purpose of inducing or rewarding that person's improper performance of their relevant function, or (ii) that would be a breach of any Applicable Law.

ARTICLE 13
CONFIDENTIALITY

13.1 Confidentiality

(a) Each Party agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, any information (whether written, oral or in electronic or other format) received or reviewed by such Party (a "Receiving Party") from the other Party, its Affiliates, employees, officers, directors, advisors, agents or representatives (a "Disclosing Party") as a result of or in connection with this Agreement ("Confidential Information"), except in the following circumstances:

(i) a Receiving Party may disclose Confidential Information to its professional advisors, including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, and other prospective financing counterparties, provided each person to whom the Confidential Information is disclosed agrees to be bound by these terms of confidentiality (or is bound by professional obligations to maintain confidentiality) and may only use such information for the limited purpose for which it was disclosed;

(ii) subject to Section 13.1(a)(iii) and Section 13.3, a Receiving Party or any Affiliate may disclose Confidential Information where that disclosure is necessary to comply with any Applicable Law, Existing Permit, Governmental Authorization or court order, its disclosure obligations and requirements in any litigation or administrative proceeding or under any securities law, rules or regulations or stock exchange listing agreements, policies  or  requirements  provided  that:  (x)  the  proposed  disclosure    is limited to factual matters and that the Receiving Party or any Affiliate will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may    be entitled, including redacting all proprietary, structural or other  Confidential Information of the Disclosing Party prior to making such disclosure; (y) only (to the extent circumstances so permit) following: (i) the prior review of the Disclosing Party; and (ii) providing the Disclosing Party with sufficient notice to enable the Disclosing Party to seek a  protective  order or other remedy; and (z) the Receiving Party provides all assistance  and co-operation reasonably  requested  by the  Disclosing  Party  to prevent or minimize that  disclosure;

(iii) where disclosure is necessary for the purposes of the preparation and conduct of any proceeding under or in connection with this Agreement contemplated by Section 17.11(a);

(iv) a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or obtained independently of this Agreement and the source of such information is not known to the Receiving Party, after reasonable enquiry, to be bound by a confidentiality agreement or otherwise prohibited from transmitting the Confidential Information by a contractual, legal or fiduciary obligation;

(v) with the approval of the Disclosing Party; and

(vi) a Receiving Party may disclose Confidential Information to those of its and its Affiliates' directors, officers, employees and agents who need to have knowledge of the Confidential Information.

13.2 Parties' Responsibilities

Each Party shall ensure that its and its Affiliates' employees, directors, officers and agents and those Persons listed in Section 13.1(a)(i), where applicable, are made aware of and comply with this Article 13. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such Persons.

13.3 Public Filings

If a Party or its Affiliate is required to file this Agreement in any public registry, filing system or depository, including SEDAR, in order to comply with Applicable Laws, it shall notify the other Party of such requirement within 5 Business Days after the Effective Date, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance  with such laws before it is filed in any such registry, filing    system or depository.

ARTICLE 14
CONDITIONS

14.1                    Conditions for the Benefit of all  Parties

The obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment at or before the Long Stop Date, of each of the following conditions, each of which may only be waived in whole or in part with the mutual consent of the Parties:

(a) the Regulatory Approvals set out on Schedule O shall have been obtained and no such Regulatory Approvals shall have been revoked or have expired;

(b) the consents, approvals or authorizations set out on Schedule P shall have been obtained in form and substance satisfactory to each of the Parties acting reasonably and no such approvals shall have been revoked or expired;  and

(c) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order which is in effect and has the effect of making (and no action shall been commenced against any of the Parties that would make) the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated by this Agreement to be rescinded following the completion of such transaction or transactions.

14.2                    Conditions for the Benefit of JVCo and PolyMet Parent

The obligations of JVCo and PolyMet Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment at or before the Long Stop Date, of each of the following conditions (each of which is for the exclusive benefit of JVCo and PolyMet Parent and may only be waived, in whole or in part, by JVCo and PolyMet Parent):

(a) (i) the Fundamental Representations of each of Teck US and Teck Parent shall be true and correct as of the Closing Date (other than the Fundamental Representations that are made as of a specified date, which shall be so true and correct as of such specified date); and (ii) the other representations and warranties (other than Fundamental Representations) of each of Teck US and Teck Parent shall have been true and correct in all material respects as of the Effective Date (other than such representations and warranties that are made as of a specified date, which shall be so true and correct in all material respects as of such specified date);

(b) each of Teck US and Teck Parent shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by each of them before or on the Closing Date;

(c) JVCo and PolyMet Parent shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Teck US, that each of the conditions set out in Section 14.2(a) and Section 14.2(b) with respect to Teck US has been satisfied;

(d) JVCo and PolyMet Parent shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Teck Parent, that each of the conditions set out in Section 14.2(a) and Section 14.2(b) with respect to Teck Parent has been satisfied;

(e) Teck US will have delivered or caused the delivery to JVCo of the agreements, documents, instruments or certificates under Schedule C;

(f) Teck US will have delivered or caused the delivery to PolyMet Parent of the agreements, documents, instruments or certificates under Schedule  D;

(g) Teck US will have delivered or caused the delivery to JVCo of the instruments and Teck Closing Deliverables contemplated by Section 3.1(a);

(h) JVCo will have delivered or caused the delivery to PolyMet Parent of the agreements, documents, instruments or certificates under Schedule I;  and

(i) each of Teck US and Teck Parent shall have delivered to JVCo and/or PolyMet Parent such other documents or instruments as JVCo and/or PolyMet Parent reasonably requests and are reasonably necessary to consummate  the  transactions contemplated by this Agreement.

14.3 Conditions for the Benefit of Teck US and Teck Parent

The obligations of Teck US and Teck Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment at or before the Long Stop Date, of each of the following conditions (each of which is for the exclusive benefit of Teck US and Teck Parent and may only be waived, in whole or in part, by Teck US and Teck Parent):

(a) (i) The Fundamental Representations of each of JVCo and PolyMet Parent shall be true and correct as of the Closing Date (other than the Fundamental Representations that are made as of a specified date, which shall be so true and correct as of such specified date); (ii) and the other representations and warranties (other than Fundamental Representations) of each of JVCo and PolyMet Parent shall have been true and correct in all material respects as of the Effective Date (other than such representations and warranties that are made as of a specified date, which shall be so true and correct in all material respects as of such specified date);

(b) each of JVCo and PolyMet Parent shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by each of them before or on the Closing Date

(c) Teck US and Teck Parent shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of JVCo, that each of the conditions set out in Section 14.3(a) and Section 14.3(b) with respect to JVCo has been satisfied;

(d) Teck US and Teck Parent shall have received a certificate, dated the Closing Date and  signed  by  a  duly authorized  officer  of  PolyMet  Parent,  that  each  of the conditions set out in Section 14.3(a) and Section 14.3(b) with respect to PolyMet Parent  has been satisfied;

(e) the PolyMet Reorganizations shall have been completed and evidence of the completion of the PolyMet Reorganizations shall have been delivered by JVCo to Teck US and Teck Parent to the satisfaction of each of Teck US and Teck Parent acting reasonably;

(f) PolyMet Parent will have delivered or caused the delivery to JVCo of the agreements, documents, instruments or certificates under Schedule  F;

(g) PolyMet Parent will have delivered or caused the delivery to JVCo of the agreements, documents, instruments or certificates under Schedule  G;

(h) PolyMet Parent will have delivered or caused the delivery to JVCo of the instruments and PolyMet Parent Closing Deliverables contemplated by Section 3.2(a);

(i) JVCo will have delivered or caused the delivery to Teck US of the agreements, documents, instruments or certificates under Schedule G;

(j) JVCo will have delivered or caused the delivery to Teck Parent of the agreements, documents, instruments or certificates under Schedule H;

(k) JVCo will have delivered or caused the delivery to Teck Parent of the Equity Consideration as contemplated by Section 3.3(a);

(l) PolyMet  Parent and JVCo will have arranged for  JVCo to be discharged (by no  later than the Closing Date) from all Liabilities and Obligations in respect of the Existing  Indebtedness;  and

(m) each of JVCo and PolyMet Parent shall have delivered to Teck US and/or Teck Parent such other documents or instruments as Teck US and/or Teck Parent reasonably requests and are reasonably necessary to consummate  the  transactions contemplated by this Agreement.

14.4 Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement until the Closing Date, of any event or state of facts which occurrence or failure would, or would be reasonably likely  to:

(a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect between the date of this Agreement and the Closing Date;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereunder prior to the Closing Date; or

(c) result in the failure to satisfy any of the Conditions Precedent in favour of the other Parties contained in Section 14.1, Section 14.2 or Section 14.3 as the case may be.

(x) JVCo and PolyMet Parent may not elect to exercise their right to terminate this Agreement pursuant to Section 15.1(f); and (y) Teck US and Teck Parent may not elect to exercise their right to terminate this Agreement pursuant to Section 15.1(g), unless the Parties seeking to terminate this Agreement (the "Terminating Parties") has delivered a written notice ("Termination Notice") to the other Parties (the "Breaching Parties") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Parties assert as the basis for termination. After delivering a Termination Notice, provided the Breaching Parties are proceeding diligently to cure such matter and such matter is capable of being cured prior to the Long Stop Date, the Terminating Parties may not exercise such termination right until the earlier of: (a) the Long Stop Date and (b) the date that is 15 Business Days following receipt of such Termination Notice by the Breaching Parties, if such matter has not been cured by such  date.

14.5 Effect of Satisfaction of Conditions

Once the conditions in Section 14.1, Section 14.2 and Section 14.3 have been satisfied  or waived by the applicable Parties, the Parties may cause the consummation of the transactions contemplated by this Agreement.

ARTICLE 15
TERMINATION

15.1 Termination

This Agreement may be terminated only as follows:

(a) by  mutual  written agreement of  the Parties;

(b) by JVCo and PolyMet Parent if the Closing has not occurred on or before the Long Stop Date, so long as the cause of the delay was not due to the material breach of  the obligations by either JVCo or PolyMet  Parent;

(c) by Teck US and Teck Parent if the Closing has not occurred on or before the Long Stop Date, so long as the cause of the delay was not due to the material breach of  the obligations by either Teck US or Teck    Parent;

(d) by JVCo and PolyMet Parent if there is any legislation enacted that would prohibit or materially restrict the implementation of this Agreement or the LLC Agreement or any other Transaction Document, so long as JVCo's or PolyMet Parent's material breach of its obligations under this Agreement was not the cause of the applicable injunction;

(e) by Teck US and Teck Parent if there is any legislation enacted that would prohibit or materially restrict the implementation of this Agreement or the LLC Agreement or any other Transaction Document, so long as Teck US's or Teck Parent's material breach of its obligations under this Agreement was not the cause of the applicable injunction;

(f) by JVCo and PolyMet Parent if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of either Teck US or Teck Parent under this Agreement occurs that would cause any condition in Section 14.1 or Section 14.2 not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the provisions of Section 14.4; provided that neither JVCo nor PolyMet Parent is then in breach of this Agreement so as to cause any condition in Section 14.1 or Section 14.3 not to be satisfied; or

(g) by Teck US and Teck Parent if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of either JVCo or PolyMet Parent under this Agreement occurs that would cause any condition in Section 14.1 or Section 14.3 not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the provisions of Section 14.4; provided that neither Teck US nor Teck Parent is then in breach of this Agreement so as to cause any condition in Section 14.1 or Section 14.2 not to be satisfied,

15.2 Effect of Termination

Each Party's right of termination under Article 15 is in addition to any other rights it may have under  the Transaction Documents or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Article 15, all further obligations of the parties under the Transaction Documents  will terminate,  except that Section  15.2, Section 17.2, Section 17.7, Section 17.8, Section 17.10 and Article 13 and Article 16, will survive  in all circumstances,  subject  to the terms  thereof.  Notwithstanding  the foregoing, Section 13.1 will survive the termination of this Agreement for a period of two years after such termination. If the Transaction Documents are terminated by a Party because one or more of the Conditions Precedent to the Terminating Party's obligations under the Transaction Documents is not satisfied  as a result of the other Party's failure to comply with its obligations thereunder, the Terminating Party's right to pursue all legal and equitable remedies with respect to such breach will survive    such termination unimpaired. The Parties agree that irreparable harm would occur  for  which  money damages would not be an adequate remedy at  law in  the  event  that  any of  the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled  to  injunctive  and  other  equitable relief  to  prevent  breaches of this Agreement, and to enforce compliance with the  terms  of this Agreement without any requirement for the securing or posting of any bond in connection  with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

ARTICLE 16
INDEMNIFICATION

16.1 Indemnification

(a) (x) PolyMet Parent shall indemnify and save harmless Teck US, Teck Parent and their Affiliates; and (y) Teck Parent shall indemnify and save harmless JVCo, PolyMet Parent and their Affiliates, in the case of both Section 16.1(a)(x) and Section 16.1(a)(y), including each of their respective directors, managers, officers, employees, agents and representatives (collectively, the "Indemnified Persons") from and against any and all Legal Claims asserted against, and all Losses suffered or incurred by any Indemnified Person directly or indirectly arising out of or resulting from any breach or inaccuracy of any representation or warranty contained in this Agreement given by the indemnifying Party (the "Indemnitor") or its Affiliates (as at the Effective Date) for which a notice of claim has been provided in accordance with Section 16.1(d) below, to the Indemnitor within the Time Bar specified in Section 16.2(a) and provided further that any obligation to provide an indemnity described in this Section 16.1 shall be subject to Section 16.2

(b) Each Party accepts the above indemnities in favor of its respective Affiliates and their respective directors, managers, officers, employees, agents and representatives as agent and trustee for each such Indemnified Person which is not a party hereto, and each Party agrees that each other Party may enforce such indemnity in favor and for the benefit of such other Party's Indemnified Persons.

(c) Other than with respect to a Third Party Legal Claim, if an Indemnified Person becomes aware of any matter or circumstance giving rise to a Direct Claim, the Indemnified Person shall promptly, but in no event later than 30 Business Days of becoming aware of the existence of such matter or circumstance, notify the Indemnitor in writing of such existence.

(d) Promptly, but in no event later than 30 Business Days of becoming aware of the existence of a Third Party Legal Claim, after the assertion of any Legal Claim by a Person other than a Party hereto (a "Third Party Legal Claim") against any Indemnified Person that results or may result in the incurrence by such Indemnified Person of any Losses for which such Indemnified Person would be entitled to indemnification pursuant to this Agreement because of a breach or inaccuracy of any of the Indemnitor's representations or warranties, such Indemnified Person shall promptly notify the Indemnitor of such Third Party Legal Claim. Such notice shall also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Third Party Legal Claim, the amount of the Third Party Legal Claim or, if such amount is not then determinable, a reasonable estimate of the likely amount of the Third Party Legal Claim. The failure to promptly provide such notice shall not relieve the Indemnitor of any obligation to indemnify the Indemnified Person, except to the extent that such failure prejudices the Indemnitor. Thereupon, the Indemnitor shall have the right, upon written notice (the "Defence Notice") to the Indemnified Person within 30 days after receipt by the Indemnitor of notice of the Third Party Legal Claim (or sooner if such Third Party Legal Claim so requires), to conduct, at its own expense, the defence against the Third Party Legal Claim in its own name or, if necessary, in the name of the Indemnified Person; provided that:

(i) the Indemnitor acknowledges and agrees in the Defence Notice that as between the Indemnitor and the Indemnified Person, the Indemnitor is liable to pay for all Losses arising from or relating to such Third Party Legal Claim; and

(ii) the Indemnitor provides to the Indemnified Person adequate security (approved by the Indemnified Person, acting reasonably) in respect of such Losses.

(e) The Defence Notice shall specify the defence counsel the Indemnitor shall appoint to defend such Third Party Legal Claim, and the Indemnified Person shall have the right to approve such defence counsel, which approval shall not be  unreasonably withheld, conditioned or delayed. Notwithstanding any Defence Notice, any Indemnified Person shall have the right to employ separate defence counsel in any Third Party Legal Claim and to participate in the defence thereof, but the fees and expenses of such counsel shall not be included as part of any Losses incurred by the Indemnified Person unless:

(i) the Indemnitor failed to give the Defence  Notice;

(ii) such Indemnified Person has received an opinion of counsel, reasonably acceptable to the Indemnitor, to the effect that the interests of the Indemnified Person and the Indemnitor with respect to the Third Party Legal Claim are sufficiently adverse to prohibit the representation by the same counsel of both parties under applicable ethical rules; or

(iii) the employment of such counsel at the expense of the Indemnitor has been specifically authorized by the Indemnitor.

(f) The Indemnitor shall keep the other Party apprised of all significant developments and shall not enter into any settlement, compromise or consent to judgment with respect to such Third Party Legal Claim unless such other Party and the Indemnified Person consent, which consent shall not be unreasonably withheld, conditioned or delayed.

16.2 Limitations on Indemnities.

(a) Subject to Section 16.2(b) and Section 16.2(c), any claim for Losses suffered by an Indemnified Person other than with respect to a Third Party Legal Claim (a "Direct Claim") or any claim with respect to a Third Party Legal Claim (in each case, a "Claim") upon an Indemnitor in respect of a breach or inaccuracy of any of the Indemnitor's representations or warranties herein shall be wholly barred and unenforceable unless a written notice of claim is delivered by the Indemnified Person to the Indemnitor in respect of such Claim within 24 months of the Closing Date (the "Time Bar"). Any Claim permitted to be made upon the Indemnitor under this Agreement shall be promptly made in accordance with Section 16.1(c), in accordance with a Direct Claim, or in accordance with Section 16.1(d), with respect to a Third Party Legal Claim and prior to the expiry of the applicable Time Bar. Upon the expiry of the applicable Time Bar without the requisite notice in respect of a Claim, such Claim shall be extinguished and shall be wholly barred. Without derogating from the foregoing, failure by an Indemnified Person to deliver a prompt notice of a Claim permitted to be made upon an Indemnitor under this Agreement shall affect its rights to indemnification hereunder to the extent of actual prejudice caused by such failure.

(b) Notwithstanding Section 16.2(a), any Claims in respect of a breach or inaccuracy of a Fundamental Representation shall not be subject to any Time Bar.

(c) Notwithstanding  anything contained in this Agreement to the  contrary:

(i) no Indemnitor shall have any obligation to make any payment to an Indemnified Person for any Claims until the aggregate value of all Claims against such Indemnitor exceeds $[Redacted - Commercially sensitive information] (the "Deductible"), in which case the Indemnitor shall be liable only for the amount of such Claims in excess of the Deductible, provided however, that Claims arising from a breach of a Fundamental Representation shall not be subject to the Deductible;

(ii) in no event shall the aggregate liability of either Indemnitor for any and all Claims in respect of a breach or inaccuracy of any of the Indemnitor's representations or warranties herein exceed $[Redacted - Commercially sensitive information] (the "Cap"); provided, however that Claims arising from  a breach:

A. of a Fundamental Representation;

B. by PolyMet Parent or JVCo of its representations and warranties contained in Section (e)(iii), Section (e)(iv), Section (e)(vi) or Section (e)(viii) of Schedule K; and

C. by Teck US or Teck Parent of its representations and warranties contained in Section (e)(iii), Section (e)(iv), Section (e)(vi) or Section (e)(viii) of Schedule M,

shall not be subject to the Cap;

(iii) in no event shall either Indemnitor be liable for any individual or series of related Claims that do not exceed $[Redacted - Commercially sensitive information] (which Claims shall not be counted toward the  Deductible);

(iv) for greater certainty, no Party may make any claim for damages in respect of a breach or inaccuracy of any of the Indemnitor's representations or warranties in this Agreement or any other Transaction Document (other than any claim made pursuant to the LLC Agreement, the Financial Assurance Agreement, the Principal Offtake Agreements, and the Glencore Offtake Agreements, and, for greater certainty, nothing in this Section shall limit, or be deemed to limit, any claims arising under the LLC Agreement, the Financial Assurance Agreement, the Principal Offtake Agreements, and the Glencore Offtake Agreements, which claims shall be governed by the terms thereof) delivered pursuant hereto, or in respect of any breach or termination thereof, against any other Party except by making a Claim pursuant to and in accordance with this Article 16. The provisions of this Section 16.2(c)(iii) shall survive any termination of this Agreement.

16.3 Excluded Liabilities

Teck US, Teck Parent and JVCo shall not assume and will not be liable for any Excluded Liability. PolyMet Parent will indemnify and hold Teck US, Teck Parent and JVCo, their respective Affiliates and their respective Indemnified Persons harmless in respect of any Claim which may be made or brought against such Indemnified Persons or which any of them may suffer or incur as a result of, in respect of or arising out of any Excluded Liability. Notwithstanding any other provision of this Agreement, the indemnity provided by PolyMet Parent pursuant to this Section 16.3 shall survive indefinitely and shall not be subject to any limitation contemplated in this Agreement.

ARTICLE 17
GENERAL

17.1 Further Assurances

Each Party will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of the Transaction Documents.

17.2 Fees and Commissions

Except as expressly provided in this Agreement, each Party will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any Claim for or Loss resulting from any broker's, finder's or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions under this Agreement.

17.3 Entire Agreement; Successors and Assigns

This Agreement, the remaining Transaction Documents and any other related documents or agreements by the Parties constitute the entire understanding of the Parties and supersedes    all prior agreements, memoranda, correspondence, communications, negotiations, representations and understandings, whether oral or written, express or implied, statutory or otherwise between the Parties relating to the subject matter contained in this Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set out in this Agreement and the other Transaction Documents. This Agreement shall be binding upon and enure to the benefit of the respective successors and permitted assigns of the Parties, provided that any Transfer of or any Encumbrance upon any rights under this Agreement not made in accordance with this Agreement shall be null and void and of no force or effect.

17.4 Amendments

This Agreement may only be amended by the written agreement of all the Parties or, as applicable, their permitted successors and  assigns.

17.5 Waivers

(a) No failure on the part of a Party to exercise, no delay in exercising, and no course of dealing with respect to, any right, power or privilege established by this Agreement shall operate as a waiver thereof.

(b) Except as otherwise expressly provided for in this Agreement, no waiver of any provision of this Agreement or consent to any departure by any Party from any provision of this Agreement shall be effective unless it is confirmed in    writing. The waiver or consent shall be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is  given.

(c) The single or partial exercise of any right, power or privilege established by this Agreement shall not preclude any other exercise of such right, power or privilege.

17.6 Assignment

No Party may assign its rights under this Agreement without the prior written consent of all of the other Parties.

17.7 Notices

(a) All notices and other required or permitted communications (each a "Notice") to any Party shall be in writing, and shall be addressed respectively as follows:

If to Teck Parent or Teck  US:

Teck American Incorporated

501 N. Riverpoint Blvd, Suite 300,

Spokane, WA 99202

Attention: General Counsel
Email:  [Redacted  -  Personal  information]

With a copy, for information purposes only,  to:

Teck Resources Limited
3300-550 Burrard Street
Vancouver, B.C. V6C 0B3

Attention: Corporate Secretary

Email: [Redacted - Personal information]

If to PolyMet or JVCo:

444 Cedar Street, Suite 2060
St. Paul, MN 55101

Attention: Jon Cherry, CEO & President
Email:  [Redacted  - Personal information]

With a copy to: Farris LLP

Suite 2500 - 700 West Georgia Street
Vancouver, B.C. V7Y 1B3

Attention: Denise Nawata

Email: [Redacted - Personal information]

And a copy, for information purposes only, to:

McCarthy Tétrault LLP

Suite 2400 - 745 Thurlow Street
Vancouver, B.C. V6E 0C5

Attention: Roger Taplin
Email: [Redacted - Personal information]

Attention: Adam Taylor

Email: [Redacted - Personal information]

(b) All Notices shall be given:

(i) by personal  delivery;

(ii) by electronic communication,  capable of producing  a printed  transmission;

(iii) by registered or certified mail return receipt requested; or

(iv) by overnight  or other express courier  service.

(c) All Notices shall be effective and shall be deemed given on the date of receipt at    the principal address if received during normal business hours, and, if not received during normal business hours, on the next Business Day following receipt, or if by electronic communication, on the date of such communication. Any change of address may  be made by Notice  to the other    Parties.

17.8 Remedies Cumulative; Indirect Losses

(a) No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise, and each and every  other  remedy  shall be  cumulative  and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. No single or partial exercise by a Party of  any right  or remedy precludes or otherwise affects the exercise of  any  other right or remedy to which that  Party may be entitled. In the event  litigation  shall be necessary to enforce, interpret or rescind the provisions of this Agreement, the prevailing party shall be entitled to recover from the other Party, in addition to other relief, the prevailing Party's reasonable attorneys' fees for  services  before  trial, at trial and on any appeal  therefrom.

(b) No Party shall have any liability in accordance with this Agreement in respect of  any indirect or consequential loss such as loss of opportunity, loss of profit or loss    of goodwill of the other Party (or any other Indemnified Person), including pursuant to the indemnity in Section 16.1(a), provided that an indemnifying Party shall indemnify an Indemnified Person against any Third Party Legal Claim even if such Third Party Legal Claim is itself a Legal Claim for any such indirect or  consequential loss such as loss of opportunity, loss of profit or loss of goodwill.

17.9 No Third Party Beneficiaries

Except as provided in Section 16.1(a), Section 16.1(d), Section 16.1(e) and Section 16.1(f), this Agreement is solely for the benefit of:

(i) JVCo and PolyMet Parent, and each of their heirs, executors, administrators, other legal representatives, successors and permitted assigns, with respect to the obligations of each of Teck US and Teck Parent under this Agreement; and

(ii) Teck US and Teck Parent and each of their heirs, executors, administrators, other legal representatives, successors and permitted assigns, with respect to the obligations of each of JVCo and PolyMet Parent under this Agreement, and this Agreement will not be deemed to confer upon or give to any other Person any Claim or other right or remedy.

17.10 Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of  British Columbia and the laws of Canada applicable    therein.

17.11 Arbitration

(a) Any dispute, controversy, claim or breach based upon, arising out of or relating in any way to this Agreement including any dispute, controversy, claim or breach concerning the construction, validity, interpretation, enforceability or breach of this Agreement, shall be exclusively resolved by binding arbitration upon a Party's submission of the dispute, controversy, claim or breach to arbitration except:

(i) those disputes, controversies, claims or breaches that relate to any adjustment to the Closing Permitted Expenses contemplated by this Agreement shall be resolved in accordance with the process described in Article 9; and

(ii) a Party may seek interim injunctive relief or specific performance from a court if in its judgment such action is necessary to  avoid  irreparable  damage. For the purpose of such legal Proceedings, the courts of the  Province of British Columbia will have jurisdiction to entertain any action based upon, arising  out of  or relating in any way to this Agreement  and  each Party attorns to the jurisdiction of the courts of the Province of British Columbia.

(b) For the avoidance of doubt, other than as set out in Section 17.11(a)(i) and Section 17.11(a)(ii), the arbitrators selected in accordance with  Section  17.11(c)  shall  retain exclusive jurisdiction to deal with any dispute, controversy, claim or breach based upon, arising out of or relating in any way to this Agreement, including implementation of a non-appealable final order, decree or judgment of a court with respect to the  Proceedings contemplated by Section    17.11(a)(ii).

(c) In the event of a dispute, controversy, claim or breach based upon, arising out of or relating in any way to this Agreement, the complaining Party shall notify the other Parties in writing thereof. Within 30 days of such notice, management level representatives of the Parties shall confer to attempt to resolve the dispute, controversy, claim or breach in good faith. Should the dispute, controversy, claim or breach not be resolved within 30 days after such notice, the complaining Party shall seek remedies exclusively through arbitration. The demand for arbitration shall be made within a reasonable time after the dispute, controversy, claim or breach in question has arisen, and in no event shall it be made after two years from when the aggrieved Party knew or should have known of the dispute, controversy, claim or breach.

(d) The arbitration shall be conducted by three arbitrators. JVCo and PolyMet Parent (on the one hand) and Teck US and Teck Parent (on the other hand) shall each select one arbitrator within ten days of commencement of the arbitration who shall serve as a neutral arbitrator and the two designated arbitrators shall select a third neutral arbitrator within 20 days of their selection. If the two arbitrators cannot agree on selection of a third arbitrator within 20 days of their appointment, the Supreme Court of British Columbia on the application of either JVCo and PolyMet Parent (on the one hand) and Teck US and Teck Parent (on the other hand) shall select such arbitrator in accordance with the terms of this Agreement.

(e) Each arbitrator shall have a minimum of ten years' recognized experience in commercial arbitration involving mining and resource    disputes.

(f) The arbitration shall be conducted in the English language and in accordance with  the UNCITRAL Arbitration Rules.

(g) The arbitration shall be seated in Vancouver, British Columbia.

(h) The laws of the Province of British Columbia and the laws of Canada applicable therein, shall be applied in any arbitration Proceedings, without  reference  to  conflicts of law rules.

(i) Except as may be required by Applicable Law (but for the avoidancee of doubt subject to the restrictions on disclosure of information between the Parties and their respective Affiliates), neither a Party nor its Representatives may disclose the existence, content, or results of any arbitration under this Agreement without the prior written consent of all Parties.

(j) The arbitration award shall be final and binding on the Parties, and judgment on the award may be entered by any court of competent jurisdiction.

17.12 Appointment of Agent for Service

(a) JVCo hereby irrevocably appoints Farris LLP located at 2500 - 700 West Georgia Street, Vancouver, B.C., V7Y 1B3 as agent for service of process in the courts of the Province of British Columbia for the purpose of Section 17.11(a)(ii). Such service may be made by delivering a copy of any documents by which any action, application, reference or other Proceeding based upon, arising out of or relating in any  way  to  this  Agreement  is  commenced.  Such  service  may  be  made  by delivering a copy of such documents to JVCo in the care of Farris LLP's above address and JVCo irrevocably authorizes and directs Farris LLP to accept such service on its behalf and such notices upon JVCo will be accepted by Farris LLP as sufficient service.

(b) Teck US hereby irrevocably appoints the Corporate Secretary of Teck Parent located at 3300-550 Burrard Street, Vancouver, B.C., V6C 0B3 as agent for service of process in the courts of the Province of British Columbia for the purpose of Section 17.11(a)(ii). Such service may be made by delivering a copy of any documents by which any action, application, reference or other Proceeding based upon, arising out of or relating in any way to this Agreement is commenced. Such service may be made by delivering a copy of such documents to Teck US in the care of the Corporate Secretary's above address and Teck US irrevocably authorizes and directs the Corporate Secretary to accept such service on its behalf and such notices upon Teck US will be accepted by the Corporate Secretary as sufficient service.

17.13 Severability

If any provision of this Agreement is held to be illegal, invalid, or unenforceable under Applicable Law, and if the rights or obligations of any party under this Agreement will not be materially and adversely affected thereby: (a) such provision shall be  severable;  (b)  this  Agreement will be construed and enforced as of such provision had  never  comprised  a  part  hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not  be affected by such provision or its severance herefrom; and (d) in lieu of  such provision,    there will be added automatically as a part of this Agreement a legal, valid and  enforceable provision as similar    in terms to such provision as possible.

17.14 Counterparts and Electronic Execution

This Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of all Parties be contained on any counterpart. Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument. Counterparts may be delivered by electronic transmission and the Parties shall adopt any signatures so received as original signatures of the  Parties.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Effective Date.

POLYMET MINING CORP.

Per: /s/ Jonathan Cherry

Per: /s/ Patrick Keenan

POLY MET MINING, INC.

Per: /s/ Jonathan Cherry

Per: /s/ Patrick Keenan

TECK RESOURCES LIMITED

Per: /s/ Colin Joudrie

Per:       ________________________________________

TECK AMERICAN INCORPORATED

Per: /s/ Trevor Hall

Per:       ________________________________________

[Signature  Page  -  Combination Agreement]

Schedule A - DEFINITIONS

"Affiliate" means, with respect to any Person, any other Person that controls or is controlled by or is under common control with the first mentioned Person.

"Agreement" has the meaning given to such term in the recitals of this Agreement. "Anti-Corruption Laws" means:

(i) the Corruption of Foreign Public Officials Act (Canada) (the  "CFPOA");

(ii) the OECD Convention on Combating Bribery of Foreign Public Officials in International  Business  Transactions  1997  (the  "OECD Convention");

(iii) the United Nations Convention against Corruption 2003;

(iv) the Foreign Corrupt Practices Act of 1977 of the United States of America (the "FCPA");

(v) the Bribery Act 2010 of the United Kingdom (the "UK Bribery  Act");

(vi) laws pertaining to the disclosure of payments to governments, including but not limited to the Extractive Sector Transparency Measures Act (Canada);

(vii) the Swiss Criminal Code;

(viii) any regulations under any of the above; and

(ix) any other Applicable Law which:

(x) prohibits the offering of any gift, payment or other benefit to any person or any officer, employee, agent or adviser of such person; or

(xi) is broadly equivalent to the CFPOA, the FCPA, or the UK Bribery Act, is intended  to enact the provisions of the OECD Convention, or has as its objective the prevention of corruption,

(xii) and is applicable in the jurisdictions in which any Party is registered or conducts business  or in which their  operations  are to be  conducted.

"Anti-Money Laundering Laws" means any anti-money laundering and/or counter-terrorism legislation, rules, regulations or policies with the force of law, that are applicable to the Parties, in any jurisdiction, including Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the UK Proceeds of Crime Act  2002, the UK Money Laundering, Terrorist  Financing  and Transfer of Funds (Information on the Payer) Regulations 2017 and the UK Terrorism  Act 2000.

"Anti-Tax Evasion Laws" means Part 3 of the UK Criminal Finances Act 2017 (Corporate Offences of Failure to Prevent Facilitation of Tax Evasion), Section 238, Section 239 and Section 239.1 of the Income Tax Act (Canada) any rules or regulations thereunder and any other laws, rules and regulations relating to tax evasion applicable to the Parties.

"Applicable Accounting Standards" means International Financial Reporting Standards as  issued and amended from time to time by the International Accounting Standards Board and interpretations thereof published by the International Financial Reporting Interpretations Committee.

"Applicable Law" means all applicable international, federal, provincial, territorial, state, regional, tribal and local laws (statutory or common), rules, ordinances (including zoning and mineral removal ordinances), regulations, treaties, cross-border compacts, grants, concessions, franchises, licences, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature (including Environmental Laws, any applicable securities laws or regulations, any applicable rules of any stock exchange imposing disclosure requirements and any rulings, circulars or regulations issued by the Internal Revenue Service).

"Assumed Obligations" means all Obligations and Liabilities: (a) related to the PolyMet Business (including the PolyMet Reclamation Obligation) regardless of whether such Obligations and Liabilities are held by JVCo or by PolyMet Parent or an Affiliate of JVCo or PolyMet Parent (but    in the case of PolyMet Parent or any Affiliate of PolyMet Parent other than JVCo, only to the extent such Liabilities are in respect of the Obligations of PolyMet Parent or such Affiliate of PolyMet Parent under Governmental Authorizations applicable to the PolyMet Underlying Assets); and (b) related to the Mesaba  Business  (including  the Contributed Reclamation Obligations), regardless  of whether such Obligations and Liabilities are held by Teck US or by Teck Parent or an Affiliate    of Teck Parent (but in the case of Teck Parent or any Affiliate of Teck Parent, only to the extent  such Liabilities are in respect of the Obligations of Teck Parent or an Affiliate of Teck Parent under Governmental Authorizations applicable to the Contributed Assets), in each case with respect to clause (a) or clause (b) whether prior to or on or after the Closing, but excluding any indebtedness  for borrowed money relating to the PolyMet Underlying Assets or the Contributed Assets existing prior to the Closing.

"Board of Members" means the Board of Members of JVCo.

"Breaching Parties" has the meaning given to such term in Section  14.4.

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in St. Paul, Minnesota or in Vancouver, British Columbia.

"Cap" has the meaning given to such term in Section 16.2(c)(ii).

"CFIUS" means the Committee on Foreign Investment in the United States.

"Claim" means a Direct Claim or any claim with respect to a Third Party's Legal Claim, as set out in Section 16.2(a).

"Close Family Member" means, with respect to an individual: (a) the individual's spouse; (b) the individual's and the spouse's grandparents, parents, siblings, children, nieces, nephews, aunts, uncles and first cousins; (c) the spouse of any persons listed in paragraph (a) or paragraph (b); and (d) any other person who shares the same household with the individual.

"Closing" has the meaning given to such term in Article 5.

"Closing Date" has the meaning given to such term in Article 5.

"Closing Permitted Expenses" means any expenses incurred by Teck US or incurred and paid  by JVCo in carrying-out any part of the Committed Work Programs and Budgets (as defined in the LLC Agreement) in accordance with the terms thereof.

"Closing Permitted Expenses Adjustment" has the meaning given to such term  in Section  9.1(c).

"Closing Permitted Expenses Statement" means the Teck Closing Permitted Expenses Statement or the PolyMet Closing Permitted Expenses Statement, as applicable.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Conditions Precedent" has the meaning given to such term in Section 10.1.

"Confidential Information" has the meaning given to such term in Section  13.1(a).

"Contract" includes agreements, contracts, indentures, covenants, commitments, undertakings, leases, permissions or licences, whether in writing or not.

"Contributed Assets" means the Contributed Mineral Properties, the Contributed Personal Property, the Contributed Personal Property Lease and the Contributed Real Properties, as detailed Schedule N.

"Contributed Assets Material Adverse Effect" means any event, circumstance, state of facts, change or effect that has had, or is reasonably likely to have: (i) a material adverse effect on the business, assets, operations or the financial condition of the Contributed Assets taken independently or as a whole; or (ii) a material adverse effect on the ability of Teck US or Teck Parent to consummate the transactions contemplated by this Agreement; provided, however, that events, circumstances, state of acts, changes or effects relating  to:

(i) changes in general economic or political conditions, whether domestic or international in either case, including changes or disruptions in financial, credit, currency exchange, real property, labour or commodities markets (except to the extent that such changes adversely affect the Contributed Assets in a  manner  distinct from and with a materially disproportionate effect than it affects the similar assets of other participants in the mining industry in    Minnesota);

(ii) acts of God, any  outbreak  or  escalation of  hostilities,  declared or undeclared  acts of war or terrorism or civil unrest (except to the extent that such acts of God, hostilities,  war, terrorism or civil unrest adversely affect the Contributed Assets in    a manner distinct from and with a materially disproportionate effect than it the  similar assets other participants in the mining industry in    Minnesota);

(iii) changes in laws, rules, regulations or orders of any Governmental Authority or interpretations thereof by any Governmental Authority or changes in generally accepted accounting principles (except to the extent that such changes adversely affect the Contributed Assets in a manner distinct from and with a materially disproportionate effect than it affects the similar assets other participants in the mining industry in Minnesota);

(iv) changes affecting generally the mining industry in Minnesota, including changes  due to disruption of power, utilities, supply and transportation systems (except to  the extent that such changes adversely affects the Contributed Assets in a manner distinct from and with a materially disproportionate effect than it affects similar assets of other participants in the mining industry in    Minnesota);

(v) the announcement or pendency of the  transactions  contemplated  by  this  Agreement or other communication by a Party of its plans or intentions with respect to the Contributed Assets or any portion of  the Contributed    Assets;

(vi) the consummation of the transactions contemplated by this Agreement or any actions by a Party taken pursuant or in light of this Agreement;

(vii) any change in climate or weather;

(viii) any adverse change that is cured (including by the payment of money) by Teck US before the earliest of: (i) the Closing Date; and (ii) the date on which this Agreement is terminated pursuant to Article 15;

(ix) any general outbreaks of sickness or pandemics, including any event, change or effect relating to or caused by the COVID-19 pandemic;

(x) any matter disclosed in accordance with the Teck Disclosure Letter;

(xi) any event, change, action or occurrence that does not result in or is reasonably expected not result in any liabilities, costs, fines, costs or expenses equal to less than $[Redacted - Commercially sensitive information];

(xii) event, occurrence, fact, condition or change that occurred prior to June 1, 2019; or

(xiii) any Governmental Authorization, Regulatory Approval, or Existing Permit not valid, binding, or enforceable as of the Effective Date, including any of the same vacated, suspended, remanded, stayed, subject to any petition for review, contested case, or other appeal or challenge, or otherwise not currently enforceable by Teck US or Teck Parent, in whole or part, as a result of or in connection with judicial or administrative proceedings or actions, shall be deemed not to constitute a "Contributed Assets Material Adverse Effect" and shall not be considered in determining whether a "Contributed Assets Material Adverse Effect" has occurred and any determination as to whether any conditions or other matters have a Contributed Assets Material Adverse Effect shall be made only after taking into account all effective insurance coverages and effective indemnifications with respect to such condition or matter provided, however, that any matter referred to in clause (l) or clause (m) shall be deemed to constitute, and shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Contributed Asset Material Adverse Effect, to the extent that such matters relate to any of the Contributed Assets that are necessary to implement and effect the Mesaba Project  in conformance with the Existing Permits as applicable to the Mesaba Project.

"Contributed Assets Permitted Encumbrance" means any Encumbrance in respect of the Contributed Assets constituted by the following:

(i) any reservations, limitations, provisos or conditions expressed in the original or other grants of any of the Contributed Assets and the statutory exceptions to title currently applicable to the Contributed Assets;

(ii) minor discrepancies in the legal description of the Contributed Real Property or any adjoining real property which would be disclosed in an up-to-date survey and any registered easements and registered restrictions or covenants that run with  the land which do not materially detract from the value of, or materially impair the use of, the Contributed Real Property;

(iii) exceptions and reservations in favour of other grantors, restrictive covenants, easements, rights-of-way, mineral claims,  reservations  of  surface  rights, agricultural land reserve notations and other similar rights or agreements presently registered against title to any of  the Contributed Real    Property;

(iv) charges granted to public utilities in respect of their interests, if any, in Contributed Real  Property;

(v) a claim or right, title or jurisdiction which may be made or established by any aboriginal, Native American or First Nations peoples by virtue of their status as aboriginal, Native American or First Nations peoples in, to or  over  any  lands, waters  or  products  extracted therefrom;

(vi) undetermined or inchoate liens and charges incidental and necessary to current operations which have not been filed or registered in accordance with Applicable Law or of which written notice has not yet been duly given in accordance with Applicable Law or that relates to an obligation not yet due or delinquent;

(vii) the interests of the lessor, licensee, or conditional sale vendor under any item of Contributed Personal Property or Contributed Real Property which is leased, licensed, or purchased conditionally in the ordinary course of the Mesaba Business;

(viii) liens for taxes not yet due and payable; and

(ix) any other Encumbrances set out in the Teck Disclosure Letter.

"Contributed Material Contract" has the meaning given to such term in Section (e)(x) of Schedule M.

"Contributed Mineral Properties" means the mining concessions, whether leasehold or fee interests, acquired from a Governmental Authority or other Person, comprising a portion of the Contributed Assets as set out on Schedule  N.

"Contributed Personal Property" means:

(i) all of the machinery, plant, equipment, trade fixtures, furnishings, accessories, trucks, automobiles, vehicles and similar equipment (including accessories), used in the Mesaba Business and which are described in the Teck Disclosure Letter; and

(ii) the interests of Teck US and/or Teck Parent as lessee or conditional sale purchaser of any equipment, plant, machinery or vehicles used in the Mesaba Business under a Contributed Personal Property  Lease.

"Contributed Personal Property Lease" means any personal property leases,  chattel  leases, rental agreements for personal property, conditional sales contracts and similar agreements relating to the Mesaba Business or which relate to any of the assets included in the Contributed Assets, in each case as amended, extended, renewed or otherwise modified, to which Teck US  is a party and which are described in the Teck Disclosure Letter. Licenses, leases, or similar agreements providing rights to access or use surface lands, fixtures, and other infrastructure used in the Mesaba Business shall be considered Contributed Real Properties and not Contributed Personal  Property Leases.

"Contributed Real Properties" means the mining concessions, surface interests, fee title, leasehold interests, licenses, fixtures, infrastructure, and any other interest in real property comprising a portion of the Contributed Assets as set out on Schedule N. The Contributed Real Properties include the Contributed Mineral Properties.

"Contributed Reclamation Obligations" means all obligations of Teck US  and/or Teck Parent  to reclaim or remediate any Contributed Real Properties.

"Deductible" has the meaning given to such term in Section 16.2(c)(i).

"Defence Notice" has the meaning given to such term in Section 16.1(d).

"Direct Claim" has the meaning given to such term in Section 16.2(a).

"Disclosing Party" has the meaning given to such term in Section 13.1(a).

"Disclosure  Information" means:

(i) the PolyMet Disclosure Letter;

(ii) the Teck Disclosure Letter;

(iii) all matters disclosed or furnished in writing (including, for the avoidance of doubt,  in electronic form) by one Party to another Party in response to  inquiries  or  requests;  and

(iv) all matters which would be revealed by making a search on any public register.

"Disputed Amounts" has the meaning given to such term in Section  9.5.

"DNR" has the meaning given to such term in Section  10.9(b)(i).

"Effective Date" has the meaning given to such term in the recitals of this Agreement.

"Encumbrances" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by Applicable Law, including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of first refusal, right of pre-emption, privilege, encumbrance,  easement,  hypothec,  pledge,  title  retention  agreement,  contractual  royalties, reservation of title, severed mineral interest, servitude, right of way,  restrictive covenant, right of  use or any matter capable of registration against title or any other right or claim of any kind  or nature whatever which affects ownership or  possession of,  or title to,  any interest in,  or the right  to  use or  occupy,  property or assets.

"Environmental Laws" means Applicable Laws (including any Mining Code) aimed at reclamation, remediation or restoration of the Lands; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials or substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including ambient air, surface water and groundwater; and all other Applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling transport, clean-up or management of pollutants, contaminants, chemicals or industrial, toxic or hazardous  substances  or  hazardous wastes.

"Environmental Liabilities" means any and all claims, actions, causes of  action,  damages, losses, liabilities, obligations, fines, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including attorneys' fees and costs, experts'  fees and costs, and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted against the Parties by any Person other than any such listed party, alleging liability (including liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation activities or costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out    of, based on or resulting from: (a) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Lands or emanating or migrating or threatening to emanate or migrate from the Lands to off-site properties; (b) the physical disturbance of the environment; (c) the PolyMet Reclamation Obligations and any financial assurance related to the PolyMet Reclamation Obligations; and (d)  the  violation  or  alleged violation of, or obligations arising under, any Environmental Laws or Mining    Code.

"Equity Consideration" has the meaning given to such term in Section  2.3.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time, the regulations promulgated thereunder and any successor  statute.

"Excluded Liability" means any liability arising from the "Executive Employment Agreements" as that term is defined in Schedule K(o)(ii) and (iii) to the PolyMet Disclosure Letter.

"Existing Indebtedness" means the Liabilities and Obligations of JVCo owing under the outstanding unsecured convertible debentures due March 31, 2023 or any other Liabilities or Obligations for Indebtedness, other than the Assumed Obligations, where PolyMet Parent or any Person other than JVCo is the primary obligor.

"Existing Permits" means those Governmental Authorizations relating to: (x) the PolyMet Business set out in the PolyMet Disclosure Letter; or (y) the Mesaba Business set out in the Teck Disclosure Letter, regardless of whether such Governmental Authorizations are valid and enforceable or otherwise in effect or binding as of the Effective Date. For the avoidance of doubt, Existing Permits: (a) include certain Governmental Authorizations that as of the Effective Date are suspended, remanded challenged  or  appealed  in  an  administrative  or  judicial proceeding, or otherwise are not enforceable, in whole or part, under Applicable Law, and (b) exclude any leases or other mineral rights or interest in real property granted by any Governmental Authority or any other Person.

"Existing Related Party Agreements" has the meaning given to such term in Section 10.6.

"Financial Assurance Agreement"    has the meaning given to such term in Section 10.8(c).

"Financial Assurance Beneficiaries" means each and every Person (including Governmental Authorities) that is the beneficiary of one or more of the PolyMet Financial Assurance Instruments.

"Fundamental Representations" means the representations and warranties of: (x) JVCo and PolyMet Parent set out in Section (a) Section (b), Section (c) and Section (d) of Schedule K; and (y) Teck US and Teck Parent set out in Section (a) Section (b), Section (c), Section (d) of Schedule M.

"Glencore" means Glencore International AG.

"Glencore Offtake Agreement" has the meaning given to such term in the LLC  Agreement.

"Governmental Authority" means any: (i) international, national, federal, provincial, territorial, regional, county, state, municipal, tribal, local or other governmental or public department, central bank,  court,  commission,  board,  bureau,  agency  or  instrumentality,  domestic  or    foreign, (ii) subdivision or authority of any of the foregoing; (iii) securities regulatory authority or stock exchange; and (iv) quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; in each case, having jurisdiction in the relevant circumstances.

"Governmental Authorizations" means those permits, approvals, certificates and certifications, licenses, authorizations, no-action letters, notices, rulings, consents, orders, clearances, and exemptions required under Applicable Law (including the lapse of a prescribed time, without objection, when a statute or regulation provides that a transaction may be implemented if the prescribed time lapses following the giving of notice without an objection being made) or otherwise required by Governmental Authorities that are material to the PolyMet Business or the Mesaba Business. Governmental Authorizations include the Existing Permits and the Regulatory Approvals.

"Indebtedness" of any Person at any date shall mean all  indebtedness  of  such  Person  for  borrowed money or for the deferred purchase price of property or services (other than accrued expenses and trade liabilities  (such us suppliers, labor and other equivalent  liabilities)),  whether    or not contingent, whether evidenced by any credit, or leasing agreement or facility, note, bond, debenture or similar instrument, or any other indebtedness that implies the payment of interest, including non-provisioned accrued holidays or other employee  benefits  (other  than  labor severances accrued under Applicable Law in  the Ordinary Course  of  Business)  or guarantees of any or the  foregoing.

"Indemnified Persons" has the meaning given to such term in Section 16.1(a).

"Indemnitor" has the meaning given to such term in Section 16.1(a).

"Independent Accountant" has the meaning given to such term in Section  9.5.

"Insolvency Event" means, with respect to a Party, any one or combination of the following or any event or circumstance analogous to the following:

(i) the Party ceases to carry on business;

(ii) the commencement of proceedings for a voluntary winding up or dissolution of the Party (otherwise than as part of a bona fide amalgamation, takeover, or corporate reorganization), or the commencement of involuntary proceedings for the winding- up or dissolution of the Party if such proceedings are not contested by the Party in good faith;

(iii) a mortgagee taking possession of, or commencing the disposition of, all or substantially all of the Party's assets, operations or business;

(iv) the commencement of proceedings by the Party under applicable bankruptcy or insolvency legislation in respect of the disposition of the Party's debts, or the taking by the Party of any similar step under any similar legislation to effect an arrangement between the Party and its creditors; or

(v) the appointment of an administrator, receiver, receiver and manager or trustee in bankruptcy for all or substantially all of the assets of the Party otherwise than as part of a bona fide amalgamation, takeover, or corporate reorganization, or the commencement of involuntary bankruptcy proceedings against the Party, if such proceedings are not contested by the Party in good faith.

"Interim Period" means the period from and including the Effective Date and to and including the Time of Closing.

"IRS" means the United States Internal Revenue Service.

"JVCo" has the meaning given to such term in the recitals of this Agreement. "JVCo Closing Deliverables" has the meaning given to such term in Section  3.3.

"Lands" means collectively the Contributed Real Properties and the PolyMet Underlying Real Properties.

"Legal Claim" means any civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit or proceeding and any loss, liability, damage, expense (including legal fees), notice, demand or claim resulting therefrom or any other claim or demand of whatever nature or kind.

"Liability" or "Obligation" means any liability or obligation, known or unknown, unconditional or contingent, liquidated or otherwise,  direct  or  indirect, matured or  unmatured, regardless of  when  it  is asserted.

"LLC Agreement" has the meaning given to such term in the recitals of this Agreement.

"Long Stop Date" means March 31, 2023, or such other date as mutually agreed in writing between the Parties.

"Losses" means any and all damages (except for consequential, punitive, exemplary or indirect damages), costs, losses, diminution of value, liabilities, judgments, settlements, expenses or obligations (including Taxes, interest, penalties, court costs, costs of preparation and investigation, and attorneys', accountants' and other professional advisors' fees and  expenses).

"Material Contracts" means collectively the Contributed Material Contracts and the PolyMet Material Contracts.

"Mesaba Business" means all activities of Teck Parent or Teck US (or any Affiliate of either of them) directly related to the Mesaba Project, including those assets and Obligations and Liabilities related to: (i) the Contributed Assets; and/or (ii) the Mesaba Environmental Liabilities.

"Mesaba Environmental Liabilities" means Environmental Liabilities relating to the Mesaba Business arising under any Environmental Laws, Mining Code, Governmental Authorizations, Existing  Permits, or Regulatory Approvals, including the Contributed Reclamation    Obligations.

"Mesaba Project" means the nonferrous mine development project proposed by Teck US in respect of the Contributed Mineral Properties further identified in the Teck Disclosure Letter.

"Mesaba Project 43-101 Report" means a draft technical report in respect of the Mesaba Project that conforms to the standards and requirements set out in National Instrument 43-101, along with all supporting documentation required to permit PolyMet Parent to finalize the report with its own Qualified Person for public filing in accordance with applicable securities laws in Canada.

"Mesaba Project Financial Statements" means such financial statements or other supporting financial information as PolyMet Parent may require to satisfy its disclosure obligations under the business acquisition report provisions of National Instrument 51-102 in connection with the contribution of the Contributed Assets contemplated hereby.

"Mineral Properties" means collectively the Contributed Mineral Properties and the PolyMet Underlying  Mineral Properties.

"Mining Code" means the statutes, regulations, and other requirements of the State of Minnesota, including the Minnesota Department of Natural Resources or any successor thereto, regarding mineral exploration or development, including mining and reclamation of properties affected by mining, as the same may be amended from time to time.

"NorthMet Project" means the nonferrous mining project proposed by JVCo in respect of the PolyMet Underlying Mineral Properties as generally described in the Existing Permits in favor of JVCo as further identified in the PolyMet Disclosure Letter.

"Notice" has the meaning given to such term in Section 17.7.

"Offtake Framework Agreement" has the meaning given to such term in the LLC Agreement.

"Ordinary Course of Business" has the meaning given to such term in Section 1.3.

"Original LLC Agreement" has the meaning given to such term in the recitals of this Agreement.

"Ownership Interest" has the meaning given to such term in the LLC Agreement.

"Parties" means, collectively, and from time to time Teck US, Teck Parent, JVCo and PolyMet Parent.

"Percentage Interest" has the meaning given to such term in the LLC  Agreement.

"Person" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, joint stock company, trust, unincorporated association, joint venture, juridical person or Governmental Authority, and related personal pronouns have a similarly extended meaning, as the context requires.

"Personal Information" means information about an identifiable individual deemed as such pursuant to any Privacy Laws that is collected, used, disclosed or retained by a Party.

"PolyMet Business" means all activities of PolyMet Parent or JVCo (or any Affiliate of either of them) directly related to the exploration and development of the NorthMet Project, including those assets and Obligations and Liabilities related to: (i) the PolyMet Underlying Assets; and/or (ii) the PolyMet Environmental Liabilities.

"PolyMet Closing Permitted Expenses" has the meaning given to such term in Section 9.2(b).

"PolyMet Closing Permitted Expenses Statement" has the meaning given to such term  in Section 9.2(b).

"PolyMet Disclosure Letter" means the disclosure letter provided by PolyMet Parent to (and accepted in writing by) Teck US on or prior to the Effective Date.

"PolyMet Environmental Liabilities" means Environmental Liabilities relating to the PolyMet Business arising under any Environmental Laws, Mining Code, Governmental Authorizations, Existing Permits, or  Regulatory Approvals, including the PolyMet  Reclamation Obligations and  the PolyMet Financial Assurance Instruments  (or  any  replacements  as  contemplated  by  to Section  10.8).

"PolyMet Estimated Closing Permitted Expenses" has the meaning given to such term in Section 9.1(b).

"PolyMet Estimated Closing Permitted Expenses Statement" has the meaning given to such term in Section 9.1(b).

"PolyMet Financial Assurance Instruments" has the meaning given to such term in Section 10.8(a).

"PolyMet Material Adverse Effect" means any event, circumstance, state of facts, change or effect that has had, or is reasonably likely to have: (i) a material adverse effect on the business, assets, operations or the financial condition (x) on the PolyMet Underlying Assets taken independently or as a whole, or (y) of JVCo; or (ii) a material adverse effect on the ability of JVCo or PolyMet Parent to consummate the transactions contemplated by this Agreement; provided, however, that changes, occurrences, events, violations, inaccuracies, circumstances or effects relating to:

(i) changes in general economic or political conditions, whether domestic or international  in  either  case,  including  changes  or  disruptions  in  financial, credit, currency exchange, real property, labour or commodities markets (except to the extent that such changes adversely affect JVCo in a manner distinct from and with    a materially disproportionate effect than it affects other participants in the mining industry in Minnesota);

(ii) acts of God, any  outbreak  or  escalation of  hostilities,  declared or undeclared  acts of war or terrorism or civil unrest (except to the extent that such acts of God, hostilities, war, terrorism or civil unrest adversely affect JVCo in a manner distinct from and with a materially disproportionate effect than it affects other participants  in the mining industry in Minnesota);

(iii) changes in laws, rules, regulations or orders of any Governmental Authority or interpretations thereof by any Governmental Authority or changes in generally accepted accounting principles (except to the extent that such changes adversely affect JVCo in a manner distinct from and with a materially disproportionate effect than it affects other participants in the mining industry in    Minnesota);

(iv) changes affecting generally the mining industry in Minnesota, including changes  due to disruption of power, utilities, supply and transportation systems (except to  the extent that such changes adversely affect such JVCo in a manner distinct from and with a materially disproportionate effect than it affects other participants in the mining industry in Minnesota);

(v) the announcement or pendency of the  transactions  contemplated  by  this  Agreement or other communication by a Party of its plans or intentions with respect to the PolyMet Underlying Assets or any portion of the PolyMet Underlying  Assets;

(vi) the consummation of the transactions contemplated by this Agreement or any actions by a Party taken pursuant or in light of this Agreement;

(vii) any change in the market price or trading volume of any of the securities of PolyMet Parent;

(viii) any change in climate or weather;

(ix) any adverse change that is cured (including by the payment of money) by PolyMet Parent before the earliest of: (i) the Closing Date, and (ii) the date on which this Agreement is terminated pursuant to Article 15;

(x) any general outbreaks of sickness or pandemics, including any event, change or effect relating to or caused by the COVID-19 pandemic;

(xi) any matter disclosed in accordance with the PolyMet Disclosure Letter,

(xii) any event, change, action or occurrence that does not result in or is reasonably expected not result in any liabilities, costs, fines, costs or expenses equal to less than $[Redacted - Commercially sensitive information];

(xiii) event, occurrence, fact, condition or change that occurred prior to June 1, 2019; or

(xiv) any Governmental Authorization, Regulatory Approval, or Existing Permit not valid, binding, or enforceable as of the Effective Date, including any of the same vacated, suspended, remanded, stayed, subject to any petition for review, contested case, or other appeal or challenge, or otherwise not currently enforceable by JVCo or PolyMet Parent, in whole or part, as a result of or in connection with judicial or administrative proceedings or actions, shall be deemed not to constitute a "PolyMet Material Adverse Effect" and shall not be considered in determining whether a "PolyMet Material Adverse Effect" has occurred and any determination as to whether any conditions or other matters have a PolyMet Material Adverse Effect shall be made only after taking into account all effective insurance coverages and effective indemnifications with respect to such condition or matter, provided, however, that any matter referred to in clause (l) or clause (m) shall be deemed to constitute, and shall be taken into account in determining whether there has been, or would reasonably be expected to be, a PolyMet Material Adverse Effect, to the extent that such matters relate to any of the PolyMet Underlying Assets that are necessary to implement and effect the NorthMet Project in conformance with the Existing Permits as applicable to the NorthMet Project.

"PolyMet Material Contract" has the meaning given to such term in Section (e)(xi)(K) of Schedule K.

"PolyMet Parent" has the meaning given to such term in the recitals of this Agreement.

"PolyMet Parent Closing Deliverables" has the meaning given to such term in Section 3.2.

"PolyMet Reclamation Obligations" means all obligations of JVCo and/or PolyMet Parent to reclaim or remediate any PolyMet Underlying Real Properties.

"PolyMet Reorganizations" has the meaning given to such term in the recitals of this Agreement.

"PolyMet Resolution Period" has the meaning given to such term in Section  9.4(b).

"PolyMet Review Period" has the meaning given to such term in Section 9.3(b).

"PolyMet Statement of Objections" has the meaning given to such term in Section  9.4(b).

"PolyMet Underlying Assets" means the PolyMet Underlying Mineral Properties, the PolyMet Underlying Personal Property, the PolyMet Underlying Personal Property Lease, the PolyMet Underlying Real Properties, the Existing Permits related to the PolyMet Business, the PolyMet Material Contracts, and the PolyMet Financial Assurance Instruments, as detailed in Section (e)(i) of Schedule K.

"PolyMet Underlying Assets Permitted Encumbrance" means any Encumbrance in respect of the PolyMet Underlying Assets constituted by the following:

(i) any reservations, limitations, provisos or conditions expressed in the original or other grants of any of the PolyMet Underlying Assets and the statutory exceptions to title currently applicable to those PolyMet Underlying Assets;

(ii) minor discrepancies in the legal description of the PolyMet Underlying Real Properties or any adjoining real property which would be disclosed in an up-to-date survey and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of, the PolyMet Underlying Real Properties;

(iii) exceptions and reservations in favour of other grantors, restrictive covenants, easements, rights-of-way, mineral claims, reservations of surface rights, agricultural land reserve notations and other similar rights or agreements presently registered against title to any of the PolyMet Underlying Real Properties;

(iv) charges granted to public utilities in respect of their interests, if any, in the PolyMet Underlying  Real Properties;

(v) a claim or right, title or jurisdiction which may be made or established by any aboriginal, Native American or First Nations peoples by virtue of their status as aboriginal, Native American or First Nations peoples in, to or  over  any  lands, waters  or  products  extracted therefrom;

(vi) undetermined or inchoate liens and charges incidental and necessary to current operations which have not been filed or registered in accordance with Applicable Law or of which written notice has not yet been duly given in accordance with Applicable Law or that relates to an obligation not yet due or delinquent;

(vii) the interests of the lessor, licensee, or conditional sale vendor under any item of PolyMet Underlying Personal Property or PolyMet Underlying Real Property which is leased, licensed, or purchased conditionally in the ordinary course of the PolyMet Business;

(viii) liens for taxes not yet due and payable; and

(ix) any other Encumbrances set out in the PolyMet Disclosure Letter.

"PolyMet Underlying Mineral Properties" means the mining concessions, whether leasehold or fee interests, acquired from a Governmental Authority or other Person, comprising a portion of the PolyMet Underlying Assets as set out on Schedule K.

"PolyMet Underlying Personal Property" means:

(i) all the machinery, plant, equipment, furnishings, accessories, trucks, automobiles, vehicles and similar equipment (including accessories), used in the PolyMet Business and which are described in the PolyMet Disclosure Letter; and

(ii) the interests of JVCo or PolyMet Parent as lessee or conditional sale purchaser of any equipment, plant, machinery, or vehicles used in the PolyMet Business under a PolyMet Underlying Personal Property Lease.

"PolyMet Underlying Personal Property Lease" means any personal property leases, chattel leases, rental agreements for personal property, conditional sales contracts and similar agreements relating to the PolyMet Business or which relate to any of the assets included in the PolyMet Underlying Assets, in each case as amended, extended, renewed, or otherwise modified, to which JVCo or PolyMet Parent is a party and which are described in the PolyMet Disclosure Letter. Licenses, leases, or similar agreements providing rights to access or use surface lands, fixtures, and other infrastructure used in the PolyMet Business shall be considered PolyMet Underlying Real Properties and not PolyMet Underlying Personal Property Leases.

"PolyMet Underlying Real Properties" means the mining  concessions, surface interests, fee  title, leasehold interests, licenses, fixtures, infrastructure, and any other interest in real property comprising a portion of the PolyMet Underlying Assets as set out in the PolyMet Disclosure Letter. The PolyMet Underlying Real Properties include the PolyMet Underlying Mineral Properties.

"PolyMet US" has the meaning given to such term in Schedule J.

"Post-Closing Permitted Expenses Adjustment" has the meaning given to such term in Section 9.2(c).

"Principal Framework Offtake Agreement" has the meaning given to such term in the LLC Agreement.

"Principal Offtake Agreement" has the meaning given to such term in the LLC Agreement.

"Privacy Laws" means all Applicable Law governing the collection, use, storage, transfer, disclosure, and retention of Personal Information.

"Proceeding" means any civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation, audit or other proceeding by or before any Governmental Authority.

"Public Official" means:

(i) an employee, officer or Representative of, or any person otherwise acting in an official capacity for or on behalf of, a Governmental Authority;

(ii) a person holding a legislative, administrative or judicial position of any kind, regardless of whether elected or appointed, of a Governmental Authority;

(iii) an officer of, or individual who holds a position in, a political  party;

(iv) a candidate for political office;

(v) an individual who holds any other official, ceremonial or other appointed or inherited position with a Governmental Authority; or

(vi) any individual who exercises a public function for or on behalf of a country or territory or for any public agency or public enterprise of that country or territory.

"Qualified Person" means a qualified person as defined in National Instrument 43-101.

"Receiving Party" has the meaning given to such term in Section  13.1(a).

"Records and Data" means all of the books, records, books of account, business analyses and plans, surveys, building plans and specifications, warranties, bills of sale, environmental analyses and assessments, records, data, surveys, maps, geological and technical information,  geophysical and geological reports, technical reports, physical samples (including rock, till, bulk and core), agreements, notices, correspondence and other communications and all other documents, files, records and information, financial or otherwise, associated with or related to the Lands, within the control or possession of the Parties (or any Affiliate thereof), including all data  and information stored electronically, digitally or on computer related media.

"Regulatory Approvals" has the meaning given to such term in Schedule O.

"Related Party" means with respect to any Party, an Affiliate of that  Party  and  includes  any director or officer of that Party or of any of its Affiliates.

"Representatives" means any director, officer, employee, agent, nominee or shareholder of a party or its accountants, legal counsel, technical, tax and financial advisors and other representatives.

"Retained Governmental Authorizations and Permits" has the meaning given to such term in Section 3.5.

"Retained Obligations" has the meaning given to such term in Section 2.2(b).

"Sanctionable Activity" has the meaning given to such term in Section (j) of Schedule K.

"Sanctioned Country" has the meaning given to such term in Section (j) of Schedule K.

"Sanctioned Person" has the meaning given to such term in Schedule  K.

"Sanctions"  has the meaning  given to such term in Section (j) of  Schedule    K.

"Senior Executive Officer" means a Chief Executive Officer and/or Chief Financial Officer.

"SOFR" means, with respect to any SOFR Business Day, a rate per annum equal to the secured overnight financing rate for such SOFR Business Day published by the SOFR Administrator on the SOFR Administrator's website at approximately 2:30 p.m. (New York City time) on the immediately succeeding SOFR Business Day.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"SOFR Business Day" means any day that is not a Saturday, Sunday or other day that is: (a) a legal holiday under the laws of the State of New York; (b) a day on which banking institutions in such state are authorised or required by law to close; or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"Tax Returns" means any return, election, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Taxes" means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected    by a Governmental Authority including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, licence, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all employment insurance premiums, Canada and any other pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of Applicable Law.

"Teck Closing Deliverables" has the meaning given to such term in Section  3.1.

"Teck Closing Permitted Expenses" has the meaning given to such term in Section 9.2(a).

"Teck Closing Permitted Expenses Statement" has the meaning given to such term in Section 9.2(a).

"Teck Disclosure Letter" means the disclosure letter provided by Teck US to (and accepted in writing by) PolyMet Parent on or prior to the Effective Date.

"Teck Estimated Closing Permitted Expenses" has the meaning given to such term in Section 9.1(a).

"Teck Estimated Closing Permitted Expenses Statement" has the meaning given to such term in Section 9.1(a).

"Teck Parent" has the meaning given to such term in the recitals of this Agreement.

"Teck Resolution Period" has the meaning given to such term in Section 9.4(a).

"Teck Review Period" has the meaning given to such term in Section 9.3(a).

"Teck Statement of Objections" has the meaning given to such term in Section 9.4(a).

"Teck US" has the meaning given to such term in the recitals of this Agreement.

"Term SOFR" means the greater of (a) the forward-looking term rate for a period of one month based on SOFR that is published by an information service that publishes such rate from time to time as is reasonably selected by the Party to whom any overdue amount is owed hereunder at approximately a time and as of a date determined by the Party in its reasonable discretion in a manner substantially consistent with market practice and (b) zero percent.

"Terminating Parties" has the meaning given to such term in Section 14.4.

"Termination Notice" has the meaning given to such term in Section 14.4.

"Third Party" means any Person other than a Party or an Affiliate of a Party.

"Third Party Legal Claim" has the meaning given to such term in Section 16.1(d).

"Time Bar" has the meaning given to such term in Section 16.2(a).

"Time of Closing" means 11:00 a.m. (Vancouver Time) on the Closing Date, or such other date as mutually agreed in writing between the Parties.

"Transaction Documents" means this Agreement and each agreement or document to be delivered under or pursuant to this Agreement.

"Transfer" means to sell, grant, assign or create an Encumbrance, pledge or otherwise convey,  or dispose of or commit to do any of the foregoing, or to arrange for substitute performance by an Affiliate or Third Party (except as expressly permitted under this Agreement), either directly or indirectly; and, when used as a noun, means such a sale, grant, assignment, Encumbrance, pledge or other conveyance or disposition, or such an  arrangement.

"Undisputed Amounts" has the meaning given to such term in Section 9.5.

"Wrong Pocket Assets" has he meaning given to such term in Section  11.1(b).

Schedule B - [RESERVED]

[Intentionally deleted.]

Schedule C - TECK US DELIVERABLES TO JVCO

(a) the LLC Agreement duly executed by Teck US, PolyMet US, and Newrange Copper Nickel LLC;

(b) the Offtake Framework Agreement duly executed by Glencore (or one of its Affiliates) and Teck US;

(c) the Principal Framework Offtake Agreement duly executed by Teck US, PolyMet US, and Newrange Copper Nickel LLC;

(d) the Financial Assurance Agreement duly executed by JVCo, PolyMet US, Teck US and each of their relevant Affiliates; and

(e) the Original LLC Agreement Termination Agreement duly executed by JVCo and PolyMet US.

Schedule D - TECK PARENT DELIVERABLES TO POLYMET PARENT

(a) the Mesaba Project 43-101 Report;

(b) the Mesaba Project Financial Statements; and

(c) the Financial Assurance Agreement duly executed by JVCo, PolyMet US, Teck US and each of their relevant Affiliates.

Schedule E - POLYMET PARENT DELIVERABLES TO JVCO

(a) the LLC Agreement duly executed by Teck US, PolyMet US, and Newrange Copper Nickel LLC;

(b) the Original LLC Agreement Termination Agreement duly executed by PolyMet US and  JVCo; and

(c) the Financial Assurance Agreement duly executed by JVCo, PolyMet US, Teck US and each of their relevant Affiliates.

Schedule F - POLYMET PARENT DELIVERABLES TO TECK US

(a) Evidence that the existing offtake arrangements in respect of the NorthMet Project have been terminated;  and

(b) the Financial Assurance Agreement duly executed by JVCo, PolyMet US, Teck US and each of their relevant Affiliates.

Schedule G - JVCO DELIVERABLES TO TECK US

(a) a Delaware Certificate of Formation of a Limited Liability Company in respect of JVCo;

(b) a Delaware Certificate of Good Standing in respect of JVCo;

(c) a Minnesota Certificate of Conversion in respect of JVCo;

(d) Articles of Conversion in respect of JVCo, signed by an authorized person and filed with the Minnesota Secretary of State;

(e) a certified members' register or other evidence of the Ownership Interests in JVCo immediately prior to Closing showing PolyMet US as the registered holder of 100% of the Ownership Interests;

(f) a certified members' register or other evidence of the Ownership Interests in JVCo following Closing showing: (a) PolyMet US as the registered holder of 50% of the Ownership Interests; and (b) Teck US as the registered holder of 50% of the Ownership Interests;

(g) evidence that:

(i) Teck US nominees to the Board of Members have been duly appointed;

(ii) Teck US nominees to other committees of JVCo, if any, have been duly appointed;

(iii) PolyMet Parent has entered into arrangements to ensure that PolyMet US has sufficient financial resources to satisfy PolyMet US's obligations in relation to the Committed Work Programs and Budgets (as defined in the LLC Agreement); and

(iv) JVCo has been discharged of the Liabilities and Obligations in respect of the Existing Indebtedness,

in each case in form and substance satisfactory to Teck US, acting  reasonably;

(h) the LLC Agreement duly executed by Teck US, PolyMet US, and Newrange Copper Nickel LLC;

(i) the Offtake Framework Agreement duly executed by Glencore (or one of its Affiliates) and PolyMet US;

(j) the Principal Framework Offtake Agreement duly executed by Teck US, PolyMet US, and Newrange Copper Nickel LLC;

(k) the Financial Assurance Agreement duly executed by JVCo, PolyMet US, Teck US and each of their relevant Affiliates; and

(l) the Original LLC Agreement Termination Agreement duly executed by PolyMet US and JVCo.

Schedule H - JVCO DELIVERABLES TO TECK PARENT

(a) a Delaware Certificate of Formation of a Limited Liability Company in respect of JVCo;

(b) a Delaware Certificate of Good Standing in respect of JVCo;

(c) a Minnesota Certificate of Conversion in respect of JVCo;

(d) Articles of Conversion in respect of JVCo, signed by an authorized person and filed with the Minnesota Secretary of State;

(e) a certified members' register or other evidence of the Ownership Interests in JVCo immediately prior to Closing showing PolyMet US as the registered holder of 100% of the Ownership Interests;

(f) a certified members' register or other evidence of the Ownership Interests in JVCo following Closing showing: (a) PolyMet US as the registered holder of 50% of the Ownership Interests; and (b) Teck US as the registered holder of 50% of the Ownership Interests;

(g) evidence that:

(i) Teck US nominees to the Board of Members have been duly appointed;

(ii) Teck US nominees to other committees of JVCo, if any, have been duly appointed;

(iii) PolyMet Parent has entered into arrangements to ensure that PolyMet US has sufficient financial resources in relation to the Committed Work Programs and Budgets (as defined in the LLC Agreement); and

(iv) JVCo has been discharged of the Liabilities and Obligations in respect of the Existing Indebtedness,

in each case in form and substance satisfactory to Teck US, acting  reasonably;

(h) the LLC Agreement duly executed by Teck US, PolyMet US, and Newrange Copper Nickel LLC;

(i) the Offtake Framework Agreement duly executed by Glencore (or one of its Affiliates) and PolyMet US;

(j) the Principal Framework Offtake Agreement duly executed by Teck US, PolyMet US, and Newrange Copper Nickel LLC;

(k) the Financial Assurance Agreement duly executed by JVCo, PolyMet US, Teck US and each of their relevant Affiliates; and

(l) the Original LLC Agreement Termination Agreement duly executed by PolyMet US and JVCo.

Schedule I - JVCO DELIVERABLES TO POLYMET PARENT

(a) a Delaware Certificate of Formation of a Limited Liability Company in respect of JVCo;

(b) a Delaware Certificate of Good Standing in respect of JVCo;

(c) a Minnesota Certificate of Conversion in respect of JVCo;

(d) Articles of Conversion in respect of JVCo, signed by an authorized person and filed with the Minnesota Secretary of State;

(e) a certified members' register or other evidence of the Ownership Interests in JVCo immediately prior to Closing showing PolyMet US as the registered holder of 100% of the Ownership Interests;

(f) a certified members' register or other evidence of the Ownership Interests in JVCo following prior to Closing showing: (a) PolyMet US as the registered holder of 50% of the Ownership Interests; and (b) Teck US as the registered holder of 50% of the Ownership Interests;

(g) evidence that:

(i) PolyMet US nominees to the Board of Members have been duly appointed; and

(ii) PolyMet US nominees to other committees of JVCo, if any, have been duly appointed,

in each case in form and substance satisfactory to PolyMet Parent, acting reasonably;

(h) the LLC Agreement duly executed by Teck US, PolyMet US, and Newrange Copper Nickel LLC;

(i) the Offtake Framework Agreement duly executed by Glencore (or one of its Affiliates) and PolyMet US;

(j) the Principal Framework Offtake Agreement duly executed by Teck US, PolyMet US, and Newrange Copper Nickel LLC;

(k) the Financial Assurance Agreement duly executed by JVCo, PolyMet US, Teck US and each of their relevant Affiliates; and

(l) the Original LLC Agreement Termination Agreement duly executed by PolyMet US and JVCo.

Schedule J - POLYMET REORGANIZATIONS

Set out below are the actions required to effect the PolyMet Reorganizations:

(a) PolyMet Parent forms a wholly owned subsidiary corporation governed by the laws of Delaware ("PolyMet US").

(b) PolyMet Parent, as sole shareholder of JVCo, transfers all of its shares in the capital of JVCo to PolyMet US in exchange for additional shares in the capital of PolyMet US of equal value. The transfer will be documented by way of a separate share transfer agreement with corresponding PolyMet Parent board resolutions.

(c) JVCo converts in accordance with laws of Minnesota and Delaware into a limited liability company governed by the laws of  Delaware.

(d) JVCo and PolyMet US enter into the Original LLC Agreement.

(e) PolyMet US assumes the intercompany debt between JVCo and PolyMet Parent in exchange for a note from JVCo. The note will have conversion features to be exchangeable into shares/units of JVCo. PolyMet US assumes the Glencore AG convertible debenture(s) between JVCo and Glencore AG in exchange for a note from JVCo. The note will have conversion features to be exchangeable into shares/units of JVCo.

(f) PolyMet US exchanges the JVCo notes for additional units/shares in JVCo.

(g) Teck US transfers the Contributed Assets to JVCo.

Schedule K - REPRESENTATIONS AND WARRANTIES OF JVCO AND POLYMET

PARENT

Each of JVCo and PolyMet Parent represents and warrants to Teck US and Teck Parent, and each of JVCo and PolyMet Parent acknowledges that each of Teck US and Teck Parent are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Corporate Matters

(i) it is a company, validly existing under the laws of its respective jurisdiction  of incorporation or formation;

(ii) PolyMet US will be, immediately after the completion of and effective time of the PolyMet Reorganizations, a company, validly existing under the laws of its jurisdiction of incorporation;

(iii) it is duly licensed or qualified to do business and is in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a PolyMet Material Adverse  Effect;

(iv) PolyMet US will be, immediately after the completion of and effective time of the PolyMet Reorganizations, duly licensed or qualified to do business and will be in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a PolyMet Material Adverse Effect;

(b) No Material Breaches

Except as set out in the PolyMet Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated under this Agreement will not materially accelerate the performance required by, result in any material breach or violation of, or constitute a material default under or result in the creation of any material Encumbrance under or pursuant to the provisions of:

(i) any Applicable Laws to which it is (and in the case of PolyMet US immediately after the completion of and effective time of the PolyMet Reorganizations will be) subject except as would not have a PolyMet Material Adverse Effect;

(ii) any  of  its applicable organization  documents;

(iii) the resolutions of its shareholders, members, or directors (or any committee thereof) of it (and in the case of PolyMet US immediately after the completion of and effective time of the PolyMet Reorganizations); or

(iv) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which it is (and in the case of PolyMet US immediately after the completion of and effective time of the PolyMet Reorganizations will be) a party or by which it is (and in the case of PolyMet US immediately after the completion of and effective time of the PolyMet Reorganizations will be) bound (except as would not have a PolyMet Material Adverse Effect);

(c) Due  Authorization; Consents

This Agreement (and any Transaction Document) in respect of JVCo or PolyMet  Parent has:

(i) been duly authorized by all necessary corporate or limited liability company action, as applicable;

(ii) been duly executed and delivered and is valid and legally binding on it in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in proceedings in equity or at law); and

(iii) except: (x) as set out in the PolyMet Disclosure Letter, or (y) the consents, approvals and authorizations (including the Regulatory Approvals) which the Parties will cooperate in obtaining pursuant to Section 3.5 and Section

11.1 of this Agreement as set out on Schedule O and Schedule P, JVCo and PolyMet Parent have obtained all material consents, approvals or authorizations (including Governmental Authorizations) required by any Governmental Authority or other Person in connection with the execution and performance of its obligations under this Agreement except as would not have a PolyMet Material Adverse Effect;

(d) Insolvency Events

No Insolvency Event has occurred in relation to JVCo and/or PolyMet Parent (and in the case of PolyMet US immediately after the completion of and effective time of the PolyMet Reorganizations will be) and each of JVCo and PolyMet Parent is (and in the case of PolyMet US immediately after the completion of and effective time of the PolyMet Reorganizations will be) able to pay its debts as they become due and  payable;

(e) PolyMet Underlying Assets

The PolyMet Disclosure Letter contains (or otherwise incorporates) a correct description of the PolyMet Underlying Assets, and contains (or otherwise incorporates) a correct description of the assets which constitute all material assets with respect to the NorthMet Project. Except as set out in the PolyMet Disclosure Letter or would not have a PolyMet Material Adverse Effect:

(i) JVCo is duly authorized to own or otherwise hold and operate the PolyMet Underlying Assets;

(ii) all of the PolyMet Underlying Assets have been, as applicable, duly acquired, are validly recorded in accordance with Applicable Law, are in good standing, and are, validly owned or otherwise held and possessed by JVCo in accordance with Applicable Law;

(iii) JVCo is the sole and exclusive owner of a 100% interest in the PolyMet Underlying Assets (which assets are variously held by JVCo in fee or under leases, licenses, or similar agreements providing non-fee interests), free and clear of any material Encumbrances except for PolyMet Underlying Assets Permitted Encumbrances and JVCo has the right to grant to other Parties the rights set out in this Agreement and, effective as of the Closing Date, the LLC Agreement;

(iv) no Person has any interest, or option to acquire an interest, in the PolyMet Underlying Assets or any right or option to acquire a right to explore, prospect or mine for nonferrous minerals on the PolyMet Underlying Mineral Properties;

(v) any applications for renewal of any of the PolyMet Underlying Mineral Properties which are due to  be renewed on or before the Effective Date have been duly and timely made by    JVCo;

(vi) subject to the rights and interests of the Persons that have granted JVCo its leasehold rights and interests in the PolyMet Underlying Mineral Properties, there are no other Persons with mining rights with respect to nonferrous minerals superior to those of JVCo within the boundaries of the PolyMet Underlying Mineral Properties;

(vii) all work carried out in the PolyMet Underlying Mineral Properties by or on behalf of JVCo and, to their knowledge, by any other Person, has been carried out in compliance in all material respects with all Applicable Law;

(viii) subject to the rights and interests of the Persons that have granted JVCo its leasehold rights and interests in the PolyMet Underlying Mineral Properties, no Person has any royalty or other interest whatsoever in the production or profits in respect of nonferrous minerals within the PolyMet Underlying Mineral Properties;

(ix) correct and complete copies of all material Records and Data in the possession of JVCo or PolyMet Parent and any other material exploration information, including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) concerning the PolyMet Underlying Mineral Properties have been provided to Teck Parent;

(x) all mining fees, expenditures, and royalties payable for JVCo to maintain its leasehold interests in the PolyMet Underlying Mineral Properties have been timely and duly paid pursuant to their terms or Applicable Law;

(xi) the PolyMet Disclosure Letter identifies or incorporates each Contract involving a minimum annual liability or obligation on the part of JVCo of greater than $[Redacted - Commercially sensitive information] or a minimum aggregate liability or obligation on the part of JVCo of greater than $[Redacted - Commercially sensitive information] (including all amendments, modifications, extensions or renewals) to which JVCo is a party (collectively, the "PolyMet Material Contracts");

(xii) each PolyMet Material Contract is in full force and effect, and constitutes a bona fide, valid and binding obligation of JVCo, enforceable in accordance with its terms, (except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect, and subject to the availability of equitable remedies). JVCo has not received any written notice of termination or dispute under any PolyMet Material Contract and has not waived any rights against other parties under the PolyMet Material Contracts or agreed to any settlement or abatement of any future obligations any PolyMet Material Contract;

(xiii) a correct and complete copy of each PolyMet Material Contract has been provided or made available to JVCo and PolyMet Parent prior to the date of this Agreement;

(f) Material Authorizations

Except: (x) as set out or incorporated in the PolyMet Disclosure Letter; or (y) as would not have a PolyMet Material Adverse Effect, to the actual knowledge of JVCo and PolyMet Parent, there have been no actions or events which after notice or lapse of time or both would constitute a material violation of Applicable Law with respect to the NorthMet Project;

(g) Bonds and Security Arrangements

The PolyMet Disclosure Letter contains or incorporates a correct and complete list of all PolyMet Financial Assurance Instruments provided by JVCo to any Financial Assurance Beneficiary relating to the PolyMet Reclamation Obligations, and to the actual knowledge of JVCo and PolyMet Parent after due inquiry no additional PolyMet Financial Assurance Instruments are currently required under Applicable Law except as set out in the PolyMet Disclosure Letter;

(h) Material Assets

The PolyMet Underlying Assets as described in (or incorporated in) the PolyMet Disclosure Letter constitute all material assets related to the operation of the PolyMet Business as currently conducted except as would not have a PolyMet Material Adverse Effect. JVCo owns no material assets other than the NorthMet Project and the associated PolyMet Underlying Assets;

(i) No Broker

Except as set out in the PolyMet Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of PolyMet Parent or any Affiliate of PolyMet Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. Neither PolyMet Parent nor any of its Affiliates nor any of its respective officers, directors or employees, has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated under this Agreement or any other Transaction Documents;

(j) Anti-Corruption; Sanctions

(i) none of the PolyMet entities nor any of their respective directors, senior executives or officers, or to the knowledge of PolyMet Parent or JVCo, nor any person acting on their behalf, is a person that is, or is 50% or more owned or controlled by, a person (or persons) that is the subject of any economic or financial sanctions or trade embargoes administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, Switzerland, or any other applicable sanctions authority (collectively, "Sanctions") or based, organized or resident in a country or territory that is the subject of comprehensive (i.e., country-wide or territory-wide) Sanctions (including, as of the date of this Agreement, Crimea, the Donbas, Russia, Cuba, Iran, North Korea and Syria) (each a "Sanctioned Country") (together, a "Sanctioned  Person");

(ii) no Sanctioned Person has any beneficial or other property interest in this Agreement nor will have any participation in or derive any other financial economic benefit from this  Agreement;

(iii) PolyMet Parent and JVCo will not use, or make available, any assets received from Teck Parent or Teck US pursuant to this Agreement: (i) to fund or facilitate any activities or business of, with or related to any Sanctioned Country or Sanctioned Person; (ii) in any manner that would result in a violation of Sanctions; or (iii) for any activities or business that could result in the designation of Teck Parent or Teck US or any of their Affiliates as a Sanctioned Person (a "Sanctionable Activity");

(iv) the matters contemplated by this Agreement and any benefit derived thereof will not, directly or indirectly, be used to provide any payment, gift or any other improper benefit to any Public Officials or their agents or any other company or entity owned, directly or indirectly, by any Public Official or its agent;

(v) neither PolyMet  Parent  nor JVCo:

A. is a Public Official; or

B. has a Close Family Member, personal, business, or other relationship or association with a Governmental Authority who may have responsibility for or oversight of the PolyMet Business and the Mesaba Business, other than any relationships or associations that have been disclosed to Teck Parent and Teck  US;

(vi) PolyMet Parent and JVCo are in compliance with all Anti-Corruption Laws, Anti-Money Laundering Laws and Anti-Tax Evasion Laws to which Teck Parent, Teck US, any of their relevant Affiliates, PolyMet Parent, or JVCo are subject. In particular, PolyMet Parent and JVCo have not:

A. paid, promised to pay or proposed to pay any commission, remuneration, bribe or corrupt payment in connection with this Agreement or matters contemplated by this Agreement in violation of any Anti-Corruption Laws, or entered into an agreement pursuant to which such commission, remuneration, bribe or corrupt payment may be or will have to be paid; or

B. offered or promised to give an improper pecuniary or non-pecuniary advantage or unwarranted payment, directly or indirectly, to any Public Official in connection with this Agreement or matters contemplated by this Agreement;

C. this Agreement does not violate any Applicable Law, including legislation enacted by member states and signatories implementing the OECD Convention; and

D. each of PolyMet Parent and JVCo is acting as principal for its own account and not for the benefit of any other person (including, without limitation, whether as agent, trustee, or otherwise);

(k) Litigation

(i) except as set out in (or incorporated in) the PolyMet Disclosure Letter there is no Legal Claim pending or, to the actual knowledge of JVCo or PolyMet Parent, overtly threatened by any Person: (i) against JVCo reasonably likely, if determined adverse to JVCo to have a PolyMet Material Adverse Effect; (ii) related to: (x) JVCo's ownership of (or entitlement to) any of the PolyMet Underlying Assets; (y) PolyMet US's Percentage Interest in JVCo; or (z) reasonably likely, if determined adverse to JVCo, PolyMet US and/or PolyMet Parent, to have a PolyMet Material Adverse Effect; or (iii) reasonably likely, if determined adverse to JVCo and/or PolyMet Parent, to prohibit or materially adversely affect the transactions contemplated under this Agreement;

(ii) except as set out in (or incorporated in) the PolyMet Disclosure Letter there:

(x) is no Legal Claim initiated by or on behalf of any Native American or other aboriginal, community or indigenous group or to which any Native American or other aboriginal, community or indigenous group is legally a necessary party pending; or (y) to the actual knowledge of JVCo or PolyMet Parent overtly threatened by any Native American or other aboriginal, community or indigenous group with respect to the PolyMet Underlying Assets, reasonably likely, if determined adverse to JVCo and/or PolyMet Parent, to have a PolyMet Material Adverse Effect;

(l) Financial Statements; Absence of  Undisclosed  Liabilities

(i) The financial statements of PolyMet Parent for the years ended December 31, 2021 and 2020 (the "PolyMet Financial Statements") fairly present in all material respects the consolidated financial condition and the results of operations, changes in shareholder's equity, and cash flows of PolyMet Parent as at the respective dates and for the periods referred to in the PolyMet Financial Statements, all in accordance with IFRS. The PolyMet Financial Statements reflect the consistent application of such accounting principles throughout the periods involved and have been prepared  from the accounting records of PolyMet Parent and its relevant subsidiaries, including JVCo.

(ii) JVCo will not have any Liability, other than the Assumed Obligations, as of the Closing Date, except for Liabilities: (i) set out in (or incorporated in) the PolyMet Disclosure Letter; (ii) arising out of express obligations contained  in the Existing Permits, the PolyMet Material Contracts or any other Contracts entered into by JVCo or otherwise incurred, each in the Ordinary Course of Business consistent with past practice (none of  which  is  a  Liability for breach of contract, breach of warranty, tort, infringement, violation of Applicable Law, claim or lawsuit). JVCo will not have any Indebtedness for borrowed money as at the Closing Date.

(iii) JVCo maintains and complies with a system of  accounting  controls sufficient to provide reasonable assurances that (i)  its  business is operated  in accordance with management's general or specific authorization and,  in  all material respects,  with Applicable Laws, (ii) transactions are recorded    as necessary to permit preparation of financial  statements  in  conformity with IFRS, and (iii) access to properties and assets is permitted  in  accordance  with  management's  general  or  specific authorization.

(m) No  Material Change.

(i) On and after December 31, 2021, JVCo and the NorthMet Project have been operated and conducted in the Ordinary Course of  Business.

(n) Affiliate Transactions.

(i) Except as set out in (or incorporated in) the PolyMet Disclosure Letter, there are no existing or pending transactions, Contracts or Liabilities between or among (a) the JVCo on the one hand, and (b) PolyMet Parent or any Affiliate of PolyMet Parent, on the other hand.

(o) Labor and Employee Benefit Matters.

(i) With respect to each "defined benefit plan" maintained or required to be contributed to by JVCo, (i) all required contributions have been made to such plans as due, and (ii) there is no "accumulated funding deficiency," "unfunded benefit liability" or similar status or event with respect to any such plan.

(ii) A true, correct and complete list of the names, work locations, and full or part-time status, of all current JVCo employees is set forth in the PolyMet Disclosure Letter.

(iii) Except as set forth in the Disclosure Letter, the consummation of the transactions contemplated hereby will not (i) result in any severance, termination, or change in control payments becoming due from JVCo to any current employees of JVCo from such JVCo employment agreements or otherwise; (ii) increase any benefits otherwise payable from JVCo to current employees of JVCo from such JVCo employment agreements  or otherwise; or (iii) result in any acceleration of the time of payment or vesting of any such benefits payable by JVCo to any current employees of JVCo from such JVCo employment agreements.

(p) Taxes.

(i) Unless the context explicitly requires otherwise, the following representations and warranties are made with respect to, and references  to JVCo in the following representations and warranties shall be to, JVCo and to any successor entity to JVCo upon conversion of JVCo to a Delaware limited liability company pursuant to the PolyMet Reorganization:

A. JVCo has timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects and were prepared in compliance with all Applicable Laws. All Taxes owed by JVCo (whether or not shown or required to be shown on any Tax Return) have been timely paid in full. Except as set forth in the PolyMet Disclosure Letter, JVCo is not currently the beneficiary of any extension of time within which to file any Tax Return. Since January 1, 2017, no written claim has been made by a Governmental Authority in a jurisdiction where JVCo does not file Tax Returns that JVCo is subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of JVCo that arose in connection with any failure (or alleged failure) to pay any Tax.

B. JVCo has withheld all Taxes required to have been withheld and, to the extent due, has paid such Taxes to the proper Governmental Authority in connection with any amounts distributed, paid or owing to any employee, independent contractor, creditor, unit holder, stockholder, royalty holder or other third party, and all IRS Forms W-2 and 1099 or similar United States federal or state forms required with respect thereto have been properly completed and timely filed.

C. There is no Proceeding concerning any Tax liability (or potential Tax liability) of JVCo currently pending, or threatened in writing, by any Governmental Authority.

D. For taxable periods ending on or after December 31, 2016, (i) JVCo has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment  or deficiency, and (ii) except as disclosed in the PolyMet Disclosure Letter, JVCo has not applied for a ruling relating to Taxes from any Governmental Authority and has not entered into any closing agreement relating to Taxes with any Governmental Authority.

E. JVCo is not a party to or bound by any Tax allocation or sharing agreement other than Taxes of other Persons payable by JVCo pursuant  to  contracts  entered  into  in  the  Ordinary  Course    of Business (for example, personal property Taxes pursuant to an equipment lease).

F. Since December 31, 2016, JVCo: (A) has never been a member  of an affiliated group as defined in Code Section 1504 that has filed a consolidated return for U.S. federal income Tax purposes (or any consolidated, combined or unitary group under state, local or non-U.S. Tax Law), (B) is not a party to nor bound by any Tax allocation or sharing agreement (other than as described in the Transaction Documents), and (C) does not have any Liability for the Taxes of any Person under Reg. §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

G. JVCo has never been a party to any "reportable transaction" as defined in Code Section 6707A(c) (1).

H. JVCo is not required to include an item of income, or exclude an item of deduction, for any period (or portion thereof) after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing Date governed by Section 453 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax laws); (ii) a transaction occurring on or before the Closing Date reported as an open transaction for federal income Tax purposes (or any similar doctrine under state, local or non-U.S. laws); (iii) any prepaid amounts received on or prior to the Closing Date; (iv) a change in method of accounting requested or occurring on or prior to the Closing Date; (v) an agreement entered into with any taxing authority (including a "closing agreement" under Section 7121 of the Code) on or prior to the Closing Date; (vi) an election (including a protective election) pursuant to Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law); (vii) an intercompany transaction or excess loss account described in the Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) with respect to a transaction occurring on or prior to the Closing Date; or (viii) an election pursuant to Section 965 of the Code.

I. Since December 31, 2016, JVCo has not distributed stock of another Person, or had its capital stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 368.

J. JVCo has not filed any amended Tax Return or other claim for a refund as a result of, or in connection with, the carryback of any net operating loss or other attribute to a year prior to the taxable year including the Closing Date under Section 172 of the Code, as amended by Section 2303 of the CARES Act, or any corresponding or similar provision of state, local or non-U.S. law.

K. JVCo has (i) materially complied with all legal requirements in order to defer the amount of the employer's share of any "applicable employment taxes" under  Section 2302 of the CARES Act, (ii) to  the extent applicable, materially complied with all  legal  requirements and duly accounted for any  available  Tax  credits  under Sections 7001 through 7005 of the Families First Act, (iii) has not received or claimed any Tax credits under Section 2301 of the CARES Act, and (iv) has not claimed any Tax deductions in respect of the payment of expenses which relate to amounts received  pursuant to any Paycheck Protection Program    loan.

L. After the completion of the PolyMet Reorganization, JVCo will be classified for U.S. federal and all applicable state and local income Tax purposes as an entity disregarded as separate from its sole member pursuant to the section 301.7701-3 of the regulations of the United States Treasury Department. As a result of the transactions contemplated by this Agreement, JVCo shall become classified for U.S. federal and all applicable state and local Tax purposes  as  a partnership.

M. Each of PolyMet Parent and JVCo has consulted with its own Tax advisors to the extent either has deemed it advisable and has reviewed with their own Tax advisors the federal, state, local and foreign Tax consequences of the transactions contemplated by this Agreement. Each of PolyMet Parent and JVCo is relying solely on such of its own Tax advisors and not on any statements or representations of Teck US, Teck Parent, their respective counsel, or any of their respective agents with respect to such Tax consequences.

(q) "As-Is Where-Is" Transaction

For the avoidance of doubt, JVCo and PolyMet Parent acknowledge and agree that:

(i) JVCo and PolyMet Parent have conducted to their satisfaction an independent investigation of the Contributed Assets and the business, operations, assets, liabilities and financial condition of the Mesaba Business, and, in making the determination to proceed with the transactions contemplated by this Agreement, have relied solely on the results of their own independent investigations and the representations and warranties of Teck US and Teck Parent expressly set out in Schedule M;

(ii) except as expressly stated in the representations or warranties set out in Schedule M, neither Teck US nor Teck Parent nor any Affiliate or Representative of Teck US or Teck Parent nor any other Person is making, has made or will be deemed to have made, any representations or warranties of whatever nature, express or implied, with respect to the Contributed Assets or the Mesaba Business, including as to:

A. the quantity, grade, mineral resources and reserves, pit or mines designs, or exploration potential in respect of the Contributed Mineral Properties;

B. any local community interests which may affect the Contributed Assets, including the Contributed Mineral Properties and the Existing  Permits  applicable  to the  Mesaba Business;

C. the accuracy or completeness of the Disclosure Information, including the Confidential Information presentations as part of the Project River process or any other management presentation provided from Teck US or Teck Parent to JVCo or PolyMet Parent; or

D. future matters, including future or forecast costs, revenues or profits, estimates, projections, statements of intent, opinions, targets or other, budgets or other predictions or forward-looking information relating to Teck US, Teck Parent, the Mesaba Business or the Contributed Assets or otherwise in connection with the transactions contemplated by this Agreement;

(iii) Teck US and Teck Parent have not made any representations and warranties with respect to:

(iv) Teck US and Teck Parent, except as expressly provided in Schedule M; and

(v) corporate matters related to the Contributed Assets except as expressly provided in Section (e) of Schedule M;

(r) JVCo is acquiring the Contributed Assets on  an "as-is,  where-  is" basis and  the  sale of the Contributed Assets is made without legal  warrant and at the risk  of  JVCo and PolyMet  Parent  except as expressly provided in Schedule    M;

(i) other than the representations and  warranties  expressly  set  out  in  Schedule M, neither Teck US nor Teck Parent nor any of their Representatives have made or are making, and neither JVCo nor PolyMet Parent is relying on, any representations,  warranties,  statements  or  promises, express or implied, statutory or otherwise, concerning the Contributed Assets or Teck US's right, title and interest in or to the Contributed Assets, including with respect to merchantability, physical or financial condition, description, fitness for a particular  purpose, suitability  for development, title, ownership, legal status, validity, use or zoning, reversion, expropriatory acts or any changes to Applicable Law which affect any of the Contributed Assets, environmental condition, existence of any parts and/or components, latent defects, quality, quantity or any other thing affecting any of the Contributed Assets, or normal use thereof, or in respect  of any other matter or thing whatsoever, including any and all conditions, warranties or representations expressed or implied pursuant to any  Applicable Law in any jurisdiction (which JVCo and PolyMet Parent confirm do not apply to this Agreement and are hereby waived in their entirety by JVCo and PolyMet Parent);

(ii) JVCo and PolyMet Parent hereby unconditionally  and  irrevocably  waive any and all actual or potential rights or claims JVCo or PolyMet Parent  might have against Teck US or Teck Parent or any of their Affiliates or Representatives pursuant to any warranty, express or implied, legal or conventional, of  any kind or type relating to the Contributed Assets except  as expressly set out in Schedule K. Such waiver is absolute, unlimited, and includes waiver of express warranties, implied warranties, warranties of fitness for a particular use, warranties of merchantability, warranties of title  or ownership, warranties of occupancy, strict liability and claims of every kind and type, including claims regarding defects, whether or not discoverable or latent, and all other claims that may be later created or conceived in strict liability or as strict liability type claims and rights;  and

(iii) this Section (r) of Schedule K is deemed incorporated by reference in all Closing  documents  and deliveries.

Schedule L - REPRESENTATIONS AND WARRANTIES REGARDING THE POLYMET
REORGANIZATIONS

Each of JVCo and PolyMet Parent represents and warrants to Teck US and Teck Parent, and each of JVCo and PolyMet Parent acknowledges that each of Teck US and Teck Parent are relying upon the following representations and warranties in connection with the entering into of this Agreement:

(a) prior to the Closing, the PolyMet Reorganizations listed in Schedule J have been duly effected;

(b) immediately prior to the  Closing,

(i) PolyMet US will be the sole member of  JVCo;

(ii) PolyMet US will not have owned any material assets or conducted any material business operations other than as contemplated by the PolyMet Reorganization; and

(iii) JVCo will have no  subsidiaries;

(c) immediately upon the Closing, PolyMet US will hold 50% of the Ownership  Interests in JVCo, and Teck US will hold 50% of the Ownership Interests in JVCo;

(d) JVCo has the corporate power and authority to issue the Ownership Interests to Teck US free and clear of any Encumbrances;

(e) there are:

(i) except as expressly set out in this Agreement, no options, warrants, bonds, debentures, conversion privileges or similar rights, agreements or binding commitments in which JVCo will be obligated to issue, sell or deliver any Ownership Interests or securities or obligations of any kind convertible into or exchangeable for any Ownership Interests or other securities;

(ii) no outstanding securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of the Ownership Interests;

(iii) except for the LLC Agreement and the Investor Rights and Governance Agreement, no voting trusts, proxies, or other similar agreements to which JVCo is a party or by which JVCo is bound with respect to the voting of any Ownership Interests, it being acknowledged and agreed that: (x) the foregoing is qualified by the rights set out in the LLC Agreement in favour of the parties under that agreement; and further that (y) the LLC Agreement shall be effective on Closing; and

(iv) no contractual obligations or binding commitments to which JVCo is a party or by which JVCo is bound that restrict the transfer of, or require the registration for sale of, any Ownership Interests or other securities, it being acknowledged and agreed that the foregoing is qualified by: (x) the rights of the parties under the LLC Agreement and the rights of Glencore under the Investor Rights and Governance Agreement; and further that (y) the LLC Agreement shall be effective on Closing;

(f) there are no bonds, notes, debentures or other evidence of indebtedness of JVCo outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with holders of Ownership Interests on any matter;

(g) JVCo does not own or have any interest in any shares or other securities, or another ownership interest, in any other person or entity except that JVCo is the sole registered, legal and beneficial owner of the NorthMet Project. JVCo does not conduct and has not conducted any business other than the development and ownership of the NorthMet Project.

Schedule M - REPRESENTATIONS AND WARRANTIES OF TECK US AND TECK PARENT

Each of Teck US and Teck Parent represents and warrants to JVCo and PolyMet Parent, and each of Teck US and Teck Parent acknowledges that JVCo and PolyMet Parent are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Corporate Matters

(i) it is a company, validly existing under the laws of its respective jurisdiction  of incorporation or formation;

(ii) it is duly licensed or qualified to do business and is in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a Contributed Assets Material Adverse    Effect;

(b) No Material Breaches

Except as set out in the Teck Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated under this Agreement will not materially accelerate the performance required by, result in any material breach or violation of, or constitute a material default under or result in the creation of any material Encumbrance under or pursuant to the provisions of:

(i) any Applicable Laws to which it is subject except as would not have a Contributed Asset Material Adverse Effect;

(ii) any  of  its applicable organization  documents;

(iii) the resolutions of its shareholders, members,  or  directors  (or  any  committee thereof) of it; or

(iv) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which it is a party or by which it is bound (except as would not have a Contributed Asset Material Adverse Effect);

(c) Due  Authorization; Consents

This Agreement (and any Transaction Document) in respect of Teck US or Teck  Parent has:

(i) been duly authorized by all necessary corporate or limited liability company action, as applicable;

(ii) been duly executed and delivered and is valid and legally binding on it in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in proceedings in equity or at law); and

(iii) except: (x) as set out in the Teck Disclosure Letter, or (y) the consents, approvals and authorizations (including the Regulatory Approvals) which the Parties will cooperate in obtaining pursuant to Section 3.5 and Section

11.1 of this Agreement as set out on Schedule O and Schedule P, Teck US and Teck Parent have obtained all material consents, approvals or authorizations (including Governmental Authorizations) required by any Governmental Authority or other Person in connection with the execution and performance of its obligations under this Agreement except as would not have a Contributed Asset Material Adverse Effect;

(d) Insolvency Events

No Insolvency Event has occurred in relation to Teck US and/or Teck Parent and each of Teck US and Teck Parent is able to pay its debts as they become due and  payable;

(e) Contributed Assets

The Teck Disclosure Letter contains (or otherwise incorporates) a correct description of the Contributed Assets, and contains (or otherwise incorporates) a correct description of the assets which constitute all material assets with respect to the Mesaba Project. Except as set out in the Teck Disclosure Letter or would not have a Contributed Asset Material Adverse Effect:

(i) Teck US is duly authorized to own or otherwise hold and operate the Contributed Assets;

(ii) all of the Contributed Assets have been, as applicable, duly acquired, are validly recorded in accordance with Applicable Law, are in good standing, and are, validly owned or otherwise held and possessed by Teck US in accordance with Applicable  Law;

(iii) Teck US is the sole and exclusive owner of a 100% interest in the Contributed Assets (which assets are variously held by Teck US in fee or under leases, licenses, or similar agreements providing non-fee interests), free and clear of any material Encumbrances except for Contributed Assets Permitted Encumbrances and Teck US has the right to grant to other Parties the rights set out in this Agreement and, effective as of the Closing Date, the LLC Agreement;

(iv) no Person has any interest, or option to acquire an interest, in the Contributed Assets or any right or option to acquire a right to explore, prospect or mine for nonferrous minerals on the Contributed Mineral Properties;

(v) any applications for renewal any of the Contributed Mineral Properties  which are due to be renewed on or before  the Effective  Date have  been  duly and timely made by Teck  US;

(vi) subject to the rights and interests of the Persons that have granted Teck US its leasehold rights and interests in the Contributed Mineral Properties, there are no other Persons with mining rights with respect to nonferrous minerals superior to those of Teck US within the boundaries of the Contributed  Mineral Properties;

(vii) all work carried out in the Contributed Mineral Properties by or on behalf of Teck  US and,  to their knowledge, by any other  Person, has been carried  out in compliance in all material respects with all Applicable  Law;

(viii) subject to the rights and interests of  the  Persons  that  have  granted  Teck US its leasehold rights and interests in the Contributed Mineral Properties,  no Person has any royalty or other interest whatsoever in respect of the production or profits of the nonferrous minerals within the Contributed Mineral Properties;

(ix) correct and complete copies of all material Records and Data in the possession of Teck US or Teck Parent and any other material exploration information, including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) concerning the Contributed Mineral Properties have been provided to PolyMet Parent;

(x) all mining fees, expenditures, and royalties payable for Teck US to maintain its leasehold interests in the Contributed Mineral Properties have been timely and duly paid pursuant to their terms or Applicable Law

(xi) the Teck Disclosure Letter identifies each of the Contracts involving a minimum annual liability or obligation on the part of Teck US of greater than $[Redacted - Commercially sensitive information] or a minimum aggregate liability or obligation on the part of Teck US of greater than $[Redacted - Commercially sensitive information] (including all amendments, modifications, extensions or renewals) related to the Contributed Assets to which Teck US is a party (collectively, the "Contributed Material Contracts"):

(xii) each Contributed Material Contract is in full force and effect, and constitutes a bona fide, valid and binding obligation of Teck US, enforceable in accordance with its terms, (except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect, and subject to the availability of equitable remedies). Teck US has not received any written notice of termination or dispute under any Contributed Material Contract and have not waived any rights against other parties under the Contributed Material Contracts or agreed to any settlement or abatement of any future obligations any Contributed Material Contract;

(xiii) a correct and complete copy of each Contributed Material Contract has been provided or made available to JVCo and PolyMet Parent prior to the date of this Agreement;

(f) Material Authorizations

Except: (x) as set out or incorporated in the Teck Disclosure Letter; or (y) as would not have a Contributed Asset Material Adverse Effect, to the actual knowledge of Teck US and Teck Parent, there have been no actions or events which after notice or lapse of time or both would constitute a material violation of Applicable Law with respect to the Mesaba Project;

(g) Bonds and Security Arrangements

The Teck Disclosure Letter identifies all performance bonds, letters of credit and other security posted or otherwise provided by Teck US as security for its obligations to any Financial Assurance Beneficiary relating to the Mesaba Project for which bonds, letters of credit or other security are required to be posted or otherwise provided, and to the actual knowledge of Teck US and Teck Parent after due inquiry, no additional such security is currently required under Applicable Law except as set out in the Teck Disclosure Letter;

(h) Material Assets

The Contributed Assets as described in (or incorporated in) the Teck Disclosure Letter constitute all material assets related to the operation of the Mesaba Business as currently conducted except as would not have a Contributed Asset Material Adverse Effect;

(i) No Broker

Except as set out in the Teck Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Teck Parent or any Affiliate of Teck Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. Neither Teck Parent nor any of its Affiliates nor any of its respective officers, directors or employees, has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated under this Agreement or any other Transaction Documents;

(j) Anti-Corruption; Sanctions

(i) neither Teck Parent nor Teck US, nor any of their Affiliates, nor any of their respective directors, senior executives, or officers, or to the knowledge of Teck Parent or Teck US, nor any person acting on their behalf, is a Sanctioned Person;

(ii) no Sanctioned Person has any beneficial or other property interest in this Agreement nor will have any participation in or derive any other financial or economic benefit from this  Agreement;

(iii) Teck Parent and Teck US will not use, or make available, the PolyMet Underlying Assets: (i) to fund or facilitate any activities or business of, with or related to any Sanctioned Country or Sanctioned Person; (ii) in any manner that would result in a violation of Sanctions; or (iii) for any Sanctionable Activity;

(iv) the matters contemplated by this Agreement and any benefit derived thereof will not, directly or indirectly, be used to provide any payment, gift or any other improper benefit to any Public Officials or their agents or any other company or entity owned, directly or indirectly, by any Public Official or  its agent;

(v) none of Teck Parent, Teck US, any of their Affiliates, nor any of their respective  Representatives:

(vi) is a Public Official; or

(vii) has a Close Family Member, personal, business or other relationship or association with a Governmental Authority who may have responsibility for or oversight of the PolyMet Business and the Mesaba Business, other than any relationships or associations that have been disclosed to PolyMet Parent and JVCo;

(viii) Teck Parent and Teck US are in compliance with all Anti-Corruption Laws, Anti-Money Laundering Laws and Anti-Tax Evasion Laws to which Teck Parent, Teck US, any of their Affiliates, PolyMet Parent, or PolyMet US are subject. In particular, Teck Parent and Teck US have not:

A. paid, promised to pay or proposed to pay any commission, remuneration, bribe or corrupt payment in connection with this Agreement or matters contemplated by this Agreement in violation of any Anti-Corruption Laws, or entered into an agreement pursuant to which such commission, remuneration, bribe or corrupt payment may be or will have to be paid; or

B. offered or promised to give an improper pecuniary or non- pecuniary advantage or unwarranted payment, directly or indirectly, to any Public Official in connection with this Agreement or matters contemplated by this Agreement;

(ix) this Agreement does not violate any Applicable Law, including legislation enacted by member states and signatories implementing the OECD Convention; and

(x) each of Teck Parent and Teck US is acting as principal for its own account and not for the benefit of any other person (including, without limitation, whether as agent, trustee, or otherwise);

(k) Litigation

(i) except as set out in (or incorporated in) the Teck Disclosure Letter there is  no Legal Claim pending or, to the actual knowledge of Teck US or Teck Parent, overtly threatened by any Person: (i) against Teck US reasonably likely, if determined adverse to Teck US, to have a PolyMet Material  Adverse Effect; (ii) related to: (x) Teck US's ownership of (or entitlement to) any of the Contributed Assets; (y) Teck US's Percentage Interest  in JVCo;  or (z) reasonably likely, if determined adverse to Teck US and/or  Teck Parent, to have a Contributed Asset Material Adverse Effect; or (iii) reasonably likely, if determined adverse to Teck US  and/or Teck Parent,    to prohibit or materially adversely affect the transactions contemplated under this Agreement;

(ii) except as set out in (or incorporated in) the Teck Disclosure Letter there is no Legal Claim:

A. initiated by or on behalf of any Native American or other aboriginal, community or indigenous group or to which any Native American or other aboriginal, community or indigenous group is legally a necessary party pending; or

B. to the actual knowledge of Teck US or Teck Parent overtly threatened by any Native American or other aboriginal, community or indigenous group,

in either case with respect to the Contributed Assets, reasonably likely, if determined adverse to Teck US and/or Teck Parent, to have a Contributed Assets  Material  Adverse Effect;

(l) "As-Is Where-Is" Transaction

For the avoidance of doubt, Teck Parent and Teck US acknowledge and agree  that:

(i) Teck Parent and Teck US have conducted to their satisfaction an independent investigation of the PolyMet Underlying Assets and the business, operations, assets, liabilities and financial condition of the PolyMet Business, and, in making the determination to proceed with the transactions contemplated by this Agreement, have relied solely on the results of their own independent investigations and the representations and warranties of JVCo and PolyMet Parent expressly set out in Schedule K and Schedule L;

(ii) except as expressly stated in the representations or warranties set out in Schedule K, neither JVCo nor PolyMet Parent nor any Affiliate or Representative of JVCo or PolyMet Parent nor any other Person is making, has made or will be deemed to have made, any representations or warranties of whatever nature, express or implied, with respect to the PolyMet Underlying Assets or the PolyMet Business, including as to:

A. the quantity, grade, mineral resources and reserves, pit or mines designs, or exploration potential in respect of the PolyMet Underlying Mineral Properties;

B. any local community interests which may affect the PolyMet Underlying Assets, including the PolyMet Underlying Mineral Properties and the Existing Permits applicable to the PolyMet Business;

C. the accuracy or completeness of the Disclosure Information, including the Confidential Information presentations as part of the Project  River  process  or  any  other  management    presentation provided from JVCo or PolyMet Parent to Teck US or Teck Parent;  or

D. future matters, including future or forecast  costs,  revenues  or  profits, estimates, projections, statements  of  intent,  opinions,  targets or other, budgets or other predictions or forward-looking information relating to JVCo, PolyMet Parent, the PolyMet Business or the PolyMet Underlying Assets or otherwise in connection with  the  transactions  contemplated  by  this Agreement;

(iii) JVCo and PolyMet Parent have not made any representations and warranties with respect to:

A. JVCo and PolyMet Parent, except as expressly provided in Schedule K; and

B. corporate matters related to the PolyMet Underlying Assets except as expressly provided in Section (e) of Schedule K;

(iv) Teck US is acquiring its indirect interest in the PolyMet Underlying Assets, via its acquisition of its 50% Ownership Interest In JVCo, on an "as-is, where- is" basis and the acquisition of such direct interest in JVCo and indirect interest in the PolyMet Underlying Assets is made without legal warrant and at the risk of Teck US and Teck Parent except as expressly provided in Schedule K;

(v) other than the representations and  warranties  expressly  set  out  in  Schedule K, neither JVCo nor PolyMet Parent nor any of their Representatives have made or are making, and neither Teck US nor Teck Parent is relying on, any representations,  warranties,  statements  or  promises, express or implied, statutory or otherwise, concerning JVCo, the PolyMet Underlying Assets or JVCo's right, title and interest in or to the PolyMet Underlying Assets including with respect to merchantability, physical or financial condition, description, fitness for a particular purpose, suitability for development, title, ownership, legal status, validity, use or zoning, reversion, expropriatory acts or any changes to Applicable  Law which affect any of the PolyMet Underlying Assets,  environmental condition, existence of any  parts  and/or  components,  latent  defects, quality, quantity or any other thing affecting any of the PolyMet Underlying Assets, or normal use thereof, or in respect of any other matter or thing whatsoever, including any and all conditions, warranties or representations expressed or implied pursuant to any Applicable Law in any jurisdiction (which Teck US and Teck Parent confirm do not apply to this Agreement  and are hereby waived in their entirety by Teck US and Teck Parent);

(vi) Teck US and Teck Parent hereby unconditionally  and  irrevocably waive  any and all actual or potential rights or claims Teck US and Teck Parent might have against JVCo or PolyMet Parent or any of their Affiliates or Representatives pursuant to any warranty, express or implied, legal or conventional, of any kind or type relating to: (x) Teck US's 50% Ownership Interest in JVCo; or (y) the PolyMet Underlying Assets, except as  expressly set out in Schedule K. Such waiver is absolute, unlimited, and includes waiver of express warranties, implied warranties, warranties of fitness for a particular use, warranties of merchantability, warranties of title or  ownership, warranties of occupancy, strict liability and claims of every kind and type, including claims regarding defects, whether or not discoverable    or latent, and all other claims that may be later created or conceived in strict liability or as strict liability type claims and rights; and

(vii) this Section (l) of Schedule M is deemed incorporated by reference in all Closing  documents  and deliveries.

Schedule N - CONTRIBUTED ASSETS

The particulars of the Contributed Assets, including the Contributed Mineral Properties, the Contributed Personal Property, the Contributed Personal Property Lease and the Contributed Real Properties, are set out in the following Schedules of the Teck Disclosure Letter:

(a) Schedule A - Contributed Personal Property  (i);

(b) Schedule A - Contributed Personal Property Leases related to Mesaba Business or Contributed Assets;

(c) Schedule A - Existing  Permits;

(d) Schedule M(e) - Contributed Assets; and

(e) Schedule  N  -  Contributed Assets.

Schedule O - REGULATORY APPROVALS

(a) If any Governmental Authority of the State of Minnesota requires under Applicable Law (a "Minor Permit Amendment or Assignment") with respect to any Existing Permit relating to the PolyMet Business or the Mesaba Business, delivery of  evidence of such approval by such Governmental Authority, in a form reasonably satisfactory to each of JVCo, Teck US, and PolyMet Parent, regarding such Minor Permit Amendment or Assignment shall be included in the Regulatory Approvals.  For purposes of this Schedule O, Minor Permit  Amendment  or  Assignment  includes with respect to any Existing Permit an amendment, assignment, or similar regulatory action by a Governmental Authority of the  State  of  Minnesota concerning such Existing Permit that can be completed through internal administrative actions by the relevant Governmental Authority and does not require any public notice and comment process or proceeding, public hearing, or public comment under Applicable Law; environmental review under the Minnesota Environmental Policy Act; a contested case hearing under Applicable Law; or any similar  regulatory action involving Persons other than one or more of the Parties    of their Affiliates, or any Governmental Authority other than such Governmental Authority requiring such approval. For the avoidance of doubt, if any amendment, assignment or similar regulatory action required by any Governmental Authority  may cause with respect to any Existing Permit a major amendment, modification, cancellation, or revocation of said Existing Permit; or any public process (including commencement of any public notice and comment proceedings, a contested case hearing, environmental review under the Minnesota Environmental Policy Act, or any requirements with respect to issuance of a new Governmental Authorization)  with respect  to the subject  Existing  Permit, then the  same shall  not  be  considered a Minor Permit  Amendment  or Assignment for purposes of this Schedule O and  any such requirements imposed by any Governmental  Authority  shall  not  constitute a Regulatory Approval  for  purposes of  this  Schedule O.

(b) The following regulatory approvals are necessary to be obtained for the transactions contemplated by this Agreement:

(i) in relation to the merger control requirements, the necessary approvals or clearance decisions to allow closing of the transaction having been granted by the antitrust authorities in Brazil, China, Germany, Poland, South Korea and the United States, on terms reasonably satisfactory to the parties, or such authorities having declined jurisdiction over the transaction; and

(ii) to the extent a filing is requested by the Committee on Foreign Investment in the United States (and each member agency thereof acting in such capacity) ("CFIUS"), or either Party determines, after consulting with the other Party, and considering the other Party's views in good faith, that CFIUS approval is necessary or desirable following preliminary consultations with CFIUS regarding the transaction, the approval or clearance decision necessary to allow closing of the transaction being granted by CFIUS, on terms reasonable satisfactory to the  Parties, together, the "Regulatory Approvals".

Schedule P - CONSENTS

Teck US

Agreement/Permit	Required Consent(s)

State of Minnesota Mining Lease MM-9831- N, dated June 7th, 2001	Minnesota DNR

State of Minnesota Mining Lease MM-9855, dated September 6th, 2002	Minnesota DNR

Longyear Mesaba Company Mining Lease, dated October 1st, 1998	Longyear Mesaba Company

DuNord Mining Lease, dated December 24th, 2012	DuNord

St. Louis County, Minnesota Miscellaneous Surface Lease No. L34180009	St. Louis County, Minnesota DNR

St. Louis County, Minnesota Miscellaneous Surface Lease No. L34180010	St. Louis County, Minnesota DNR

State of Minnesota Miscellaneous Surface Lease No. LMIS010431	Minnesota DNR

State of Minnesota Miscellaneous Surface Lease No. LMIS010433	Minnesota DNR

JVCo

None, except as provided in Schedule K (c)(iii) of the PolyMet Disclosure Letter.

Schedule Q - LLC AGREEMENT

[SEE ATTACHED]

AMENDED  AND  RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

NEWRANGE COPPER NICKEL LLC

a Delaware Limited Liability Company

AMONG

[POLYMET US]

AND

TECK AMERICAN INCORPORATED

AND

NEWRANGE COPPER NICKEL LLC

Dated as of:

●, 2022

- i -

- ii -

- iii -

EXHIBIT A OWNERSHIP INTERESTS	A-1

EXHIBIT B MINERAL PROPERTIES	B-2

- iv -

- v -

AMENDED  AND  RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
NEWRANGE COPPER NICKEL LLC

A Delaware Limited Liability  Company

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT ("Agreement") is made as of ●, 2022 (the "Effective Date")

AMONG

[POLYMET US], a ● corporation with an address at ●

("PolyMet US Newco");

AND

TECK AMERICAN INCORPORATED, a Washington corporation with an address at #300-501 N. Riverpoint Blvd, Spokane, WA 99202

("Teck");

AND

NEWRANGE COPPER NICKEL LLC, a Delaware limited liability company with an  address  at ●

(the "Company").

WHEREAS:

A. The Company was initially formed as a Minnesota corporation on February 16, 1989  by the filing of Articles of Incorporation with the Secretary of State of the State of Minnesota.

B. Pursuant to [ ], on [ ], 2022, the Company's sole shareholder, Polymet Mining Corporation, transferred all equity of the Company to its wholly-owned subsidiary, PolyMet US Newco, in connection with a reorganization and PolyMet US Newco became the sole shareholder of the Company (the "Equity  Transfer").

C. Following the Equity Transfer and pursuant to a conversion transaction involving the Company, on [ ], 2022, the Company converted into a Delaware limited liability company under the Act with PolyMet US Newco as the sole Member thereunder and entered into that certain Limited Liability Company Agreement, dated [               ], 2022 (the "Original Agreement").

D. The Company and Teck control separate exploration and development mineral projects in Duluth Complex in northeastern Minnesota, USA. The Company is the owner of a 100% interest in the NorthMet Project (as described in Exhibit B) and prior to the closing of the Combination Agreement, Teck was the 100% owner of the Mesaba Project (as described in Exhibit B).

E. PolyMet US Newco and Teck have determined that their respective economic interests will both be advanced if the NorthMet Project and the Mesaba Project (collectively, the "Two Projects") are combined and managed jointly, with the NorthMet Project potentially being constructed with its 32,000 tons per day design and development of the Mesaba  Project  being  progressed,  as  such  combination offers opportunities to realize economic synergies, to improve environmental management  and to  better  address concerns  of  impacted local  communities.

F. On [ ], 2022 (the "Combination Agreement Closing Date"), PolyMet US Newco and Teck entered into the Combination Agreement, pursuant to which Teck contributed all assets and liabilities related to the Mesaba Project to the Company in exchange for a 50% Ownership Interest in the Company.

G. PolyMet US Newco and Teck have, pursuant to the Combination Agreement, arranged for the Company to have direct ownership of 100% of the underlying assets of the Two Projects.

H. The Members wish to amend and restate the Original Agreement and enter into this Agreement on the terms and conditions set forth herein, (i) to provide for the admission of Teck as a Member, with PolyMet US Newco and Teck each owning a 50% Ownership Interest in the Company, and (ii) to provide for the rights, duties and obligations of the Members of the Company.

I. PolyMet US Newco and Teck intend that the Company shall serve as the joint venture company through which they shall own and control the Two Projects and perform Exploration and Development of the Mineral Properties (as defined below) and, if feasible, Mining thereof and achieving the objectives set out above.

J. PolyMet US Newco and Teck agree that the General Manager, together with the Management Team (each as defined below), shall manage the Operations of the Company and both of the Two Projects in accordance with this Agreement and subject to the overall supervision, direction and authority of the Board of Managers.

NOW, THEREFORE, in consideration of the covenants and conditions contained herein, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

ARTICLE  1
DEFINITIONS  AND INTERPRETATION

1.1 Definitions

For the purposes of this Agreement, unless the context otherwise requires, all capitalized terms referred to in this Agreement shall have the meanings given thereto in Exhibit C.

1.2 Rules of Interpretation

The following rules of interpretation shall apply in this Agreement unless something in the subject matter or context  is inconsistent  therewith:

(a) the singular includes the plural and vice-versa;

(b) where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(c) the headings in this Agreement form no part of this Agreement and are deemed    to have been  inserted for convenience only and  shall not  affect the construction  or interpretation of any of its  provisions;

(d) all references in this Agreement shall be read with such changes in number and gender that the context may require;

(e) references to "Articles," "Sections" and "Recitals" refer to articles, sections and recitals of this Agreement;

(f) the use of the words "including" or "includes" followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it;

(g) the rule of construction that, in the event of ambiguity, the contract shall be interpreted against the Party responsible for the drafting or preparation of the Agreement, shall not apply;

(h) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision;

(i) any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto  and in force, from time to time, and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(j) unless something in the subject matter or context is inconsistent therewith or unless otherwise provided, any reference to a specific agreement, contract or document in this Agreement is to that agreement, contract or document in its current form or as it may from time to time be amended, supplemented, varied, novated, extended, altered, replaced or  changed;

(k) all calculations and computations made pursuant to this Agreement shall be carried out in accordance with Applicable Accounting Standards consistently applied to the extent that such principles are not inconsistent with the provisions of this Agreement;

(l) in the case of any matters that are herein expressly left to a Person's discretion (whether sole, absolute or otherwise), such Person may take into account any considerations that such Person may deem appropriate, including the personal interests of such Person, without regard to any duty (fiduciary or otherwise) that such Person may have to the Company or any Member and shall not be considered to have violated any duty (fiduciary or otherwise) by doing so;

(m) where any statement or disclosure is qualified by the expression "to the knowledge of" or any similar expression, the Party in respect of whom the expression is made shall be deemed to have knowledge of anything of which the Senior Executive Officer of the Party has knowledge, having made due enquiries as a prudent business person in comparable circumstances would make and that are reasonably necessary to enable such Person to make the relevant statement  or disclosure; and

(n) the words "written" or "in writing" include printing or any electronic means of communication capable of being visibly reproduced at the point of reception including fax or email.

1.3 Incorporation of Parties and Recitals

All the foregoing descriptions of the Parties hereto and the terms and provisions of  the Recitals  are hereby incorporated in this Agreement by this reference thereto as if fully set forth herein.

1.4 Currency and Inflation

(a) All references to moneys hereunder are references to U.S. dollars and all obligations  hereunder  shall  be  denominated in  U.S. dollars.

(b) Any dollar amount referred to in this Agreement (other than the initial Capital Account balances described in Section 3.1) shall be automatically adjusted for inflation annually beginning on January 1, 2023 at the Inflation    Factor.

1.5 Collective Treatment of Affiliates

The Parties acknowledge that from time to time Ownership Interests may be issued to or held by Affiliates of a Member and Member Loans may be granted or held by Affiliates of a Member. Notwithstanding anything to the contrary set out herein, all Affiliates of a Member that hold Ownership Interests or Member Loans from time to time shall be treated collectively as a single Member for the purposes of this Agreement (including in respect of voting rights and rights to appoint members of the Board of Managers). Further, the Parties agree as follows:

(a) each such Affiliate, upon acquiring any Ownership Interests or granting or holding a Member Loan, shall irrevocably authorize and instruct the relevant Member (and confirm the same in writing to the other Parties upon request) to be the sole agent and representative of such Affiliate in relation to the execution of all documentation, the doing of all things and the taking of all steps required in this Agreement, including:

(i) the receipt or delivery of all notices and payments;

(ii) the grant of releases, receipts and  waivers;

(iii) the compromise of rights and enforcement of obligations by such Affiliate; and

(iv) the variation or amendment of this Agreement;

(b) the other Member may, in its sole election, deal solely and directly with the  relevant Member in connection with all matters under this Agreement as if it were dealing with all of such Member's Affiliates who hold Ownership Interests  or Member Loans hereunder and any act or omission by any such Person on behalf of any of the others under this Agreement is deemed to be an act or omission of each of them;

(c) the obligations and liabilities of each Member and any of its Affiliates that hold Ownership Interests or Member Loans under this Agreement are joint and    several obligations and liabilities of each of them and any action or omission by any of them in breach of this Agreement will be deemed to be a breach by all of them for which each of them will be jointly and severally liable;  and

(d) each Member shall take all necessary steps to complete and execute all necessary documentation in accordance with Applicable Law to comply with the provisions of this Section 1.5.

1.6 Computation of Time

In this Agreement, unless something in the subject matter or context is inconsistent therewith, a "day" shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and in the event that any date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.7 Exhibits

The following Exhibits are attached to and incorporated in this Agreement by this reference.

Exhibit A	-	Ownership Interests

Exhibit B	-	Mineral Properties

Exhibit C	-	Defined Terms

Exhibit D	-	Tax Matters

Exhibit E	-	Form of Royalty

Exhibit F	-	Sample Dilution Calculations

Exhibit G	-	NPV and Dilution for MPE Sole Fund

Exhibit H	-	Events of Force Majeure

Exhibit I	-	Form of Indemnification

Exhibit J	-	Committed Work Program and Budget

Exhibit K	-	Compliance Matters

1.8 Coordination with Exhibits

If any provision of an Exhibit, other than Exhibit D, conflicts with any provision in the body of this Agreement, the provision in the body of this Agreement shall control. Any conflict between the terms and provisions of Exhibit D and the terms and provisions of this Agreement shall be    resolved in favor of the wording and interpretation of such terms and provisions provided in    Exhibit D.

ARTICLE 2

ORIGINAL AGREEMENT, NAME, PURPOSES AND TERM

2.1 Amendment and Restatement of the Original Agreement

The Members hereby agree that this Agreement amends and restates the Original Agreement and it is the express intention of the Members that this Agreement shall be the sole governing document for the Company and, except to the extent a provision of this Agreement is expressly prohibited or ineffective under a nonwaivable provision of Applicable Law, this Agreement shall govern even when inconsistent with, or different than, the provisions of Applicable Law. To the extent any provision of this Agreement is prohibited or ineffective under a nonwaivable provision of Applicable Law, this Agreement shall be considered amended to the least degree possible in order to make this Agreement effective under Applicable Law. If the Applicable Laws are subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members and the Management Team shall be entitled to rely on the provisions of this Agreement, and the Members and the members of the Management Team shall not be liable to the Company or to each other for any action or refusal to act taken in good faith reliance on the terms of this Agreement.

2.2 Formation

The Company has been duly formed pursuant to the Act and the provisions of the Original Agreement as a Delaware limited liability company by the filing of its Certificate of Formation in the office of the Secretary of State of Delaware effective as of ●, 2022, such filing by an "authorized person" of the Company within the meaning of the Act being hereby ratified and approved in all respects. Upon the execution of this Agreement, Teck and PolyMet US Newco each continue as members of the Company and continue the Company without dissolution.

2.3 Name

The name of the Company is "NewRange Copper Nickel LLC". The Board of Managers may change the name of the Company at any time and from time to time, and the Business of the Company may be conducted under its name and/or any other name or names deemed advisable by the Board of Managers. The Management Team shall accomplish any filings or registrations required by jurisdictions in which the Company conducts its Business or to reflect any other name or names determined by the  Members.

2.4 Existence

The Company shall have perpetual existence and shall continue until dissolved in accordance with this Agreement.

2.5 Registered Agent and Office

The registered agent for the service of process and the registered office shall be that Person  and location reflected in the Certificate of Formation as filed in the office of the Secretary of State of Delaware. The Management Team may, from time to time, change the registered agent or office. In the event the registered agent ceases to act as such for any reason or the    registered office shall change, the Management Team shall promptly designate a replacement registered agent or file a notice of change of address as the case may be. If the Management Team fails to designate a replacement registered agent or change of address of the registered office within 30 days, the Board of Managers may designate a replacement registered agent or file a notice of change of address. Upon any change of registered agent or office, a filing shall be made, with appropriate payment of fees, in accordance with the Act.

2.6 Principal Office

The principal business office of the Company shall be located at such location as may hereafter be determined by the Board of Managers from time to time.

2.7 Purpose; Powers

The Company is formed for the following purposes and for no others:

(a) to own or otherwise acquire or possess the Properties and other Mineral Rights and other forms of tenure or other rights and interests within the Area of Interest;

(b) to own or otherwise acquire or possess surface and subsurface rights and interests, and/or other ancillary rights and interests, including rights and interests with respect to water, access, and  use;

(c) to evaluate opportunities for, and conduct Exploration on, the Properties (or any part thereof);

(d) [Redacted -  Commercially sensitive information]

(e) to acquire Properties within the Area of Interest and, subject to Section 12.3, outside the Area of Interest;

(f) to evaluate opportunities for, and, if technically, economically and commercially feasible, to engage in Development and Mining of the Properties (or any part thereof);

(g) to engage in Operations on the Properties (or any part thereof);

(h) subject to Article 11, to perform obligations under the Principal Offtake Agreements and under each Glencore Offtake Agreement;

(i) if so determined hereunder, to engage in Project Financing of a project or projects  on  the Properties;

(j) to dispose of Properties or any portion thereof;

(k) to complete and satisfy all Environmental Compliance obligations and Continuing Obligations  affecting  the  Properties; and

(l) to perform any other activity necessary, appropriate, or incidental to any of the foregoing,

and shall serve as the exclusive means by which each of the Members accomplishes such purposes.

The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other Applicable Law or by this Agreement, together with any powers incidental thereto, insofar as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the foregoing objectives and purposes of the Company.

ARTICLE 3
PERCENTAGE INTERESTS

3.1 Initial Percentage Interests and Capital Accounts

Notwithstanding any entries made in the accounting, financial or corporate records of the Company or any other documents or agreements entered into at or prior to the Effective Date, the initial Capital Accounts and the resulting respective Percentage Interests of the Members shall, for the purposes of this Agreement, be deemed to be as follows on the Effective Date:

Member		Capital Account	Initial Percentage Interests

PolyMet US Newco	-	$[Redacted - Commercially sensitive information]	50%

Teck	-	$[Redacted - Commercially sensitive information]	50%

Exhibit A sets forth the name of each Member, along with certain specified characteristics of the Ownership Interest of such Member.

3.2 Changes in Percentage Interests

Following the Effective Date, a Member's Percentage Interests shall be eliminated or changed as follows:

(a) upon deemed resignation or elected resignation of a Member as provided in Section 3.4 and Article 18;

(b) pursuant to Section 7.6(h) or pursuant to Section 7.8;

(c) upon the admission of a new Member (including a Finance Member) pursuant to Section 3.3;

	(d)	in the case of a Payment Default by a Member, followed by an election by the other Members to invoke any of the available remedies in Sections 15.3(a)(i), 15.3(a)(iii) and 15.3(c), as the case may be;

	(e)	upon Transfer by a Member of all of its Ownership Interest in accordance with Article 14; or

	(f)	upon the acquisition by a Member of less than all of the Ownership Interest of another Member, however arising.

3.3		Admission of New Members

	(a)	Except in the event of a Transfer of Ownership Interest permitted pursuant to Article 14, a new Member may be admitted and Ownership Interests, or any options, warrants, or rights convertible into, exchangeable for, or carrying the right to subscribe for, Ownership Interests may only be issued by the Company on the approval thereof by the Board of Managers by way of a Unanimous Decision in accordance with Section 5.17(a) and upon the terms and conditions set forth in such approval. The admission of a new Member shall be conditional upon such new Member executing a counterpart to this Agreement.

	(b)	The Members acknowledge and agree that the Project Financing may include the admission of a new Member (the "Financing Member"). A Financing Member shall, if admitted upon the approval thereof by the Board of Managers by way of a Unanimous Decision in accordance with Section 5.17(a), be admitted on the basis of acquiring an Ownership Interest of up to 20% (accordingly reducing the Ownership Interest of PolyMet US Newco and Teck by a commensurate pro rata amount). It is anticipated by the Members that other than the right to acquire its pro rata share of Product on the basis of its Percentage Interest pursuant to a Principal Offtake Agreement (and further subject to Section 11.1 in respect thereof), the Financing Member would not have the same rights as those granted to the other Members under this Agreement but would instead have rights commensurate with a passive finance partner and would be required to fund its pro rata share of Cash Calls (subject to its election to fund adopted Programs and Budgets, and any adjustments of the Members' Percentage Interests arising from any such election as set out in this Agreement), Minimum Costs and Permitted Overruns from time to time in accordance with this Agreement. The Members acknowledge and agree that as part of the process to admit a Financing Member, certain terms of this Agreement may need to be amended to provide for the addition of such Financing Member.

3.4		Elimination of Minority Interest

	(a)	Upon the Percentage Interest of a Member (the "Withdrawing Member") becoming less than 10%, the other Members (the "Remaining Members") shall have the right at any time thereafter to elect to require that the Withdrawing Member relinquish its entire Ownership Interest free and clear of any Encumbrances arising by, through or under the Withdrawing Member, except the Permitted Encumbrances and any other Encumbrances to which the Members have agreed in writing. Upon the exercise of such election by the Remaining Members, the provisions of Article 18 shall apply and all the remaining

Ownership Interest of the Withdrawing Member shall be deemed to have transferred automatically to the Company, provided that the Company and the Members may, acting reasonably, agree to structure steps discussed in the foregoing in an alternate manner to ensure tax efficiency. Concurrent with the completion of such transfer of the Ownership Interest to the Company, the Company shall enter into a royalty agreement with the Withdrawing Member in substantially the form of Exhibit E, granting to the Withdrawing Member the Royalty on the Properties effective as of the effective date of relinquishment of the Withdrawing Member's Ownership Interest. Upon receipt of such royalty agreement in respect of the Royalty signed by the Company, the Withdrawing Member shall thereafter have no further rights, title, interest or claim in or to the Company or the Assets or otherwise under this Agreement.

(b) In the event that prior to the Remaining Members that are entitled to make an election under this Section 3.4 making such election, the Percentage Interest of the Withdrawing Member rises to 10% or more, no election may be made under this Section 3.4 unless the Percentage Interest of a Member subsequently becomes less than  10%.

(c) For purposes of this Section 3.4, the determination of whether a Member's Percentage Interest has been reduced to less than 10% shall be made on the  basis of the provisionally recalculated Percentage Interest provided for under Section 7.6(h) and the Transfer, withdrawal and entitlements provided for in this Section 3.4 shall be effective as of the Dilution Date in each case. However, with respect to the determination of a Member's Percentage Interest pursuant to this Section 3.4(c), if the final adjustment provided for under Section 7.8 thereafter results in a recalculated Percentage Interest of 10% or more: (i) the Withdrawing Member's recalculated Percentage Interest shall, effective as of the last day of the Program Period, be deemed to have automatically revested, (ii) such Member shall otherwise be reinstated as a Member, with all of the rights and obligations pertaining thereto; (iii) the Royalty (if any) vested under the terms of Section 3.4(a) shall terminate; and (iv) the Board of Managers shall make such adjustments to the Capital Account, reimbursements, reallocations of production, contributions and other adjustments as are necessary so that, to the extent possible, each Member shall be placed in a position it would have been in had the adjusted and recalculated Percentage Interests been in effect throughout the Program Period. The Members shall complete the transactions described in this Section 3.4(c) in an efficient manner, including by way of rescission if permitted by Applicable Law.

3.5 Documentation of Adjustments to Percentage Interests

Each Member's Percentage Interest shall be shown in the books and records of the Company, and any adjustments thereto, including any reduction, readjustment, and restoration of Percentage Interests hereunder, shall be made by the Management Team monthly as of the last day of each calendar month or more frequently if so required by Applicable Law.

ARTICLE  4
RELATIONSHIP BETWEEN THE MEMBERS

4.1 Limitation on Authority of Members

Except as provided in Section 4.2 and Exhibit D, nothing contained in this Agreement shall be deemed to constitute any Member as the partner of the other. Nothing contained in this Agreement shall, except as otherwise herein expressly provided, constitute any Member as the agent or legal representative of the other or of the Company, or to create any fiduciary relationship between them or between either or both of them and the Company. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for or bind the Company solely by virtue of being a Member or to assume any obligation or responsibility on behalf of any other Member. This Section 4.1 supersedes any authority granted to the Members pursuant to the Act. Any Member that takes any action or binds the Company in violation of this Section 4.1 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company and the other Member harmless with respect to such loss or  expense.

4.2 Federal Tax Treatment as Partnership

The Company shall be treated as a partnership for U.S. federal income tax purposes, and no Member shall take any action to alter such treatment unless expressly authorized  herein.

4.3 State Income Tax Treatment to Follow Federal

To the extent permissible under Applicable Law, the Company shall be treated for U.S. state income tax purposes in the same manner as it is for U.S. federal income tax purposes, and no Member shall take any action to alter such treatment unless expressly authorized  herein.

4.4 Tax Matters

Any tax returns or other required tax forms shall be filed in accordance with Exhibit D.

4.5 Other Business Opportunities

Except as expressly provided to the contrary in this Agreement, each Member and its Affiliates  shall have the right to engage in and receive full benefits from any independent business    activities or operations outside of the Properties and the Area of Interest, whether or not  competitive with the operations of the Company or another Member or any of its Affiliates,  without consulting with, or any obligation to, the other Members or any of their Affiliates or the Company. Except as expressly provided to the contrary in this Agreement, the doctrines of "corporate opportunity" or "business opportunity" shall not be applied to the Business nor to any other activity, venture or operation of any Member and its Affiliates, and no Member shall have  any obligation to any Member or the Company with respect to any opportunity to acquire any property  outside the  Properties  and the  Area of Interest  at  any time (but  subject  to Section 12.3), or within the Area of Interest after the dissolution of the Company. Unless otherwise    agreed in writing, no Member nor its Affiliates shall have any obligation to prepare, mill, beneficiate or otherwise treat any Products in any facility owned by, controlled by or subject to    any contractual interests of the other Member, or to permit the Company access to any  infrastructure owned or controlled by it outside of the Area of Interest or to supply power, water    or  any  other  substance  to  the Company.  This Section  4.5 is  intended to modify, in accordance with Section 18-1101 of the Act, the duties that may be owed by the Members or the Management Team.

4.6 No Independent Operations on Properties

Each Member agrees that, while this Agreement is in effect, it shall not engage in any prospecting, Exploration or evaluation of Development opportunities or any other business or undertaking on the Properties or within the Area of Interest, except as provided in this Agreement.

4.7 Waiver of Rights to Partition or Other Division of Assets

The Members hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of the Assets, including any such rights provided by Applicable  Law.

4.8 Bankruptcy of a Member

A Member shall cease to have any rights as a Member or any voting rights or rights of approval hereunder as further described in Section 15.4 upon the occurrence of a Bankruptcy Event with respect to such Member, and the Ownership Interest of such Member shall, subject to the remedy described Section 15.3(c) in respect of a Member Bankruptcy Event, become the interest of an assignee under the Act and any successor upon the occurrence of any such event shall have no rights, powers or privileges as a Member and shall not become a substitute Member unless the requirements of Article 14 are satisfied.

4.9 Implied Covenants

There are no implied covenants contained in this Agreement other than those of good faith and      fair dealing. No Member shall have any fiduciary or other duties to the Company or to any    Member  except  as  expressly  provided  by  this  Agreement,  and  the  Members'  duties  and liabilities otherwise existing at law or in equity are, to the maximum extent permissible under Applicable Laws, restricted and limited to those duties and liabilities expressly set forth in this Agreement. Notwithstanding any contrary provision of this Agreement, in carrying out any duties hereunder, neither the Management Team nor any  Member shall be liable to the Company nor      to any Member for breach of any duty for any such Member's or the Management Team, as the  case may be, good faith reliance on the provisions of this Agreement, the records of the      Company, or such information, opinions, reports or statements presented by any other Member, officer or employee of the Company, the Board of Managers or any Other Committee, or by any other Person as to matters such Member or the Management Team, as the case may be,      reasonably believes are within such other Person's professional or expert competence. The  preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 18-406 of the Act. This Section 4.9 is intended to modify, in accordance with Section 18-1101 of the Act, the duties that may be owed by the Members or the Management  Team.

4.10 No Certificate

The Company shall not issue certificates representing Ownership Interests in the Company.

4.11 Limitation of Liability

The Members shall not be required to make any contribution to the capital of the Company except as otherwise provided in this Agreement. The Members in their capacity as Members shall not be bound by, or liable for, any debt, liability or obligation of the Company whether arising in contract, tort, or otherwise, except as expressly provided by this Agreement or by Applicable Law. The Members shall be under no obligation to restore a deficit Capital Account or Tax Allocation Account upon the dissolution of the Company or the liquidation of any Ownership Interests. Any obligation herein to contribute capital to the Company may be compromised by the Members in a written instrument, including by payments by an obligated Member directly to any other Member. The foregoing shall not limit any obligation of a Member to indemnify any other Member or the Company as expressly provided by this Agreement.

4.12 Liabilities Several

The rights, duties, obligations, and liabilities of the Members under this Agreement shall be several and not joint or collective. Save as expressly provided in this Agreement, each Member shall be responsible only for its obligations as set out in this Agreement. For the sake of further clarity, except as expressly provided in this Agreement, no Member has any obligation or liability with respect to the obligations of any other Member.

4.13 Indemnities

Subject to and in accordance with the requirements of Section 6.5 applied mutatis mutandis, the Company shall indemnify, defend and hold harmless any Member, Appointee or the Management Team or other Person from and against any and all claims and demands whatsoever arising from or related to the Business, the Company or a Member's membership in the Company.

4.14 Member Information

In performing their respective obligations under this Agreement, no Member shall be obligated to disclose any of its Member Information. Should a Member agree to disclose any of its Member Information, it may do so subject to such conditions as it may require.

4.15 No Third Party Beneficiary Rights

(a) This Agreement is for the benefit of the Parties and their respective successors and permitted assigns only, and shall not be construed to create beneficiary  rights in any other Person (other than in respect of an Indemnified Person). Notwithstanding anything in this Agreement to the contrary, no Person other than a Member, the Management Team or an Indemnified Party shall have the right to enforce any representation or warranty of a Member hereunder, or any obligation of a Member to contribute capital hereunder or to fund any adopted Program and Budget, to fund Continuing Obligations, or to reimburse or indemnify any other Member, the Management Team, the Company or an Indemnified Person hereunder, and specifically no creditor of the Company, creditor of a Member or creditor of any other Person or any other Person, including the Company, other than a Member or the Management Team shall have any such  rights.

(b) This Agreement may be amended, rescinded or varied in any way and at any time by the Parties without the consent of any Person that is not a Party hereto. For the avoidance of doubt, the consent of an Indemnified Person shall not be required in respect of any amendment or rescission of this Agreement or the waiver by a Member of any obligation of any such Party under this Agreement.

ARTICLE 5

GOVERNANCE OF COMPANY AND BOARD OF MANAGERS

5.1 Organization and Composition

Promptly following the Effective Date, the Members shall establish a Board of Managers to determine the overall policies, objectives, procedures, methods and actions of the Company  and the Management Team under this Agreement. The Board of Managers shall be comprised  of six Appointees, being three Appointees appointed by each of Teck and PolyMet US Newco, confirmed in writing by the relevant Member as being its Appointees; provided that, unless otherwise determined by the Board of Managers at any time, the Members shall procure that at least that number of Appointees are non-residents of Canada as (together with any other Appointees who vote en bloc with such non-resident of Canada Appointees) represent Percentage Interests greater than 50% on the Board of Managers from time to time. Each Member may, in writing, appoint one or more alternates to act in the absence of a regular Appointee. Any alternate so acting, from time to time, shall, at such times, be deemed an Appointee and any vacancy in the office of a Member's Appointee may only be filled by a Person designated by such Member. A Member may change its Appointees or alternatives by notice in writing to the other Members. Save as provided in this Agreement, the Board of Managers shall determine its own procedural rules. Each Member may, at its own cost and  upon prior written notice to the Board of Managers, have advisers or non-voting observers (subject to such advisers and non-voting observers being bound by a duty of confidentiality substantially in the form of Section 16.2(a)) present at each meeting of the Board of Managers in addition to its Appointees, to the extent it reasonably considers such presence necessary, provided that the presence of any such Person does not impede or interfere with the ordinary conduct of such meeting. Each Member covenants and agrees that in the event that any of its Appointees is or becomes a Sanctioned Person at any time, such Member shall immediately remove such Appointee from the Board of Managers and shall appoint a replacement Appointee who is not a Sanctioned Person by notice in writing to the other Members.

5.2 Chair

An Appointee nominated by the Member holding the largest Percentage Interest shall be designated by such Member as the chairperson of the Board of Managers (the "Chair"), each such Chair to serve for a period of two years from the date of such Chair's appointment. In the event that each Member has an equal Percentage Interest, the right to nominate an Appointee to be appointed as the Chair will rotate every two years between the Members provided that PolyMet US Newco will be entitled to nominate an Appointee to be appointed as the Chair for the first two-year term following the Effective Date and such initial Appointee shall be Jon Cherry. The Chair shall preside at all meetings of the Board of Managers but shall not have a second or casting vote in case of any deadlock of the Appointees.

5.3 Decisions

(a) The Appointees representing each Member on the Board of Managers shall vote en bloc and may collectively cast the number of votes equal to the Percentage Interest of the Member that appointed such Appointees (the casting of such en bloc votes to be determined between each Member's Appointees by a simple majority of those Appointees appointed by each such Member). Except in respect of either a Special Majority Decision or a Unanimous Decision and unless otherwise provided in this Agreement, the vote of the Appointees representing Members with an aggregate Percentage Interest greater than 50% shall  determine all approvals, decisions and determinations of the Board of Managers (an "Ordinary Decision").

(b) Where a Special Majority Decision is required to be taken by the Board of Managers, such Special Majority Decision shall be taken at a validly quorate meeting of the Board of Managers by a vote of the Appointees present and represented at such meeting which Appointees represent at least 66.6% of the Percentage Interests of the  Members.

(c) Where a Unanimous Decision is required to be take by the Board of Managers, such Unanimous Decision shall be taken at a validly quorate meeting of the Board of Managers by a vote of the Appointees present and represented at such meeting which Appointees represent 100% of the Percentage Interests of the Members.

(d) The Members agree that in each case in this Agreement where the Board of Managers is required to take any action or to make a decision, the Members shall take all necessary actions to ensure that each Appointee nominated by such Member acts accordingly to cause the Board of Managers to take such action or make such decision.

5.4 Meetings

The Board of Managers shall hold regular meetings at least quarterly. Meetings shall be held at such place as the Chair designates and shall, unless otherwise determined by the Board of Managers at any time, be held in a location in the U.S. The Chair shall give 10 Business Days' written notice to the Appointees and each non-voting observer of such regular meetings. Additionally, any Appointee may call a special meeting upon 10 Business Days' written notice to the other Appointees. Notwithstanding the foregoing, in the case of an emergency, reasonable notice of a special meeting shall suffice. Each notice of a meeting shall be accompanied by a reasonably detailed itemized agenda of the business to be discussed at such meeting prepared  by the Chair in the case of a regular meeting, or by the Appointee calling the meeting in the case of a special meeting, and may include any material documents as may be  appropriate. Only those items included on the agenda for a meeting of the Board of Managers may be acted upon at such meeting, but any matters can be considered for discussion purposes with the consent of all of the Appointees of the Board of Managers present at such meeting. An Appointee may waive notice of any meeting, before or after the date and time of the meeting as stated in the notice, by delivering a signed waiver to the Company for inclusion in the minutes. An Appointee's presence at any meeting (i) waives objection to lack of notice or defective notice of the meeting, unless the Appointee at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the Appointee objects to considering the matter when it is presented.

5.5 Quorum

There shall be a quorum if two Appointees (or alternates) representing each Member are  present in person or, subject to Section 5.8(a), participating by telephone or other electronic means, at a properly called meeting; provided that, unless otherwise determined by the Board of Managers at any time, the majority of the Appointees present in a meeting (together with any other Appointees who vote en bloc with such U.S. resident Members) are participating in such meeting from location outside of Canada. If there is not a quorum represented at a properly constituted meeting of the Board of Managers, then such meeting may be adjourned and reconvened on the same day in the immediately following week; quorum shall exist at such reconvened meeting if at least two Appointees are present and a vote of such Appointees shall be considered the vote required for the purposes of the conduct of all business properly noticed, subject to compliance with the voting threshold requirements for Special Majority Decisions or Unanimous Decisions. A quorum, once established at a meeting, shall not be broken by the subsequent withdrawal from such meeting of enough votes to leave less than a  quorum.

5.6 Minutes

The Chair shall prepare minutes of each meeting of the Board of Managers and shall distribute copies of such minutes to the Members within 15 days after such meeting. The minutes, when signed by the Chair, shall be the official record of the decisions made by the Board of Managers and shall be binding on the Company, the Management Team and the  Members.

5.7 Attendance Costs

If personnel employed in Operations are required to attend a Board of Managers meeting, reasonable costs incurred in connection with such attendance shall be included as a Cost. Any expenses incurred in connection with the attendance of the Appointees and any non-voting observers at a Board of Managers meeting shall be for the sole account of the Member appointing such Appointees and non-voting observers.

5.8 Meeting by Conference; Action Without Meeting

Notwithstanding Section 5.4:

(a) in lieu of in person meetings, the Board of Managers may hold meetings by means of such telephone, electronic or other communications facilities provided that all individuals participating in the meeting are able to communicate with each other simultaneously and instantaneously and so long as such meetings comply with the majority of non-resident Appointee attendance requirements described in Section 5.1. An Appointee so participating is deemed to be present in person at the meeting; and

(b) a written resolution signed by all Appointees of the Board of Managers shall be a valid resolution of the Board of Managers for all purposes of this Agreement.

5.9 Other Committees

(a) The Board of Managers shall establish, in addition to any other committee that the Board of Managers considers necessary or appropriate from time to time, a Finance and Audit Committee, a Technical Committee, a SERA Committee, a Policy Standards Committee, and a Marketing Committee, (each an "Other Committee" and collectively, the "Other Committees"), the members of each of which need not be Appointees. No Other Committee will have independent decision making authority, will be advisory only and will not have any plenary power.

(b) Unless determined otherwise by the Board of Managers, the duties of the:

(i) Finance and Audit Committee shall be to advise and assist the Board of Managers and the Management Team in relation to all financing agreements involving the Company, including investing options for Project Financing, ongoing liaison with Lenders and their agents and advising and assisting the Board of Managers in relation to all accounting and auditing matters involving the Company, reviewing of all proposed Programs and Budgets and Funding Plans prepared by the Management Team and providing recommendations thereon and performing ongoing liaison with the financial officers and auditors of the Company;

(ii) Technical Committee shall be to advise and assist the Board of Managers and the Management Team in relation to Operations and all technical matters involving the Company, including the implementation of work set out in or contemplated by adopted Programs and Budgets;

(iii) SERA Committee shall be to advise and assist the Board of Managers and the Management Team in relation to all corporate social responsibility, corporate social investment matters, environmental and regulatory matters involving the Company and Operations;

(iv) Policy Standards Committee shall be to advise and assist the Board of Managers and the Management Team in respect of implementing and administering policies for the Company (including the Hedging Policies, the ACB Policies and the Compliance Program); and

(v) Marketing Committee shall include advising and making recommendations to the Board of Managers regarding the terms and conditions of offtake agreements with offtakers (including each Principal Offtake Agreement and each Glencore Offtake Agreement) and amendments thereto.

(c) Each Other Committee shall be comprised of four members ("Committee Members"), in each case subject to change by the Board of Managers. The Appointees nominated by each Member shall be entitled to nominate, en bloc by simple majority of those Appointees appointed by each Member, two Committee Members for appointment to each Other Committee.

(d) Each Committee Member may appoint one individual to act as alternate member in the absence of such member. Any such individual may be appointed as an alternate member by more than one member and, as a consequence, be entitled  to exercise all of the votes held by the appointing members. Each alternate member shall have all the rights and powers of the Committee Member or Committee Members by whom he is appointed, save that he or she shall not be entitled to attend and vote at any meeting of such Other Committee other than in the absence of such Committee Member or Committee Members.

(e) A quorum for all meetings of each Other Committee must include one Committee Member (or any such Committee Member's alternate) nominated by the nominee Appointee of each Member. Notwithstanding the foregoing, if at the time    scheduled for a meeting a quorum is not present, then (i) the meeting shall be adjourned to the same time and place on the date which is two Business Days thereafter or such other time, place and/or date as determined by the Board of Managers, (ii) notice of the adjourned meeting shall be given to each Committee Member; and (iii) at such adjourned meeting the quorum shall be at least two Committee  Members.

(f) All recommendations of an Other Committee shall require the affirmative vote of the majority of the Committee Members present at such meeting, provided that, subject to Section 5.9(e), such majority includes at least one Committee Member (or any such Committee Member's alternate) nominated by the nominee Appointees of each Member. Where the majority of the Committee Members do not agree on a recommendation, such Committee Members nominated by each Member may each submit to the Board of Managers a recommendation or conclusion on behalf of each such Member.

(g) The Committee Members shall appoint from their number a chairperson ("Committee Chair") who shall act as Committee Chair of such Other Committee for two years from the date of such Committee Chair's appointment or until a replacement Committee Chair is appointed thereby, provided that in the event that each Member has an equal Percentage Interest, Committee Chair of each Other Committee shall rotate every two years between the nominees of each Member, provided that PolyMet US Newco will be entitled to nominate the Committee Chairs of the Finance and Audit Committee and the Technical Committee and Teck will be entitled to nominate the Committee Chairs of the SERA Committee, the Policy Standards Committee and the Marketing Committee, for each of such Other Committee's first two-year term following the Effective Date. The Committee Chair of any Other Committee shall not have a second or casting vote in case of any deadlock of such Other Committee.

(h) Each Other Committee shall meet on an as needed basis, but not less frequently  than quarterly. Any Committee Member or any Appointee may call a meeting of    an Other Committee on not less than 10 days' written notice to all Committee Members and the Company or on shorter notice if all Committee Members    consent thereto, provided that a meeting of an Other Committee may be held  without notice if all the Committee Members so agree. Meetings of an Other Committee shall be held in U.S. or such other place permitted by Applicable Law  as Committee Members present so consent. In lieu of in person meetings,    meetings  of  the Other  Committees may also  be held  by means  of such telephone, electronic or other communications facilities provided that all individuals participating in the meeting are able to communicate with each other simultaneously and instantaneously.

(i) Each notice of an Other Committee meeting shall contain or be accompanied by an agenda of all matters proposed to be raised at the meeting, together with or referring to previously distributed appropriate supporting material. Only those matters of business referred to in the applicable notice or agenda may be voted on at such Other Committee meeting, unless all Committee Members present otherwise consent.

5.10 Fiscal Year

Unless otherwise determined by the Board of Managers by Special Majority Decision in accordance with Section 5.16(i) from time to time, the fiscal year of the Company shall end on December 31 in each Year.

5.11 Auditors

The initial auditors of the Company (the "Auditors") shall be ●, provided that the Auditors may be changed from time to time by Special Majority Decision of the Board of Managers in accordance with Section 5.17(h).

5.12		Feasibility Study Process

	(a)	[Redacted - Commercially sensitive information] in the event that the Board of Managers determines by Ordinary Decision in accordance with Section 5.15(b) to commence a Feasibility Study, the Board of Managers shall instruct the Management Team to prepare a draft Program and Budget with respect to the preparation and completion of such Feasibility Study (each, an "FS Program and Budget") and the Management Team shall prepare and submit for review to the Board of Managers a draft FS Program and Budget that contemplates the commencement and completion of a Feasibility Study in accordance with Section 7.4(a). The Board of Managers shall, within a period of 60 days following the delivery by the Management Team to the Board of Managers of the proposed FS Program and Budget for the preparation and completion of a Feasibility Study, meet to consider such draft FS Program and Budget, together with the Finance and Audit Committee's recommendation in respect thereof, and, if so determined, to adopt such draft FS Program and Budget by Ordinary Decision in accordance with Section 5.15(c).

	(b)	The Management Team may conduct [Redacted - Commercially sensitive information] itself or it may contract all or a portion of the completion of each such study to one or more reputable international engineering firms, as the Board of Managers determines by way of an Ordinary Decision.

5.13		Project Sanction AFE Process

	(a)	Notwithstanding anything to the contrary in this Agreement, no Development Decision shall be taken by the Board of Managers in connection with the NorthMet Construction unless and until each of the following conditions shall have been satisfied (or waived by each of the Members in writing) not less than 60 days prior to the Management Team sending a Notice of Pending Decision pursuant to Section 5.13(b):

(i) [Redacted -  Commercially sensitive information];

(ii) the form of all material agreements required to be entered into by the Company and, if necessary, the Members in connection with the  NorthMet Construction shall have been settled and copies of final drafts thereof provided to the Board of Managers and the Members;

(iii) the environmental impact assessment and environment management plan for the NorthMet Construction, in each case complying with the requirements of Applicable Laws, shall have been provided to the Board of Managers and the Members;

(iv) all Project Approvals shall have been obtained from the applicable Governmental Authorities;

(v) the draft Initial Construction Program and Budget (together with the recommendation thereon of the Finance and Audit Committee) shall have been provided to the Board of Managers and the Members; and

(vi) a draft Funding Plan which contemplates Project Financing with respect to the Initial Construction Program and Budget shall have been provided to the Board of Managers and the Members.

(b) Upon the satisfaction or waiver of all of the conditions precedent described in Section 5.13(a), the Management Team shall notify (the "Notice of Pending Decision") the Members and the Board of Managers thereof and, upon the receipt of the Notice of Pending Decision, the Board of Managers shall meet (a "Development Decision Meeting") no later than 60 days following the receipt of the Notice of Pending Decision in order to consider making a Development Decision.

(c) Upon a Development Decision Meeting having been convened, the Board of Managers may, by way of a Special Majority Decision in accordance with Section 5.16(a), make a Development Decision [Redacted - Commercially sensitive information], adopt the proposed Initial Construction Program and Budget (with such revisions as the Board of Managers may determine) and approve the proposed Project Financing in accordance with the Funding Plan prepared for the Initial Construction Program and Budget (all such approved matters collectively, the "Project Sanction AFE").

5.14 Project Financing

(a) The Board of Managers shall direct the Management Team and the Finance and Audit Committee to jointly prepare a Funding Plan for the financing each of:

(i) the Initial Construction Program and Budget; and

(ii) any MPE Program and Budget,

which shall include the funding of all or any part of the Costs thereof by way of project debt to be provided by Lenders ("Project Financing"). For greater certainty, in the event of an MPE Sole Fund, a Funding Plan previously prepared in respect of an MPE Program and Budget subject to such MPE Sole Fund shall not be applicable to such sole funded MPE Program and Budget.

(b) In arranging the Project Financing, the Management Team and the Finance and Audit Committee shall ensure that such Project Financing reflects the following fundamental objectives and characteristics:

(i) the borrower will be the Company. Upon approval thereof by the Board of Managers, the Members, with support from the Management Team, will arrange senior debt financing on a limited recourse project finance basis, utilizing to the maximum extent possible the cash flow and Assets as security for loans and other financing to be sourced from commercial banks, capital markets and/or other sources of senior debt financing;

(ii) the amount of the senior debt borrowed by the Company will be the highest proportion of the total cost of an: (a) adopted Initial Construction Program and Budget; or (b) adopted MPE Program and Budget, as the case may be, as is available in the financial markets on commercially reasonable terms;

(iii) each Member will provide, to the extent required: (a) a guarantee, which guarantee may be provided by an Affiliate of such Member on such Member's behalf, of Member Funding pro rata to its Percentage Interest; and (b) any required guarantees (including cost overrun and senior debt guarantees prior to Completion), on a several and not joint and several basis;

(iv) the obligations under any completion agreement with Lenders will terminate upon the earlier of: (a) the NorthMet Construction under the adopted Initial Construction Program and Budget or the project contemplated in an adopted MPE Program and Budget, as the case may be, achieving Completion; or (b) the discharge of all obligations owed to the Lenders thereunder;

(v) the Members will agree for the benefit of Lenders to pre- and post- Completion transfer restrictions over their Ownership Interests. It is contemplated that Lenders also will require, among other things: (a) certain restrictions on distributions from the Company to the Members and their Affiliates, (b) mandatory prepayments of senior debt under specified circumstances, (c) limitations on certain types of indebtedness, and (d) a pledge of Ownership Interests and any Member Loans (other than loans made by a Member or its Affiliate as senior lender, as contemplated below) for the benefit of Lenders; and

(vi) to the extent permitted by the Lenders, all fees, charges and costs (including legal and technical consultants' fees) paid to those Lenders will be borne by the Company.

(c) It is acknowledged that either of Teck and PolyMet US Newco (or Glencore on behalf of PolyMet US Newco, as determined by PolyMet US Newco and Glencore) may choose to participate in any Project Financing as a Lender, ranking pari passu with other Lenders, for a portion of the total outstanding senior debt under such Project Financing pro rata to its Percentage Interest (or, in the case of Glencore, pro rata to PolyMet US Newco's Percentage Interest). In that event, the intercreditor arrangements will limit the rights of such lending Member to trigger a default, and certain other lender's rights so long as it is also a Member. In the event that a Member participates as a Lender in the Project Financing in accordance with the foregoing, all costs and expenses incurred in arranging such Project Financing will be borne by the Company.

5.15 Ordinary Decisions

Except as otherwise delegated to the Management Team pursuant to Section 6.2 or otherwise required under Applicable Law, the Board of Managers shall have the exclusive right, power and authority to determine all management matters related to the Company and Operations under this Agreement by way of an Ordinary Decision, including the exclusive right, power and authority to:

(a) prior to the adoption by the Board of Managers of the Initial Construction Program and Budget as part of a Project Sanction AFE, adopt other proposed Programs and Budgets (other than any Pre-AFE Program and Budget (the approval of which is dealt with under Sections 5.15(o) and 5.18(e)) and any Excluded Program and Budget);

(b) decide to conduct a Feasibility Study[Redacted - Commercially sensitive information] for any reason, including in respect of a Major Project Expansion, including the scope and budget for such Feasibility Study and the preparation of a draft FS Program and Budget in respect of such Feasibility Study;

(c) adopt proposed FS Programs and Budgets, proposed Operating Programs and Budgets, proposed Closure Programs and Budgets, proposed Supplemental Programs and Budgets (other than Supplemental Programs and Budgets required to be approved by a Special Majority Decision in accordance with Section 5.16(b)) and life-of-mine plans;

(d) approve individual contracts or commitments in excess of $[Redacted - Commercially sensitive information] per Year prior to a Project Sanction AFE, in excess of $[Redacted - Commercially sensitive information] per Year during Development (including during the Development of any Major Project Expansion) or in excess of $[Redacted - Commercially sensitive information] per Year after Commencement of Commercial Production at the NorthMet Project;

(e) approve sole source supply commitments of the Company in excess of $[Redacted -  Commercially sensitive information];

(f) subject to Section 5.17(e), decide to remove a General Manager (including any Interim General Manager) and decide to appoint a replacement General Manager (other than an Interim General Manager, who shall be appointed by the Chair in accordance with Section 5.18(h));

(g) approve the appointments of  the Senior-Level  Officers;

(h) adopt or change material policies of the Company (other than the Hedging Policies, the ACB Policies, the Compliance Program and the distribution policy of the Company set out in Article 10) including accounting, environmental, employee, safety, communications, government relations, community relations and native, tribal, aboriginal or indigenous relations, or other policies;

(i) approve any material arrangement with any Governmental Authority necessary for the furtherance of any part of the Two Projects, including the terms and conditions of Mine permitting;

(j) approve any internal corporate reorganizations involving more than one subsidiary of the Company that do not have material governance or tax consequences (and prior reasonable notice of any such internal corporate reorganizations shall have been provided to the Board of Managers);

(k) approve an insurance plan with respect to Operations, the Properties, the Company and for the Two Projects, as the case may be, provided that all such insurance shall comply with Article 17;

(l) approve the public announcement of the Commencement of Commercial Production at the NorthMet Project, the completion of any Major Project Expansion and any material developments in respect of the permitting for the Two Projects or any part thereof;

(m) grant any individual purchase money security interest in excess of $[Redacted - Commercially sensitive information] but that do not exceed an outstanding balance of $[Redacted - Commercially sensitive information] in the aggregate;

(n) decide upon any other matter referred to in this Agreement as expressly requiring a decision by the Board of Managers by Ordinary Decision, or which the Board of Managers determines to consider and  decide;

(o) adopt a Pre-AFE Program and Budget; and

(p) [Redacted -  Commercially sensitive information].

5.16 Special Majority Decisions

The following decisions shall be Special Majority Decisions and the voting mechanism described in Section 5.3(b) shall determine the decision of the Board of Managers in respect thereof:

(a) approve the Project Sanction AFE;

(b) adopt a proposed Supplemental Program and Budget (and corresponding proposed Funding Plan) that contemplates increases to or reallocations in the adopted Initial Construction Program and Budget or a previously adopted MPE Program and Budget and/or relevant Funding Plan (other than in respect of any increase or reallocation in respect of an MPE Program and Budget funded pursuant to an MPE Sole Fund, which shall be solely funded by the relevant Sole-Funding Member) involving proposed aggregate additional budgeted expenditures over $[Redacted - Commercially sensitive information] (the "Major Overrun  Threshold");

(c) decide to: (i) commence Development of the Mesaba Project; or (ii) expand any part of the Two Projects in any manner that entails capital Costs of more than $[Redacted - Commercially sensitive information], (in either case, a "Major Project Expansion") and the related Funding  Plan;

(d) after completion of the NorthMet Construction, suspend Operations for a period of greater than 90 days other than for reasons related to health, safety or environmental concerns by the Management Team or as a result of an Event of Force Majeure;

(e) settle any litigation or arbitration that involves a payment by or to the Company or  its subsidiaries in excess of $[Redacted - Commercially sensitive information], provided that: (a) the vote in favour thereof of those Appointees nominated for appointment by a Member will not be required where such Member or any of its Affiliates is adverse in interest to the Company in such litigation or arbitration;    and (b) the vote in favour thereof of those Appointees nominated for appointment    by a Member will be required where such Member (or any of its Affiliates) is disproportionately affected to a significant extent by such litigation or arbitration (provided that a vote described in part (b) shall not take place in violation of the restriction described  in part (a));

(f) approve an impact benefit or similar agreements or arrangements with communities in connection with the furtherance of the Two Projects or any part thereof;

(g) approve the disposition of Assets with a value, individually or in the aggregate, greater than $[Redacted - Commercially sensitive information], other than (i)  sales of Products in the ordinary course of business, including pursuant to a Principal Offtake Agreement or a Glencore Offtake Agreement, (ii) disposition of obsolete or surplus supplies or  equipment  as determined  by the  Management Team, (iii) disposition of all or substantially all of the Assets by way of a Unanimous Decision of the Board of Managers in accordance with Section  5.17(h); (iv) dispositions of Properties by way of a Unanimous Decision of the Board of Managers in accordance with Section 5.17(i); and (v) disposition of Abandoned  Property in  accordance with  13.2;

(h) approve a change of the Auditors;

(i) approve a change of the fiscal year-end of the Company or its subsidiaries;

(j) approve a change to the frequency of Cash Calls;

(k) determine the method or manner of distributions of Distributable Cash pursuant to Section 10.1(b);

(l) approve a Related Party agreement (including each Principal Offtake Agreement) or transaction that is made on terms no less favourable to the Company than would be the case with a Third Party in an arm's-length transaction and approval of rules and policies for expedited approval of routine transactions with Related Parties;

(m) determine that the Company shall make an Acquisition; and

(n) determine the allocation of tax items pursuant to Section 704(c) of the Code as explicitly set out in paragraph 6(b) of Exhibit D as being subject to a Special Majority Decision.

(each a "Special Majority Decision" and collectively, the "Special Majority Decisions").

5.17 Unanimous Decisions

The following decisions shall be Unanimous Decisions and the voting mechanism described in Section 5.3(c) shall determine the decision of the Board of Managers in respect thereof:

(a) issue Ownership Interests in the Company or any shares, securities or other form of ownership interests in its subsidiaries to any Person (including for the avoidance of doubt, to a Financing Member that has been proposed to be admitted as a Member), other than as expressly contemplated under this Agreement;

(b) grant security by the Company or its subsidiaries over all or any part of the Assets (other than in connection with an approved Funding Plan in respect of either an adopted Initial Construction Program and Budget or an adopted MPE Program and Budget, encumbrances related to approvals for Development or Mining required by Governmental Authorities, or purchase money security interests created in the ordinary course not to exceed an outstanding balance equal to $[Redacted - Commercially sensitive information] in the aggregate, in each case which will not require a Unanimous Decision);

(c) incur debt by the Company or its subsidiaries (other than a revolving credit facility for working capital purposes in an amount of up to $[Redacted - Commercially sensitive information] and other than in connection with an approved Funding Plan in respect of an adopted Initial Construction Program and Budget or an adopted MPE Program and Budget);

(d) corporate reorganizations of the Company's subsidiaries, if any, other than as contemplated under Section 5.15(j);

(e) decide to remove the initial General Manager during the initial 12 months of the term of his or her appointment;

(f) subject to Section 18.3, dissolution of the Company;

(g) approve a Related Party agreement or transaction other than a routine transaction pursuant to a Board of Managers policy approved in accordance Section 5.16(l);

(h) sale,  lease, exchange or other disposition of  all or substantially all of  the    Assets;

(i) sale, lease or other disposition of the Properties, other than in respect of Abandoned Property;

(j) permanent cessation of Operations on any material part of the Two Projects, other than due to reasons related to health, safety or environmental concerns by the Management Team;

(k) any change to the distribution policy of the Company set out in Article 10;

(l) approve or amend the Company's policy for commodity pricing, interest rate or currency hedging and any related hedging transactions (the "Hedging  Policies");

(m) approve or amend Company policies for anti-corruption, compliance and sanctions and similar policies (the "ACB Policies") and the Compliance Program;

(n) conduct any business which is  not  substantially similar  to the purposes set forth in Section  2.7; and

(o) any non-clerical amendments to the organizational documents of the Company, including this Agreement

(each a "Unanimous Decision" and collectively, the "Unanimous Decisions").

5.18 Deadlock

(a) Subject to the mechanisms for resolving deadlock of the Board of Managers described in this Section 5.18,  if  any matter before the Board of  Managers is to    be decided upon by way of  an Ordinary Decision, a Special Majority Decision or    a Unanimous Decision and is not so approved, such matter will not be proceeded with.

(b) Notwithstanding a deadlock in respect of any matter before the Board of Managers, the Management Team will be authorized to take such actions and incur such Costs as are necessary to maintain the Assets and all associated Authorizations (including for certainty, financial assurance, impact benefit or similar agreement commitments) in good standing and ensure the safety of all employees and stakeholders of the Company, and each of the Members shall fund through Member Funding (as determined by the Board of Managers) such Costs (the "Minimum Costs") in proportion to each Member's respective Percentage Interests as at the time such Minimum Costs  arise.

(c) Various Matters

In the event that any of the Ordinary Decision matters listed in Sections 5.15(c) (other than in respect of the adoption of a FS Program and Budget), 5.15(d),    5.15(h), or 5.15(i) or any of the Special Majority Decisions listed in Section    5.16(b) or 5.16(f) (each, an "Expert Resolvable Deadlock") does not receive the requisite Board of Managers approval pursuant to the terms of this Agreement,  either Member may refer such Expert Resolvable Deadlock to  a Technical Expert  for  expedited  determination  in  accordance  with  standards  generally  acceptable by  mining  professionals  (the  selection  of  applicable  standards  and  guidelines being a matter to be determined by the Technical Expert in its sole discretion).

The Technical Expert must be appointed on the following terms:

(i) the Technical Expert shall act as an expert and not as an arbitrator and shall resolve the Expert Resolvable Deadlock according to the process described in this Section 5.18(c);

(ii) within 30 days after the referral of such matter to the Technical Expert for resolution, each Member shall submit to such Technical Expert, and each other, a single proposal (each, a "Deadlock Proposal") with respect to such Expert Resolvable Deadlock. Within 30 days after the Technical Expert's receipt of the Deadlock Proposals, the Technical Expert shall accept any, but not more than one, of the Deadlock Proposals on the basis of selecting the proposal most likely to advance the Two Projects, and continue Operations in a safe and efficient manner in accordance  with prudent mining and engineering practices and all Applicable Laws, while taking into account sustainable distributions of Distributable Cash; and

(iii) the Technical Expert shall notify each Member of its decision in writing which shall not include the reasoning behind such decision and the decision of the Technical Expert shall be final and binding on the Parties without appeal so far as Applicable Law allows except in the case of manifest error and each of the Members and the Company shall give effect to the decision promptly. If any Member fails to submit a Deadlock Proposal in a timely manner, the Technical Expert shall select a Deadlock Proposal submitted by the other Members. The Members whose Deadlock Proposal are not accepted shall pay (pro rata to their proportionate Percentage Interests) all of the Technical Expert's fees and expenses with respect to its engagement with respect to such Expert Resolvable Deadlock. Following the selection of a Member's Deadlock Proposal by the Technical Expert, each Member will procure that the Deadlock Proposal so selected is approved by their respective  Appointees on the Board of Managers.

(d) Programs and Budgets

(i) In the event that a proposed Operating Program and Budget is not adopted by the Board of Managers prior to the expiry of the Program Period for the then-existing Operating Program and Budget, until the resulting Expert Resolvable Deadlock is resolved in accordance with Section 5.18(c), upon the expiry of such Program Period, the Management Team shall continue to undertake Operations  at  a    level commensurate with the most recent adopted Operating Program and Budget in respect of which such Program Period ended (with appropriate adjustments to account for inflation).

(e) Approval of Feasibility Study, Pre-AFE Program and Budget

(i) In the event that within three months of the completion of the Committed Work Program and Budget there is a deadlock in respect of whether to adopt a Pre-AFE Program and Budget pursuant to Section 5.15(o) [Redacted - Commercially sensitive information], either Member may refer such deadlock for resolution by a Technical Expert as though the deadlock were an Expert Resolvable Deadlock, mutatis mutandis, provided that:

A. the Deadlock Proposals put forth by the Members shall be either:

(1) the original proposed Pre-AFE Work Program and Budget on which the Members are deadlocked;

(2) an alternate Pre-AFE Work Program and Budget; or

(3) a proposal for no Pre-AFE Work Program and Budget [Redacted - Commercially sensitive information] based on the work then completed to date, and a direction to the Management Team to prepare the Initial Construction Program and Budget;

B. the Technical Expert shall be instructed to select a Deadlock Proposal based on the minimum additional Operations (if any) that are reasonably necessary, in accordance with prudent mining and engineering practices, to permit the Management Team to advance to a Notice of a Pending Decision; and

C. any [Redacted - Commercially sensitive information] Pre-AFE Work Program and Budget that is sanctioned under such Deadlock Proposal shall be deemed to be adopted by the Board of Managers in accordance with this Agreement.

(f) Project  Sanction AFE

(i) In the event that within 12 months after the later of the Effective Date and the Project Approval Date, the Board of Managers has not approved a Project Sanction AFE, a Member wishing to proceed with the NorthMet Construction in order to place the NorthMet Project into Commercial Production in accordance with any duly proposed Initial Construction Program and Budget (the "Deadlock Offeror") may deliver to the other Member  (the "Deadlock Recipient")  a  written offer  (the "Deadlock Offer") that specifies an aggregate value (the "Value") for the Company    as a whole. The Deadlock Offer shall constitute both an offer by the Deadlock Offeror: (i) to sell all but not less than all of its Ownership  Interest to the Deadlock Recipient for a price solely payable in cash that is equal to an amount that is the product of the Deadlock Offeror's Percentage Interest multiplied by the Value (the "Deadlock Sale Option"); or (ii) to purchase all but not less than all of the Deadlock Recipient's Ownership Interest for a price solely payable in cash that is equal to an amount that is the product of the Deadlock Recipient's Percentage Interest multiplied by the Value (the "Deadlock Purchase Option").

(ii) Within 90 days after the receipt by the Deadlock Recipient of the Deadlock Offer (the "Deadlock Offer Period"), the Deadlock Recipient must, by written notice to the Deadlock Offeror, elect to accept either the Deadlock Sale Option or the Deadlock Purchase Option and:

A. in the event that the Deadlock Recipient elects the Deadlock Sale Option, the Deadlock Recipient shall be required to purchase the Deadlock Offeror's Ownership Interest thereunder in accordance, mutatis mutandis, with the Sale Procedure; or

B. in the event that the Deadlock Recipient elects the Deadlock Purchase Option, the Deadlock Offeror shall be required to purchase the Deadlock Recipient's Ownership Interest thereunder in accordance, mutatis mutandis, with the Sale Procedure;

provided that the closing date of a sale of an Ownership Interest in respect of the Deadlock Sale Option or the Deadlock Purchase Option (including pursuant to Section 5.18(f)(iii)) shall be no later than the date that is 10 Business Days after the receipt of all necessary regulatory or other approvals in respect of such sale, or such other date as the Deadlock Offeror and the Deadlock Recipient may agree in writing.

(iii) In the event that the Deadlock Recipient has not responded to the Deadlock Offeror in accordance with Section 5.18(f)(ii) prior to the expiry of the Deadlock Offer Period by accepting either the Deadlock Sale Option or the Deadlock Purchase Option, the Deadlock Recipient will, on the date of the expiry of the Deadlock Offer Period, be deemed to have accepted the Deadlock Purchase Option and the Deadlock Offeror shall be entitled to purchase the Deadlock Recipient's Ownership Interest for a price solely payable in cash that is equal to an amount that is the product of the Deadlock Recipient's Ownership Interest multiplied by the Value in accordance, mutatis mutandis, with the Sale  Procedure.

(g) Additional Feasibility Studies

(i) In the event that the Board of Managers is deadlocked on approving the preparation of  a  Feasibility Study (including  the approval of  the parameters for a Feasibility Study and the preparation of FS Program and Budget in respect thereof) or is deadlocked on adopting a proposed FS Program and Budget for a Feasibility Study, in either case in respect of a Major Project Expansion after the approval of a Project Sanction AFE, a Member  (the  "Sole  Funding  Member")  wishing  to  proceed notwithstanding such deadlock, may,  by written notice    (the "Sole Fund Notice") to the other Member and the Management Team (the "Non-Sole Funding Member"), cause the Company and the Management Team to commence, subject to the continuing oversight and direction of the Board of Managers in accordance with this Agreement, the preparation of a Feasibility Study on the basis of a FS Program and Budget to be  prepared by the Management Team in respect thereof (and the Sole  Fund Notice shall include the parameters for such Feasibility Study). Upon receipt of the Sole Fund Notice, the Management Team shall, if a proposed FS Program and Budget has not yet been prepared in respect    of the proposed Feasibility Study, prepare a FS Program and Budget in respect of such proposed Feasibility Study and promptly deliver such proposed FS Program and Budget to each Member. Thereafter the Non- Sole Funding Member will have a period of 20 Business Days from such date of receipt of the Sole Fund Notice (if a FS Program and Budget in respect of such proposed Feasibility Study had previously already been prepared by the Management Team) or, otherwise, from the date of receipt of the proposed FS Program and Budget in respect of such proposed Feasibility Study from the Management Team, to elect whether to participate pro rata to its Percentage Interest in the funding required to prepare the Feasibility Study on the basis set out in such FS Program and Budget. In the event the Non-Sole Funding Member does not elect to participate pro rata to its Percentage Interest in the funding required to prepare such Feasibility Study prior to the expiry of such 20-day period, the Management Team shall promptly thereafter commence Operations  to complete such Feasibility Study on the basis of the FS Program and Budget and the Sole Funding Member shall be responsible for funding 100% of all of the Costs of the preparation of such Feasibility Study on the basis of such FS Program and Budget (the "FS Sole Fund") until the completion of such Feasibility Study (the "Sole Fund Period").

(ii) Upon completion of the Feasibility Study by the Management Team as part of an FS Sole Fund, the Management Team shall deliver the Feasibility Study to each Member and to the Board of Managers. At any time after such delivery of the Feasibility Study funded by way of an FS Sole Fund by the Management Team until the earlier of: (A) the date of the adoption by the Board of Managers of a proposed MPE Program and Budget based on such Feasibility Study; or (B) the date of the delivery by a Member that is not an Excluded Member of a Sole Fund Notice in respect of a proposed MPE Program and Budget based on such  Feasibility Study in accordance with Section 5.18(i)(ii) (in either event, the "Sole Funding Deadline"), the Non-Sole Funding Member may elect (a "Retroactive Funding Election"), by written notice to the Sole Funding Member, to retroactively participate in the funding of such Feasibility Study by paying to the Sole Funding Member an amount equal to 200% of the total proportionate share of Costs for the completion of the Feasibility Study that would have been payable by the Non-Sole Funding Member in the event that it had elected to participate in the funding of the Feasibility Study prior to the delivery of the Sole Fund Notice.

(iii) In the event that the Non-Sole Funding Member does not elect to make a Retroactive Funding Election prior to the Sole Funding Deadline, the Costs funded by the Sole Funding Member in respect of the FS Sole Fund shall be deemed to be for the sole account of such Sole Funding Member, shall not be added to the Capital Accounts and the Ownership Interests of any Sole Funding Member and any Non-Sole Funding Member (the "Excluded Member") shall not be adjusted in respect of the FS Sole Fund.

(h) General Manager Appointment

(i) In the event that the Board of Managers is deadlocked with respect to the appointment of a replacement General Manager for a General Manager who has resigned, becomes incapacitated or dies or has been removed  for Cause (whether at the instigation of the Board of Managers or of a Member with a Percentage Interest of at least 50%), the Chair shall appoint an interim General Manager from among the other Senior-Level Officers who directly reported to the former General Manager (in either case, the "Interim General  Manager").

(ii) The term of office of the Interim General Manager shall terminate on the date that the Board of Managers appoints a General Manager by Ordinary Approval.

(iii) During the term of the Interim General Manager, the Interim General Manager will be subject to a quarterly performance review by the Board of Managers until the Board of Managers is able to resolve the deadlock  with respect to the appointment of a replacement General Manager. In  the event the Interim General Manager has resigned, becomes incapacitated or dies or has been removed for Cause (whether at the instigation of the Board of Managers or of a Member with a Percentage Interest of at least 50%), and the Board of Managers remains deadlocked on the appointment of a replacement General Manager, the Chair shall appoint a new Interim General Manager from among the other Senior- Level Officers who directly reported to the former Interim General Manager.

(i) Major Project Expansion Sole Funding

(i) Promptly following the completion of a Feasibility Study in support of a Major Project Expansion, the Management Team shall prepare a proposed Program and Budget in respect of such Major Project Expansion on the basis of such Feasibility Study (an "MPE Program and Budget") and submit it to the Board of Managers for consideration.

(ii) In the event that within 12 months of the completion of Feasibility Study in support of a Major Project Expansion and the submission of a first    proposed MPE Program and Budget by the Management Team to the    Board of Managers, the Board of Managers has not adopted an MPE Program and Budget, then subject to compliance with any then-existing agreements  entered  into  in  support  of  a  then-current  Funding  Plan  (for the avoidance of doubt including any Funding Plan adopted in connection with an adopted Initial Construction Program and Budget or any other previously adopted MPE Project and Budget), a proposing Member that is not an Excluded Member (the "Sole Funding Member") may, notwithstanding  such  deadlock,  by  written  notice  (the  "Sole  Fund Notice") to the Board of Managers and the other Members, cause the Management Team to commence, subject to the continuing oversight and direction  of  the  Board  of  Managers  in  accordance with  this  Agreement, the Major Project Expansion on the basis outlined in such Feasibility    Study and the current proposed MPE Program and Budget (with any  changes thereto agreed by the Board of Managers). Thereafter the Sole Funding Member shall be responsible for funding 100% of all of the Costs relating  to  such  Major  Project  Expansion  as  set  out  in  such  proposed MPE Program and Budget (the "MPE Sole Fund") until the earlier of the MPE  Completion  Date  or  the  MPE  Default  Date  (the  "Sole  Fund Period").

(iii) In the event of an MPE Sole Fund, the Percentage Interest of the Member that is not the Sole Funding Member (the "Non-Sole Funding Member") will be diluted in accordance with Section 7.6(i) with effect from the earlier of the completion of such Major Project Expansion (the "MPE Completion Date") or the date that is 24 months after the scheduled completion date thereof in the event such Major Project Expansion has not yet been completed by such time (the "MPE Default Date"), as the case  may be.

(iv) Notwithstanding  the foregoing:

A. all Major Project Expansions will be done in compliance with the then existing terms of any agreements entered into pursuant to Project Financing, if any. If Lender consents for the Major Project Expansion are required under  any  such  Lender  agreements  and such consents are not obtained, no Major Project Expansion will  take place notwithstanding a Special Majority Decision therefor or an MPE Sole Fund. The Members agree to use reasonable commercial efforts to obtain such    consents;

B. appropriate adjustments will be made to take into account any impaired cash flow to the Members from Operations as the result of any reduced throughput or other operating constraint during the construction period for a Major Project Expansion, as well as benefits accruing to the Members generally as the result of the Major Project Expansion, such as benefits resulting from the Tax deductibility of additional capital expenditures during such Major Project Expansion construction period. Notwithstanding the foregoing, in the event of an MPE Sole Fund then, to the extent practicable, the Sole Funding Member will be allocated or otherwise receive the benefit of the Tax pools associated with such funding; and

C. in the event of an MPE Default Date, thereafter all demobilization costs incurred by the Management Team in respect of the cessation of Operations in respect of such MPE Sole Fund, shall be for the sole account of the Sole Funding Member.

ARTICLE 6

GENERAL MANAGER AND MANAGEMENT  TEAM

6.1 General Manager and Management Team Appointment

(a) In order to minimize disruptions to Operations, the Members agree that during the period starting from the Effective Date and ending on or before the date that is six months following the Effective Date (the "Transitional Period"):

(i) the members of the current senior management of the NorthMet Project shall continue to manage Operations of the NorthMet Project and the members of the current senior management of the Mesaba Project shall continue to manage Operations of the Mesaba Project;

(ii) the Board of Managers shall review, with the Management Team, the existing organizational structure for Operations, and identify where additional or reduced human resources are immediately or soon may be required;  and

(iii) the Management Team shall ensure that each of the Projects provides the human resources, accounting, office space and other reasonable administrative and ongoing support services required for Operations.

(b) The initial general manager of the Two Projects (the "General Manager") shall be appointed by Teck by written notice to the Board of Managers and to PolyMet US Newco during the Transitional Period on the basis that Teck shall appoint an individual who possesses the skills, experience and ability necessary to perform and undertake the duties contemplated by the office of General Manager hereunder; the compensation and benefits of such initial General Manager appointed by Teck will require prior approval by the Board of Managers by way of an Ordinary Decision. In the event that the General Manager has not been appointed by Teck pursuant to this Section 6.1(b) by the end of the Transitional Period, Polymet US Newco shall have the right, following the date on which the Transitional Period ends, to appoint the General Manager in accordance with this Section 6.1(b). Subject to Board of Managers oversight and as otherwise contemplated by this Agreement, following the end of the Transitional Period, the General Manager will have overall day-to-day management responsibility for Operations in accordance with the terms and conditions of this Agreement until the General Manager resigns, becomes incapacitated or dies or is replaced in accordance with Section 6.4(e).

(c) Prior to the expiry of the Transitional Period, the Board of Managers shall cause the proposed General Manager to prepare and submit to the Board of Managers for its consideration, a list of the senior-level officers of the Management Team (the "Senior-Level Officers") proposed to form the remainder of the senior Management Team on the basis of selecting the most qualified individual for each position. Thereafter, the Board of Managers shall, by way of an Ordinary Decision, select for appointment the Senior-Level Officers (including such Senior-Level Officers' compensation and benefits), and the individuals to be appointed as Senior-Level Officers shall be appointed from the list prepared by the General Manager and any lists proposed therefor by each Member (which lists, for greater certainty, may include Persons who are not at that time employed by such Member or any of their Affiliates, provided that in preparing such lists, each Member shall act reasonably and shall propose individuals who possess the skills, experience and ability necessary to perform and undertake the duties contemplated by each office for which they are nominated by such Member on such list).

(d) Following the appointment of the Senior-Level Officers, the General Manager and the Senior-Level Officers shall determine the remainder of the Management Team (including such remaining Management Team's compensation and benefits) on the basis of selecting the most qualified Person for each position, who shall in each case be Persons who possess the skills, experience and ability necessary to perform and undertake the duties contemplated by each position for which they are proposed to be appointed, and the Board of Managers may provide the General Manager with its non-binding recommendations with respect to such appointments.

(e) Following the end of the Transitional Period, the General Manager shall have the mandate to make the Company (and the Members agree that the Company should) ultimately be a stand-alone entity with its own employees and Senior- Level Officers, reporting to the Board of Managers, with the day-to-day management of the Company and Operations to be carried out by the Management Team.

(f) Promptly following the end of the Transitional Period, the Management Team shall (for the avoidance doubt, without limiting the authority of the Board of Managers and subject to the requisite approval of the Board of Managers)  ensure that the Company initially sources systems, standards, policies and procedures from the Members, selected (or, where approval of the Board of Managers is required, recommended) by the Management Team by reference to their fitness for purpose in the overall context of the Company and Operations. The Management Team shall (following consultation with the Policy Standards Committee) maintain, improve or replace those systems, standards, policies and procedures (or where approval of the Board of Managers is required, make recommendations to the Board of Managers in respect thereof) as determined by the Management Team, acting reasonably. For the avoidance of doubt, the Management Team shall not take any material steps in connection with the maintenance, improvement or replacement of such systems, standards, policies and procedures unless the Management Team has been duly authorized to take such steps by the Board of Managers where such authorization by the Board of Managers is required under this Agreement.

(g) Each Party agrees that in relation to any members of the Management Team that are not secondees of such Party, no Party shall, during the term of this Agreement, solicit, endeavour to entice away, employ or offer to employ any Person who is at any time during the term of this Agreement employed by another Party or any of its Affiliates, whether or not such Person would commit any breach of such Person's contract of service in leaving such employment. For greater certainty, the placing by a Party of an advertisement of a post available to a member of the public generally and the recruitment of a Person through an employment agency shall not constitute a breach of this Section 6.1(g) provided that such Party does not encourage or advise such agency to approach any such Person described in the preceding sentence of this Section  6.1(g).

6.2 Powers and Duties of Management Team

Subject to Board of Managers oversight and as otherwise contemplated by this Agreement, the Management Team shall have the authority to act on behalf  of  the Company in accordance with  the powers  and duties granted  under  this  Agreement,  pursuant to the organizational  documents  of the Company, and in accordance with Applicable Law. For greater certainty, the powers and duties of the Management Team shall include the    following:

(a) The Management Team shall manage, direct and control all Operations in accordance with Programs and Budgets adopted by the Board of Managers from  time to time and in accordance with the guidelines, policies, or directives adopted  by the Board of Managers from time to time and in accordance with this  Agreement.

(b) The Management Team shall prepare and present to the Board of Managers Programs and Budgets as provided in Article 7, including a proposed Initial Construction Program and Budget and a proposed MPE Program and Budget, as and when directed by the Board of Managers.

(c) The Management Team shall make Cash Calls pursuant to Section 8.1.

(d) The Management Team shall prepare and submit for the approval of the Board of Managers a stakeholder engagement strategy, governmental relations strategy, litigation strategy, and impact benefit or similar agreements or arrangements with communities in connection with the furtherance of the Two Projects and, as    directed by the Board of Managers, the Management Team shall conduct all  external  relations,  community  relations  and  corporate  communication  programs on behalf  of the Company.

(e) The Management Team shall prepare and submit for the approval of the Board of Managers an insurance strategy, taking into account the best interests of the Company and, subject to Article 17, the Management Team shall obtain and maintain insurance coverage for the benefit of the Company as directed by the Board of Managers.

(f) The Management Team shall:

(i) when directed by the Board of Managers, prepare and submit to the Board of Managers for approval, a contracting strategy and procedures for the effective management of Operations; and

(ii) on a quarterly basis, prepare and submit to the Board of Managers for approval, any currency or metals price assumptions utilised in studies and forecasts for Operations.

(g) The Management Team shall keep the Board of Managers (and Other Committees) informed on a timely basis as to the status of Operations and, in addition to the reporting described in Section 6.6, provide to the Board of Managers (and to the Other Committees) any periodic reports as the Board of Managers may direct from time to time.

(h) The Management Team shall keep and maintain all required accounting and financial records of the Company and Operations in accordance with customary cost accounting practices in the international mining industry, Applicable Accounting Standards and applicable financial reporting standards, provided that as to matters related to accounting for which provision is not expressly made in this Agreement, the good faith judgment of the Management Team shall govern.

(i) The Management Team shall keep and maintain all required records, make Tax elections as directed by the Board of Managers, and cause to be prepared and  filed all U.S. federal, state and local Tax returns or other required Tax forms, which draft copies of such Tax returns and Tax forms shall be delivered to the Board of Managers and the Finance and Audit Committee at least 30 days before they are required to be filed, for the review thereof and comment thereon by the Board of Managers and the Finance and Audit Committee, and the Management Team shall perform the other duties described in Exhibit D.

(j) The Management Team shall use reasonable efforts to:

(i) obtain and maintain all reasonably necessary Authorizations, as directed by the Board of Managers; provided that each Member shall (at its own cost) provide the Management Team all commercially reasonable assistance and cooperation requested by the Management Team in relation to obtaining or maintaining Authorisations;

(ii) make all payments and filings and take all other actions as may be required to maintain the Properties in good standing under Applicable Laws including timely filing and recording with the appropriate county, state or U.S. federal Government Authority any required affidavits, notices of intent to hold and other documents in proper form attesting to the payment of maintenance fees (including private party fees) or other Governmental Fees;

(iii) comply in all material respects with Applicable  Laws;

(iv) do all other acts reasonably necessary to maintain the  Assets;

(v) promptly notify the Members and the Board of Managers of any facts or allegations, of which it is aware, in relation to any substantial violation of Applicable Laws by the Company or the Management Team; and

(vi) prepare and file  all reports  or  notices  required for Operations.

(k) The Management Team shall comply and shall require and cause, to the extent possible, the Company and its contractors and its directors, officers, employees, agents and consultants involved in Operations to comply with the Compliance Program and with all the requirements of applicable Anti-Bribery and Anti- Corruption Laws. The Management Team, in consultation with the Policy  Standards Committee, shall periodically review and seek to continuously improve the Compliance Program, including that compliance risks are re-assessed on an ongoing basis, and in particular, following Commencement of Commercial Production.

(l) The Management Team shall, at the direction of the Board of Managers, prosecute, defend or initiate any litigation, arbitration, mediation or administrative proceedings arising out of Operations. If permitted by Applicable Laws or the applicable tribunal, each of the Members shall have the right to participate, on its own behalf and in its own right as a party and not on behalf of the Company, at its own expense, in such litigation, arbitration, mediation or administrative proceedings. The Management Team shall seek the approval of the Board of Managers  in  advance  of  any settlement.

(m) The Management Team shall proceed on the basis that it utilizes employees of the Company in preference to independent contractors in long term management roles for Operations. Subject to the foregoing, the Management Team shall have the right to engage independent contractors in the course of Operations;  provided that the Management Team shall ensure that such independent contractors are familiar with the terms of this Agreement that are relevant to the performance of their assigned tasks and that such independent contractors agree to adhere to the standards applicable to the Management Team under this Agreement.

(n) At all reasonable times, the Management Team shall provide the Board of  Managers or the Representative of a Member, upon the request of the Board of Managers, access to,  and  the right to inspect and, if  requested by a Member, at  such  Member's  cost  and  expense,  to  copy,  all  maps,  drill  logs,  core  tests, reports, surveys,  analyses,  production  reports,  operations,  technical,  accounting and financial records, and other Business Information, to the extent preserved or  kept  by the  Management Team. In  addition, the Management Team shall allow  the duly authorized Representatives of any Member, upon reasonable notice,  at  their sole risk and expense, and subject to the Company's site specific rules and regulations, to inspect the Assets and any Operations at  all reasonable times,  so  long as the inspecting Representatives do not unreasonably interfere with  Operations  and  the  Member  designating  such Representatives shall indemnify the Company, the Management Team and each other Member against any Legal Claims arising out of such access.

(o) The Management Team shall undertake to perform Continuing Obligations as and when economic and appropriate. The Management Team shall specify in each proposed Program and Budget the measures to be taken (including funding of any sinking funds), if any, for performance of Continuing Obligations and the costs of such measures. The Management Team shall keep the Members reasonably informed about the Management Team's efforts to discharge Continuing Obligations.

(p) The Management Team shall prepare an Environmental Compliance plan for all Operations consistent with the requirements of any Applicable Laws or contractual obligations applicable to the Company and shall include in each  proposed Program and Budget sufficient funding to implement the Environmental Compliance plan and to satisfy the financial assurance requirements of any Applicable Law or contractual obligation pertaining to Environmental  Compliance.

The Board of Managers shall approve and, following such approval, the Members shall take all steps necessary to implement, a power of attorney regime, and from time to time amendments thereto, to give effect to the foregoing and to appropriately empower members of the Management Team on a basis consistent with the governance scheme contemplated in this Agreement.

6.3 Standard of Care

(a) Each member of the Management Team shall act in good faith and in the best interests of the Company and as a fiduciary of the Company.

(b) The Management Team shall conduct all Operations:

(i) in a proper and workmanlike and efficient manner, using the skill and judgment and exercising such degree of care and skill as would reasonably be exercised by an experienced mining operator operating projects or conducting mining operations of the nature and scope of the Two Projects and Operations related thereto, with a view to operating the Two Projects as profitably as possible;

(ii) in material compliance with sound mining, environmental and other applicable  professional  and  industry  standards  and  practices; and

(iii) in material compliance with the terms and provisions of Applicable Laws  and all other Authorizations, contracts and other agreements pertaining to  the  Assets

(collectively, the "Performance Standard").

(c) The Management Team's authority shall be limited to that authority which is conferred on it by the Board of Managers and this Agreement.

(d) No member of the Management Team shall be in default of the Performance Standard or any duty under this Agreement if its inability or failure to perform is caused by any act or omission of a Member, including the failure of any Member  to perform acts required of it by this Agreement or to provide necessary funds pursuant  to  this Agreement.

6.4 Dismissal and Replacement of Management Team Members

(a) Following the appointment of a General Manager in accordance with this Agreement, the Board of Managers may, by an Ordinary Decision, remove the General Manager, appoint a replacement General Manager and set or agree to a modification of the compensation and benefits of the General Manager, provided that starting at the end of the Transitional Period and ending on the one-year anniversary thereof, the General Manager may only be removed by way of a Unanimous Decision of the Board of Managers in accordance with Section 5.17(e).

(b) Following the appointment of the Senior-Level Officers in accordance with this Agreement, the General Manager may from time to time propose the removal and/or hiring of Senior-Level Officers and changes to the compensation and benefits of the Senior-Level Officers for consideration and approval of the Board of Managers by Ordinary Decision. If the Board of Managers does not so approve any such proposal made by the General Manager, then no action shall be taken by the Management Team in respect of such Senior-Level Officer proposal, but the General Manager may prepare a revised proposal if the General Manager so wishes (and shall prepare a revised proposal if so directed by the Board of Managers).

(c) Subject to Section 6.4(d), any Member that holds a Percentage Interest equal to at least 50% may, by written notice (the "Removal Notice") to the other Members and the Company, require that:

(i) the then-serving General Manager; or

(ii) any  then-serving  Senior-Level Officer,

in either case, be dismissed, provided that the right to deliver a Removal Notice may only be exercised by a Member acting reasonably and in good faith.

(d) Notwithstanding  Section 6.4(c):

(i) no Removal Notice may be delivered with respect to the first General Manager appointed under this Agreement during the period of time starting at the end of the Transitional Period and ending on the one-year anniversary thereof, during which time the General Manager may only be removed by way of a Unanimous Decision of the Board of Managers in accordance with Section 5.17(e); and

(ii) in the event of a Transfer of a Member's Offered Interest to a Third Party in accordance with Article 14, such Third Party will not have the right to deliver a Removal Notice in accordance with Section 6.4(c) prior the fifth anniversary of the Effective Date.

(e) Upon receipt of  either:

(i) a Removal Notice by the Company delivered in accordance with Section 6.4(c)(i) (and permitted under Section 6.4(d)) in respect of the General Manager; or

(ii) a resignation from the then-serving General Manager or upon the incapacitation or death of the then-serving General Manager,

the Board of Managers shall call a special meeting of the Board of Managers to be held within five Business Days of the receipt by the Company of the Removal Notice or General Manager resignation, incapacitation or death, as the case  may be, at which special meeting, the Board of Managers may, by Ordinary Decision, appoint a replacement General Manager.

(f) Except to the extent that the then-serving General Manager resigns or is dismissed for Cause, details of which shall be set out in the Removal Notice, the then-serving General Manager (including the Interim General Manager) shall remain in position until a replacement General Manager is appointed by the Board of Managers pursuant to an Ordinary Decision, notwithstanding the delivery of a Removal Notice pursuant to Section    6.4(c).

(g) Upon receipt of  either:

(i) a Removal Notice by the Company delivered in accordance with Section 6.4(c)(ii) in respect of any Senior-Level Officer; or

(ii) a resignation from any then-serving Senior-Level Officer or upon the incapacitation or death of  any then-serving Senior-Level  Officer,

the General Manager may, in consultation with the Board of Managers, make a temporary appointment to fill such vacant Senior-Level Officer position until the Board of Managers, by way of an Ordinary Decision, appoints a permanent replacement for such Senior-Level Officer position in accordance with the  process set out in Section 6.1(c), mutatis mutandis, and which may include the appointment of the General Manager's temporary appointee for such Senior-  Level Officer position.

6.5 Indemnity

The Company shall indemnify each member of the Management Team and each Appointee (each, an "Indemnified Party") substantially in the form set forth in Exhibit I.

6.6 Reports

(a) The Management Team shall procure for and deliver to the Members and the Board of Managers and the Other Committees:

(ii) within three Business Days of  the end of  each:

A. fiscal quarter, the Company's financial results and reporting package for such quarter; and

B. month, the Company's financial results and reporting package for such month,

in each case, in the form determined by the Board of Managers.

(ii) within six Business Days of the end of each fiscal quarter, a written progress report on the Operations undertaken in that fiscal quarter, including a statement of costs and a reconciliation of Costs to the applicable Budget and the latest estimates for:

A. Commencement  of  Commercial  Production,  if    applicable;

B. completion of any on-going Feasibility Study;  and

C. following the Project Sanction AFE and the commencement of a Major Project Expansion, the timing of the completion of Development thereof as well as summaries of physical progress of Development thereof to date against the applicable construction plan and estimates of Costs and time set out in the relevant Program and Budget;

(i) following Commencement of Commercial Production, within six Business Days of each fiscal quarter, a written summary of the details of the results    of Mining, including the quality and grades of Products, inventories of Products  and  the  results of  sales  of Products;

(ii) within six Business Days of the end of each fiscal quarter, quarterly unaudited financial statements of the Company;

(iii) within 40 calendar Days of the end of each fiscal year, audited annual financial statements prepared in accordance with Applicable Accounting Standards;

(iv) within six Business Days of the end of each fiscal year, annual financial information required by each Member and auditors of each Member should be made available, upon request, to meet regulatory and audit requirements;

(v) copies of all other material reports concerning Operations that would, in  the ordinary course of business for an international mining company, be made available to  its board of  directors or management    committee;

(vi) upon request by a Member:

A. an electronic Mine performance forecast, updated at least monthly, for the remainder of the then current fiscal year;

B. mine plans and forecasts, covering a five year period commencing at the beginning of the then current fiscal year; and

C. other financial or other information reasonably required or reasonably requested by a Member to meet its regulatory or governance requirements;

in each case in the format required by the requesting Member; and

(vii) upon any change to a life of mine plan, promptly thereafter an updated life of mine forecast.

(b) The Management Team will promptly notify the Members and the Board of Managers in writing of:

(i) any material litigation, criminal proceedings or arbitration (whether threatened or commenced) affecting or likely to materially affect the Company, Operations or the Properties;

(ii) any potential or ongoing strike action, civil unrest or significant safety event that could reasonably be expected to affect  Operations;

(iii) any anticipated material deviation from the estimates set out in any relevant Program and Budget of the funds required for or generated from Operations in the course of the relevant Program Period; and

(iv) any other matter not previously disclosed to the Members or the Board of Managers that has or is reasonably likely to have a material adverse effect on ongoing Operations or on the Management Team's ability to carry out future Operations.

6.7 Transactions with Affiliates and other Related Parties

(a) Subject to Section 14.5, the Members acknowledge and  agree that  the  Company may not  enter into agreements or transactions  with Related Parties of the    Company including, for the avoidance of doubt, with the Affiliates or the Related Parties of the Members, until the Board of Managers, by a Unanimous Decision      in accordance with Section 5.17(g), approves such agreement or transaction,  provided that  any  such  agreements  and  transactions  that  are  made  on  terms  no less favourable to the Company than would be the case with a Third Party in arm's-length transactions shall require Board of Managers approval by way of a Special Majority Decision in accordance with Section 5.16(l). Notwithstanding this Section 6.7(a) and Section 5.17(g), the Board of Managers may, by way of a    Special Majority Decision in accordance with Section 5.16(l), establish rules for expeditious  approval  of  routine  transactions  with Related Parties.

(b) For the avoidance of doubt, with respect to any dispute arising under or in connection with the Combination Agreement between the Company and a Member that has not been resolved by the Company and such Member, the Members agree as follows:

(i) in the case of a dispute involving the Company and PolyMet US Newco, PolyMet US Newco shall cause all Appointees appointed by it to recuse themselves from all deliberations of or involvement in the Board of Managers  regarding  such  dispute; and

(ii) in the case of a dispute involving the Company and Teck, Teck shall    cause all Appointees appointed by it to recuse themselves from all deliberations of or involvement in the Board of Managers regarding such dispute.

(c) For the avoidance of doubt, all communications (the "Privileged Communications") prior to the Combination Agreement Closing Date between PolyMet US Newco or the Company and legal counsel to PolyMet US Newco or the Company ("PolyMet Legal Counsel") shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall belong solely to PolyMet US Newco and shall not pass to or be claimed by the Company or Teck. Accordingly, the Company and Teck shall not have access to any Privileged Communications or to the files of PolyMet Legal Counsel. Without limiting the generality of the foregoing:

(i) PolyMet US Newco shall be the sole holder of the attorney-client privilege with respect to such engagement, and none of the Company or Teck shall be a holder thereof;

(ii) to the extent that files of PolyMet Legal Counsel in respect of such engagement constitute property of the client, only PolyMet US Newco shall hold  such property rights;  and

(iii) PolyMet Legal Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company or Teck by reason of any attorney-client relationship between PolyMet Legal Counsel and the Company or otherwise.

Notwithstanding the foregoing, in the event that a dispute arises between Teck or its Affiliates, on the one hand, and a third party other than PolyMet US Newco or its Affiliates, on the other hand, Teck or its Affiliates may assert the attorney- client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Teck nor its Affiliates may waive such privilege without the prior written consent of PolyMet US Newco. If Teck or its Affiliates are legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent permitted by Applicable Law, then Teck shall immediately (and, in any event, within two Business Days) notify PolyMet US Newco in writing so that PolyMet US Newco can seek a protective order.

ARTICLE 7
PROGRAMS AND BUDGETS

7.1 Operations Pursuant to Programs and Budgets

Except as otherwise provided in Section 5.18(d)(i) and in Article 18 and in respect of Permitted Overruns, following the Effective Date, Operations shall be conducted, Costs shall be incurred, and Assets shall be acquired only pursuant to Programs and Budgets (or deemed adopted) pursuant hereto.

7.2 Committed Work Program and Budget

(a) Attached hereto as Exhibit J is the Committed Work Program and Budget and the corresponding Funding Plan pursuant to which the Members have agreed to:

(i) carry out Operations with respect to the feasibility study design and engineering work and site early works necessary to keep those Authorizations in respect of the NorthMet Project issued prior to the Effective Date (collectively, the "Current NorthMet Permits") in good standing or to have them reinstated, as the case may  be;

(ii) [Redacted -  Commercially sensitive information];

(iii) conduct certain further studies to inform alternatives for future development of the Two Projects and advance related baseline  studies;

(iv) [Redacted -  Commercially sensitive information],

in each case subject to, and as set out in greater detail in, Exhibit  J.

(b) On the Effective Date, the Board of Managers shall be deemed to have adopted the Committed Work Program and Budget by Ordinary Decision (including the corresponding Funding Plan).

7.3 Initial Construction Program and Budget

Following the completion of the Operations contemplated under the Committed Work Program and Budget and any Pre-AFE Program and Budget approved hereunder, the Board of  Managers shall direct the Management Team to, in consultation with the Finance and Audit Committee and the Technical Committee, prepare a draft Program and Budget (the "Initial Construction Program and Budget") that contemplates the Development and construction of    a Mine on or in respect of the NorthMet Project (the "NorthMet Construction") and a Project Sanction AFE, together with a corresponding Funding Plan [Redacted - Commercially sensitive information].The Management Team shall be instructed to complete the preparation of the draft Initial Construction Program and Budget and the draft Funding Plan in respect thereof, no later than the date that is 90 days after the date (the "Project Approval Date") of the receipt (or reinstatement, as the case may be) of all necessary Authorizations in addition to the Current NorthMet Permits (collectively, the "Project Approvals") to commence the NorthMet Construction. Following the preparation of the draft Initial Construction Program and Budget, together with a draft Funding Plan in respect thereof, the Management Team shall submit such draft documents, together with the recommendation thereon of the Finance and Audit Committee, to the Board of Managers for its consideration and approval as part of a Project Sanction AFE under Section 5.13.

7.4 Other Programs and Budgets

(a) Other than in respect of the Committed Work Program and Budget and the Initial Construction Program and Budget, each proposed Program and Budget (including each Pre-AFE Program and Budget, each Operating Program and Budget, each FS Program and Budget, each Closure Program and Budget and each Supplemental Project and Budget), and the corresponding Funding Plan, shall be prepared by the Management Team in consultation with the Technical Committee and the Finance and Audit Committee for a Program Period of one year or any other period approved by the Board of Managers, shall be reviewed by the Finance and Audit Committee (which shall make a non-binding recommendation to the Board of Managers with respect thereto), and thereafter the Board of Managers shall submit such proposed Program and Budget (together with the recommendation of the Finance and Audit Committee thereon) to the Board of Managers for review and consideration. All proposed Programs and Budgets prepared in accordance with this Section 7.4(a) may be adopted  only upon a favorable vote of the Board of Managers by way of an Ordinary Decision. Each Program and Budget adopted by the Board of Managers under this Agreement, regardless of length, shall be reviewed at least once a Year at a meeting of the Board of Managers. During each Program Period of an adopted Program and Budget prepared in accordance with this Section 7.4(a) in respect of which Operations contemplated thereunder are expected to continue past the then-current Program Period and at least 60 days prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Management Team in consultation with the Technical Committee and the Finance and Audit Committee, shall be reviewed by the Finance and Audit Committee (which shall make a non-binding recommendation to the Board of Managers with respect thereto), and submitted to the Board of Managers for approval and adoption.

(b) Not later than 90 days prior to the anticipated date of completion of the NorthMet Construction, the Management Team shall, in accordance with Section 7.4(a), prepare and submit to the Board of Managers for adoption by Ordinary Decision, a Program and Budget and corresponding Funding Plan for Mining in respect of all Mines and Exploration to be conducted in respect of any part of the Two Projects (an "Operating Program and Budget") covering the remainder of the Year during which such completion is expected to occur, unless there are less than four calendar months remaining in such Year, in which event the Program Period for such initial Operating Program and Budget shall cover the remainder of such Year and the next Year. Thereafter, Operating Programs and Budgets shall be prepared and submitted to the Board of Managers in accordance with Section 7.4(a), provided that each Operating Program and Budget shall, in addition to those applicable elements described in Section 7.9, contain the following:

(i) a detailed production physicals plan to support a description of the proposed Mining;

(ii) a detailed estimate of all Costs by category, including capital Costs and operating Costs and funding of Continuing Obligations, plus a reasonable allowance for contingencies;

(iii) an estimate of the quantity and quality of the ore to be mined and the Products to be produced;

(iv) an estimate of revenues and other cash receipts to be received by the Company from the sale of Products;

(v) a general "look forward" budget forecast for the 12-month period immediately following the Program Period for such proposed Operating Program and Budget;

(vi) if applicable, the proposed Exploration Operations, including Exploration targets and drilling programs to be carried out in respect of any part of the Two Projects;

(vii) such other facts as may be necessary to illustrate the results intended to be achieved by the Operating Program and Budget;  and

(viii) an estimate of the sources and uses of funds, including estimated funds which will be required from the Members by way of Member Funding,  if any, together with the estimated timing of any such requirements, as well as estimated timing of any distributions of Distributable Cash.

(c) The Management Team shall monitor the remaining expected life of mine of Operations and once it has made a good faith determination that Operations at any Mine at the Two Projects and related Facilities are expected to cease within a period of three years, it shall prepare and submit to the Board of Managers a notice thereof (an "Impending Decline Notice"). When Operations at any Mine at the Two Projects and related Facilities cease or are scheduled to cease, the Management Team shall, in accordance with Section 7.4(a), prepare and submit to the Board of Managers for adoption by Ordinary Decision, a Program and Budget and corresponding Funding Plan for Closure Operations in respect of such Mine (a "Closure Program and Budget"). If Closure Operations are not completed prior to completion of the Program Period for the initial adopted Closure Program and Budget, the Management Team shall propose additional successive Closure Programs and Budgets in accordance with Section 7.4(a) for the continuation of Closure Operations until completed. Each proposed Closure Program and Budget shall have a Program Period of one Year unless otherwise approved by the Board of Managers by Ordinary Decision and shall be prepared in compliance with any closure plans adopted in respect of the Company from time to time.

(d) The Management Team shall promptly notify the Board of Managers of any anticipated Cost overruns in excess of the Regular Overrun Threshold or in excess of any Major Overrun Threshold and shall, together with such notification, provide a proposed supplemental Program and Budget (a "Supplemental Program and Budget") and related Funding Plan in respect of such overrun,  other than in respect of any overrun in respect of an MPE Program and Budget funded pursuant to an MPE Sole Fund. The Board of Managers may, by: (a) Ordinary Decision in accordance with Section 5.15(c), adopt such proposed Supplemental Program and Budget and corresponding Funding Plan in respect  of a proposed excess over the Regular Overrun Threshold; or (b) Special  Majority Decision in accordance with Section 5.16(b), adopt such proposed Supplemental Program and Budget and corresponding Funding Plan in respect  of a proposed excess over the Major Overrun Threshold. Except as adopted by the Board of Managers in advance pursuant to this Section 7.4(d), the Management Team may not exceed the Regular Overrun Threshold or the Major Overrun Threshold in respect of any particular Program and Budget adopted by the Board of Managers. Subject to the foregoing, if the Management Team exceeds an adopted Program and Budget by an amount less than the Regular Overrun Threshold, any such Cost excess (the "Permitted Overruns") shall be funded through Member Funding pro rata in proportion to each Member's respective Percentage Interest as at the time such Permitted Overrun  occurs.

(e) For greater certainty, during any particular Year, the Board of Managers may adopt, and the Management Team may simultaneously perform Operations contemplated under the Committed Work Program and Budget and under adopted Pre-AFE Programs and Budgets, Operating Programs and Budgets, FS Programs and Budgets, Closure Programs and Budgets, Supplemental  Programs and Budgets, MPE Programs and Budgets, and any other Programs and Budgets adopted by the Board of Managers in accordance with this Agreement, or any combination of the foregoing as the Board of Managers may adopt from time to time.

7.5		Funding Plans and Member Funding

	(a)	All Costs shall, to the extent not funded by the Company from its gross revenue or otherwise through Project Financing, be funded by the Members through Member Funding, in accordance with the Funding Plan adopted by the Board of Managers in respect of each adopted Program and Budget or otherwise in accordance with the funding of Minimum Costs in accordance with Section 5.18(b) and the funding of Permitted Overruns in accordance with Section 7.4(d).

	(b)	Member Funding amounts paid to the Company by a Member pursuant to an adopted Program and Budget or in accordance with the funding of Minimum Costs pursuant to Section 5.18(b) and the funding of Permitted Overruns in accordance with Section 7.4(d) shall be credited to that Member's Capital Account and Tax Allocation Account in accordance with Exhibit D.

	(c)	Member Funding amounts paid to the Company by a Member in accordance with this Agreement shall constitute Member Capital Contributions or Member Loans or any combination thereof (such allocation to be determined by the Board of Managers as part of the adoption of each proposed Funding Plan or otherwise determined by the Board of Managers as required from time to time in respect the funding of Minimum Costs and Permitted Overruns, provided Member Funding shall, to the maximum extent possible, be funded by way of Member Loans) by each Member on identical terms based on each such Member's Percentage Interest so that going forward the Ownership Interest held by each Member and their respective Member Loans shall each be in proportion to their respective Percentage Interests.

	(d)	The Company, the Board of Managers and the Members shall take all necessary steps to complete and execute all necessary documentation and make any necessary filings to appropriately structure, document and record all Member Funding payments received by the Company so as to effect the results described in Section 7.5(c) and otherwise in accordance with Exhibit D.

7.6		Election to Participate; Dilution

	(a)	Subject to Section 7.6(c), by written notice delivered by a Member to the Management Team and the other Members within the relevant Election Time Period after the adoption of a Program and Budget in accordance with Section 7.3 and Section 7.4, and notwithstanding the Board of Managers vote concerning adoption of the Program and Budget, a Member may elect to participate in the adopted Program and Budget:

(i) in the amount that is equal to its Percentage Interest of such adopted Program and Budget;

(ii) in some lesser amount than its Percentage Interest of such adopted Program and Budget; or

(iii) not  at all,

provided that a Member may only elect to participate in an adopted MPE Program and Budget prepared on the basis of a Feasibility Study funded pursuant to a FS Sole Fund if it has made a Retroactive Funding Election and paid the amounts in respect thereof in accordance with Section 5.18(g)(ii) and shall otherwise be deemed to have made the funding election described in Section 7.6(a)(iii) in respect thereof.

(b) If a Member fails to notify the Management Team and the other Members pursuant to Section 7.6(a) of the extent to which it elects to participate in an adopted Program and Budget, such Member shall be deemed to have elected not to contribute at all to such Program and Budget.

(c) Notwithstanding Section 7.6(a), in relation to the Committed Work Program and Budget, each Member has agreed to participate in the funding of the Committed Work Program and Budget in the amount equal to its Percentage Interest of the Committed Work Program and Budget and shall not be permitted to elect to participate in any lesser amount.

(d) If a Member (the "Non-Contributing Member") elects, or is deemed to have elected, to contribute to an adopted Program and Budget in some lesser amount than its Percentage Interest of such adopted Program and Budget, or not to contribute at all (pursuant to Sections 7.6(a) or 7.6(b)), and each other Member  (a "Contributing Member") elects to contribute an amount equal to its  Percentage Interest thereof, a Contributing Member may elect within 15 Business Days of the Non-Contributing Member's election or deemed election, by written notice to the Non-Contributing Member and any other Contributing Member, to fund all of the shortfall (or its pro-rata portion thereof in the event of more than one Member making such election) in the contributions to the adopted Program and Budget due to the Non-Contributing Member's election or deemed election (the "Shortfall").

(e) If a Contributing Member fails to make an election within the time prescribed in Section 7.6(d), it shall be deemed to have elected not to contribute the relevant Shortfall.

(f) In the event that the Shortfall is not fully funded by the Contributing Members, the Board  of  Managers  shall,  to the extent  permissible,  instruct  the  Management Team to adjust the relevant adopted Program and Budget to reflect the funds available from the elected Member Funding  contributions,  provided that if  such  an adjusted Program and Budget is not reasonably practicable, the Board of  Managers shall cancel and rescind such adopted Program  and  Budget  and  may instruct the Management Team to propose a new Program and Budget. To the    extent that the Non-Contributing Member has elected to contribute some lesser amount  than  would  be  its  Percentage  Interest  of  the  adopted  Program  and Budget, it  shall contribute such amounts through Member Funding to the    Company in such a manner so as to preserve, to the extent possible, the funding allocation under the Funding  Plan on a pro rata    basis.

(g) If all of a Shortfall is funded by Contributing Members pursuant to Section 7.6(d), the relevant adopted Program and Budget shall stand and the Members' contributions by Member Funding to Costs required in relation to the adopted Program  and Budget shall  be  as follows:

(i) the Non-Contributing Member shall not, at any time thereafter, contribute any portion of the Shortfall but shall remain liable to contribute and shall contribute any amount which it has elected to contribute pursuant to  Section  7.6(a); and

(ii) each Contributing Member that has elected to fund the Shortfall shall contribute:

A. in the amount that is equal to its Percentage Interest of such Program and Budget; and

B. the Shortfall it has elected to fund in accordance with Section 7.6(d); and

(iii) each Contributing Member that has elected to fund the Shortfall shall contribute its respective Shortfall amounts to the Company through Member Funding in such a manner as to preserve, to the extent possible, the funding allocation under the Funding Plan on a pro rata basis.

(h) In the event that:

(i) a Non-Contributing Member makes or is deemed to make an election under either Section 7.6(a)(ii) or Section 7.6(a)(iii) and the relevant Program and Budget is not withdrawn pursuant to Section 7.6(f), the Percentage Interest of the Non-Contributing Member shall be provisionally recalculated effective as of the first day of the Program Period for the relevant Program and Budget; or

(ii) an MPE Sole Fund has occurred, the Percentage Interest of the Non-Sole Funding Member shall be finally recalculated effective as of the earlier of the MPE Completion Date or the MPE Default Date, as the case may be, in respect of such MPE Sole Fund,

(such date of recalculation of the Members' Percentage Interests, the "Dilution Date"), in each case in accordance with Section 7.6(i).

(i) A recalculation of:

(i) a Non-Contributing Member's Percentage Interest pursuant to Section 7.6(h)(i) shall be determined as of the Dilution Date according to the following formula:

PI	=	($[Redacted - Commercially sensitive information] (being the deemed historical Costs of the Non- Contributing Member) + B) / ($[Redacted - Commercially sensitive information] (being the aggregate deemed historical costs of both Members) + C + D)

Where:

PI	=	The provisionally recalculated Percentage Interest of the Non-Contributing Member expressed as a percentage;

B	=	All Costs actually funded or deemed funded by the Non-Contributing Member subsequent to the Effective Date (including in respect of the current Program and Budget in respect of which such formula is being applied and including deemed amounts in the event that the Non-Contributing Member has at any time been a Non-Defaulting Member where Accelerated Dilution was deemed to be applied to a Defaulting Member);

C	=	All Costs actually funded or deemed funded by all Members subsequent to the Effective Date (including in respect of the current Program and Budget in respect of which such formula is being applied and all amounts deemed to be applied as Accelerated Dilution in prior periods);

D	=	Any adjustment, if any, resulting from a current Event of Default made in the circumstances contemplated by Section 15.3(a)(iii) with respect to such Non- Contributing Member by the addition of the Accelerated Dilution amount based on the relevant Payment Default; and

(ii) a Non-Sole Funding Member's Percentage Interest pursuant to Section 7.6(h)(ii) in respect of an MPE Sole Fund shall be determined according to the principles set out in Exhibit G.

(j) In the event of dilution of a Non-Contributing Member's Percentage Interest  pursuant  to  Section  7.6(i)(i),  the  Percentage  Interest  of  each  Contributing Member shall be increased with effect from the Dilution Date by its pro rata  amount of the reduction in the Percentage Interest of the Non-Contributing  Member.  In the event  of the  dilution  of  a  Non-Sole  Funding  Member's Percentage Interest  pursuant  to  Section  7.6(i)(ii), the  Percentage Interest of  the Sole Funding Member shall be increased with effect from the Dilution Date by the amount of the reduction in the Percentage Interest of the Non-Sole Funding  Member.

(k) For greater certainty, a Shortfall that a Contributing Member contributes pursuant to Section 7.6(d) shall be deemed to be a contribution of such Contributing Member and not of the relevant Non-Contributing Member.

(l) For greater certainty, in applying the formula in Section 7.6(i)(i), Cover Payment Loans made by a Member shall not be taken into account as contributions of the Member that has made such Cover Payment Loans, but rather as contributions  of the relevant Defaulting Member (except if the formula in Section 7.6(i)(i) is being applied as a result of Accelerated Dilution in accordance with Section 15.3(a)(iii), in which case such Cover Payment Loans shall be taken into account as contributions of the Member that has made them, rather than as contributions of the relevant Defaulting Member).

(m) Whenever the Percentage Interests are recalculated pursuant to this Section 7.6  or pursuant to Section 7.8, a proportionate share of the Capital Account attributable to the reduced Percentage Interest of the Non-Contributing Member or the Non-Sole Funding Member, as the case may be, shall be transferred to the Contributing Members or the Sole Funding Member, as the case may be, to accurately reflect such recalculated Percentage  Interests.

(n) As an example for illustrative purposes only, sample dilution calculations are set out in Exhibit F.

(o) Notwithstanding Section 7.6(a) or any other provisions of this Agreement, once an Impending Decline Notice has been delivered in accordance with Section 7.4(c), no Member shall be permitted to elect, or deemed to elect, to contribute to an adopted Program and Budget in some lesser amount than its Percentage Interest of such adopted Program and Budget, or not to contribute at all  (pursuant to Sections 7.6(a) or 7.6(b)) in respect of any Programs and Budgets, including, for the avoidance of doubt, all Closure Programs and Budgets.

7.7 Prior Funded Costs

For the purposes of all calculations of contributions in accordance with Section 7.6 and Section  7.8, any Costs funded by the Members prior to the Effective Date in excess of the initial

$[Redacted - Commercially sensitive information] Capital Account balance which each Member is deemed to have contributed to the Company as historical costs, shall be  disregarded.

7.8 Final Recalculation

In the event that, in relation to any particular Program and Budget adopted pursuant to Section 7.4(a), a Non-Contributing Member has had its Percentage Interest diluted in accordance to Section 7.6(h), then, within 90 days of the conclusion of the Program Period for such Program and Budget, the Management Team shall finally recalculate each Member's Percentage Interest (applying the formula in Section 7.6(i)(i)) to reflect actual contributions made during the Program Period of  such Program and Budget.  Each Member shall retain all of  its rights and all of its obligations, including the right to participate in future Programs and  Budgets  in accordance with  its final  recalculated Percentage  Interest.

7.9 Content of Programs and Budgets

(a) All Budgets shall include:

(i) all field and salary  Costs;

(ii) capital Costs, indicating the item and type of each such head of capital Costs, the necessity therefor and the time of each expenditure  thereof;

(iii) payments required by Applicable Laws;

(iv) Costs  of  Environmental Compliance;

(v) Costs of maintaining the Properties and Assets in good standing;

(vi) an estimate of revenues and other cash receipts expected to be  received;

(vii) all accrued Costs, such as employee liabilities and environmental reclamation Costs;

(viii) an estimate of sources and disposition of funds, loan service amortisation and working capital requirements, including estimated financing requirements and their proposed sources and costs, the estimated timing of such requirements or payments;

(ix) the estimated dates and amounts of all Cash Calls anticipated during the Program Period; and

(x) costs related to implementing safety plans to minimize injuries or risk to life,

for the relevant Program Period and, in addition, the Management Team shall be entitled to include in each Budget a reasonable allowance for contingencies.

(b) Each Program shall include a statement in reasonable detail of the proposed Operations and the objectives to be accomplished by the Management Team in respect of such Program.

ARTICLE 8

CASH CALLS AND SETTLEMENTS

8.1 Cash Calls

(a) Prior to the last day of each calendar quarter, or as required from time to time in accordance with Section 8.1(b), the Management Team shall submit an invoice to:

(i) each Member that elected (or which was deemed to have elected) to contribute to the Programs and Budgets then in effect (including the Permitted Overruns in respect of any such Program and Budget) for such Member's share of estimated Costs based on each Member's elected or deemed elected contribution under Section 7.6(a) in respect of each such Program and Budget;

(ii) each Member pursuant to the Management Team's funding of Minimum Costs in accordance with this Agreement for such Member's share of such Minimum Costs based on each Member's Percentage Interest;  and

(iii) the Sole Funding Member in the case of an FS Sole Fund or an MPE Sole Fund for 100% of estimated Costs during the relevant Sole Fund Period;

(in the case of Sections 8.1(a)(i) and 8.1(a)(ii), less any Costs the Management Team determines, in its sole discretion but subject to Article 10, to fund out of gross revenues of the Company) in respect of Costs required to be funded thereunder for the next ensuing calendar quarter (each, a "Cash Call"). The Board of Managers may establish more or less frequent Cash Calls by a Special Majority Decision in accordance with Section 5.16(j).

(b) Within 30 days after receipt of each Cash Call, each Member shall advance to the Company the amount specified in such Cash Call. If the amount invoiced in a Cash Call for the estimated Costs to be incurred for calendar quarter, or such other interval, to which such Cash Call relates is less than the actual Costs incurred or charged during such calendar quarter, or such other interval, to which such Cash Call relates, the Management Team may invoice the Members for the difference (also, a "Cash Call") at any time, and the Members shall advance the difference within 10 days following receipt of such Cash Call. The Management Team shall record in the records of the Company all funds received from the Members as Member Funding pursuant to Cash Calls.

(c) Subject to the funding allocation made in accordance with Section 7.5(c), each Cash Call shall indicate, based on the relevant Funding Plan or as otherwise determined by the Board of Managers in respect the funding of Minimum Costs and Permitted Overruns as required from time to time, the quantum of the Member Capital Contributions and Member Loans of which the payment of each Member under such Cash Call should consist.

(d) Time shall be of the essence in respect of payment of all Cash Calls.

8.2 Failure to Meet Cash Calls

A Member that fails to meet a Cash Call in the amount and at the time specified in Section 8.1 (a "Payment Default") shall be in default, and the amount of the defaulted Cash Call shall bear interest from the date due at an annual rate equal to the Term SOFR plus 10% until the earlier of such time as such Payment Default is paid in full or the Non-Defaulting Member makes an election pursuant to Section 15.3(a). Such interest  shall accrue to the benefit  of  and be payable    to the Company, but such interest shall not be taken into account in applying the formula in  Section 7.6(i)(i) other than when applying Accelerated Dilution. In addition to any other rights and remedies available to it  pursuant to Applicable Law,  the Non-Defaulting Members shall have those other rights, remedies, and elections specified in Article 15.

ARTICLE 9
AUDITS

9.1 Audits

(a) Upon request by any Member within 90 days after the end of a fiscal year, the Management Team shall order an audit of the accounting and financial records of the Company. Such audit shall be completed by the Auditors. The audit shall be completed by the Auditors within 60 days following such order. The audit shall be conducted in accordance with applicable auditing standards and shall cover all books and records maintained for the Company pursuant to this Agreement, all Assets and Encumbrances of the Company and all transactions of the Company and Operations conducted during such fiscal year, including production and inventory records and all Costs for which the Management Team sought funding under this Agreement, together with all other matters customarily included in such audits. The cost of all audits under this Section shall be charged to the Company. The Management Team shall distribute the audit report to the Company, the Members and the Board of Managers as soon as reasonably practicable upon the completion thereof. All written exceptions to and claims upon the Management Team for discrepancies disclosed by such audit shall be made not more than 90 days after receipt of the audit report by the Members.

Failure to make any such exception or claim within such period shall mean the audit is deemed to be correct and binding upon the Members and the Company.

(b) Notwithstanding any audit conducted pursuant to Section 9.1(a), each Member shall have the right to conduct an independent audit of all Company books, records and accounts maintained by the Management Team under this Agreement, provided that any audit by a Member shall be at the sole cost of the Member electing to conduct such an audit and such audit shall be limited to transactions of the Company or Operations undertaken during the current Year and the previous Year. A Member may request that any of its Representatives attend, participate and/or conduct all or any portion of such audit. The requesting Member shall give the Management Team and other Members at least 30 days' prior notice of any such audit. Any audit conducted on behalf of a Member shall be made during the Company's normal business hours and shall not interfere unreasonably with Operations. All written exceptions to and claims upon the Management Team for discrepancies disclosed by such audit shall be made not more than 90 days after commencement of the audit, or they shall be deemed waived.

ARTICLE 10
DISTRIBUTABLE CASH

10.1 Determinations and Distribution of Distributable Cash

(a) The Members recognize that the definition of Distributable Cash set forth in Exhibit C cannot contemplate all of the circumstances that may arise during the term of this Agreement and, accordingly, confirm their mutual general intention that subject to the prudent financial management of the Company, its excess cash shall be distributed to the Members.

(b) At any time after the Commencement of Commercial Production in respect of the Mine constructed as part of the NorthMet Construction, the Company, subject to Applicable Law, shall at least quarterly, distribute to the Members its Distributable Cash  in  such  form  or  manner  as  determined  by  the  Board  of  Managers  by Special Majority Decision in accordance with Section 5.16(k) or, failing such determination, in the following order of priority:

(i) payment of accrued but unpaid interest, if any, under the terms of any outstanding Member Loans pro rata to the amount of outstanding Member  Loans made by each  Member;

(ii) the Tax Distribution Amounts to the Members in proportion to their respective  Percentage Interests;

(iii) repayment of the principal amount of any other outstanding Member Loans, pro rata to the amount of outstanding Member Loans made by each Member;

(iv) payment of distributions in respect of each Member's Ownership Interest to the extent permitted by Applicable Law;

(v) as a return of capital (including by way of reduction of capital) to the extent permitted by Applicable Law;  and

(vi) to make non-interest bearing loans to the Members in proportion to their respective  Percentage Interests,

provided that so long as Member Loans remain outstanding, distributions of Distributable Cash shall be made only with respect to items (i), (ii) and (iii) above unless otherwise approved by the Board of Managers by Unanimous Decision in accordance with Section 5.17(k). The term "Tax Distribution Amounts" means the total amounts received by the Members under Section 10.1(b)(ii) such that, as reasonably determined by the Board of Managers, the amount received by each Member under Section 10.1(b)(ii) will be no less than such Member's U.S. income tax liabilities (including estimated taxes) in respect of the Company's income that would be allocated to such Member for such period under this Agreement.

(c) Except as otherwise permitted under this Agreement or approved by the Board of Managers by Unanimous Decision in accordance with Section 5.17(k), all distributions of Distributable Cash or otherwise, shall be made concurrently to the Members in the same form and in proportion to their respective Percentage Interests.

ARTICLE 11
PRODUCTION AND OFFTAKE

11.1 [Redacted - Commercially sensitive information]

(a) [Redacted -  Commercially sensitive information]

(b) [Redacted -  Commercially sensitive information]

(c) [Redacted -  Commercially sensitive information]

(i) [Redacted -  Commercially sensitive information]

(ii) [Redacted -  Commercially sensitive information]

11.2 Hedging

Unless in compliance with the Hedging Policies adopted by the Board of Managers by    Unanimous Decision in accordance with Section 5.17(l) or otherwise required pursuant to an approved Funding Plan, the Company shall not enter into metals price hedging arrangements in respect of Products. Notwithstanding the foregoing, each Member may, without requiring    approval from  the other Members or the Board of Managers, pursue its own  metals price    hedging strategies outside of Operations or the Two Projects, provided that any such hedge arrangements shall recognize the priority charge over the Members' Ownership Interests to be granted in favour  of  Lenders  pursuant  to any Project Financing.

ARTICLE 12

ACQUISITIONS WITHIN  AREA OF  INTEREST

12.1 General

(a) The Management Team, on behalf of the Company, may, from time to time, apply for or acquire Mineral Rights, surface and subsurface rights and interests, and/or other ancillary rights and interests including rights and interests with respect to water, access and use over areas that fall in whole or in part within the Area of Interest.

(b) If, from time to time after the Effective Date, Mineral Rights, surface and subsurface rights and interests, and/or other ancillary rights and interests, including rights and interests with respect to water, access, and use are issued to or acquired by a Member or an Affiliate of a Member (the "Acquiring Member") over areas that are in whole or in part within the Area of Interest (the "Acquired Rights"), the Acquiring Member shall promptly provide written notice (the "AOI Acquisition Notice") containing full particulars of the Additional Rights but only as to those areas or those parts of areas that actually fall within the Area of Interest (the "Additional Rights"), including the costs of acquisition (the "Acquisition Costs") which are to be estimated in such notice, to the other Member (the "Non-Acquiring Member"), the Management Team and to the Board of Managers.

(c) Following their acquisition by the Acquiring Member, the Additional Rights shall automatically be deemed to be included in the Properties and, if the Non-  Acquiring Member approves (in writing) the acquisition of the Additional Rights within 60 days of its receipt of the AOI Acquisition Notice, the Acquiring Member shall promptly Transfer the Additional Rights to the Company as directed by the Management Team, and such Additional Rights shall thereafter be included in    and form part of the Properties for all purposes of this Agreement.

(d) If the Non-Acquiring Member fails to provide written notice of its approval of the acquisition of the Additional Rights within 60 days of its receipt of the AOI Acquisition Notice, the Additional Rights shall not form part of the Properties, in which case the trust over the Additional Rights shall terminate, and the Acquiring Member  shall not be obligated to Transfer such Additional Rights to the    Company and shall retain all of the rights and obligations with respect thereto.

(e) Upon conveyance of Additional Rights to the Company, the Company shall reimburse the Acquiring Member for the actual Acquisition Costs attributable to the  Additional  Rights so conveyed.

(f) The provisions of this Article 12 shall continue to apply to a Member (and its Affiliates) that ceases to be a party to this Agreement for any reason for 2 years thereafter, regardless of the termination hereof.

12.2 Public Acquisitions

(a) Notwithstanding Section 12.1, each Member shall be entitled to engage in the following transactions and any rights or interests acquired thereby shall be deemed not to be Additional Rights and the acquiror thereof shall be deemed not to be an Acquiring Member:

(i) the acquisition of any or all of the outstanding securities of a Person with securities listed on a Recognized Exchange;  and

(ii) the acquisition of Mineral Rights, surface and subsurface rights and interests, and/or other ancillary rights and interests, including rights and interests with respect to water, access, and use within the Area of Interest from a Person where such Mineral Rights, surface and subsurface rights and interests, and/or other ancillary rights and interests, including rights and interests with respect to water, access, and use within the Area of Interest do not constitute a material portion of the totality of the assets thereby acquired from such Person.

(b) In addition, any claims, Authorizations, leases, licenses or other forms of tenure or other forms of mineral, subsurface, or surface tenure or rights or interests of any kind associated with, substituted, renewed or amended in respect of the interests acquired pursuant to the exceptions in Sections 12.2(a)(i) and 12.2(a)(ii) or issued in consequence of such interests, whether extending over a greater or lesser area than such interests, shall be deemed not to be Additional  Rights.

12.3 Acquisitions Outside the Area of Interest

(a) The Members agree that the Board of Managers may from time to time consider and approve by Special Majority Decision in accordance with Section 5.16(m), the acquisition on behalf of the Company of Mineral Rights, surface and subsurface rights and interests, and/or other ancillary rights and interests, including rights and interests with respect to water, access, and use, outside the Area of Interest (such acquisition, an "Acquisition").

(b) Each Member and its Affiliates shall be free to acquire Mineral Rights, surface    and subsurface rights and interests, and/or other ancillary rights and interests, including rights and interests with respect to water, access, and use, over areas falling wholly outside the Area of Interest without first offering the opportunity to acquire such Mineral Rights, surface and subsurface rights and interests, and/or other ancillary rights and interests, including rights and interests with respect to water, access, and use, outside the Area of Interest to the Company. Notwithstanding the foregoing, no Member or Affiliate thereof or any Person acting jointly or in concert with the Member or an Affiliate thereof may acquire or attempt  to acquire  such  rights  (or  any  interest  therein)  in  the  event  that  such rights are subject to a potential Acquisition which has then been proposed to the Board of Managers in writing by the Management Team or by another Member  prior to the date of such first Member's (or its Affiliate's) acquisition of such rights, until the earlier of: (i) the rejection by the Board of Managers of such proposed Acquisition; or (ii) the date that is 60 days after such proposed Acquisition was    first formally proposed to the Board of  Managers.

(c) To the extent that a Member or its Affiliates acquires any Mineral Rights, surface and subsurface rights and interests, and/or other ancillary rights and interests, including rights and interests with respect to water, access, and use  notwithstanding the restriction  described in  Section  12.3(b), such Member shall  be deemed to hold, directly or indirectly, any such rights in trust for the Company until  the  date described in Section  12.3(b).

(d) A Member may not propose an Acquisition if it has previously proposed to make such Acquisition in the prior 180  days.

ARTICLE 13
PROPERTIES

13.1 Royalties, Production Taxes and Other Payments Based on Production

All required payments of production royalties, Taxes based on production of Products, and other payments out of production to Third Parties and Governmental Authorities, shall be determined and made by the Company in a timely manner and otherwise in accordance with Applicable Laws and the terms of any relevant agreement. The Management Team shall furnish to the Board of Managers and the Members evidence of timely payment for all such required payments. In the event the Company fails to make any such required payment, any Member shall have the right to make such payment and shall thereby become subrogated to the rights of such payee; provided, however, that the making of any such payment on behalf of the Company shall not constitute acceptance by the paying Member of any liability to such payee for the underlying obligation and such paying Member shall be promptly reimbursed by the Company for such payment.

13.2 Abandonment or Surrender of Properties

The Board of Managers may, from time to time, by Ordinary Decision, authorize the      Management Team to,  on behalf  of the Company,  surrender or abandon any part  of the  Properties  (the  "Abandoned  Property").  If  the  Board  of  Managers  authorizes  any  such surrender  or  abandonment  of  Abandoned  Property  over  the  objection  of  a  Member,  the Company shall, if requested to do so by the objecting Member, assign, for no consideration, to      the objecting Member or such other Person as the objecting Member specifies, by appropriate instrument of transfer and without cost to the Company, all of the Company's interest in the Abandoned Property on an "as-is", "where-is" basis. Upon a transfer to an objecting Member of    an Abandoned Property pursuant to this Section 13.2, the objecting Member shall be entitled to copies of all information and data (other than interpretive data)  acquired or generated hereunder  with respect to the Abandoned Property prior to the date of such transfer and not previously furnished to it and thereafter to use such information and data for its own purposes. The  Management  Team  and the  Company shall  not  be  required to make,  and shall  not  be deemed to make, any representation or warranty as to the accuracy or completeness of such information and data and shall not be liable on account of the use of such information and data by the objecting Member or any other Person. The Member receiving the Abandoned Property transferred pursuant to this Section 13.2 shall indemnify the other Members, the Management Team, and the Company against any obligations and liabilities (including Environmental Liabilities and obligations or liabilities related to reclamation or shut-down or any Applicable Laws, regulations, policies or requirements relating thereto) related to such Abandoned Property. The Transfer of the Abandoned Property shall be considered a distribution in kind to the receiving Member but the net value of such distribution shall be considered to be de minimis. Upon the completion of such transfer, such transferred Abandoned Properties shall cease to be part of the Properties and shall cease to form part of the basis of the determination  of the Area of Interest, to the extent applicable, under this Agreement.

13.3 Reacquisition

Subject to the provisions of Section 13.2, if any Abandoned Property is abandoned or surrendered by the Management Team, it shall cease to be Properties of the Company and, unless the Company is dissolved earlier, no Member nor any Affiliate thereof shall acquire any interest in such Abandoned Property or a right to acquire such Abandoned Property for a period of two years following the date of such abandonment or surrender. If a Member reacquires any such Abandoned Property in violation of this Section 13.3, the other Members or the Company may elect by notice to the reacquiring Member within 45 days after it has actual notice of such reacquisition, to have such Abandoned Property again be contributed to the Company and  made subject to the terms of this Agreement with the net value of such contribution being considered to be de minimis. In the event such an election is made, the reacquired Abandoned Property shall thereafter be treated as Properties of the Company, shall promptly be transferred to the Company by the reacquiring Member, and the costs of reacquisition shall be borne solely by the reacquiring Member and shall not be included for purposes of calculating the Members' respective Percentage Interests or Capital  Accounts.

ARTICLE 14
ASSIGNMENT AND SALE

14.1 General

(a) No Member shall Transfer its interest in and to this Agreement, including its Ownership Interest (collectively, the "Offered Interest") except as follows:

(i) a Transfer thereof to the Company as a Withdrawing Member in accordance with Section 3.4;

(ii) as part of a Transfer permitted by any of Sections 14.2 through 14.6, inclusive; or

(iii) a Transfer that occurs pursuant to Article 15.

(b) For greater certainty, the Offered Interest of any Member includes the entire Ownership Interest of a Member at any particular time and Member Loans held by such Member along with any entitlement to distributions of Distributable Cash and any entitlement to such Member's Principal Offtake (subject to the Glencore Offtake).

(c) The Parties agree that any Transfer of all or any part of PolyMet US Newco's Ownership Interest by PolyMet US Newco to Glencore, or any Indirect Transfer of PolyMet US Newco to Glencore, shall not trigger, nor shall be deemed to trigger, the pre-emptive purchase rights described in Section 14.3 and Section 14.4.

14.2 Further Limitations on Transfer of Offered  Interests

Any Transfer by a Member of its Offered Interest shall be subject to the limitation that no such Transfer may be made if:

(a) as a result, the other Members or the Company would become subject to any material restrictions of any Governmental Authority to which they were not subject prior to the proposed Transfer by reason of the nationality, residence, identity (including if such proposed transferee is a Sanctioned Person), number or other characteristics of the proposed transferee;

(b) as a result, the other Members or the Company would become subject to any additional material Taxation to which it was not subject prior to the proposed Transfer; or

(c) the Transfer is not permitted by Applicable Law or any term of any material agreement or material instrument affecting the Company, unless any required consent or approval is first obtained.

14.3 Right of First Refusal

(a) If at any time a Member (a "Vendor") receives a bona fide written offer from any Third Party that it is willing to accept to Transfer all but not less than all of the Vendor's Offered Interest, as a separate transaction for consideration payable wholly or partly in cash, which is otherwise permissible pursuant hereto (a "Third Party Offer"), the Vendor, before accepting the Third Party Offer, shall promptly deliver a notice (a "Vendor Notice") to each other Member (each, a "Recipient Member") and the Management Team, which Vendor Notice shall set out:

(i) the cash price expressed in dollars;

(ii) the name and address of the prospective purchaser, and if that Person is  a corporation, of each of the directors, officers and shareholders of that Person, of each of the individuals who ultimately directly or indirectly control or controls such Person (and of each of the directors, officers and shareholders of any intervening corporation in the chain of shareholders between such Person and such individuals, and of each of such intervening corporations) or, where such Person is a corporation whose shares are publicly traded and which files information publicly available through securities regulatory authorities in North America, the name of such corporation;

(iii) the terms and conditions of the proposed Transfer;

(iv) evidence sufficient to establish that such prospective purchaser has the power and capacity, including financial, to complete the purchase contemplated by the Third Party Offer, that the conditions set out in Section 14.6(b) shall be satisfied and that the completion of the purchase contemplated by the Third Party Offer shall comply with the limitations described in Section 14.2; and

(v) all other material terms of the Third Party  Offer,

together with a copy of the Third Party Offer signed by the Person making such Third Party Offer. Any such Vendor Notice shall constitute an offer by the Vendor to sell all but not less than all of its Offered Interest to the Recipient Members. The Sale Procedure shall apply in respect of such Vendor Notice and such Vendor Notice shall constitute a Trigger Offer.

(b) If  no  Recipient  Member delivers notice in  accordance with the Sale Procedure  that it is willing to purchase all, but not less than all, of the Offered Interest so as    to become an Accepting Member, the rights of the Recipient Members, except as hereinafter provided, to purchase the Offered Interest shall terminate and the  Vendor may sell all, but not less than all, of its Offered Interest to any Third Party within 90 days after the expiry of the relevant period specified in Section 14.6(a). Any such sale must, however, be at a price not less than the purchase price  contained in the Third Party Offer and on other terms no more favorable to such Third Party than those contained in the Third Party Offer. If the Offered Interest is not sold within such 90 day period on such terms, the rights of the Recipient Members  pursuant to this Section  14.3 shall again take    effect.

(c) If the Third Party Offer provides for non-cash consideration to be paid to the Vendor, the Vendor Notice must specify the Vendor's good faith estimate of the cash equivalent of such non-cash consideration, which estimate, if not accepted by a Recipient Member, shall be submitted to a Valuation Expert for final determination of the Fair Market Value.

(d) In the event that the Third Party Offer contemplates the purchase by the Third    Party of other unrelated assets of the Vendor together with the Offered Interest,      the  Recipient  Members  shall  be  entitled  to  purchase  only  the  Offered  Interest and, the Vendor Notice must specify the Vendor's good faith estimate of the cash equivalent value being offered by the Third Party for the Offered Interest and if  such estimate is not accepted by a Recipient Member, the question of the Fair  Market Value thereof shall be submitted to a Valuation Expert for final determination.

(e) No Member may circumvent the right of first refusal described in this Section 14.3 or in Section 14.4 by exercising its right to acquire the Offered Interest of a Vendor as an Accepting Member in effect on behalf of, or for the primary benefit    of or at the behest of a Third Party, including in connection with any financing arrangement with such Third Party in  relation to such  exercise that contemplates  the subsequent sale or Transfer of all or substantially all of the Offered Interest of    a Vendor acquired by such Member to such Third Party or its Affiliates at or following completion of the sale of the Vendor's Offered Interest to an Accepting Member.  Notwithstanding the foregoing,  any arrangement  entered into  among PolyMet US Newco and Glencore in respect of any transaction whereby Teck is a Vendor or a Target Member in accordance with this Article 14, shall not be nor shall be deemed to be a circumvention of the right of first refusal described in Section 14.3 or in Section 14.4 as described in this Section 14.3(e) so long as the outcome of any such arrangement is that PolyMet US Newco, Glencore or any combination thereof acquires all of the Offered Interest of Teck for their own account and not on behalf of, or for the primary benefit of or at the behest of any other Person.

14.4 Indirect Transfers

(a) An Indirect Transfer of a Member (in this Section 14.4, a "Target Member") shall  be deemed to be a Trigger Offer of the Target Member's Offered Interest for the purposes of Section 14.6. In that event, each other Member (a "Non-Target Member") shall be entitled to purchase such Offered Interest, in accordance with  the Sale Procedure, for the Fair Market Value thereof, provided that  notwithstanding anything to the contrary in this Agreement, in the event that the Members are not able to agree upon the Fair Market Value of the Offered      Interest, the question of the Fair Market Value of such Offered Interest shall be submitted to a Valuation Expert for final  determination.

(b) Each Member agrees to notify the other Members and the Company promptly and in writing of any Indirect Transfer that may occur as well as the details relating to such Indirect Transfer including, if applicable, the equivalent purchase price for the Offered Interest represented by the price paid or payable in the transaction that led to the Indirect Transfer and details relating to any new Persons then in control of the Target Member and any other information that any Non-Target Member reasonably requests.

14.5 Permitted Transactions

A Member may, without the consent of the other Members, and without triggering Sections 14.3 or 14.4, but subject to the other terms of this Agreement:

(a) Transfer all, or any part, of its Offered Interest to an Affiliate of the Transferring Member, provided that the Transferring Member and such Affiliate first enter into an agreement with the other Members and the Company, in form and content satisfactory to the other Members that provides that:

(i) such Transfer has no adverse tax consequences on any of the other Members or the Company;

(ii) the Affiliate shall be bound by and have the benefit of the provisions of this Agreement; and

(iii) the obligations of the original Member hereunder shall not in any way be released and shall continue in full force and effect and it shall remain responsible, as a guarantor, for compliance by its Affiliates with the obligations under this Agreement (including Section 14.5(a)(i)); and

(b) Encumber or permit an Encumbrance over (a "Security Interest") its Offered Interest to secure loans or advances made by, or debt obligations issued by, the Member to Lenders pursuant to the Project Financing or otherwise to finance a Member's funding of the Company's Operations.

14.6 Sale Procedure

(a) A Notified Member that receives or is deemed to receive a Trigger Offer shall be entitled to purchase all, but not less than all, of the Offered Interest (or its pro rata portion of such Offered Interest determined by its Percentage Interest in the  event of more than one Accepting Member) in accordance with the terms and conditions of the Third Party Offer (if the Trigger Offer has occurred under Section 14.3(a)), at the Fair Market Value thereof (if the Trigger Offer has occurred under Section 14.4 or under Section 15.3(c), as the case may be) or at 80% of the NPV thereof (if the Trigger Offer has occurred under Section 15.3(a)(i)), as the case may be, by such Notified Member (the "Accepting Member") delivering notice of the acceptance thereof (which may be the same notice as the Notice to Acquire, if applicable) to the Triggering Member and to the Management Team:

(i) if under Section 14.3, no later than 60 days from the date it receives a Vendor Notice;

(ii) if under Section 14.4, no later than 30 Business Days from the date on which the Accepting Member first becomes aware of a Trigger Offer; and

(iii) if under Section 15.3(a)(i) or Section 15.3(c), no later than 60 days from the date a Notice to Acquire is delivered to a Triggering Member,

and, subject to Section 14.6(e), the transactions shall be completed within the ensuring 30 day period at the principal office of the Company (or at such other location as may be agreed upon by the Members), where delivery of the documents and instruments evidencing the Offered Interest must be made to an Accepting Member with good title, free and clear of all Encumbrances (other than Permitted Encumbrances or as otherwise agreed in writing by the Members) against payment of the consideration by such Accepting Member.

(b) Any sale of a Triggering Member's Offered Interest shall be carried out in accordance with the following terms and conditions:

(i) any purchaser of the Offered Interest that is not already a Party must agree in writing with the Recipient Member and the Company to assume and be bound by all of the obligations and liabilities of the Triggering Member under this Agreement;

(ii) title to the entire Offered Interest which is the subject of such sale shall be transferred to the purchaser free and clear of all Encumbrances (other than Permitted Encumbrances or as otherwise agreed in writing by the Members); and

(iii) each Member shall execute and deliver such documents and instruments as may be reasonably required to facilitate the sale, including resignations of Appointees appointed to the Board of Managers by the Triggering Member, resignations of members of Other Committees appointed thereto by the Triggering Member, a release of any and all claims which the Triggering Member may have against the Company and assurance that such Transfer is in compliance with Applicable Law and that it shall not affect the status of the Company as a partnership for federal or state tax purposes and shall not affect the Company's status under the Applicable Laws of each jurisdiction in which the Company is qualified, organized or does business.

(c) At any time after Trigger Offers have been made or have been deemed to have been made pursuant to this Article 14, no other sale or purchase dealing with the subject matter of such Trigger Offers may be initiated until such sale and purchase transaction has completed or all applicable notice periods with respect to such sale and purchase have  expired.

(d) If an Ownership Interest is Transferred without a separate specification regarding the transferred Capital Account, Member Loans or Principal Offtake, the Triggering Member shall be deemed to have Transferred a portion of its Capital Account, its Member Loans and its Principal Offtake with such Ownership Interest determined by multiplying the Capital Account, the balance of the Member Loans and the Principal Offtake entitlement of the Triggering Member on the date of Transfer by the Percentage Interest held by the Triggering Member immediately prior to such Transfer.

(e) In the event that under a Trigger Offer made or deemed to be made pursuant to this Article 14, the sale by the Triggering Member to an Accepting Member of the Offered Interest is subject to the prior approval thereof by any Governmental Authority (the "Transfer Approval"), such Accepting Member shall use its reasonable efforts and the Triggering Member shall provide all such assistance  as may be reasonably required by such Accepting Member, to obtain any such Transfer Approval prior to the date that is 180 days after the date of delivery of notice of acceptance by such Accepting Member pursuant to Section 14.6(a) (the "Transfer Deadline Date"). Such Accepting Member shall not be obliged to complete the purchase of the Offered Interest if the terms of the Transfer Approval granted by such Governmental Authority are such as would make the rights or obligations of such Accepting Member with respect to the Offered Interest less favorable than was the case prior to such Transfer Approval. In the event that all of the Transfer Approvals have not been obtained prior to the Transfer Deadline Date, the Triggering Member shall, if applicable, have the right to complete the sale of its Offered Interest pursuant to terms of the relevant Trigger Offer to a Third Party on the basis described in Section 14.3(b).

ARTICLE 15
EVENTS OF DEFAULT

15.1 Events of Default

The occurrence of any one or more of the following shall, so long as it subsists, constitute an "Event of Default" by a Member (but only in its capacity as a Member):

(a) a Payment Default or a failure of a Member to repay a Cover Payment Loan with accrued and unpaid interest thereon upon  demand;

(b) a Member breaching any of the Transfer restrictions set forth in Article 14 in respect of the Transfer of its Ownership Interest; or

(c) a Member experiencing a Bankruptcy Event.

15.2 Notice of Default

Upon the occurrence of an Event of Default, the Company or the Non-Defaulting Member may deliver to the Defaulting Member a Notice of Default. The Notice of Default shall include the date by which the Event of Default must be cured, which date shall be established in accordance with Section 15.3

15.3 Failure To Remedy Event of Default

(a) If on the expiry of 30 days following service of the Notice of Default following the Event of Default described in Section 15.1(a), the Event of Default has not been remedied to the satisfaction of the Non-Defaulting Members, the Non-Defaulting Members may, without prejudice to any other rights and remedies available to the Non-Defaulting Members or available to the Company, elect by written notice to the Defaulting Member (with a copy to the Company) within 365 days after the expiration of such cure period to either:

(i) acquire the whole of the Defaulting Member's Ownership Interest for a purchase price equal to 80% of the NPV of the Defaulting Member's Ownership Interest, determined as of the date of the Event of Default;

(ii) in the event of a Payment Default, advance to the Company the total amount of the Payment Default on behalf of the Defaulting Member (each a "Cover Payment Loan"), which shall constitute indebtedness due from the Defaulting Member to the Non-Defaulting Members, which indebtedness shall be payable upon demand and shall bear interest from the date each Cover Payment Loan is made by the Non-Defaulting Members to the date of payment at the Term SOFR plus five percent. Any payment by or on behalf of a Defaulting Member on a Cover Payment Loan shall be first applied to accrued but unpaid interest thereon and then to repay each Cover Payment Loan in chronological order beginning with the first made Cover Payment Loan;

(iii) in the event of a Payment Default, advance to the Company the total amount of the Payment Default on behalf of the Non-Defaulting Members in place of the Payment Default made by the Defaulting Member, and, in either of the circumstances described in Section 15.1(a), require that the Percentage Interests of the Members be re-calculated thereafter through the application of Accelerated Dilution;

(iv) cause the Board of Managers to rescind (and the Board of Managers  shall be deemed to have rescinded) the applicable Program and Budget and cause the Board of Managers to bring an action against the  Defaulting Member for any damages suffered by the Company and the Non-Defaulting Members as a result of such Event of Default (provided that any such decision by the Board of Managers to bring such action, and any subsequent decisions thereof with respect to the management or settlement of any such action, shall not require the vote in favour thereof of any Appointees nominated for appointment to the Board of Managers by the Defaulting Member, and the voting thresholds described in this Agreement shall be adjusted accordingly in respect thereof); or

(v) take all or such portion of the Defaulting Member's pro-rata share of Distributable Cash (or future entitlement to any Distributable Cash in the event that Commencement of Commercial Production has not yet occurred) as would compensate the Non-Defaulting Members for the monetary loss suffered by the Non-Defaulting Members by reason of the Event of Default.

(b) If on the expiry of 10 days following service of the Notice of Default following the Event of Default described in Section 15.1(b), the Event of Default has not been remedied to the satisfaction of the Non-Defaulting Members, the Non-Defaulting Members may, without prejudice to any other rights and remedies available to the Non-Defaulting Members or available to the Company, elect by written notice to the Defaulting Member (with a copy to the Company) within 365 days after the expiration of such cure period to take the actions described in either of Sections 15.3(a)(i) or 15.3(a)(v).

(c) If on the expiry of 30 days following service of the Notice of Default following the Event of Default described in Section 15.1(c), the Event of Default has not been remedied to the satisfaction of the Non-Defaulting Members, the Non-Defaulting Members may elect by written notice to the Defaulting Member (with a copy to the Company) at any time after the occurrence of such Event of Default, acquire the whole of the Defaulting Member's Ownership Interest for its Fair Market Value, determined as of the date of the Event of Default.

(d) A written election (a "Notice to Acquire") pursuant to Section 15.3(a)(i) or Section 15.3(c) shall be deemed to have been made in response to a Trigger Offer and the Sale Procedure shall apply in respect of such election.

(e) If, within 365 days from the date on which the right to do so arose pursuant to Section 15.3(a) or Section 15.3(b), the Non-Defaulting Members have not made a remedy election in accordance with the applicable Section, the Non-Defaulting Members shall, as of the last day of such 365-day period, be deemed to have elected to take all or such portion of the Defaulting Member's pro-rata share of Distributable Cash (or future entitlement to any Distributable Cash in the event that Commencement of Commercial Production has not yet occurred) as would compensate the Non-Defaulting Members for the monetary loss suffered by the Non-Defaulting Members by reason of the Event of Default.

(f) The costs and expenses of a Valuation Expert in making a determination of NPV or Fair Market Value, as the case may be, or the monetary loss suffered by the Non-Defaulting Members by reason of the Event of Default for purposes of this Section 15.3 shall be borne by the Defaulting Member.

15.4 Activities During an Event of Default

In addition to the remedies described in Section 15.3, if: (i) an Event of Default described in  Section 15.1(c) occurs, then upon the occurrence thereof;  or (ii) any Event  of  Default described    in Section 15.1(a) or 15.1(b) occurs and a Notice of Default has been delivered to the Defaulting Member  in accordance with  Section  15.2 in respect thereof, and the Event  of  Default described  in Section 15.1(a) or 15.1(b) has not been cured within the relevant remedy period described in Section 15.3 or a dispute as to whether such an Event of  Default has, in fact, occurred has not    been commenced in accordance with Article 19, then following the expiry of the relevant remedy period described in Section 15.3 in respect of such Events of Defaults described in Section      15.1(a) or 15.1(b) until such time as a remedy selected (or deemed to  have been  selected) by        the Non-Defaulting Members has been effected, then in case of either paragraphs (i) or (ii)      above, the Defaulting Member shall cease to have any rights as a Member and, for greater    certainty, the Defaulting  Member's:

(a) voting rights on the Board of Managers (and each Other Committee) shall be suspended and a quorum for meetings of the Board of Managers (and each Other Committee) shall be constituted without the attendance of the Appointees (or the members of the Other Committee) of the Defaulting Member;

(b) rights to Transfer or Encumber its Offered Interest as permitted hereunder, except as required pursuant to the exercise by the Non-Defaulting Members of any of the Non-Defaulting Members' rights hereunder or with the prior written consent of the Non-Defaulting Members shall be suspended; and

(c) right to receive distributions of Distributable Cash shall be suspended.

15.5 Completion  of Purchase

The completion of the purchase of the Defaulting Member's Offered Interest under Section 15.3, if applicable, shall take place within 120 days of the determination of the NPV or the Fair Market Value thereof, as the case may be. On completion of such sale including receipt of payment therefor, the Defaulting Member shall Transfer free of Encumbrances except for the Permitted Encumbrances and agrees to do all things and to execute all documents as are reasonably necessary to effect the Transfer of its Offered Interest (which for greater certainty shall include all of its right, title and interest, if any, to the Properties and other Assets and in and to this Agreement) to the Non-Defaulting Members, in accordance with the Sale Procedure.

15.6 Application of Purchase  Price

The purchase price paid to the Defaulting Member for its Offered Interest pursuant to this Article 15 and pursuant to the Sale Procedure shall be deemed to be applied in the following order of priority:

(a) firstly, as payment to the Company of all accrued but unpaid interest on a Payment Default, if any, in accordance with Section 8.2;

(b) secondly, as payment to the Non-Defaulting Member of all unpaid Cover Payment Loans or other contributions not otherwise paid or recovered under this Agreement together with all accrued and unpaid interest thereon in accordance with Section 15.3(a)(ii);

(c) thirdly, to reimburse the Non-Defaulting Members for any costs associated with the purchase of the Defaulting Member's Offered Interest incurred by the

Non-Defaulting Members; and

(d) fourthly, the balance (if any) shall constitute consideration for the Offered Interest so  purchased.

15.7 Rights and Remedies Not Exclusive

The rights and remedies for an Event of Default provided in this Article 15 shall be in addition to, and not in lieu of, any other rights or remedies available to the Company and the Non-Defaulting Members under this Agreement or pursuant to Applicable Law including  the equitable remedies    of specific performance or  injunction.

15.8 Rights and Remedies Not Penal

The Members agree that the rights and remedies conferred pursuant to Article 3, Article 7, Article 8 and this Article 15:

(a) do not constitute a penalty or unlawful forfeiture and are necessary to promote the interests of the Company and to maintain the Assets in good standing and effect and free from liability to forfeiture; and

(b) constitute:

(i) standard or common remedies for events of default under mining joint venture and limited liability company agreements;

(ii) an equitable mechanism for the purposes of making the Non-Defaulting Members and the Company whole or otherwise calculating equitable compensation for the Non-Defaulting Members and the Company; and

(iii) a method for calculating liquidated damages, a genuine pre-estimate of damages, or both, suffered by the Non-Defaulting Members and the Company arising from an Event of Default.

15.9 Grant of Security Interest

Each Member grants to the other Members as security for repayment of the Cover Payment Loan together with accrued and unpaid interest thereon, reasonable legal fees and all other reasonable costs and expenses incurred in collecting payment of such Cover Payment Loan  and enforcing such security interest, a mortgage of and security interest in such Member's Ownership Interest together with all proceeds of and accessions to the foregoing. Each Member hereby represents, warrants and covenants to the other Members that such mortgage and security interest ranks and shall rank at all times prior to any and all other mortgages and security interests except the Security Interest given under Section 14.5(b). Each Member  hereby agrees to take all action necessary to perfect such mortgage and security interest and irrevocably appoints the Company as its attorney-in-fact to execute, file and record all financing statements and any other documents necessary to perfect or maintain such mortgage and security interest or otherwise give effect to this Section 15.9, with the Company having the power to agree on the form of any pledge agreement that may needed pursuant to this  Section

15.9. Upon default being made in the repayment of the Cover Payment Loan upon demand, the Non-Defaulting Member who made such Cover Payment Loan may exercise any or all of the rights and remedies available to it at common law, by statute or pursuant to this Section 15.9. Without limiting the generality of the foregoing, to the extent permitted by Applicable Laws, each Member grants to the Company a power of sale as to any property that is subject to the mortgage and security interest granted pursuant to this Section 15.9, such power to be  exercised in the manner provided by Applicable Laws or otherwise in a commercially reasonable manner and upon reasonable notice. In the event that a Non-Defaulting Member enforces the mortgage or security interest pursuant to the terms of this Section 15.9, the Defaulting Member waives any available right of redemption from and after the date of judgment, any required valuation or appraisement of the mortgaged or secured property prior to sale, any available right to stay execution or to require a marshalling of assets and any required bond in the event a receiver is appointed and the Defaulting Member agrees that it shall be  liable for any continuing deficiency. The Parties shall execute such further and other documents and instruments as may be reasonably necessary to give effect to the intent of the foregoing under Applicable Law. The Members hereby specify, acknowledge and agree that all Ownership Interests in the Company are securities governed by Article 8 of and all other provisions of the Uniform Commercial Code as adopted and amended in the State of Delaware (the "UCC"), and pursuant to the terms of Section 8-103 of the UCC, such Ownership Interests shall be "securities" for all purposes under such Article 8 and under all other provisions of the UCC.

15.10 Material Compliance Breach

In the event of a Material Compliance Breach in respect of a Member, such breaching Member shall indemnify and hold harmless the Company and the other Members (and their respective Affiliates), from and against any Losses arising as a result of such Material Compliance Breach. Without limiting the foregoing, any indemnification payment by a breaching Member under this Section 15.10 shall not be made, in whole or in part, from funds which may reasonably be considered to have been obtained or procured by the indemnifying Member, directly or indirectly, as a result of any Material Compliance Breach.

ARTICLE  16
INVENTIONS AND CONFIDENTIALITY

16.1		Inventions

	(a)	The Parties acknowledge and agree that the Company shall be the owner of all right, title, and interest in and to all Developed IP, whether such Developed IP was developed by the Management Team, the Company or otherwise. To the extent any of the Parties (other than the Company) or any members of the Management Team acquire any right, title, or interest in and to any aspect of the Developed IP, it shall, subject to Applicable Law, formally assign such right, title, and interest to the Company, immediately following such acquisition.

	(b)	The Members acknowledge and agree that each of them is the owner of all right, title, and interests in and to its Trade-marks, whether registered or unregistered. To the extent the Company wishes to use the Trade-marks of any of the Members, the Company shall only do so pursuant to a trade-mark license agreement in writing between the owner of the applicable Trade-mark and the Company as agreed upon by each of them.

16.2		Confidentiality

	(a)	Subject to Section 16.2(b) and except as provided in Sections 16.3 and 16.4, the Members acknowledge and agree that the Company is and shall be the owner of all rights, title and interest in and to the Business Information that is learned, owned, generated, developed or acquired by the Company or the Management Team in the course of Operations or which relates to the Assets and shall be considered as Developed IP. During the term of this Agreement and after becoming a Withdrawing Member, after otherwise ceasing to hold an Ownership Interest or after the dissolution of the Company, and except as provided in Section 16.3 and 16.4, each Member shall maintain as confidential and shall not disclose Business Information to any Third Party or to the public without the prior written consent of the other Members, which consent shall not be unreasonably withheld or conditioned, and each Member shall maintain as confidential and shall not disclose, to any Third Party or the public, any Member Information owned by any Member without such Member's express prior written consent. The obligations of confidentiality set forth in this Section 16.2(a) shall not apply with respect to any Business Information or any Member Information that is:

(i) or becomes part of the public domain other than through a breach of this Agreement;

(ii) already in the possession of a Member, its Affiliates or their respective Representatives prior to receipt thereof from the Company, any other Member or its Affiliate or its development or acquisition under this Agreement;

(iii) lawfully received by a Member, its Affiliate or their respective Representatives from a Third Party not under an obligation of confidentiality; or

(iv) independently developed by one or more employees of a Member, its Affiliates or their respective Representatives who did not have access to the Business Information or Member Information.

	(b)	Notwithstanding Section 16.2(a), any Member Information of one of the Members which existed before the Effective Date and which is learned or acquired by any other Member in the course of Operations shall remain the Member Information of such first Member and shall not be included in the Business Information and shall not be treated as such without the written consent of such first Member.

16.3		Disclosure Required by Applicable Laws

	(a)	The consent required by Section 16.2(a) shall not apply to a disclosure of Business Information in any manner (including a press release) by a Member or any of its Affiliates where the Member so disclosing reasonably believes in good faith and upon the advice of counsel that such disclosure is required by Applicable Laws or any Governmental Authority (a "Required Disclosure").

	(b)	Any Member that intends to make a Required Disclosure shall (to the extent permitted by Applicable Laws) provide the other Members with the full written text of the proposed Required Disclosure promptly, but in any event at least two Business Days before its first disclosure or publication, unless pursuant to Applicable Laws such Required Disclosure must be made within a shorter period, in which case the Member intending to make such Required Disclosure shall provide the full written text of the proposed Required Disclosure to the other Members for as long a period as is practicable in advance of its first disclosure or publication.

	(c)	The Member making the Required Disclosure shall consider in good faith all reasonable amendments to the Required Disclosure as may be proposed by the other Members.

	(d)	For the avoidance of doubt, nothing in this Section 16.3 shall prevent any of the Members or their respective Affiliates from complying in good faith with obligations under Applicable Laws, or the rules or policies of any Recognized Exchange on which such Member's or its Affiliate's securities are or may become listed or the rules of any securities commission to which such Member or its Affiliates are, from time to time, subject.

16.4		Exceptions

	(a)	The consent required by Section 16.2(a) shall not apply to a disclosure of Business Information:

(i) to any of the Affiliates or Representatives of a Member (or    any of its Affiliates) that has a bona fide need to be informed; provided that  disclosure of Business Information to, or any discussion with respect to Business Information by any Member, with Glencore shall be deemed to  be for  bona fide  purposes  in  accordance  with  the foregoing sentence;

(ii) subject to the restrictions in Article 14, to any Third Party to whom the disclosing Member bona fide contemplates a Transfer of all, but not less than all, of its Offered Interest, including by way of Indirect  Transfer;

(iii) to any bona fide Lenders or other financing sources who have entered into a confidentiality agreement with the disclosing Member that contains provisions substantially similar to and no less stringent than those contained in Section 16.2(a);

(iv) to a Governmental Authority responsible for the administration and calculation of Taxes, where the disclosing Member determines, acting reasonably, that such disclosure is necessary and appropriate to facilitate discussions related to Tax matters affecting such disclosing Member; or

(v) by the Management Team or the Company which is reasonably necessary for the Management Team or the Company, as the case may be, to carry out its responsibilities under this Agreement.

(b) In the case of a disclosure pursuant to Section 16.4(a)(i), the disclosing Member shall advise the relevant Affiliates and Representatives of the confidential nature of such Business Information. In any case to which any of Sections 16.4(a)(ii), 16.4(a)(iii) or 16.4(a)(iv) are applicable, the disclosing Member shall:

(i) give not less than 48 hours prior notice to the other Parties of the intended disclosure;

(ii) only disclose such Business Information as such Third Party or Lender, as the case may be, shall have a legitimate business need to know or, in the case of Section 16.4(a)(iv), shall only disclose such Business Information as such disclosing Member determines, acting reasonably, is appropriate to disclose in the particular circumstances and the disclosure of which will not prejudice the interests of the non-disclosing Members or the Company with any Governmental Authority;

(iii) inform such Third Party, Lender or Governmental Authority, as the case may be, of the disclosing Member's obligations hereunder;

(iv) ensure that such Third Party or Lender, as the case may be, agrees in writing in favor of the disclosing Member to protect such Business Information from further disclosure to the same extent as such Member is obligated under this Article 16; and

(v) be liable to the Company and the non-disclosing Members for any breach    of the provisions of this Article 16 by such Third Party, Lender or Governmental Authority, as the case may be, as if it had committed the breach  of  such provisions itself.

16.5 Press Releases

Subject to Section 16.3, the Members will consult with each other, the Management Team and with the Company at a reasonable time prior to issuing any press release or other public statement (including statements posted on a public website or the like) regarding the Assets, the Company, the Operations or any other activities of the Company or the Management Team with respect thereto and shall endeavour in good faith to incorporate all reasonable amendments to the press release or other public statement as may be proposed by other Parties. The Member making a press release or other public statement shall be solely and entirely responsible for the contents thereof.

16.6 Duration of Confidentiality

The provisions of this Article 16 shall apply during the term of this Agreement and for two years following the cancellation of the Certificate of Formation of the Company, and shall continue to apply to any Member who resigns as a Member or who Transfers its entire Ownership Interest      for two years following the date of such resignation or Transfer, as the case may be; provided    that with respect to any Business Information or Member Information that constitute "trade  secrets" of a Member (or of the Company, to the extent distributed or otherwise assigned to a Member pursuant to this Agreement) under the Uniform Trade Secrets Act or similar Applicable Laws, the provisions of this Article 16 shall survive  indefinitely.

ARTICLE 17
INSURANCE

17.1 Independent Insurance

Notwithstanding any other provision of this Article 17, from the Effective Date until the date of a Project Sanction AFE, each Member shall, for its own account, maintain and pay for insurance coverage from reputable insurance companies necessary to protect itself and its Ownership Interest. After the date of a Project Sanction AFE, each Member may, for its own account, provide, maintain and pay for any form of insurance coverage (including any internal insurance products such Member has available to it, from time to time) which that Member in its discretion deems necessary or desirable to protect itself or its Ownership Interest. Any Member placing coverage pursuant to this Section 17.1 shall ensure that each policy of insurance waives any right of the insurer to proceed, by subrogation or otherwise, against the Company, the other Members and their respective Affiliates.

17.2 Insurance Coverage

Subject to Section 17.1, at all times during the conduct of Operations, the Management Team shall obtain and maintain on behalf of and for the benefit of the Company insurance coverage from reputable insurance companies necessary to protect the interests of the Company, such insurance coverage to be approved by the Board of Managers on recommendation by the Management Team.

17.3 Evidence of Insurance

The Management Team shall promptly provide the Members and the Company with evidence of each policy of insurance obtained in accordance with Section 17.2 after the earliest to occur of    any of the following  dates:

(a) the date of the first Board of Managers    meeting;

(b) the date on which a renewal or amended policy becomes effective; and

(c) the date on which the Company or a Member requests evidence of the policy.

17.4 Provisions to be Included

The Management Team shall use commercially reasonable efforts to ensure that each policy of insurance placed and maintained pursuant to Section 17.2 shall include provisions or endorsements providing that:

(a) each of the Company, the Members and their respective Affiliates, and their respective directors, officers, employees, agents and servants (each an "Insured Party" and collectively, the "Insured Parties"), to the extent that their liability arises out of, in relation to or on account of the conduct of the Operations, is named as an additional insured  thereunder;

(b) the insurer waives any right of subrogation it may have against the Management Team or any other Insured Party;

(c) the insurance provided by the policy shall include cross-liability and severability of interest provisions that shall apply to an action brought against any Insured Party in the same manner as though a separate policy had been issued to each  of them;

(d) notwithstanding any:

(i) default by an Insured Party under the policy; or

(ii) the bankruptcy of an Insured Party,

the policy shall respond to any claim that arises out of an event that occurs before the default or bankruptcy; and

(e) the insurer undertakes to provide to the Management  Team  not  less than 30 days' prior notice of any amendment or cancellation of    the policy.

17.5 Third Party Insurance Claim

(a) For each loss, damage, claim or liability that arises out of, in relation to or on account of the conduct of the Operations (a "Third Party Insurance Claim"), the Management Team shall:

(i) deliver to the Company and the Members a notice describing the Third Party Insurance Claim as soon as reasonably practicable after it becomes known to the Management Team; and

(ii) ensure that the Company and the Members receive any information, document or other written confirmation that the Company and the Members reasonably request in order to secure the benefit of any policy of insurance that the Company or the Members separately maintain for their own benefit.

(b) The Management Team shall use its reasonable commercial efforts, to the extent legally permissible, to ensure that a Third Party Insurance Claim is first satisfied by recourse to the insurance coverage provided for pursuant to this Article 17. The Management Team shall be entitled to pay any deductible amount specified by the applicable policy or policies, which amount shall be a Cost.

17.6 Contractors and Sub-contractors

The Management Team shall request and take reasonable steps to verify that each contractor  or sub-contractor engaged in relation to or in support of the Operations provides, maintains and pays for insurance coverage commensurate with the nature and scope of the materials or services to be provided by the contractor or sub-contractor, and incorporating policy terms and conditions that are adequate to protect the Company, the Members and the  Assets.

17.7 Appointees' and Officers' Insurance

The Company shall obtain and maintain a policy of private management liability insurance for    the benefit of Appointees to the Board of Managers and of officers of the Company (including    the General Manager and the Senior-Level Officers), in an amount and on such terms to be determined by the Board of Managers. Such policy shall be primary to any policy maintained by    a  Member  pursuant  to Section 17.1.

ARTICLE 18
RESIGNATION  AND DISSOLUTION

18.1 Resignation

(a) A Member may elect to resign from the Company by giving written notice to the other Member and the Company of the effective date of resignation, which shall be the later of the end of the then current Program Period, if any, or at least 90 days after the date of such notice. In addition, a Member may be deemed to have resigned from the Company pursuant to Section 3.4(a).

(b) Subject to Section 18.2, upon an election to resign by a Member pursuant to Section 18.1(a) or deemed resignation by a Member pursuant to Section 3.4(a), as the case may be (in this Article 18, the "Withdrawing Member"), the Withdrawing Member shall be deemed to have transferred back to the Company all of its Ownership Interest, including all of its interest in its Capital Account, and its Member Loan balance without cost and free and clear of all Encumbrances arising by, through or under such Withdrawing Member except for Permitted Encumbrances and those Encumbrances to which the Members and the Company have agreed. The Withdrawing Member shall execute and deliver all instruments as may be necessary in the reasonable judgment of the Company to effect the Transfer or deemed Transfer of its interests hereunder and thereafter the Withdrawing Member shall, subject to the Royalty granted to a Withdrawing Member pursuant to Section 3.4(a), have no further rights, title, interest or claim in or to the Company, the Assets or otherwise under this Agreement but shall remain responsible for its obligations under Section 18.2 as may be applicable. The Withdrawing Member shall have no right to receive the fair value of its Ownership Interest pursuant to §18-604 of the Act. Resignation of a Member shall not result in dissolution of the Company. However if within a 60 day period all Members elect to withdraw, then the Company shall instead be deemed to have been terminated by the unanimous written agreement of the Members and shall be dissolved.

18.2 Withdrawing Member Obligations

Upon the election of a Member to resign from the Company pursuant to Section 18.1(a) (but not in respect of a deemed resignation of a Member pursuant to Section 3.4(a)), the Management Team shall, prior to the withdrawal of the Withdrawing Member from the Company, procure a Technical Expert to conduct an environmental baseline study that shall estimate in dollar amounts the costs and liabilities associated with reclamation of the Properties in relation to Operations conducted thereon during the period starting from and including the Effective Date up to and including the date of the Withdrawing Member's resignation or deemed resignation, as the case may be. Such calculation shall take into account the applicable amount of any sinking fund in respect of funding Continuing Obligations. The Management Team shall thereafter deliver a notice to the Withdrawing Member requiring the payment from such Withdrawing Member to the Company of its pro-rata share based on its respective Percentage Interest immediately prior to resignation of any unbonded or unfunded reclamation costs in respect of such period and each Member agrees that it shall, if it becomes a Withdrawing Member described in this Section 18.2, promptly pay such amount to the Company.

18.3 Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following:

(a) upon the unanimous written agreement of the Members following approval thereof  by the Board of Managers in accordance with Section    5.17(f);

(b) upon the entry of a decree of judicial dissolution under Section 18-802 of the Act; or

(c) as otherwise provided by non-waivable provisions of the    Act;

provided, however, that the Company shall not be dissolved upon a Member experiencing a Bankruptcy Event;  in  the event  of  such  dissolution of  the Company,  the Management Team shall procure the completion of the environmental baseline study described in Section 18.2 and, upon the completion of such study, the Management Team shall thereafter deliver a notice to      each Member requiring the payment from each such Member (according to each Member's pro  rata share based on its respective Percentage Interest on the date of occurrence of the relevant  event) of its share of any unbonded or unfunded reclamation costs in respect of the period  described  in  Section 18.2.

18.4 Disposition of Assets on Dissolution

Promptly  after  dissolution  of  the  Company  under  Section  18.3,  the  Management  Team  shall take all action necessary to wind up the activities of the Company, in accordance with Exhibit D.  All costs and expenses incurred in connection with the dissolution of the Company shall be  expenses  recorded  in  the  Company records.

18.5 Filing of Certificate of Cancellation

Upon completion of the winding up of the affairs of the Company, the Management Team shall promptly file a Certificate of Cancellation, or such other document as may be required under the Act, with the Office of the Secretary of the State of Delaware or such other office as may be required by the Act. If the Management Team has caused the dissolution of the Company, whether voluntarily or involuntarily, then a Person selected by a majority vote of the Percentage Interests held by the Members to wind up the affairs of the Company shall file the Certificate of Cancellation.

18.6 Continuing Authority

If following the resignation of a Member under Section 18.1(a) or upon the deemed resignation      of  a Member pursuant to Section 3.4(a) there remains only one Member,  such remaining    Member shall have the power and authority to do all things on behalf of the Company that are reasonably necessary or convenient  to: (i) wind up Operations and (ii) complete any transaction  and satisfy any obligation, unfinished or unsatisfied, at the time of such resignation or deemed resignation, if the transaction or obligation arises out of Operations prior to such termination or resignation. Such remaining Member shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Company, encumber Assets, and take any other reasonable action in any matter, including those with respect to which the former Members  continue to have, or appear or are alleged to have, a common interest or a common liability.

18.7 Survival

Notwithstanding the dissolution, liquidation, winding up and termination of the    Company:

(a) the provisions of Article 16;

(b) the rights of a Non-Defaulting Member pursuant to a Cover Payment Loan;

(c) the obligation of a Withdrawing Member to pay the amount described in Section 18.2, and the rights of the other Members to enforce such payment obligation;

(d) the provisions of Article 19;  and

(e) the protections afforded to any Party indemnified pursuant to this Agreement,

in each case solely with respect to any rights or obligations accruing prior to the effective date of such dissolution, liquidation, winding up and termination, shall survive such dissolution,  liquidation, winding up and termination and remain in full force and effect pursuant to their respective  terms  and Applicable Law.

ARTICLE 19
DISPUTE RESOLUTION

19.1 General

(a) Subject to Sections 19.1(b) and 19.4, any dispute arising under or in connection with this Agreement which has not been resolved by the Members (the "Disputing Parties") within 20 days after the date on which any Disputing Party delivers written notice to the other Disputing Party of such dispute, which notice shall specify in reasonable detail the matter or matters in dispute and reference this Article 19, may be referred by any such Disputing Party:

(i) in the case of a dispute in respect of:

A. a failure by the Members to agree upon the Fair Market Value of anything requiring such valuation under this Agreement; or

B. a failure by the Members to agree upon the NPV of anything requiring  such determination  under this  Agreement,

(each, a "Valuation Dispute"), for resolution in accordance with the dispute resolution provisions of Section 19.2; and

(ii) in the case of any dispute other than a Valuation Dispute (a "Non- Valuation Dispute"), including a dispute as to the proper classification of a dispute as a Valuation Dispute or a Non-Valuation Dispute, for final resolution by arbitration in accordance with Section 19.3.

(b) For the avoidance of doubt, the provisions and procedures set forth in this Article 19 shall not derogate from the express powers of the Board of Managers and the Management Team set forth in Article 5 and Article 6, respectively, and shall not apply to any Expert Resolvable Deadlock, which shall be resolved in accordance with the process described in Section 5.18(c), and the provisions and procedures described in this Article 19 shall not be utilized to over-turn decisions    of the Board of Managers or of the Management Team that are within the scope      of  their  respective  authority hereunder.

19.2 Expert Determination for Valuation Disputes

(a) In the event that a Valuation Dispute is not resolved pursuant to Section 19.1(a), such Valuation Dispute shall be referred to and settled by a Valuation Expert in accordance with standards generally accepted by mining professionals (the selection of applicable standards and guidelines being a matter to be determined by the Valuation Expert in its sole discretion). The Valuation Expert must be appointed on the terms set out in this Section 19.2.

(b) The Valuation Expert shall act as an expert and not as an arbitrator and shall resolve the Valuation Dispute according to what he or she considers to be in the best interests of the Company.

(c) The Valuation Expert shall have power to request any of the Disputing Parties to provide him or her with such statements (which shall be written unless otherwise specifically required), documents or information as he or she may determine, other than documents subject to legal professional privilege. Any statement provided to the Valuation Expert by a Disputing Party shall be promptly provided to the other Disputing Parties.

(d) The Valuation Expert shall, within 30 days after being requested by any Disputing Party to do so, give written notice of his or her decision to the Members, the Board of Managers, and the Company and the Valuation Expert's decision shall be final and binding on the Disputing Parties without appeal so far as Applicable Law allows except in the case of manifest error and each of the Members and  the Company shall give effect to the decision promptly.

(e) The Disputing Parties shall use their reasonable efforts to ensure that the Valuation Expert is able to provide his or her decision within 30 days after being requested by any Disputing Party to do so.

(f) Fees of the Valuation Expert shall be payable by such Disputing Party as the Valuation Expert may determine or, in the absence of any such determination, shall be payable equally per capita by the Disputing Parties.

19.3 Arbitration

(a) Solely in respect of a Non-Valuation Dispute, such Non-Valuation Dispute shall be referred to and finally resolved by arbitration under the International Commercial Arbitration Rules of the BCICAC (the "Rules") then in effect, subject to Section 19.3(b). The arbitration shall be conducted before a sole arbitrator (the "Arbiter") appointed by the Disputing Parties, provided that if the Disputing Parties fail to agree on the Arbiter within 20 days after first attempting to do so, the Disputing Parties may request that the BCICAC select and appoint the Arbiter. If for any reason the BCICAC cannot or does not make the appointment required under the Rules or this Section 19.3, any Member may apply to the Supreme Court of British Columbia to appoint the Arbiter. In selecting the Arbiter, the Disputing Parties, the BCICAC or the Supreme Court of British Columbia, as the case may be, shall only propose Persons who are disinterested in such Non- Valuation Dispute, are arm's length to each Disputing Party and who are senior qualified and practising lawyers in Canada and have the requisite level of knowledge or experience in the general subject matter of the Non-Valuation Dispute. The place of arbitration shall be Vancouver, British Columbia or such other place as the Parties may agree in writing and the language of the  arbitration shall be English.

(b) Notwithstanding Section 19.3(a) and anything to the contrary in the Rules, the Arbiter shall be bound, and the Parties hereby agree that the Arbiter shall be bound, by the procedures described in Sections 19.3(b), 19.3(c), 19.3(d), and 19.3(e). The Arbiter shall apply the laws of the State of Delaware in resolving such Non-Valuation Dispute. The Arbiter may determine all questions of law and jurisdiction (including questions as to whether or not a Non-Valuation Dispute is arbitrable) and all matters of procedure relating to the arbitration.

(c) Unless otherwise agreed by the Disputing Parties in writing, the Arbiter shall deliver his or her decision in writing to the Disputing Parties and the Company within 60 days of the date the hearings in connection with the Non-Valuation Dispute are closed.

(d) There will be no appeal from any arbitration award or determination of the Arbiter  to any court and the arbitration award shall be final and binding on the Disputing Parties, and judgment on the award may be entered by any court of competent jurisdiction. If the Disputing Parties settle the dispute in the course of the arbitration, the settlement shall be approved by the Arbiter on request of either Disputing Party and shall become the award. The final award of the Arbiter may include, at the discretion of the Arbiter, an award of attorneys' fees and costs.

(e) All arbitral proceedings will be private and confidential and may be attended only by the Arbiter, the Disputing Parties and their Representatives,  and  witnesses to  the  extent  they  are testifying  in the proceedings.

(f) The Parties must treat as confidential, in accordance with the provisions of Section 16.2, the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements, memorials, briefs and other documents prepared in respect of the arbitration; contemporaneous or historical documents exchanged or produced for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration. Notwithstanding the foregoing, a Disputing Member may disclose such information in judicial proceedings to enforce an award or ruling and as permitted under this Section 19.3 and in order to seek relief in accordance with Section 19.4.

(g) All papers, notices or process pertaining to an arbitration under this Agreement may be served on a Disputing Party in accordance with Section 22.1.

19.4 Interlocutory Relief

Nothing contained in this Article 19 shall prevent or restrict a Disputing Party from seeking    urgent interlocutory relief from any court of competent jurisdiction provided that upon the    granting of any application for preliminary interlocutory relief, further hearings on the matter by  the court shall  be stayed pending  disposition of  the  matter  pursuant  to the procedures described in this Article 19.

19.5 Continued Performance

Each Member, the Company, the Board of Managers and the Management Team shall continue performance of its respective obligations under this Agreement  notwithstanding the existence of    an Expert  Resolvable Deadlock,  a Valuation Dispute or a Non-Valuation  Dispute.

ARTICLE 20
EVENTS OF FORCE MAJEURE

20.1 Occurrence and Notice

(a) Notwithstanding anything in this Agreement to the contrary, if any Party is unable wholly or in part as a result of an Event of Force Majeure to carry out any  obligation under this Agreement (including any action required to be taken by the Management Team, but excluding the obligations to fund or make payments hereunder), then such Party shall forthwith give the other Parties written notice of the Event of Force Majeure and the expected delays in meeting applicable requirements, whereupon that obligation of the Party giving the notice will be suspended so far as it is affected by that Event of Force Majeure during but not longer than its continuance

(b) A Party (or the Management Team) relying  on Section 20.1(a)    shall:

(i) promptly provide updates to the other Parties in respect of any material developments in respect of such Event of Force Majeure;

(ii) give monthly written reports summarizing the status of the Event of Force Majeure and prospects for resolution;    and

(iii) take all reasonable steps to eliminate any Event of Force Majeure and, if possible, shall perform its obligations under this Agreement as far as commercially practicable, but nothing herein shall require such Party to settle or adjust any labour dispute or to question or to test the validity of  any Applicable Law or order of any duly constituted Governmental Authority or to complete its obligations under this Agreement if an Event  of  Force Majeure renders completion commercially  impracticable.

(c) Forthwith after the termination of an applicable Event of Force Majeure, the affected Party shall send written notice of such termination to the other Parties, and the dates for satisfying the applicable requirement shall be deemed to have been extended by the period of time during which the Event of Force Majeure was in effect.

(d) Any  Party that  receives  a notice  of  an  Event  of  Force  Majeure pursuant  to Section 20.1(a) shall have 30 days after receipt of such notice to notify the Party claiming  such Event  of  Force  Majeure that  it disputes  the  validity  of  the substance of  the Event  of  Force Majeure documented in such notice. If  such  notice of Event of Force Majeure is so disputed, such dispute shall be referred for resolution in accordance with Article  19.

(e) If an Event of Force Majeure is not disputed pursuant to Section 20.1(d) or if it is upheld pursuant to the processes set forth in Article 19, then it shall be entered in a register of Events of Force Majeure to be maintained by the Management  Team which shall set out all relevant details of each such Event of Force Majeure including the time and date of its commencement and the time and date of its termination. The contents of such register for each Year shall form part of the approved records of the Company after the completion of such Year. The Management Team shall also maintain all supporting documentation relating to any Events of Force Majeure until at least six years after the termination of such Event of Force Majeure.

ARTICLE 21
COMPLIANCE

21.1 Commitment to Implement the Compliance Program

The Members, the Management Team and the Company shall exercise all rights and powers respectively available to each of them to ensure that:

(a) each of them complies with Exhibit K;

(b) the Company implements the Compliance Program promptly following the Effective Date; and

(c) the Company commits sufficient resources to effectively implement the Compliance Program and comply with Exhibit  K.

ARTICLE 22
GENERAL PROVISIONS

22.1 Notices

(a) All notices and other required or permitted communications (each a "Notice") to the Members, the Management Team or the Company shall be in writing, and shall be addressed respectively as follows:

If to Teck:

Teck American Incorporated

#300-501 N. Riverpoint Blvd
Spokane,  WA 99202

Attention: ●

Email: [Redacted - Personal information]

With a copy, for information purposes only,  to:

Teck Resources Limited
3300-550 Burrard Street
Vancouver, B.C. V6C 0B3

Attention: Corporate Secretary
Email: [Redacted - Personal information]

If to PolyMet US Newco:

444 Cedar Street, Suite 2060
St. Paul, MN 55101

Attention: Jon Cherry, CEO & President
Email:  [Redacted  - Personal information]

With a copy to:

Farris LLP

Suite 2500 - 700 West Georgia Street
Vancouver, B.C. V7Y 1B3

Attention: Denise Nawata

Email: [Redacted - Personal information]

And a copy, for information purposes only, to:

McCarthy Tétrault LLP
Suite 2400 - 745 Thurlow Street
Vancouver, B.C. V6E 0C5

Attention: Roger Taplin

Email: [Redacted - Personal information]

Attention: Adam Taylor

Email: [Redacted - Personal information]

If to the Management Team or to the Company, at the office described in Section 2.6.

(b) All Notices shall be given:

(i) by personal  delivery;

(ii) by electronic communication, capable of producing a printed transmission;

(iii) by registered or certified mail return receipt requested; or

(iv) by overnight  or other express courier  service.

(c) All Notices shall be effective and shall be deemed given on the date of receipt at  the principal address if received during normal business hours, and, if not    received during normal business hours, on the next Business Day following    receipt, or if by electronic communication, on the date of such communication.  Any  change  of  address may be made  by Notice to  the other  Parties.

22.2 Payments

Unless otherwise provided herein, all payments to be made to any Member may be made by cheque or bank draft mailed or delivered to any such Member at its address for Notices, or deposited for the account of such Member at such bank or banks as it may designate, from time to time, by notice to the other Parties. Such bank or banks shall be deemed the agent of the designating party for the purpose of receiving, collecting and receipting such payment.

22.3 Waiver

(a) No failure on the part of a Party to exercise, no delay in exercising, and no course of dealing with respect to, any right, power or privilege established by this Agreement shall operate as a waiver thereof.

(b) Except as otherwise expressly provided for herein, no waiver of any provision of this Agreement or consent to any departure by any Party from any provision of  this Agreement shall be effective unless it is confirmed in writing. The waiver or consent shall be effective only in the specific instance, for the specific purpose    and for the specific length of time for which it is  given.

(c) The single or partial exercise of any right, power or privilege established by this Agreement shall not preclude any other exercise thereof.

22.4 Amendment

This Agreement may only be amended by the written agreement of all the Parties hereto or, as applicable, their permitted successors and  assigns.

22.5 Stamp Duty

Any stamp duty or other Tax of a similar nature in connection with this Agreement or the transactions hereunder shall be borne by the Members in proportion to their then Percentage Interests.

22.6 Governing Law and Attornment

This Agreement and any non-contractual obligations arising out of or in connection with it shall  be, and shall be conclusively deemed to be, made under, and for all purposes governed by and construed according to the laws of the State of Delaware without regard for any conflict of laws    or choice of laws principles that would permit or require the application of the laws of another jurisdiction, and, subject to the procedures described in Article 19, the Members and the    Company irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware. Notwithstanding the above but subject to the procedures described in Article 19, the Parties irrevocably submit to the jurisdiction of the courts of the State of Minnesota with respect to    matters of title to the Properties, which matters shall be governed by the law of the State of Minnesota.

22.7 Further Assurances

The Parties shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

22.8 Entire Agreement; Successors and Assigns

This Agreement, Offtake Framework Agreement, Principal Framework Offtake Agreement, the Combination Agreement and any other related documents or agreements executed on or about the Effective Date by the Parties constitute the entire understanding of the Parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations, representations and understandings, whether oral or written, express or implied, statutory or otherwise between the Parties relating to the subject matter contained herein. This Agreement shall be binding upon and enure to the benefit of the respective successors and permitted  assigns of the Parties, provided that any Transfer of or any Encumbrance upon any rights under this Agreement not made in accordance with this Agreement shall be null and void and of no force or effect.

22.9 Counterparts and Electronic Execution.

This Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of all Parties be contained on any counterpart. Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same  instrument.

Counterparts may be delivered by electronic transmission and the Parties shall adopt any signatures so received as original signatures of the  Parties.

[Signature Pages Below]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the Effective Date.

[POLYMET US]

By:________________________________________________
Name:______________________________________________
Title:

TECK AMERICAN INCORPORATED

By:________________________________________________
Name:______________________________________________
Title:

NEWRANGE COPPER NICKEL LLC

By:________________________________________________
Name:______________________________________________
Title:

EXHIBIT A
OWNERSHIP INTERESTS

Member		Ownership Interest Characteristics

PolyMet US Newco	-	50%

Teck	-	50%

EXHIBIT B
MINERAL PROPERTIES

SECTION 1

MAPS AND DESCRIPTION OF MINERAL PROPERTIES

Mesaba Project

The map above was provided by Teck to identify the mineral properties included in the Mesaba Project. The map key identifies four mineral leases to which Teck is a party: (1) Longyear Mesaba Company (LMC), (2) DuNord Land Company LLC (DuNord), (3) Minnesota Department of Natural Resources (DNR) lease MM-9857 and (4) DNR lease MM-9831-N. The relevant legal descriptions of these four mining leases are presented on the following pages.

LMC - Teck Lease

DuNord - Teck Lease

All mineral rights in and to the following lands, depicted for reference on the map below:

Parcel	Forty	Section	Township	Range	Parcel Code	Severed Minerals
1	SW SE	20	60	12	105 7020 7280	100%
2	SE SE	20	60	12	105 7020 7280	100%
3	SW SE	24	60	12	105 7020 7540	100%
4	SE SE	24	60	12	105 7020 7540	100%
5	NE NE	25	60	12	105 7020 7680	100%
6	NW NE	25	60	12	105 7020 7680	100%
7	SW NE	25	60	12	105 7020 7650	100%
8	SE NE	25	60	12	105 7020 7650	100%
9	NE SE	25	60	12	105 7020 7660	100%
10	NW SE	25	60	12	105 7020 7660	100%
11	SW SE	25	60	12	105 7020 7670	100%
12	SE SE	25	60	12	105 7020 7670	100%
13	SW NE	26	60	12	105 7020 7750	100%
14	SE NE	26	60	12	105 7020 7750	100%
15	SW SW	26	60	12	105 7020 7760	100%
16	SE SW	26	60	12	105 7020 7760	100%
17	NW SE	26	60	12	105 7020 7770	100%
18	SE SW	27	60	12	105 7020 8000	100%
19	NE SE	27	60	12	105 7020 7990	100%
20	SE SE	27	60	12	105 7020 7990	100%
21	SW SE	27	60	12	105 7020 8010	100%
22	NE SE	32	60	12	105 7020 8440 & 8520	100%
23	NW SE	32	60	12	105 7020 8440 & 8520	100%
24	SE SE	32	60	12	105 7020 8430 & 8530	100%
25	NW NE	33	60	12	105 7020 8540 & 8550	100%
26	NE NE	34	60	12	105 7020 8570	100%
27	SE NE	34	60	12	105 7020 8570	100%
28	NE NW	34	60	12	105 7020 8580	100%
29	NE SW	35	60	12	105 7020 8590	100%
30	NW SW	35	60	12	105 7020 8590	100%
31	SE SW	35	60	12	105 7020 8610	100%
32	SW SE	35	60	12	105 7020 8600	100%
33	SE SE	35	60	12	105 7020 8600	100%

DNR - Teck Lease MM-9857

DNR - Teck Lease MM-9831-N

NorthMet Project

The map above was taken from the NorthMet Mining Project and Land Exchange Final Environmental Impact Statement published by the Minnesota Department of Natural Resources, United States Army Corps of Engineers, and United States Forest Service in or about  November 2015. The map presents the mineral ownership and surface ownership of the NorthMet Project, including the mineral ownership interests of RGGS Land & Minerals LTD., L.P. (RGGS) and Longyear Mesaba Company (LMC), the two companies with which PolyMet US Newco has entered into mining leases. Legal descriptions of the mineral properties subject to PolyMet US Newco's mining leases with RGGS and LMC are presented on the following pages.

RGGS - PolyMet Lease

Parcel	Section	T / R	Acreage	Ownership	Tax Parcel Code
Lot 1 (NE¼ - NE¼)	Section 1	T59N-R13W	34.63	100% Minerals	105-7020-00120
Lot 2 (NW¼ - NE¼)	Section 1	T59N-R13W	34.86	100% Minerals	105-7020-00120
Lot 3 (NE¼ - NW¼)	Section 1	T59N-R13W	35.09	100% Minerals	105-7020-00120
Lot 4 (NW¼ - NW¼)	Section 1	T59N-R13W	35.32	100% Minerals	105-7020-00120
SW¼ - NE¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00110
SE¼ - NE¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00110
SW¼ - NW¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00100
SE¼ - NW¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00100
NE¼ - SW¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00140
NW¼ - SW¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00140
SW¼ - SW¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00140
SE¼ - SW¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00140
NE¼ - SE¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00130
NW¼ - SE¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00130
SW¼ - SE¼	Section 1	T59N-R13W	40.00	100% Minerals	105-7020-00150
Lot 1 (NE¼ - NE¼)	Section 2	T59N-R13W	37.48	100% Minerals	105-7020-00180
Lot 2 (NW¼ - NE¼)	Section 2	T59N-R13W	37.57	100% Minerals	105-7020-00180
Lot 3 (NE¼ - NW¼)	Section 2	T59N-R13W	37.66	100% Minerals	105-7020-00180
Lot 4 (NW¼ - NW¼)	Section 2	T59N-R13W	37.75	100% Minerals	105-7020-00180
SW¼ - NE¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00170
SE¼ - NE¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00170
SW¼ - NW¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00160
SE¼ - NW¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00160
NE¼ - SW¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00220
NW¼ - SW¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00220
SW¼ - SW¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00220
SE¼ - SW¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00220
NE¼ - SE¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00220
NW¼ - SE¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00220
SW¼ - SE¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00220
SE¼ - SE¼	Section 2	T59N-R13W	40.00	100% Minerals	105-7020-00220
Lot 1 (NE¼ - NE¼)	Section 3	T59N-R13W	37.85	100% Minerals	105-7020-00210
Lot 2 (NW¼ - NE¼)	Section 3	T59N-R13W	37.96	100% Minerals	105-7020-00210

NE¼ - SE¼	Section 10	T59N-R13W	40.00	100% Minerals	105-7020-00610
NW¼ - SE¼	Section 10	T59N-R13W	40.00	100% Minerals	105-7020-00610
NE¼ - NE¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00620
NW¼ - NE¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00620
SW¼ - NE¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00620
SE¼ - NE¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00620
NE¼ - NW¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00620
NW¼ - NW¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00620
SW¼ - NW¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00620
SE¼ - NW¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00620
NE¼ - SW¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00630
NW¼ - SW¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00630
SW¼ - SW¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00630
SE¼ - SW¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00630
NE¼ - SE¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00630
NW¼ - SE¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00630
SW¼ - SE¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00630
SE¼ - SE¼	Section 11	T59N-R13W	40.00	100% Minerals	105-7020-00630
NE¼ - NE¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00640
SW¼ - NE¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00660
SE¼ - NE¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00660
NE¼ - NW¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00650
NW¼ - NW¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00650
SW¼ - NW¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00650
SE¼ - NW¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00650
NE¼ - SW¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00650
NW¼ - SW¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00650
SW¼ - SW¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00650
SE¼ - SW¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00650
NE¼ - SE¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00670
NW¼ - SE¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00670
SW¼ - SE¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00670
SE¼ - SE¼	Section 12	T59N-R13W	40.00	100% Minerals	105-7020-00670

Total Acreage through Third Amendment 4,362.42

Description of Leased Premises-Poly Met Mining Lease-Fourth Amendment

Parcel	Section	T / R	Acreage	Ownership	Tax Parcel Code
NE¼ - SE¼	Section 8	T59N-R13W	40.00	100% Minerals	105-7020-00480
NW¼ - SE¼	Section 8	T59N-R13W	40.00	100% Minerals	105-7020-00480
SW¼ - SE¼	Section 8	T59N-R13W	40.00	100% Minerals	105-7020-00480
SE¼ - SE¼	Section 8	T59N-R13W	40.00	100% Minerals	105-7020-00480
SE¼ - SW¼	Section 8	T59N-R13W	40.00	100% Minerals	105-7020-00490

LMC - PolyMet Lease

EXHIBIT C
DEFINED TERMS

[Redacted -  Commercially sensitive information]

"ACB Policies" has the meaning given to such term in Section 5.17(m). "Abandoned Property" has the meaning given to such term in Section  13.2.

"Accelerated Dilution" means applying an amount equal to three times the Payment Default (which shall include all interest accrued thereon in accordance with this Agreement but which has not yet been paid) contributed by the Non-Defaulting Members to the Company as the variable "D" in the formula set out in Section 7.6(i)(i) and thereafter re-calculating each Member's Percentage Interest in accordance with Section 7.6(i)(i), mutatis mutandis.

"Accepting Member" has the meaning given to such term in Section 14.6(a). "Acquiring Member" has the meaning given to such term in Section 12.1(b). "Acquisition" has the meaning given to such term in Section 12.3(a). "Acquisition Costs" has the meaning given to such term in Section  12.1(b).

"Act" means the Delaware Limited Liability Company Act, 6 Del.C. § 18-101 et seq. "Additional Rights" has the meaning given to such term in Section 12.1(b).

"Affiliate" in reference to a Party, means any Person that directly or indirectly controls, is controlled by, or is under common control with, such  Party.

"Agreement" means this Amended and Restated Limited Liability Company Agreement and its schedules and exhibits, as amended and modified from time to time.

"Anti-Bribery and Anti-Corruption Laws" means:

(a) the Corruption of Foreign Public Officials Act  (Canada)

(b) the OECD Convention on Combating Bribery of Foreign Public Officials in International  Business  Transactions  1997;

(c) the United Nations Convention against Corruption 2003;

(d) the Foreign Corrupt Practices Act of 1977 of the United States of America;

(e) the Bribery Act 2010 of the United Kingdom;

(f) the Swiss Criminal Code;

(g) any regulations under any of (a) to (f) above; and

(h) all other Applicable Laws where any of the Parties do business relating to corruption,  bribery, ethical business conduct, money laundering,  political contributions, gifts and gratuities, or lawful expenses, to public officials and private persons, and laws requiring the disclosure of agency relationships or commissions and the anticorruption rules of any international financial institutions with which any of the Parties does business.

"Applicable Accounting Standards" means International Financial Reporting Standards as issued and amended from time to time by the International Accounting Standards Board and interpretations thereof published by the International Financial Reporting Interpretations Committee.

"Applicable Law" or "Applicable Laws" means all applicable international, federal, provincial, territorial, state, regional, local and tribal laws (statutory or common), rules, ordinances (including zoning and mineral removal ordinances), regulations, treaties, cross-border and/or interstate compacts, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature (including Environmental Laws and any applicable securities laws or regulations, and any applicable rules of any stock exchange, imposing disclosure requirements).

"Appointee" means an individual nominated by a Member for appointment to be a member of the Board of Managers.

"Arbiter" has the meaning given to such term in Section 19.3(a).

"Area of Interest" means all lands that lie within two miles of the exterior boundaries of the Mineral Properties on the Effective Date, as depicted on the maps attached in Section 1 of Exhibit B.

"Assets" means the Properties, the Products, the Business Information, Financial Assurance Instruments, any sinking fund, if any, and all other real property, personal property, tangible or intangible, contract rights and other assets currently held in respect of the Two Projects or hereafter  acquired for  the  benefit of  the Company or  its subsidiaries.

"Auditors" has the meaning given to such term in Section 5.11.

"Authorizations" means all authorizations, leases, licenses, permits, concessions, approvals  and consents of and from any Governmental Authority which are necessary or desirable for the conduct of any activity, enterprise or undertaking, including Operations, on the Properties.

"Bankruptcy Event" means, with respect to a Member, any one or combination of the following or any event or circumstance analogous to the following:

(a) the Member ceases to carry on business;

(b) the commencement of proceedings for a voluntary winding up or dissolution of the Member (otherwise than as part of a bona fide amalgamation, takeover, or corporate reorganization), or the commencement of involuntary proceedings for the winding up or dissolution of the Member if such proceedings are not contested by the Member in good faith;

(c) a mortgagee taking possession of, or commencing the disposition of, all or substantially all of the Member's assets, operations or  business;

(d) the commencement of proceedings by the Member under applicable bankruptcy or insolvency legislation in respect of the disposition of the Member's debts, or the taking by the Member of any similar step under any similar legislation to effect an arrangement between the Member and its creditors; or

(e) the appointment of an administrator, receiver, receiver and manager or trustee in bankruptcy for all or substantially all of the assets of the Member otherwise than as part of a bona fide amalgamation, takeover, or corporate reorganization, or the commencement of involuntary bankruptcy proceedings against the Member, if such proceedings are not contested by the Member in good faith.

"BCICAC" means the British Columbia International Commercial Arbitration  Centre.

"Board of Managers" means the committee established under Article 5 to manage the Company. The members of the Board of Managers shall be the "manager" of the Company within the meaning of the Act.

"Budget" means a detailed estimate of all Costs to be incurred and a schedule of estimated  cash advances (whether as Member Loans or Member Capital Contributions) to be made by the Members with respect to a Program.

"Business" means the conduct of the business of the Company in furtherance of the purposes set forth in Section 2.7 and in accordance with this Agreement.

"Business Day" means any day that is not a weekend or a holiday in Vancouver, British Columbia, Saint Paul or Minnesota.

"Business Information" means (i) the terms of this Agreement and any other agreement  relating to the Business, (ii) the Records and Data, and (iii) all information, data and knowledge or know-how, in whatever form and however communicated, developed, conceived, originated or obtained by the Company and the Management Team in performing their obligations under this Agreement; provided that any such information that is proprietary to a Member and that is not communicated, developed, conceived, originated or obtained by such Member in performing its obligations under this Agreement shall not be "Business Information".

"Capital Account" means the account maintained by the Company for each Member to which proceeds from all Member Funding is notionally allocated for the purpose of tracking relative Ownership Interests in accordance with the provisions of this Agreement, including all adjustment provisions contemplated hereby.

"Cash Call" has the respective meanings given to such term in Section 8.1.

"Cause" means, with respect to a General Manager:

(a) cause as such term is defined in the written employment agreement between the Company and such General Manager; or

(b) in the event there is no such written employment agreement or cause is not defined therein, the usual meaning of just cause under the law of the jurisdiction in which the General Manager is employed or engaged, and shall include a default by such General Manager of the Performance Standard.

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of Delaware pursuant to the Act.

"Chair" has the meaning given to such term in Section 5.2.

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"Closure Operations" means Operations related to the shutdown and closure of the NorthMet Project and any other Mine constructed by or on behalf of Company in respect of the Two Projects, carried out by the Management Team in accordance with an adopted Closure Programs and Budgets and a closure  plan.

"Closure Program and Budget" has the meaning given to such term in Section 7.4(c).

"Code" means the Internal Revenue Code of 1986, as amended.

"Combination Agreement" means the combination agreement among Polymet Mining Corp, Teck Resources Limited, and the Company, dated as of July ●, 2022.

"Commencement of Commercial Production" means, in respect of any Mine, the achievement for the first time of Commercial Production from such Mine.

"Commercial Production" means, in respect of any Mine, the operation of such Mine for the commercial production, transportation and sale of Products, being at the volume and for the period that is stipulated to be commercial production in a positive Feasibility Study prepared in respect of such Mine, if any such volume and period is so specified, but does not include bulk sampling or preparation for testing purposes or the operation of a pilot plant.

"Committed Work Program and Budget" means the Program and Budget attached hereto as Exhibit J.

"Committee Chair" has the meaning given to such term in Section 5.9(g).

"Committee Members" has the meaning given to such term in Section 5.9(c).

"Company" has the meaning given to such term in the recitals.

"Completion" shall have the respective meaning given thereto in any completion agreement with Lenders in respect of a Project Financing.

"Compliance Program" means a set of internal functions, systems, policies and procedures adopted by the Company in accordance with the terms of this Agreement to comply with Applicable Laws, including applicable Anti-Bribery and Anti-Corruption Laws, and to uphold business reputation, which has the following as its core elements:

(a) an adequately resourced team of experienced compliance  professionals;

(b) a methodology for identifying, analysing, addressing and re-assessing compliance risks;

(c) established policies and procedures that incorporate the culture of compliance into the Company;

(d) a process for applying risk-based due diligence and management to third party relationships;

(e) appropriately tailored training  and communication on  policies  and  procedures;

(f) a mechanism by which employees can anonymously or confidentially report allegations of a breach of policy or suspected or actual misconduct;

(g) a disciplinary procedure which includes disciplinary action for compliance breaches;  and

(h) continuous improvement, periodic testing and review of the Compliance Program.

"Continuing Obligations" mean obligations or responsibilities arising under Applicable Laws or contracts that are reasonably expected to continue or arise after Mining on a particular area of the Properties have ceased or are suspended, such as future monitoring, stabilization or Environmental  Compliance.

"Contributing Member" has the meaning given to such term in Section 7.6(d).

"control" when used to describe a relationship between one Person and any other Person, has the following meanings:

(a) a Person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of  the body corporate are beneficially owned by the Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(b) a Person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided and which are entitled to vote on any matter are beneficially owned by that Person and the Person is generally able to direct the business and affairs of the entity;

(c) any general partner of a limited partnership controls the limited partnership;

(d) a Person who controls an entity is deemed to control any entity that directly or indirectly is controlled, or deemed to be controlled, by the entity; and

(e) a Person is deemed to beneficially own, for the purposes of subparagraphs (a) or (b):

(i) any securities of the entity that are beneficially owned by that Person; and

(ii) any securities of the entity that are beneficially owned by any entity directly or indirectly controlled by that Person.

"Costs" means all direct costs, outlays, obligations, liabilities, charges and expenses of any kind or nature actually incurred or chargeable directly by the Management Team in connection with Operations and includes the Minimum Costs and the Permitted Overruns.

"Cover Payment Loan" means a loan made by a Non-Defaulting Member to a Defaulting Member upon a Payment Default in accordance with Section 15.3(a)(ii).

"Current NorthMet Permits" has the meaning given to such term in Section 7.2(a)(i).

"Deadlock Offer" has the meaning given to such term in Section 5.18(f)(i).

"Deadlock Offer Period" has the meaning given to such term in Section 5.18(f)(ii).

"Deadlock Offeror" has the meaning given to such term in Section 5.18(f)(i).

"Deadlock Proposal" has the meaning given to such term in Section 5.18(c)(ii).

"Deadlock Purchase Option" has the meaning given to such term in Section 5.18(f)(i).

"Deadlock Recipient" has the meaning given to such term in Section 5.18(f)(i).

"Deadlock Sale Option" has the meaning given to such term in Section 5.18(f)(i).

"Defaulting Member" means a Member that has committed an Event of Default.

"Developed IP" means any and all discoveries, inventions, processes, methods,  techniques, know-how, and Intellectual Property Rights and other proprietary rights, expressed in whatever  form and may include technical information, procedures, formulae, protocols, software, specifications,  flowcharts,  instructions,  data,  and  other  documents  and  materials  that  are learned,  owned, generated,  developed or acquired by the Company in  the course of Operations    or  which  relates  to the Assets.

"Development" means all preparation (other than Exploration) for the removal and recovery of Products, including construction and installation of a Mine as part of the NorthMet Construction or otherwise or any other improvements to be used for the Mining of Products and all related Environmental Compliance, but for greater certainty shall not include Exploration.

"Development Decision" means an express resolution of the Board of Managers to commence Development of the NorthMet Construction. [Redacted - Commercially sensitive information].

"Development Decision Meeting" has the meaning given to such term in Section 5.13(b). "Dilution Date" has meaning given to such term in Section 7.6(h).

"Disputing Parties" has the meaning given to such term in Section 19.1(a). "Distributable Cash" means, in respect of any period, the lesser  of:

(a) all cash and cash equivalents (other than cash from Member Funding, from borrowing pursuant to Project Financing or other financing activities by or on behalf of the Company) after providing for any reserves or other amounts as may be required under Applicable Law, adopted Programs and Budgets, current liabilities, operation expenses, debt service, royalties, payments under impact- benefit and similar agreements, taxes, working capital and cash committed but not expended (for the purposes of this definition, cash shall be considered to be committed if it relates to matters contemplated by an adopted Program and Budget or to reasonable contingencies and reserves established by the Board of Managers, including a reasonable allowance for Continuing Obligations, reclamation and other closure costs); and

(b) the maximum amount permissible for distributions in accordance with Applicable Law to Members during or in respect of the period in accordance with the terms    of any third party loan or other agreement in effect during the period which limits distributions  to Members.

"Effective Date" has the meaning given to such term in the preface.

"Election Time Period" shall mean the following period of days for a Member to make a funding election in respect of an adopted Program and Budget after such Member receives written  notice from the Management Team in respect thereof in accordance with Section 7.6(a):

(a) a period of 120 days to make a funding election in respect of the adopted Initial Construction  Program  and Budget;

(b) a period of 120 days to make a funding election in respect of any adopted MPE Program and Budget; and

(c) a period of 60 days to make a funding election in respect of any other adopted Program and Budget.

"Encumbrance" means any interest of any Third Party or any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by Applicable Law, including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, right of first refusal, privilege, encumbrance, easement, hypothec, pledge, title retention agreement, reservation of title, severed mineral interest, servitude, right of way, restrictive covenant, right of use or any matter capable of registration against title or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy, property or assets.

"Environmental Compliance" means actions taken, or refrained from being taken in order to comply with the requirements of all Environmental Laws, including any Authorizations or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws or contractual commitments, including any requirements to provide Financial Assurance Instruments to  FA  Beneficiaries.

"Environmental  Laws"  means  Applicable  Laws  aimed  at  reclamation,  remediation  or restoration of the Properties; abatement of pollution; protection of the environment; protection of wildlife,  including endangered  species;  ensuring  public  safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials or substances; releases or threatened releases of pollutants, contaminants, chemicals  or industrial, toxic or hazardous substances as wastes into the environment, including ambient air, surface water and groundwater; and all other Applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling, transport, cleanup or management of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or  hazardous wastes.

"Environmental Liabilities" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, fines, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including attorneys' fees and costs, experts' fees and costs, and consultants' fees and costs) of any kind or of any nature whatsoever that  are asserted against the Company, either Member or the Management Team, by any Person other than any such listed party, alleging liability (including liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Properties or emanating or migrating or threatening to emanate or migrate from the Properties to off-site properties; (ii) the physical disturbance of the environment; or (iii) the violation or alleged violation of any Environmental Laws.

"Equity Transfer" has the meaning given to such term in the recitals.

"Event of Default" has the meaning given to such term in Section 15.1.

"Event of Force Majeure" has the meaning given to such term in Exhibit H.

"Excluded Member" has the meaning given to such term in Section 5.18(g)(iii).

"Excluded Program and Budget" means the Committed Work Program and Budget, the Initial Construction Program and Budget and an MPE Program and Budget.

"Expert Resolvable Deadlock" has the meaning given to such term in Section  5.18(c).

"Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of possible Products (including geophysical surveys, geochemical surveys, geological mapping, drilling, obtaining permits and other related administrative activities related to the Properties and claim maintenance but excluding engineering and surveys related to production permitting for adjacent properties), and includes related Environmental Compliance.

"FA Beneficiaries" means each and every Person, including Governmental Authorities, which is the beneficiary of one or more of the Financial Assurance Instruments.

"Facilities" means all mines, wells and plants including all pits, shafts, haulage ways and other underground workings, and all buildings, plants and other structures, fixtures and improvements, mobile equipment, stores of a capital and consumable nature, and all other property, infrastructure, utilities, housing, airport, rail-loading and roads, whether fixed or moveable, as the same may exist at any time, in or on the Properties or outside the Properties if they materially relate to the Properties.

"Fair Market Value" means, in respect of the fair market value of anything contemplated in this Agreement, the fair market value thereof agreed, from time to time, between the Members or, failing agreement between them, the valuation of the fair market value of such thing as between a willing but not anxious seller and a willing but not anxious buyer dealing with one another at arms' length, and with each having adequate information about such thing, made by a Valuation Expert.

"Feasibility Study" means any comprehensive study or report undertaken on behalf of the Company of a mining project in relation to the Properties in which geological, engineering, legal, operating, economic, social, environmental, sustainable development and other relevant factors are considered in sufficient detail that such study could reasonably serve as the basis for a final decision by a financial institution to finance the development of such mining projects which are compliant with National Instrument 43-101 Standards of Disclosure for Mineral Properties as adopted by the Canadian Securities Administrators and have been approved by the Board of Managers.

"Finance and Audit Committee" means the finance and audit committee appointed by the Board of Managers pursuant to Section 5.9(a).

"Financial  Assurance  Instruments"  means  any  agreements  and  financial  instruments providing financial assurance (including letters of credit, bonds, insurance policies, and trust and other agreements) to FA Beneficiaries, including Governmental Authorities, with respect to the Properties and the satisfaction of any Environmental Liabilities incurred thereon, including, but not limited to, any such financial assurance obligations imposed under any Authorizations applicable to the any of the Properties.

"FS Program and Budget" has the meaning given to such term in Section 5.12(a).

"FS Sole Fund" has the meaning given to such term in Section 5.18(g)(i).

"Funding Plan" means a description of the sources of funding to be utilized in the implementation of an adopted Program and Budget, the particulars of funding from such sources and estimates of when the funds will be needed. For clarity and subject to Section 5.18(g) in respect of an FS Sole Fund and 5.18(i) in respect of an MPE Sole Fund, this will be comprised of any combination of Member Capital Contributions or Member Loans or funding from the gross revenues of the Company, as may be approved by the Board of Managers in respect of the funding of any adopted Program and Budget, and may include Project Financing with respect to the adopted Initial Construction Program and Budget and any adopted MPE Program and Budget (other than in respect of an MPE Sole Fund), as the case may be, in accordance with Section 5.14.

"General Manager" has the meaning given to such term in Section 6.1(b).

"Glencore" means Glencore International AG or any of its Affiliates.

"Glencore Offtake" has the meaning to such term in Section 11.1(b).

"Glencore Offtake Agreement" has the meaning to such term in Section  11.1(b).

"Governmental Authority" means any (i) international, national, federal, provincial, territorial, regional, county, state, municipal, local, tribal or other governmental or public department,    central  bank, court, commission,  board,  bureau, agency or  instrumentality,  domestic  or foreign, (ii) subdivision or authority of any of the foregoing, (iii) securities regulatory authority or stock exchange, and (iv) quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; in each case, having jurisdiction in the relevant circumstances.

"Governmental Fees" means all rental fees or other payments due under mining leases or other permits or agreements allowing exploration and or development of mineral rights and interests, location fees, mining claim maintenance payments, real estate taxes and similar payments required by Applicable Law to hold mining rights or interests in the State of Minnesota.

"Hedging Policies" has the meaning given to such term in Section 5.17(l).

"Impending Decline Notice" has the meaning given to such term in Section 7.4(c).

"Indemnified Party" has the meaning given to such term in Section 6.5.

"Indirect Transfer" means, in respect of a Member, a Change of Control of such Member provided that, such transaction shall only constitute an Indirect Transfer to the extent that if a Person acquires control of the Member through the acquisition of the securities of the Member or an Affiliate of the Member, at least 90% of the Fair Market Value of all the consolidated assets of the Member or such Affiliate, as the case may be, are comprised of the Member's Ownership Interest, and further provided that for the purposes of this definition of "Indirect Transfer":

(a) a "Change of Control" of a Member shall occur if the Member: (i) comes to have  an Ultimate Control Person who was not the Ultimate Control Person of that Member as of the Effective Date (or as of the date any such Member becomes a Member  in accordance with this Agreement  after the Effective Date); (ii) comes  to have any Ultimate Control Person if such Member had no Ultimate Control Person as of the Effective Date (or as of the date any such Member becomes a Member in accordance with this Agreement after the Effective Date); or (iii)    ceases to have an Ultimate Control Person where such Member had an Ultimate Control Person as of the Effective Date (or as of the date any such Member  becomes a Member in accordance with this Agreement after the Effective Date); provided that, notwithstanding the foregoing, any acquisition of control or change  of control of Teck (or of any party acquiring control of it) or of PolyMet US Newco (or of any party acquiring control of it), for so long as such entity is publicly listed  on a Recognized Exchange at the time the relevant transaction occurs, shall not constitute a Change of  Control (the "Public Company Exception");  provided  further that the Public Company Exception shall only be applicable to the      Ultimate Control Person of a Member where such Ultimate Control Person is    listed on a Recognized Exchange and the Public Company Exception shall not  apply to any Transfer or Indirect Transfer of any other entity that is listed on a Recognized Exchange but that is not the Ultimate Control Person of such    Member;

(b) the "Ultimate  Control  Person"  of  a Member  is the  Person who  ultimately controls the Member, whether directly or indirectly through Affiliates, and where such control is exercised by the Ultimate Control Person indirectly through other Affiliates of the Ultimate Control Person, the replacement, insertion or removal of any such Affiliates shall not constitute a Change of Control; provided that the Ultimate  Control  Person  continues,  notwithstanding  such  replacement  or removal, to  control the Member  as  aforesaid;

(c) the Parties record that, as of the Effective Date, the Ultimate Control Person of PolyMet US Newco is Polymet Mining Corporation; and

(d) the Parties record that, as of the Effective Date, the Ultimate Control Person of Teck is Teck Resources Limited.

"Inflation Factor" means, at any time, the fraction obtained where the numerator is the Consumer Price Index for the United States of America (all items) for the then current year and the denominator is the Consumer Price Index for the United States of America (all items) for the year immediately preceding the then current year, with appropriate mathematical adjustment made to ensure that both the numerator and the denominator have been prepared on the same basis.

"Initial Construction Program and Budget" has the meaning given to such term in Section 7.3.

"Insured Parties" has the meaning given to such term in Section  17.4(a).

"Intellectual Property Rights" means any and all proprietary rights provided under patent law, copyright law, trade-mark law, design patent or industrial design law, semi-conductor chip or mask work law, or any other Applicable Laws, including trade secret law, that may provide a right in ideas, formulae, algorithms, concepts, inventions, know-how, computer software, database or design, or the expression or use  thereof.

"Interim General Manager" has the meaning given to such term in Section 5.18(h)(i).

"Legal Claim" means any civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit or proceeding and any loss, liability, damage, expense (including legal fees), notice, demand or claim resulting therefrom or any other claim or demand of whatever nature or kind.

"Lender" means any reputable bank, financial institution or other senior lender.

"Losses" means any and all damages, fines, penalties, deficiencies, losses, costs, fees and expenses (including interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals).

"Major Overrun Threshold" has the meaning given to such term in Section 5.16(b).

"Major Project Expansion" has the meaning given to such term in Section  5.16(c).

"Management Team" means, collectively, the General Manager and the Senior-Level Officers appointed in accordance with Sections 6.1 and 6.4 from time to time to manage Operations.

"Marketing Committee" means the marketing committee appointed by the Board of Managers pursuant to Section 5.9(a).

"Material Compliance Breach" has the meaning given to such term in Exhibit K.

"Member" means, so long as it is not a Withdrawing Member, Teck or PolyMet US Newco, any permitted successor or assign of Teck or PolyMet US Newco, or any other Person admitted as a Member of the Company under this Agreement.

"Member Capital Contribution" means any cash (other than Member Loans) contributed to the Company by any Member (or it predecessor in interest) in respect of Cash Calls as required to be made in accordance with the Funding Plan.

"Member Funding" means all amounts paid or deemed to be paid pursuant to the terms of this Agreement by the Members to the Company subsequent to the Effective Date by way of Member Capital Contributions or Member Loans.

"Member Information" means, at any time, any information that, at that time, concerns or relates to a Member and its Affiliates and their respective businesses and affairs and includes information of a confidential or proprietary nature in respect of such Member, but does not include Business Information.

"Member Loan" means any cash (other than Member Capital Contributions) contributed to the Company by any Member (or its predecessor in interest) in respect of Cash Calls in the form of subordinated loans by Members to the Company as required to be made in accordance with the Funding Plan.

"Mine" means the workings established and Assets acquired, obtained or constructed in order to bring the Properties or a portion thereof into (and to maintain) Commercial Production, including any Facilities related thereto.

"Mineral Properties" means the mineral rights and interests, whether leasehold, fee or other interests, identified in Section 1 in Exhibit B and the areas of which are outlined on the maps set out under Section 1 in Exhibit B.

"Mineral Rights" means mining leases or other leases granting  rights and interests to  explore and/or  develop  minerals,  fee  title  interests  to  mineral  rights  and  interests,  patented  or unpatented mineral claims, prospecting licenses or other forms of Authorization, mineral concessions,  exploration  or  development  Authorizations  and  other  forms  of  tenure  or  other rights to Minerals or to work upon land for the purpose of searching for, developing or extracting Minerals under any form of title or other applicable rights and interests recognized under the Applicable Laws,  whether  contractual, statutory,  regulatory or  otherwise,  or  any interest therein.

"Minerals" means any and all ores and minerals, precious and base, metallic and non-metallic (and concentrates derived therefrom), in, on or under the Properties and the Area of Interest which may lawfully be explored for, mined and sold pursuant to the Mineral Rights possessed in connection with the Properties.

"Minimum Costs" has the meaning given to such term in Section 5.18(b).

"Mining" means extracting, producing, handling, milling, smelting, refining, preparation or other processing or beneficiation of Products, and transportation thereof, as necessary, and includes related Environmental Compliance and compliance with any applicable contract, leases, or other instruments or arrangements with respect to possession of Mineral Rights and related surface, subsurface, or ancillary properties or Facilities.

"MPE Completion Date" has the meaning given to such term in Section 5.18(i)(iii).

"MPE Default Date" has the meaning given to such term in Section 5.18(i)(iii).

"MPE Program and Budget" has the meaning given to such term in Section 5.18(i)(i).

"MPE Sole Fund" has the meaning given to such term in Section 5.18(i)(ii).

"Non-Contributing Member" has the meaning given to such term in Section 7.6(d).

"Non-Defaulting Member" means each other Member where a Member has committed an Event of Default.

"Non-Sole Funding Member" has the respective meanings given to such term in Sections 5.18(g)(i) and 5.18(i)(iii).

"Non-Target Member" has the meaning given to such term in Section 14.4(a).

"Non-Valuation Dispute" has the meaning given to such term in Section 19.1(a)(ii).

"Notice" has the meaning given to such term in Section 22.1(a).

"Notice of Default" means a written notice specifying, in reasonable detail, the nature of the Event of Default that is delivered by the Company or any Non-Defaulting Member to the Defaulting Member pursuant to Section 15.2.

"Notice of Pending Decision" has the meaning given to such term in Section 5.13(b).

"Notice to Acquire" has the meaning given to such term in Section 15.3(d).

"Notified Member" means, as the case may be, a Recipient Member in accordance with Section 14.3(a), a Non-Target Member in accordance with Section 14.4(a) or a Non-Defaulting Member in accordance with Section 15.3(d).

"NorthMet Construction" has the meaning given to such term in Section  7.3.

"NPV" means, at any point in time, the net present value of the Company or a Member's Ownership  Interest, as the case may be,  as determined in accordance with,  mutatis mutandis,  the calculations set forth in Exhibit G, ignoring for all purposes where the NPV is being determined pursuant to Section 15.3(a)(i) all references to Major Project Expansions, the MPE Completion Date or MPE Default Date in Exhibit G, including determination thereof by a Valuation Expert in the event of a failure by the Members to agree on the basis of the determination of the NPV at any  time.

"Offered Interest" has the meaning given to such term in Section  14.1(a).

"Offtake Framework Agreement" has the meaning to such term in Section 11.1(a).

"Operating Program and Budget" has the meaning given to such term in Section    7.4(b).

"Operations" means the undertakings, activities, and operations in respect of any part of the Two Projects engaged in by the Company, including by the Management Team for and on behalf of the Company, under this Agreement or in accordance with adopted Programs and Budgets and includes Exploration, the development of Mines and any expansions thereof, and Mining and Closing Operations.

"Ordinary Decision" has the meaning given to such term in Section 5.3(a).

"Original Agreement" has the meaning given to such term in the recitals. "Other Committee" has the meaning given to such term in Section 5.9(a).

"Ownership Interest" means the entire limited liability company interest (within the meaning of Section 18-101 of the Act) in the Company of a Member at any particular time, and shall include  the rights of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement and the Act, including such Member's share of the profits and losses of the Company, the right to receive distributions of Distributable Cash from the Company and, subject to the terms of  this  Agreement, the right to  vote and participate in the management of the Company, together with the obligations of such Member to comply with all of the terms and provisions of  this Agreement.

"Parties" mean the parties to this Agreement, and "Party" means any one such party, or a particular such party, as the context requires.

"Payment Default" has the meaning given to such term in Section 8.2.

"Permitted Encumbrances" means, collectively, the "Contributed Assets Permitted Encumbrances" and the "PolyMet Underlying Assets Permitted Encumbrance", each as defined in the Combination Agreement.

"Percentage Interest" means, of any Member as of any date, the relative Ownership Interest of  a Member in the Company including all other rights and obligations arising under this Agreement, being the amount of such Member's Capital Account expressed as a percentage of the aggregate of all Capital Accounts, as adjusted from time to time in accordance with this Agreement. Each Member's Percentage Interest shall be rounded to two decimal places (e.g., 1.519% rounded to 1.52%). Decimals of .005 or more shall be rounded up to .01; decimals of less than .005 shall be rounded down. The combined Percentage Interest of all Members shall at all times be equal to 100%.

"Performance Standard" has the meaning given to such term in Section 6.3(b). "Permitted Overruns" has the meaning given to such term in Section  7.4(d).

"Person" means a natural person, partnership, limited partnership, limited liability partnership, limited liability limited partnership, corporation, limited liability low-profit company, limited liability company, joint stock company, trust, unincorporated association, joint venture, juridical person or Governmental Authority, and related personal pronouns have a similarly extended meaning, as the context requires.

"Policy Standards Committee" means the policy standards committee appointed by the Board  of Managers pursuant to Section 5.9(a).

"PolyMet US Newco" has the meaning given to such term in the recitals.

"Pre-AFE Program and Budget" means any Program and accompanying Budget which is carried out following the completion of the Committed Work Program and Budget for the purpose of enabling the Management Team, in accordance with prudent mining and engineering practices, to prepare the Initial Construction Program and Budget for the basis of a Development Decision.

"Principal Framework Offtake Agreement" has the meaning given to such term in Section 11.1(a).

"Principal Offtake" has the meaning to such term in Section 11.1(a).

"Principal Offtake Agreement" has the meaning to such term in Section 11.1(a).

"Products" means all Minerals produced from the Properties.

"Program" means a program to carry out work on the Properties, which shall include a description, in reasonable detail, of Operations to be conducted and objectives to be accomplished by the Management Team on behalf of the Company for a particular Program Period.

"Program Period" means the time period covered by any Program and Budget adopted by the Board of Managers.

"Project Approval Date" has the meaning given to such term in Section 7.3.

"Project Approvals" has the meaning given to such term in Section 7.3.

"Project Financing" has the meaning given to such term in Section 5.14(a).

"Project Sanction AFE" has the meaning given to such term in Section  5.13(c).

"Properties" means (i) the Mineral Properties, (ii) the Real Properties, (iii) the Additional Rights    in respect of which an Acquisition Notice is given in accordance with this Agreement, (iv) any mineral or subsurface rights, surface rights or ancillary rights acquired by the Company or by any of its subsidiaries outside of the Area of Interest whether by way of an Acquisition or  otherwise, and (v) any claims, Authorizations, leases or other forms of mineral, subsurface or surface tenure or rights or interests of any kind associated with, substituted for, any renewals or extensions of  and any relocations of or  amendments  to the  interests specified  in clauses (i) to (iv) of this definition or issued in consequence of such interests, whether extending over a greater or lesser area than such  interests.

"Real Properties" means the surface interests, fee title, leasehold interests, licences, fixtures, infrastructure, and any other interest in real property associated with or comprising a portion of  the either of the Two  Projects.

"Recipient Member" has the meaning given to such term in Section 14.3(a).

"Recognized Exchange" means a recognized national stock exchange, including the London Stock Exchange, the New York Stock Exchange, the Toronto Stock Exchange, the TSX Venture Exchange, the Australian Stock Exchange, the Johannesburg Stock Exchange, the Hong Kong Stock Exchange and the NASDAQ Stock Market.

"Records and Data" means all of the books, records, books of account, business analyses and plans, surveys, building plans and specifications, warranties, bills of sale, environmental analyses and assessments, records, data, surveys, maps, geological and technical information, geophysical and geological reports, technical reports, physical samples (including rock, till, bulk and core), agreements, notices, correspondence and other communications and all other documents, files, records and information, financial or otherwise, associated with or related to the Properties, within the control or possession of the Management Team, the Company or a Member (or any Affiliate thereof), as the case may be, including all data and information stored electronically, digitally or on computer related media.

"Regular Overrun Threshold" means in respect of any adopted Program and Budget, overruns equal to or less than: (i) $[Redacted - Commercially sensitive information] in the aggregate in any Year, or (ii) 10% of any single line item over $[Redacted - Commercially sensitive information] in any Year.

"Related Party" means with respect to any Party, an Affiliate of that Party and includes any director or officer of that Party or of any of its Affiliates.

"Remaining Members" has the meaning given to such term in Section 3.4(a).

"Removal Notice" has the meaning given to such term in Section 6.3(c).

"Representative" means, with respect to any Person, any director, officer, manager, employee, consultant, mandatory, accountant, insurer, agent or counsel of that  Person.

"Required Disclosure" has the meaning given to such term in Section 16.3(a).

"Retroactive Funding Election" has the meaning given to such term in Section  5.18(g)(ii).

"Royalty" means a royalty calculated and granted in respect of the Properties on substantially the terms and conditions contained in the form of royalty agreement set forth in Exhibit E.

"Rules" has the meaning given to such term in Section 19.3(a).

"Sale Procedure" means the terms set forth in Section 14.6.

"Sanctioned  Person"  means:

(a) any Person that is sanctioned under any economic or trade sanction, regulation, statute or official embargo measure imposed by the United Nations or the laws of the U.S., the European Union, the United Kingdom, Australia, Canada or any other country;

(b) includes any Person named in the 'Specially Designated Nationals and Blocked Persons' list maintained by the United States Department of the Treasury or any similar or equivalent list maintained by the government of any country listed above in (a); or

(c) any Person controlled by one or more Persons described above.

"Security Interest" has the meaning given to such term in Section 14.5(b).

"Senior Executive Officer"  means:

(a) in respect of PolyMet US Newco, the Chief Executive Officer and the Chief Financial Officer as of the Effective  Date;

(b) in respect of Teck, the ●; and

(c) in respect of any other Member, the person holding an office of equivalent  standing, as nominated by the Member at the time it first acquires an Ownership Interest, from time to time.

"Senior-Level Officers" has the meaning given to such term in Section 6.1(c).

"SERA Committee" means the SERA committee appointed by the Board of Managers pursuant to Section 5.9(a).

"Shortfall" has the meaning given to such term in Section 7.6(d).

"SOFR" means, with respect to any SOFR Business Day, a rate per annum equal to the secured overnight financing rate for such SOFR Business Day published by the SOFR Administrator on the SOFR Administrator's Website at approximately 2:30 p.m. (New York City time) on the immediately succeeding SOFR Business Day.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"SOFR Business Day" means any day that is not a Saturday, Sunday or other day that is: (a) a legal holiday under the laws of the State of New York; (b) a day on which banking institutions in such state are authorised or required by law to close; or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"Sole Fund Notice" has the respective meanings given to such term in Sections 5.18(g)(i) and 5.18(i)(ii).

"Sole Fund Period" has the respective meanings given to such term in Sections 5.18(g)(i) and 5.18(i)(ii).

"Sole Funding Deadline" has the meaning given to such term in Section 5.18(g)(ii).

"Sole Funding Member" has the respective meanings given to such term in Sections 5.18(g)(i) and 5.18(i)(ii).

"Special Majority Decision" has the meaning given to such term in Section 5.16.

"Supplemental Program and Budget" has the meaning given to such term in Section 7.4(d).

"Target Member" has the meaning given to such term in Section 14.4(a).

"Tax" or "Taxes" means all federal, state, provincial, territorial, regional, county, municipal, local, tribal or foreign taxes, duties, imposts, levies, assessments, tariffs and  other  charges  imposed, assessed or collected by a Governmental Authority, including: (i) any gross income, net income, gross receipts,  business, royalty,  capital, capital gains, goods and services,  value added,  severance,  stamp,  franchise,  occupation,  premium,  capital  stock,  sales  and  use,  real  property, land transfer, personal property, ad valorem, transfer, license, profits, windfall profits,  environmental,  payroll,  employment,  employer  health,  pension  plan,  anti-dumping,  countervail or excise tax; (ii) all withholdings on amounts paid to or by the relevant Person; (iii) all  employment insurance premiums, government pension plan contributions or premiums; (iv) any  fine, penalty, interest, or addition to tax; (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing  or payment        of any such tax, levy, assessment, tariff, duty, deficiency, or fee; and (vi) any liability for any of    the foregoing as a transferee, successor, guarantor, or by contract or by operation of  Applicable Law.

"Tax Allocation Account" means, in respect of each Member, the account maintained for each Member in accordance with Exhibit D.

"Technical Committee" means the technical committee appointed by the Board of Managers pursuant to Section 5.9(a).

"Technical Expert" means an independent mining professional with appropriate technical qualifications and senior experience in the mineral extraction industry as would reasonably be required to make a determination in the context in which such determination is required under this Agreement:

(a) appointed by the mutual agreement in writing of the Members; or

(b) in the absence of agreement of the Members within five Business Days of any Member calling for the appointment of a Technical Expert, nominated (which nomination shall bind the Members) at the request of any Member by the chief executive offer for the time being of CIM, provided that the Technical Expert may, in the sole discretion of the Technical Expert, obtain the advice of any other independent expert in relation to subject matters outside of the ordinary expertise of the Technical Expert.

"Teck" has the meaning given to such term in the recitals.

"Term SOFR" means the greater of (a) the forward-looking term rate for a period of one month based on SOFR that is published by an information service that publishes such rate from time to time as is reasonably selected by the Party to whom any overdue amount is owed hereunder  at approximately a time and as of a date determined by the Party in its reasonable discretion in a manner substantially consistent with market practice and (b) zero percent.

"Third Party" means any Person, other than a Party hereto or an Affiliate of a Party hereto.

"Third Party Insurance Claim" has the meaning given to such term in Section 17.5(a).

"Third Party Offer" has the meaning given to such term in Section 14.3(a).

"Trade-marks" means trade-marks, trade names, brands, trade dress, business names, domain names, designs, graphics, logos and other commercial symbols and indicia of origin whether registered or not and any goodwill associated therewith.

"Transfer" when used as a verb, means to sell, grant, assign or create an Encumbrance, pledge  or otherwise convey, or dispose of (including by way of an earn-in, back-in right or any synthetic disposal of economic rights) or commit to do any of the foregoing, or to arrange for substitute performance by an Affiliate or Third Party (except as permitted under this Agreement).

"Transfer Approval" has the meaning given to such term in Section 14.6(e).

"Transfer Deadline Date" has the meaning given to such term in Section 14.6(e).

"Transitional Period" has the meaning given to such term in Section 6.1(a).

"Trigger Offer" means, as the case may be, a Vendor Notice in accordance with Section 14.3(a), an Indirect Transfer in accordance with Section 14.4(a) or a Notice to Acquire in accordance with Section 15.3(d).

"Triggering Member" means, as the case may be, the Vendor in accordance with Section 14.3(a), a Target Member in accordance with Section 14.4(a) or a Defaulting Member in accordance with Section 15.2.

"Two Projects" has the meaning given to such term in the recitals.

"UCC" has the meaning given to such term in Section 15.9.

"Unanimous Decision" has the meaning given to such term in Section 5.17.

[Redacted - Commercially sensitive information]

"U.S." means the United States of America and its territories and possessions. "Valuation Dispute" has the meaning given to such term in Section 19.1(a)(i).

"Valuation Expert" means an independent mining financing and valuation professional with appropriate qualifications and senior experience in the mining financing and valuation industry as would reasonably be required to make a financial valuation as required under this Agreement:

(a) appointed by the agreement of the Members; or

(b) in the absence of agreement of the Members within five Business Days of any Member calling for the appointment of a Valuation Expert, nominated (which nomination shall bind the Members) at the request of any Member by the Auditors.

"Value" has the meaning given to such term in Section 5.18(f)(i).

"Vendor" has the meaning given to such term in Section 14.3(a).

"Vendor Notice" has the meaning given to such term in Section 14.3(a).

"Withdrawing Member" has the respective meanings given to such term in Sections 3.4(a) and 18.1(b).

"Year" means a calendar year.

EXHIBIT D
TAX MATTERS

1. Company Status; Tax Returns

(a) It is understood and agreed that the Members intend that the Company be  treated as a partnership for U.S. federal and state income tax purposes, and, unless otherwise agreed to hereafter by the Members, no Member nor the Company shall take (or cause to be taken) any action to change the status of the Company as a partnership under Treas. Reg. §§ 1.761-1, 301.7701-3 or similar provision of state law. It is understood and agreed that the Members intend to create a partnership for federal and state income tax purposes only. For the avoidance of doubt, no Member, Management Team member, officer or agent of the Company is authorized to, or may, file IRS Form 8832 (or such alternative or successor form) to elect to have the Company or any subsidiary classified as an association taxable as a corporation for federal income tax purposes under Treasury Regulations Section 301.7701-3. The Board of Managers shall, in addition, affirmatively take such reasonable action within its control as may be necessary or required to maintain the status of the Company as a partnership for federal, state and local income tax purposes and each subsidiary, if any, as an entity disregarded as separate from the Company for federal, state and local income tax purposes.

(b) Subject to Section 6.2(i) of the Agreement, the Management Team shall file with the appropriate office of the Internal Revenue Service and the Minnesota Department of Revenue a partnership income tax return for the Company. The Members recognize that this Agreement may be subject to state income tax statutes. The Management Team shall file with the appropriate offices of the state agencies any required partnership state income tax returns for the Company.

(c) Each Member agrees to furnish to the Management Team any information about itself or its Affiliates as shall be required for proper preparation of such returns.

(d) The Board of Managers may elect to extend the time for filing any Company tax return as provided for under the Code and applicable state  statutes.

(e) The Management Team shall furnish to the Members for their review and approval a copy of each proposed income tax return at least thirty days prior to the date the return is required to be filed (including applicable extension).

2. Tax Elections

(a) The Company shall make the following elections for purposes of all partnership income  Tax returns:

(i) To use the accrual method of accounting;

(ii) To use as its taxable year the year required by the provisions at Section 706(b)(1) of the Code and the Treasury Regulations thereunder;

(iii) Unless the Members unanimously agree otherwise, to deduct currently all development expenses to the extent possible under Section 616 of the Code;

(iv) Unless the Members unanimously agree otherwise, to compute the  allowance for depreciation in respect of all depreciable Assets using the maximum accelerated tax depreciation method and the shortest life permissible or, at the election of the Board of Managers, using the units of production  method  of depreciation;

(v) To treat advance royalties as deductions from gross income for the year paid or accrued to the extent permitted by law;

(vi) To adjust the basis of property of the Company under Section 754 of the Code; and

(vii) To amortize over the shortest permissible period all organizational expenditures and business start-up expenses under Sections 195 and 709 of the Code.

(b) Any other Tax elections to be made by the Company under the Code or any state tax law shall be made as determined by the Board of Managers; provided, that, the Board of Managers shall make no other tax elections for the Company or permit the Company to claim any federal tax credits other than investment tax credits, except as otherwise provided herein, without the written consent of All Members, such consent not to be unreasonably withheld, conditioned or delayed.

(c) Each Member shall elect under Section 617(a) of the Code to deduct currently all exploration expenses. Further, if the Internal Revenue Service has or will modify    a member's claim of exploration costs, the Company should be advised of such modified exploration costs for its adjustment for future depletion    claims.

(d) Each Member reserves the right to capitalize its share of development or exploration expenses of the Company in accordance with Section 59(e) of the Code, provided that a Member's election to capitalize all or any portion of such expenses shall not affect the Member's Tax Allocation Account.

3. Allocations to Members

Allocations for Tax Allocation Account purposes shall be in accordance with the    following:

(a) Exploration expenses and development cost deductions shall be allocated among the Members in accordance with their respective contributions to such expenses  and costs.

(b) Depreciation and amortization deductions with respect to a depreciable Asset shall be allocated among the Members in accordance with their respective contributions to the adjusted basis of the Asset which gives rise to the depreciation, amortization or loss deduction.

(c) Production and operating cost deductions shall be allocated among the Members in accordance with their respective contributions to such costs in respect of contributed properties or incurred during start-up operations.

(d) Deductions for depletion (to the extent of the amount of such deductions that would have been determined for Tax Allocation Account purposes if only cost depletion were allowable for federal income tax purposes) shall be allocated to the Members in accordance with their respective contributions to the adjusted basis of the depletable property. Any remaining depletion deductions shall be allocated to the Members so that, subject to Paragraph 3(j), the Members receive to the extent possible the same total amounts of percentage depletion as they would have received if percentage depletion were allocated to the Members in proportion to their respective shares of the gross income used as the basis for calculating the federal income tax deduction for percentage depletion.

(e) Except as provided in Paragraph 3(f), below, to the extent permitted under Treas. Reg § 1.1245-1(e)(2), gain or loss on the sale of a depreciable or depletable  asset shall be allocated so that, to the extent possible, the net amount reflected    in the Members' Tax Allocation Account with respect to such property (taking into account the cost of such property, depreciation, amortization, depletion or other cost recovery deductions and gain or loss) most closely reflects the Members' Percentage  Interests.

(f) Gains and losses on the sale of all or substantially all the Assets of the Company shall be allocated so that, to the extent possible, the Members' resulting Tax Allocation Account balances are in the same ratio as their Percentage Interests  at the time of such sale.

(g) Income and gain (other than items of income or gain allocated pursuant to Paragraphs 3(e) and 3(f)) shall be allocated to the Members in accordance with their  Percentage Interests.

(h) The Members acknowledge that expenses and deductions allocable under the preceding provisions of this Paragraph 3 may be required to be capitalized into production under Section 263A of the Code. With respect to such capitalized expenses or deductions, the allocation of gross income on the sale of production shall be adjusted, in any reasonable manner consistently applied by the Management Team, so that the same net amount (subject possibly to timing differences) is reflected in the Tax Allocation Accounts as if such expenses or deductions were instead deductible and allocated pursuant to the preceding provisions of this Paragraph.

(i) All deductions and losses that are not otherwise allocated in this Paragraph 3 shall be allocated among the Members in accordance with their respective contributions to the costs producing each such deduction or to the adjusted basis of the Asset producing each such deduction or loss.

(j) Any recapture of exploration expenses under Section 617(b)(1)(A) of the Code, and any disallowance of depletion under Section 617(b)(1)(B) of the Code, shall be borne by the Members in the same manner as the related  exploration expenses were allocated to, or claimed by, them as deductions pursuant to Section 617(a) of the Code.

(k) If a reduced Percentage Interest is restored pursuant to this Agreement and if  this Agreement does not otherwise cause a shift in Tax Allocation Accounts, the Management Team shall endeavor to allocate items of income, gain, loss, and deduction (in the same year as the restoration of such Percentage Interest or, if necessary, in subsequent years) so as to cause the Tax Allocation Account balances of the Members to be the same as they would have been if the restored Percentage Interest  had never  been reduced.

(l) If the Members' Percentage Interests change during any taxable year of the Company, the distributive share of items of income, gain, loss and deduction of each Member shall be determined in any manner (1) permitted by Section 706 of the Code, and (2) determined by the Management Team having been advised by the Company's tax advisers. Preference shall be given to the interim closing-of- the-books method except where application of that method would result in undue administrative expense in relationship to the amount of the items to be allocated.

(m) For purposes of this Paragraph 3, items financed through indebtedness of, or from revenues of, the Company shall be treated as funded from contributions made by the Members to the Company in accordance with their Percentage Interests.

4. Regulatory Allocations

Notwithstanding the provisions of Paragraph 3 to the contrary, the following special allocations shall be given effect for purposes of maintaining the Members' Tax Allocation Accounts.

(a) If either Member unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), § 1.704- 1(b)(2)(ii)(d)(5) or § 1.704-1(b)(2)(ii)(d)(6), which result in a deficit Tax Allocation Account balance, items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Tax Allocation Account deficit of such Member as quickly as possible. For the purposes of this Paragraph 4(a), each Member's Tax Allocation Account balance shall be increased by the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. §§ 1.704-2(g)(1)  and 1.704-2(i)(5).

(b) If there is a net decrease in partnership minimum gain for a taxable year of the Company, each Member shall be allocated items of income and gain for that year equal to that Member's share of the net decrease in partnership minimum gain,  all in accordance with Treas. Reg. § 1.704-2(f). If, during a taxable year of the Company, there is a net decrease in partner nonrecourse debt minimum gain,  any Member with a share of that partner nonrecourse debt minimum gain as of the beginning of the year shall be allocated items of income and gain for the year (and, if necessary, for succeeding years) equal to that Member's share of the net decrease in partner nonrecourse debt minimum gain, all in accordance with Treas. Reg. § 1.704-2(i)(4). Pursuant to Treas. Reg. § 1.704-2(i)(1), deductions attributable to "partner nonrecourse liability" shall be allocated to the Member that bears the economic risk of loss for such liability (or is treated as bearing such      risk). This  Paragraph 4(b)  shall  apply before the  application  of  Paragraph 4(a).

(c) If the allocation of deductions to either Member would cause such Member to have a deficit Tax Allocation Account balance at the end of any taxable year of the Company (after all other allocations provided for in Paragraph 3 and this Paragraph have been made, including after giving effect to the adjustments described in Paragraph 4(a)), such deductions shall instead be allocated to the other Member.

(d) Items of Company loss, deduction and expenditures described in Section 705(a)(2)(B) of the Code which are attributable to any nonrecourse debt of the Company and are characterized as partner nonrecourse deductions under Treas. Reg. § 1.704-2(i) shall be allocated to the Members' Tax Allocation Accounts in accordance with said Treas. Reg. § 1.704-2(i).

(e) Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Treas. Reg. § 1.704-2(b)), such deductions shall be allocated  to the Members  in  proportion to their  Percentage  Interests.

(f) To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Treas.    Reg. § 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Tax Allocation Accounts as the result of a distribution of Distributable Cash to an Member in complete liquidation of its Ownership    Interest, the amount of such adjustment to Tax Allocation Accounts shall be    treated as an item of gain (if  the adjustment increases the basis of  the asset) or    loss (if  the adjustment decreases such basis), and such gain or loss shall be  specially allocated to the Members in accordance with their interests in the Company in the event Treas. Reg. § 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution of Distributable Cash was made in the event Treas.  Reg. §  1.704-1(b)(2)(iv)(m)(4) applies.

5. Curative Allocations

The allocations set forth in Paragraph 4 (the "Regulatory Allocations") are intended to comply    with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations  or with special allocations of other items of income, gain, loss or deduction pursuant to this Paragraph. Therefore, notwithstanding any other provisions of this Exhibit D (other than the Regulatory Allocations), the Management Team shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Tax Allocation Account balance is, to the extent possible, equal to the Tax Allocation Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all items were allocated pursuant to Paragraph 3 without regard to Paragraph 4; provided, however, that no such allocation shall be  made pursuant to this Paragraph 5 if (i) the Regulatory Allocation had the effect of offsetting a    prior Regulatory Allocation or (ii) the Regulatory Allocation likely (in the opinion of the  Company's accountants or tax counsel) shall be offset by another Regulatory Allocation in the future (for example, Regulatory Allocation of "nonrecourse deductions" that likely shall be subject  to  a subsequent  "minimum  gain chargeback").

6. Tax Allocations

Except as otherwise provided in this Paragraph 6, items of taxable income, deduction, gain and loss shall be allocated in the same manner as the corresponding item is allocated for book purposes under Paragraphs 3, 4 and 5 of the corresponding item determined for Tax Allocation Account purposes.

(a) Recapture of tax deductions arising out of a disposition of property shall, to the extent consistent with the allocations for tax purposes of the gain or amount realized giving rise to such recapture, be allocated to the Members in the same proportions  as  the recaptured  deductions  were  originally allocated or  claimed.

(b) To the extent required by Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to property contributed to the Company by a Member shall be shared among the Members so as to take account of the variation between the basis of the property to the Company and its Fair Market Value at the time of contribution in a manner as required by Section 704(c) of the Code (including, for the avoidance of doubt, Section 704(c)(1)(C) of the Code in respect of "built-in-loss" property within the meaning thereof) and the Treasury Regulations thereunder (taking into account, to the extent as may be reasonably determined by the Board of Managers, the principles set forth in proposed Treas. Reg. §1.704-3 (REG-144468-05), 79 FR 3042 (January 16, 2014) in respect of any built-in-loss property). In the event the value of any Company asset as reflected on the books and records of the Company kept for Tax Allocation Account purposes is adjusted pursuant to Treas. Reg. §1.704-1(b)(2)(iv)(f) or (s), subsequent allocations of income, gain, loss, and deduction with respect to such asset will take account of any variation between the adjusted basis of such asset for federal income tax purposes and its value as adjusted in the same manner as under Section 704(c) of the Code and  the Treasury Regulations thereunder. The Members intend that, except in  respect of any built-in-loss property, Section 704(c) shall effect no allocations of tax items that are different from the allocations under Paragraphs 3, 4 and 5 of the corresponding items for Tax Allocation Account purposes; provided that gain or loss on the sale of property contributed to the Company shall be allocated to the contributing member to the extent of built-in gain or loss, respectively, as determined under Treas. Reg. § 1.704-3(a) or under Section 704(c)(1)(C) (taking into account, to the extent as may be reasonably determined by the Board of Managers, the principles set forth in proposed Treas. Reg. §1.704-3 (REG- 144468-05), 79 FR 3042 (January 16, 2014)), as applicable. However, subject to the foregoing, to the extent that allocations of other tax items are required pursuant to Section 704(c) of the Code to be made other than in accordance with the allocations under Paragraphs 3, 4 and 5 of the corresponding items for Tax Allocation Account purposes, Section 704(c) shall be applied in accordance with any method permitted under Treas. Reg. § 1.704-3 as determined by the Board  of Managers as a Special Majority Decision. For the avoidance of doubt, the Members acknowledge and agree that in the event Section 704(c)(1)(C) of the Code applies to a built-in-loss property contributed by a Member, such Member's tax basis in the Member's Ownership Interests will include the Member's tax basis in such contributed property at the time of the contribution, as required under Section 722 of the Code, notwithstanding anything in the Agreement to the contrary.

(c) Depletion deductions with respect to contributed property shall be determined without regard to any portion of the property's basis that is attributable to precontribution expenditures by the Members that were capitalized under Code Sections 616(b), 59(e) and 291(b). Deductions attributable to precontribution expenditures by either Member shall be calculated under such Code Sections as if the contributing Member continued to own the depletable property to which such deductions are attributable, and such deductions shall be reported by the Company and shall be allocated solely to the contributing Member. For the avoidance of doubt, notwithstanding anything to the contrary, (A) the Company shall make available to each Member upon reasonable request such information related to the foregoing to facilitate such Member's own determination of depletion (e.g., production, reserves, percentage depletion allowable and adjusted leasehold basis) or accounting for any unrecaptured exploration costs, and (B) the Board of Managers shall take into account each Member's reasonable comments related to the matters described in this Paragraph 6(c) in  its determination of course of actions pursuant to Paragraphs 10 and  11.

(d) In the event of a capital account reallocation under Treas. Reg. §1.704- 1(b)(2)(iv)(s)(3), tax items shall be allocated in the manner required by Treas. Reg.  §1.704-1(b)(4)(x).

(e) The Members understand the allocations of tax items set forth in this Paragraph 6, and agree to report consistently with such allocations for federal and state tax purposes.

7. Designation of Tax Matters Representative

The Board of  Managers shall have the authority to designate, remove and replace the    "partnership representative" of the Company for any tax period subject to the provisions of    Section  6223(a)  of  the  Code  (the  "Tax  Matters  Representative").  The  Tax  Matters Representative shall have the right to nominate, appoint, remove and replace the  "designated individual" if required under the Partnership Audit Regime (as defined below). If each Member    has an equal Percentage Interest, then the Member who did not appoint the current Tax Matters Representative shall have the right to appoint an alternate serving as the Tax Matters  Representative as of the end of each Year and Teck shall serve as the initial Tax Matters Representative. Each Member hereby consents to such  designation  and  agrees  that,  upon  the request of the Board of Managers, it  will execute, certify, acknowledge, deliver, swear to, file      and  record  at  the  appropriate  public  offices  such  documents  as  may  reasonably  be  necessary or  appropriate to evidence such consent.  The Tax Matters Representative  and designated  individual may resign as such at any time. The resignation or removal of the Tax Matters Representative or designated individual shall become effective upon the appointment of a    successor  in the manner  required  by  applicable Treasury  Regulations.

8. Representation by Tax Matters Representative

In its capacity as Tax Matters Representative, the Tax Matters Representative shall represent the Company in any disputes, controversies or proceedings with the Internal Revenue Service or with any state, local, or non-U.S. taxing authority and is hereby authorized to take any and all actions that it is permitted to take by applicable law when acting in that capacity. The Tax Matters Representative shall keep each Member informed of all such administrative and judicial proceedings. The Members agree to cooperate in good faith, including without limitation by timely providing information reasonably requested by the Tax Matters Representative and making elections reasonably requested by the Tax Matters  Representative.

9. Extensions of Limitation Periods; Consistent Reporting

Subject to any overriding directions of the Members, the Tax Matters Representative shall not enter into any extension of the period of limitations without first giving reasonable advance notice to the Members of such intended action. Each Member shall report partnership items on the Member's tax returns in a manner that is consistent with the treatment of such items on the Company's tax returns, except as otherwise agreed to by the Board of Managers. If an administrative proceeding has begun, and the Tax Matters Representative so requests, each Member shall notify the Tax Matters Representative of its treatment of any Company's tax item on its federal income tax return that is inconsistent with the treatment of that item on the Company's tax return.

10. Electing Out Of Partnership Audit Regime

Each of the initial Members is, and each assignee of an Ownership Interest or other Member of    the Company shall be, either a C corporation or any foreign entity that would be treated as a C corporation for U.S. federal income tax purposes if it were domestic in compliance with Section 6221(b)(1)(C) of the Code and any applicable Treasury Regulations. The Board of  Managers    shall determine if the Company is eligible in each taxable year to elect out of the partnership      audit  regime  as  provided  in  chapter  63,  subchapter  C  of  the  Code  and  any  applicable, analogous provisions of U.S. state or local law (the "Partnership Audit Regime"). If the Board of Managers determines that the Company is eligible to elect out of the Partnership  Audit Regime,  the Company shall follow the procedure for electing out of the Partnership Audit Regime as set forth in Section 6221(b) of the Code and any applicable Treasury Regulations (or applicable      state or local laws). If such election is made, each Member shall comply with any requirements related to such election. The Company and Members agree to prepare and furnish such    information as is required in connection with any such election as provided in Section 6221(b)    and  any  applicable  Treasury Regulations.

11. Partnership Audit; Push-Out Election

If the Board of Managers is not eligible to elect, or does not elect, out of the Partnership Audit Regime for a taxable year, and if the Company shall be required to make any payments under the Partnership Audit Regime, then the Tax Matters Representative is permitted, with the express written permission of the Board of Managers, to make an election pursuant to Section 6226 of the Code (the "Push-Out Election"). If such Push-Out Election is made, each Member agrees to timely pay its share of any tax deficiency as determined pursuant to the completion of any audit or subsequent judicial proceedings. If such Push-Out Election is not made, the Company shall make the payments and allocate any such payment among the current or former Members of the Company for the "reviewed year" to which the payment relates in a manner that reflects the current or former Members' respective interests in the Company for that year and any other factors, such as available modifications under Section 6225 of the Code (e.g., including but not limited to the "tax-exempt" status of a Member) taken into account in determining the amount of the payment. To the extent payments are made by the Company on behalf of or with respect to a current Member in accordance with this Paragraph 11, such amounts shall, at the reasonable election of the Board of Managers, (i) be applied to and reduce the next distribution(s) otherwise payable to such Member under this Agreement or (ii) be paid by the Member to the Company within thirty (30) days of written notice from the Tax Matters Representative requesting the payment. In addition, if any such payment is made on behalf of or with respect to a former Member, that Member shall pay over to the Company an amount equal to the amount of such payment made on behalf of or with respect to it within thirty (30) days of written notice from the Tax Matters Representative requesting the payment. The Tax Matters Representative shall use reasonable best efforts to modify the Company's imputed underpayment under Section 6225(c)(3) and (c)(4) of the Code taking into account the tax classification, tax rates and tax attributes of the Members and such apportionment of liability shall also take into account the extent to which the Company's imputed underpayment was modified.

12. Settlements

The Tax Matters Representative shall not bind any Member to a settlement agreement with respect to the determination of Company items of income, gain, loss, or deduction at the Company level, file a petition under Section 6234(a) of the Code for the readjustment of those Company items, or appeal any judicial decision with respect to any Company item, in each case without first obtaining the written consent of any such Member. In the event that the Partnership Audit Regime does not apply, any Member who enters into a settlement agreement for its own account with respect to any partnership items shall notify the other Member of such settlement agreement and its terms within ninety (90) days from the date of settlement.

13. Fees and Expenses

The Tax Matters Representative shall not engage legal counsel, certified public accountants, or others without the prior consent of the Board of Managers. Either Member may engage legal counsel, certified public accountants, or others in its own behalf and at its sole cost and expense. Any reasonable item of expense, including fees and expenses for legal counsel, certified public accountants, and others which the Tax Matters Representative incurs (after proper consent by the Board of Managers as provided above) in connection with any audit, assessment, litigation, or other proceeding regarding any partnership item, shall constitute proper charges to the Company accounts and shall be borne by the Company and funded by  the Members as any other item which constitutes a direct charge to the Company accounts pursuant to this Agreement.

14. Liquidation

In the event the Company is dissolved pursuant to Article 18 of the Agreement then, notwithstanding any other provision of the Agreement to the contrary, the following steps shall  be taken (after taking into account any transfers of Tax Allocation Accounts pursuant to the Agreement):

(a) The Tax Allocation Accounts of the Members shall be adjusted to reflect any gain  or loss which would be realized by the Company and allocated to the Members pursuant to the provisions of  Paragraphs 3,  4, 5 or 6 if the Assets had been sold      at their Fair Market Value at the time of  liquidation.

(b) After making the foregoing adjustments or contributions and paying or making adequate reserves for all the Company's creditors (with such reserve being considered an expense of the Company for this purpose), all remaining Assets shall be distributed to the Members in accordance with the positive balances in their Tax Allocation Accounts (after taking into account all allocations under this Agreement, including Paragraphs 3(f) and 3(j)). Unless otherwise expressly agreed by the Members, each Member shall receive an undivided interest in each and every Asset determined by the ratio of the amount in each Member's Tax Allocation Account to the total of the Members' Tax Allocation Accounts. Assets distributed to the Members shall be deemed to have a Fair Market Value equal to the value assigned to them pursuant to Paragraph 14(a)  above.

(c) All distributions to the Members in respect of their Tax Allocation Accounts shall be made in accordance with the requirements of Treas. Reg. §§ 1.704- 1(b)(2)(ii)(b)(2) and (3).

15. Withholding

All amounts withheld or required to be paid by the Company pursuant to the Code or any federal, state, local or non-U.S. tax law with respect to any payment, distribution, ownership by or allocation to a Member, or which the Company is otherwise obliged to pay to any Governmental Authority because of the status of a Member of the Company (including, any interest, penalties and expenses associated with such payments), will, to the extent so withheld or paid over (or both, as the case may be) to such Governmental Authority, be treated as amounts paid to such Member for all purposes of this Agreement. The Board of Managers is authorized to withhold from distributions to Members, or to pay with respect to allocations to Members, and in each case to pay over to the appropriate federal, state, local or non-U.S. government any amounts required to be so withheld or paid. The Board of Managers will allocate any such amounts to the Members in respect of whose distribution or allocation the tax was withheld or paid and will treat such amounts as actually distributed to such Members. Each Member shall indemnify the Company in full for any amounts paid pursuant to this Paragraph 15 (including any interest, penalties and expenses associated with such payments) with respect to such Member to the extent not otherwise applied to reduce any concurrent distribution to which such Member would otherwise be entitled. The Board of Managers may offset future distributions to which a Member is otherwise entitled under the Agreement or this Exhibit C (and, for the avoidance of doubt, such offset amounts shall reduce such Member's Tax Allocation Account) against such Person's obligation to indemnify the Company under this Paragraph 15, and each Member will promptly upon notification of an obligation to indemnify the Company pursuant to this Paragraph 15 make a cash payment to the Company equal to the full amount to be indemnified (and such amount paid will be treated as a capital contribution and added to and restore such Member's Tax Allocation Account), plus interest accrued on any portion of such cash payment not paid in full when requested, calculated at a rate equal to 10% per annum, compounded as of the last day of each year (but not in excess of the highest rate  per annum permitted by law. Each Member will provide the Company with any information, representations, certificates or forms relating to such Member (or its direct or indirect owners or account holders) that are requested from time to time by the Board of Managers, including (without limitation) Internal Revenue Service Form W-9 or any variant of Internal Revenue Service Form W-8, as the case may  be.

16. Establishment of Tax Allocation Accounts

(a) A separate Tax Allocation Account shall be established and maintained by the Management Team for each Member. Such Tax Allocation Account shall be increased by (i) the amount of money contributed by the Member to the Company, (ii) the Fair Market Value of property contributed by the Member to the Company (net of liabilities that the Company is considered to assume or take subject to) and (iii) allocations to the Member under Paragraphs 3, 4 and 5 of Company income and gain (or items thereof), including income and gain exempt from tax; and shall be decreased by (iv) the amount of money distributed to the Member by the Company, (v) the Fair Market Value of property distributed to the Member by the Company (net of liabilities that such Member is considered to assume or take subject to), (vi) allocations to the Member under Paragraphs 3, 4 and 5 of expenditures of the Company not deductible in computing its taxable income but properly chargeable to a Tax Allocation Account, and (vii) allocations of Company loss and deduction (or items thereof), excluding items described in

(vi) above and percentage depletion to the extent it exceeds the adjusted tax basis of the depletable property to which it is    attributable.

(b) In the event that the Tax Allocation Accounts of the Members are computed with reference to the book value of any Asset which differs from the adjusted tax basis of such Asset, then the Tax Allocation Accounts shall be adjusted for depreciation, depletion, amortization and gain or loss as computed for book purposes with respect to such Asset in accordance with Treas. Reg. § 1.704- 1(b)(2)(iv)(g).

(c) In the event any interest in the Company is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Tax Allocation Account of the transferor to the extent it relates to the transferred interest, except as provided in Treas. Reg. § 1.704-1(b)(2)(iv)(l).

(d) In the event property, other than money, is distributed to a Member, the Tax Allocation Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Tax Allocation Accounts previously) would be allocated among the Members if there was a taxable disposition of such property as though such property had been sold at Fair Market Value (taking Section 7701(g) of the Code into account) on the date of distribution.

(e) In the event of any abandonment or surrender of properties pursuant to Section

13.2 of the Agreement, the Tax Allocation Accounts of the Members shall be adjusted as reasonably determined by the Board of Managers to be necessary to comply with Treas. Reg. §1.704-1(b).

(f) To the extent any Member is contributing to the Company any depletable properties with respect to which the contributing Member currently has an adjusted tax basis which may consist in part of depletable expenditures and in part of expenditures capitalized under Code Sections 616(b), 291(b) or 59(e), for purposes of maintaining the Tax Allocation Accounts, the Company's deductions with respect to contributed property in each year for (i) depletion, (ii) deferred development expenditures under Code Section 616(b) attributable to pre-contribution expenditures, (iii) amortization under Code Section 291(b)    attributable to pre-contribution expenditures, and (iv) amortization under Code Section 59(e) attributable to pre-contribution expenditures shall be the amount of  the corresponding item determined for tax purposes pursuant to Paragraph 6(e) multiplied by the ratio of (A) the book value at which the contributed property is recorded in the Tax Allocation Accounts to (B) the adjusted tax basis of the contributed property (including basis resulting from capitalization of pre- contribution development expenditures under Code Sections 616(b), 291(b), and 59(e)).

(g) If  the Members so agree, upon the occurrence of an event  described in Treas.    Reg. § 1.704-1(b)(2)(iv)(f)(5), or as required by Treas. Reg. § 1.704- 1(b)(2)(iv)(f)(5), the Tax Allocation Accounts shall be restated in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(f) to reflect the manner in which unrealized  income, gain,  loss or deduction inherent  in the assets  of the Company (that  has  not been reflected in the Tax Allocation Accounts previously) would be allocated among the Members if there were a taxable disposition of such assets for their      Fair Market Values, taking into account Treas. Reg. § 1.704-1(b)(2)(iv)(h)(2). For purposes of  Paragraph 3,  a Member shall be treated as  contributing the portion    of the book value of any property that is credited to the Member's Tax Allocation Account pursuant to the preceding sentence. Following a revaluation pursuant to  this  Paragraph  16(g),  the  Members'  shares  of  depreciation,  depletion, amortization and gain or loss, as computed for tax purposes, with respect to  property that has been revalued pursuant to this Paragraph 16(g) shall be  determined in accordance with the principles of Code Section 704(c) as applied pursuant  to  the final  sentence  of  Paragraph 6(b).

(h) The foregoing provisions, and the other provisions of the Agreement relating to the maintenance of Tax Allocation Accounts and the allocations of income, gain, loss, deduction and credit, are intended to comply with Treas. Reg. §§1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Board of Managers shall determine that it is prudent to modify the manner in which the Tax Allocation Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Board of Managers may make such modification, provided that it is not likely to have a material effect on the amount distributable to either Member upon liquidation of the Company pursuant to Paragraph 14.

17. Inconsistency with Agreement

Any conflict between the terms and provisions of this Exhibit D and the terms and provisions of the Agreement shall be resolved in favor of the wording and interpretation of such terms and provisions provided in this Exhibit D. References to paragraphs herein refer to paragraphs of      this Exhibit D.

18. Survival

The provisions of the foregoing Paragraphs shall survive the termination of the Company or the termination of either Member's interest in the Company and shall remain binding on the Members for a period of time necessary to resolve with the Internal Revenue Service, the Department of the Treasury, the Department of Justice or the applicable state tax agency  any and all matters regarding or connected with the federal income taxation of the Company for the applicable tax year(s); provided that, without limiting the foregoing, the provisions contained in Paragraphs 7-13 shall also survive the dissolution of the Company and the withdrawal of any Member or the Transfer of any Member's interest in the Company and shall apply to any current or former Member.

EXHIBIT E
FORM OF ROYALTY

[SEE ATTACHED]

EXHIBIT F
SAMPLE  DILUTION CALCULATIONS

[Redacted -  Commercially sensitive information]

EXHIBIT G
NPV AND DILUTION FOR MPE SOLE FUND

1. Upon the occurrence of a Dilution Date as a result of an MPE Sole Fund, the net present value of the Company will be determined utilizing the criteria below and dilution will be with effect from such Dilution Date.

2. The net present value (NPV) of the Company on a pre-Major Project Expansion basis will be calculated on an all-equity, escalated then deflated basis with effect from the Dilution Date utilizing the following criteria:

(a) the agreed life of mine plan prior to the Major Project    Expansion;

(b) the same economic parameters utilized in the Feasibility Study for the Major Project Expansion with respect to commodity prices, unless any Member directs that such prices should instead be determined by a Valuation Expert;

(c) a discount rate for the Company prior to the commencement of the Major Project Expansion to be agreed upon by the Members. The discount rate to be determined by the Members or, in the event of a failure by the Members to agree thereon, by a Valuation Expert, as the case may be, shall be based on the following (the "Discount Rate Criteria"):

• the proven and probable mineral reserves on or in the Properties and, to the extent appropriate and customary under international mining practices, risk- adjusted mineral resources on or in the Properties;

• the forecasted life of  mine;

• the price for the Products to be mined from the Properties as applied in the Feasibility Study for the Major Project Expansion or in terms of other current and reliable information and production rates therefor;

• projected operational Costs taken from the Feasibility Study for the Major Project Expansion (or based on such other current and reliable information) and including estimates of capital, operating and realization Costs (e.g. freight, insurance costs and duties) assessed by reference to international standards achieved at comparable mines in comparable  locations;

• Environmental Liabilities to the extent greater than any established sinking funds;

• factors such as country and political risk, social and political environment and tenure security;

• technical risk;

• appropriate foreign exchange projections issued by reputable third party consultants, analysts and financial institutions;

• appropriate weighted cost of capital discount rate using a capital pricing model generally used by financial professionals in respect of the mining industry;

• regulatory considerations (including environmental) to the extent affecting the proposed  Major  Project Expansion;

• currently applicable Taxation, including royalties payable to Governmental Authorities; and

• and any other material factors which the Members have agreed in writing that should be considered.

3. The net present value of the Company following the Major Project Expansion will be calculated on an expanded and all-equity basis with effect on the Dilution Date for the MPE Sole Fund utilizing the following criteria:

(a) either the revised mine plan as per the Feasibility Study for the Major Project Expansion, or an updated forecast in the event that the MPE Completion Date has not occurred, or, otherwise, in the event that an MPE Default Date has occurred, an updated forecast;

(b) excluding any Major Project Expansion capital and incremental working capital (but not incremental sustaining capital) which must be expended subsequent to such Dilution Date in order to complete the Major Project    Expansion;

(c) the same economic parameters utilized in the Feasibility Study for the Major Project Expansion with respect to commodity prices, unless any Member directs that such prices should instead be determined by a Valuation Expert; and

(d) the discount rate for the Company following the MPE Completion Date or the MPE Default Date, as applicable, agreed upon by the Members or, in the event of a failure by the Members to agree thereon, by a Valuation Expert, based on the Discount Rate Criteria.

4. Any dispute regarding the net present value of the Company prior to or following either of the MPE  Completion  Date or MPE  Default Date, as the case may be, or the    determination of the Discount Rate Criteria will be resolved by the Valuation Expert,    acting  as  an  expert and not  as  an  arbitrator, appointed  pursuant to Section 19.2.

5. The value of the Company so arrived at will form the denominator for purposes of determining the adjusted Percentage Interests of each Member as a result of the MPE  Sole Fund and the calculation of new Percentage Interests of the Members will be determined with effect on the Dilution Date for the MPE Sole Fund  by:

(a) determining in respect of the Non-Sole Funding Member, a resulting Percentage Interest equal to the percentage equal to the ratio of the present value of its Percentage Interest on a pre-Major Project Expansion basis (as determined by reference to the net present value of the Company on a pre-Major Project Expansion basis in accordance with paragraph (2) of this Exhibit G) to the net present value of the Company following the Major Project Expansion determined pursuant to paragraph (3) of this Exhibit G; and

(b) allocating to the Sole Funding Member an additional Percentage Interest such that its resulting Percentage Interest is a percentage equal to the balance of the Percentage  Interests.

EXHIBIT H
EVENTS OF FORCE MAJEURE

Each of the following events, whether foreseeable or unforeseeable, are each an "Event of Force Majeure" for the purposes of this Agreement:

(a) labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Company to grant) that:

(i) have national, provincial, regional or state-wide  application;

(ii) directly affect the performance of the obligations under this Agreement; and

(iii) last for more than seven consecutive days;

(b) Acts of God, including earthquake, flood, excessively cold or warm temperatures or consistent periods of severe weather conditions which prevent or render impractical the conduct of Operations on the Properties for a period of 15 days during any period of 45 consecutive days;

(c) any pandemic, epidemic, outbreak of infectious diseases or any other serious public health concerns (such as including, without limitation, Ebola, avian flu, H1N1, SARS and the coronavirus (COVID-19)) whether on a regional or global scale, together with any resulting restrictions on travel, imposition of quarantines and prolonged closures of workplaces in Canada or the U.S.;

(d) Applicable Laws, instructions or requests of any Governmental Authority;

(e) any litigation or administrative process which reasonably has the effect of materially delaying Operations and judgments or orders of any court or tribunal;

(f) inability to obtain on reasonably acceptable terms any public or private licence, permit or  other authorisation;

(g) curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of  Environmental  Laws;

(h) action or inaction by any Governmental Authority that materially delays or prevents the issuance or granting of any approval or authorisation required to conduct Operations beyond the reasonable expectations of a Person seeking such approval or authorisation;

(i) acts of war or conditions arising out of or attributable to war, whether declared or undeclared;

(j) riot, civil strife, terrorism, insurrection or rebellion; including any steps taken by any Governmental Authorities in response to any such matters;

(k) fire or explosion;

(l) delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services, in any case which materially affect the Operations;

(m) safety concerns or accidents;

(n) breakdown of equipment, machinery or Facilities that materially affect the Operations;

(o) inability to obtain contractors or sub-contractors to provide materially time-critical goods and services due to shortages of competent and competitive contractors  or sub-contractors; or

(p) blockages, sit-ins, or  other  similar actions that  prevent  access  to the Properties, or any part thereof, for more than 30 consecutive days taken by any community groups, native or tribal groups, environmental groups, or other similar special interest  groups.

EXHIBIT I
FORM OF INDEMNIFICATION

THIS AGREEMENT made this                 day of                                                  , 20       .

BETWEEN:

●

(hereinafter called the "Indemnified Party") and

NEWRANGE COPPER NICKEL LLC, a limited liability company governed by the laws of the State of Delaware (hereinafter called the "Company")

WHEREAS the Company has agreed to execute an agreement evidencing its indemnity of the Indemnified Party to the full extent permitted by law.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Indemnified Party and the Company covenant and agree as follows:

1. The Company shall indemnify and save harmless the Indemnified Party and the Indemnified Party's heirs, executors and administrators against all liabilities, costs (including reasonable legal costs), charges and expenses, including without limitation an amount paid to settle an action or satisfy a judgment, arising as a result of the Indemnified Party's role, capacity or actions in his or her capacity as a member of the Board of Managers of the Company, an officer of the Company, or, otherwise, as a member of the Management Team of the Company, as the case may be, including in respect of any civil, criminal, administrative, investigative or other proceeding to which the Indemnified Party is made a party or in which the Indemnified Party is involved by reason of being or having been a member of the Board of Managers of the Company, an officer of the Company, or, otherwise, as a member of the Management Team of the Company, as the case may  be.

2. The Company shall not indemnify and save harmless the Indemnified Party and the Indemnified Party's heirs under Section 1 above unless the Indemnified Party: (a) acted honestly and in good faith with a view to the best interests of the Company; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the conduct was lawful.

3. For the purposes of Section 2, the conclusion of any civil, criminal, administrative, investigative or other proceeding by judgment, order, settlement  or conviction shall not,  of  itself, create a presumption either that the Indemnified Party did not act honestly and  in good faith with a view to the best interest of the Company or that, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty,    the Indemnified Party did not have reasonable grounds for believing that the conduct    was lawful.

4. In respect of an action by or on behalf of the Company to procure judgment in their favour to which the Indemnified Party is made a party by reason of being or having been a member of the Board of Managers of the Company, an officer of the Company, or, otherwise, as a member of the Management Team of the Company, the Company shall make application for approval of the Court to indemnify the Indemnified Party, the Indemnified Party's heirs, executors and administrators against all liabilities, costs, charges and expenses reasonably incurred by the Indemnified Party or on behalf of the Indemnified Party in accordance with Section 6 below if: (a) the Indemnified Party acted honestly and in good faith, with a view to the best interests of the Company, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the conduct was lawful.

5. Without limiting any of the foregoing, the Company shall indemnify the Indemnified Party  if the Indemnified Party was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the Indemnified Party ought to have  done in respect of any civil, criminal, administrative, investigative or other proceeding to which the Indemnified Party is a party by reason of being or having been a member of the Board of Managers of the Company, an officer of the Company, or, otherwise, as a member of the Management Team of the Company, as the case may be, against all  liabilities,  costs, charges and expenses reasonably incurred by the Indemnified Party or on behalf of the Indemnified Party in respect of such proceeding if: (a) the Indemnified  Party acted honestly and in good faith with a view to the best interests of the Company, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing the conduct was lawful.

6. The Company shall advance monies to pay all reasonable costs, charges  and  expenses incurred by the Indemnified Party or on behalf of the Indemnified Party in defending any civil, criminal, administrative, investigative or other proceeding to which the Indemnified Party is made a party by reason of being or having been a member of the Board of  Managers of the Company, an officer of the Company, or, otherwise, as a member of the Management Team of the Company,  as the case may be and as incurred, in advance of the final disposition of such action or proceeding, within 10 days of receipt of an invoice for such amounts and upon receipt of an undertaking reasonably satisfactory to the  Company and such Indemnified Party to repay such amount if  the Indemnified Party is not entitled to be indemnified. In respect of an action by or on behalf of the Company to procure judgment in its favour and in respect of which the Company is obligated by Section 4 hereof to make or cause to be made application for approval of the Court to indemnify the Indemnified Party, the Company shall (subject to receiving the necessary Court approval, if any) pay all such expenses in advance, within 10 days of receipt of an invoice for such amounts and upon receipt  of  an undertaking reasonably satisfactory to the Company and such Indemnified Party by or on behalf of the Indemnified Party to repay such amount if the Indemnified Party is not entitled to be indemnified.

7. This agreement shall not operate to abridge or exclude any other rights to which the Indemnified Party may be entitled by operation of law under any statute, by laws of the Company, agreement, vote of members of the Company, vote of disinterested appointees to the Board of Managers of the Company or otherwise.

8. This agreement and the benefit and obligation of all covenants herein contained shall enure to the benefit of and be binding on the heirs, executors, administrators, legal representatives and assigns of each of the parties  hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

●

Per:
Name:
Title:

)
__________________________________________________________	)
Witness	)	Name:
)

EXHIBIT J
COMMITTED WORK PROGRAM AND BUDGET

[Redacted -  Commercially sensitive information]

EXHIBIT K
COMPLIANCE  MATTERS

1. Definitions

In this Exhibit K, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

"Anti-Tax Evasion Laws" means any applicable laws, rules and regulations relating to tax evasion applicable to the Parties and/or or the Two Projects, including Part 3 of the UK Criminal Finances Act 2017 (Corporate Offences of Failure to Prevent Facilitation of Tax Evasion) and, in each case, any rules or regulations  thereunder;

"Associated Person" means, in relation to a Person, any other Person acting on its behalf including without limitation its directors, officers, employees, contractors, sub-contractors and agents;

"Improper Inducement" any illegal payment or thing of value or any financial or other improper advantage to or for the use or benefit of:

(a) any Public Official; or

(b) any Associated Person of any commercial organisation or private individual; or

(c) any other person while knowing that all or any portion of such illegal payment, thing of value or improper advantage would be offered, promised, paid or given to any of the persons described in paragraphs (a) to (b)  above, in each case, the giving and/or receipt of which, would be in material breach of any applicable Anti-Bribery and Anti-Corruption Law;

"Material Compliance Breach" means:

(a) in respect of a Member, a breach:

(i) by it of any of Sections 2, 3 or 7 of this Schedule; or

(ii) by it or any of its Affiliates or its or their Associated Persons of any Anti- Bribery and Anti-Corruption Law, Sanctions (including by such Member becoming  a Sanctioned Person) or  any  Anti-Tax Evasion  Law,

where the breach is connected with the Company and/or the Two Projects, and has resulted in a material adverse effect on the Company and/or the Two Projects; and

(b) in respect of the Company, a material breach by its Associated Persons of any applicable Anti-Bribery and Anti-Corruption Law, Sanctions or any Anti-Tax Evasion Law that has resulted in a material adverse effect on the Company and/or the Two Projects.

"Public Official" means:

(a) an employee, officer or any person otherwise acting in an official capacity for or on behalf of, a Governmental Authority;

(b) a person holding a legislative, administrative or judicial position of any kind, regardless of whether elected or appointed, of a Governmental Authority;

(c) an officer of, or individual who holds a position in, a political  party;

(d) a candidate for political office;

(e) an individual who holds any other official, ceremonial or other appointed or inherited position with a Governmental Authority; or

(f) any individual who exercises a public function for or on behalf of a country or territory or for any public agency or public enterprise of that country or territory; and

"Sanctions" means any applicable economic or financial sanctions or trade embargoes aimed  to maintain or restore international peace and security or imposed for foreign policies or national security reasons, administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") the U.S. Departments of State or Commerce, the United Nations Security Council ("UNSC"), the European Union ("EU"), Switzerland, Canada or other applicable sanctions authority, including any international development bank.

2. Member Compliance with Laws and Prohibition on Improper Inducements

Each Member represents, warrants and covenants that it and its Affiliates and its and their Associated Persons:

(a) have complied in all material respects with, and will comply in all material respects with, all Applicable Laws, including applicable Anti-Bribery and Anti- Corruption Laws, Sanctions and Anti-Tax Evasion Laws and there is no instance of non-compliance with any such law that is connected with the Company and/or the Two Projects, or that could reasonably be expected to have a material adverse effect on the Company and/or the Two Projects;

(b) have not authorized, offered, promised, paid or otherwise given and agrees that neither it nor any of its Affiliates and its and their Associated Persons will authorize, offer, promise, pay or otherwise give, whether directly or indirectly, any Improper Inducement in relation to the Company and/or the Two Projects; and

(c) has not procured any of the contracts, permits, licences or other assets it will be contributing to the Company by an Improper Inducement or otherwise in violation of Applicable Laws (including the applicable Anti-Bribery and Anti-Corruption Laws, Sanctions and Anti-Tax Evasion Laws).

3. Policies and Procedures

(a) Each Member represents, warrants and covenants that it has instituted, and will maintain, policies and procedures designed to:

(i) ensure that it complies with its obligations under Section 2 of this Schedule;

(ii) prevent it and its Associated Persons from engaging in conduct that would directly cause the Member or the Company to breach any applicable Anti-Bribery and Anti-Corruption Law, Sanctions or any Anti- Tax Evasion Law.

(b) Without limiting Section 3(a) above, each Member represents, warrants and covenants that it:

(iii) conducts risk assessments in order to understand the nature and extent of its exposure to risks of breaches of Anti-Bribery and Anti-Corruption Law, Sanctions and Anti-Tax Evasion Laws;

(iv) has instituted and will maintain proportionate risk-based policies and procedures in order to prevent such misconduct;

(v) conducts appropriate risk-based due diligence in respect of its third parties, including its Associated Persons;

(vi) communicates and conducts regular training on its policies and procedures throughout its organisation and to its Associated Persons; and

(vii) monitors and regularly reviews the implementation and effectiveness of  its  policies  and procedures.

4. Member Review and Audit

(a) Each Member may, at reasonable times and on reasonable notice, monitor, review and/or audit the Company's compliance with the Compliance Program, it being understood and agreed that for these purposes the word "audit" excludes the use of third party auditors.

(b) The Company and each of its Associated Persons  shall:

(i) cooperate with, and provide any reasonable information and assistance reasonably requested on reasonable notice by, any Member in  connection with any monitoring, review and/or audit that the Member may undertake pursuant to Section 4(a); and

(ii) provide all reasonable information and assistance requested upon any investigation or inquiry by a Governmental Authority directed to the Company, the Management Team or any Member.

5. Company Compliance with Laws and Prohibition on Improper Inducements

The Company represents, warrants and covenants that it and its Associated  Persons:

(a) have complied in all material respects with, and will comply in all material  respects with, all Applicable Laws, including the applicable Anti-Bribery and  Anti-

Corruption Laws, Sanctions and Anti-Tax Evasion Laws; and

(b) have not authorized, offered, promised, paid or otherwise given and will not authorize, offer, promise, pay or otherwise give, whether directly or indirectly, any Improper Inducement.

6. Company Review and Audit

(a) The Company and the Management Team shall allow each Member, at reasonable times and on reasonable notice, to monitor, review and/or audit the Company's compliance with the Compliance Program.

(b) The Company and each of its Associated Persons  shall:

(i) cooperate with, and provide any information and assistance reasonably requested by, any Member in connection with any monitoring, review and/or audit that that Member may undertake pursuant to Section 6(a); and

(ii) provide all reasonable information and assistance requested upon any investigation or inquiry by a Governmental Authority directed to the Company, the Management Team or any Member.

7. Reporting of Material Compliance Breaches

The Management Team and each Member shall promptly:

(a) inform the Board of Managers and the Policy Standards Committee if it becomes aware of any Material Compliance Breach by it or by the Company; and

(b) provide the Board of Managers and the Policy Standards Committee with the results of any internal audits or other investigations into any such Material Compliance  Breach.